As confidentially submitted with the Securities and Exchange Commission on April 12, 2022
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN
REAL ESTATE COMPANIES
STRATEGIC WIRELESS INFRASTRUCTURE
FUND II, INC.
(Exact Name of Registrant as Specified in Governing Instruments)
260 Mason Street
Greenwich, CT 06830
(475) 465-0056
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
James Condon
260 Mason Street
Greenwich, CT 06830
(475) 465-0056
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
With copies to:
Heath D. Linsky
Mary Katherine Rawls
Morrison & Foerster LLP
309 E. Paces Ferry Rd, NE, Suite 400
Atlanta, GA 30305
(404) 490-4444
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 12, 2022
PRELIMINARY PROSPECTUS
Maximum Offering of $575,000,000
Strategic Wireless Infrastructure Fund II, Inc., or the Company, is a net asset value (“NAV”)-based real estate investment trust (“REIT”) that intends to acquire and/or establish, operate, manage and lease digital infrastructure assets, with a primary focus on: (1) cell towers, (2) wireless easements and lease assignments, (3) fiber networks and (4) edge computing facilities, mobile and telecom switching exchanges, central offices, telecommunication hubs, telecommunication point of presences, or collectively, digital exchange centers. We are externally managed by our advisor, StratCap Digital Infrastructure Advisors II, LLC (our “advisor”), an affiliate of our sponsor, StratCap Investment Management, LLC (our “sponsor”). We conduct our operations as a real estate investment trust (“REIT”) for U.S. federal income tax purposes and elected to be taxed as a REIT beginning with our taxable year ended December 31, 2021. We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act.
We are offering on a continuous basis up to $575,000,000 in shares of common stock, consisting of up to $500,000,000 in shares in our primary offering and up to $75,000,000 in shares pursuant to our distribution reinvestment plan, in any combination of Class D common stock (“Class D shares”), Class I common stock (“Class I shares”), Class S common stock (“Class S shares”) or Class T common stock (“Class T shares ”). The share classes have different selling commissions, dealer manager fees and ongoing stockholder servicing fees. Each class of shares of our common stock will be sold at the “transaction price,” plus applicable upfront selling commissions and dealer manager fees. The transaction price generally will be equal to the NAV per share of our common stock most recently disclosed by us, however, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed NAV per share. Accordingly, the offering price per share for each class of our common stock will vary. You must initially invest at least $2,500 in Class D shares, Class I shares, Class S shares and Class T shares. This is a “best efforts” offering, which means that our affiliated dealer manager, StratCap Securities, LLC, or our dealer manager, will use its best efforts to sell our shares and is not obligated to purchase any specific number or dollar amount of our shares.
We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in shares of our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 25. These risks include, among others:
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There is no public trading market for our common stock and repurchase of shares by us will likely be the only way to dispose of your shares. Our share repurchase program will provide you with the opportunity to request that we repurchase your shares on a monthly basis, but we are not obligated to repurchase any shares under our share repurchase program and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify or suspend or terminate our share repurchase program. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

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We cannot guarantee that we will make distributions, and if we do, the amount of distributions we may make is uncertain and we may fund such distributions from sources other than cash flow from operations, including, without limitation, from borrowings or the sale of or repayment under our assets, and we have no limits on the amounts we may pay from such sources. The use of these sources for distributions may decrease the amount of cash we have available for new investments, share repurchases and other corporate purposes, and could reduce your overall return.

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This is a “blind pool” offering; you will not have the opportunity to evaluate all of the investments we will make before we make them.

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This is a “best efforts” offering and if we are unable to raise substantial funds, then we will be more limited in our investments.

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We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus.

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The purchase and repurchase price for shares of our common stock are generally based on our prior month’s NAV (subject to material changes as described above) and are not based on any public trading market. While there will be independent annual appraisals of our properties, the appraisal of properties is inherently subjective, and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

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Some of our executive officers, directors and other key personnel are also officers, directors, managers, key personnel and/or holders of an ownership interest in our advisor, our dealer manager and/or other entities related to our sponsor. As a result, they face conflicts of interest, including but not limited to conflicts arising from time constraints, allocation of investment and leasing opportunities, and the fact that certain of the compensation our advisor will receive for services rendered to us is based on our NAV, the procedures for which our advisor assists our board of directors in developing, overseeing, implementing and coordinating. We may compete with certain vehicles sponsored or advised by affiliates of direct and indirect owners of our sponsor for investments and certain of those entities may be given priority with respect to certain investment opportunities.

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We are dependent on the advisor to conduct our operations. The advisor will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and other investment vehicles, the allocation of time of its investment professionals and the substantial fees that we will pay to the advisor.

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There are limits on the ownership and transferability of our stock. See “Description of Our Securities — Restrictions on Ownership and Transfer.”

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If we fail to continue to qualify as a REIT and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards, including the “Regulation Best Interest” standard, to any or all purchasers. The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our common stock is prohibited. No one is authorized to make any statements about this offering inconsistent with those that appear in this prospectus.
	Price to the Public(1)	Upfront Selling Commissions(2)	Dealer Manager Fees(2)	Proceeds to Us, Before Expenses(3)
Maximum Offering(4)	$500,000,000	$9,676,100	$1,207,700	$489,116,200
Class T shares, per share	$10.35	$0.30	$0.05	$214,545,900
Class S shares, per share	$10.35	$0.35	$—	$48,309,200
Class D shares, per share	$10.15	$0.15	$—	$48,261,100
Class I shares, per share	$10.00	$—	$—	$150,000,000
Maximum Distribution Reinvestment Plan	$75,000,000	$—	$—	$75,000,000

(1)
Shares of each class will be issued on a monthly basis at a price per share generally equal to the prior month’s NAV per share for such class, plus applicable upfront selling commissions and dealer manager fees. The transaction price is the then-current offering price per share before applicable selling commissions and dealer manager fees and is generally the prior month’s NAV per share for such class.

(2)
The table assumes that $500,000,000 shares are sold in the primary offering, with 10% of the gross offering proceeds from the sale of Class D shares, 30% from the sale of Class I shares, 10% from the sale of Class S shares and 50% from the sale of Class T shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption. In addition to upfront selling commissions and dealer manager fees presented in this table, subject to Financial Industry Regulatory Authority, Inc., or FINRA, limitations on underwriting compensation, we will pay our dealer manager certain ongoing stockholder servicing fees. See “Plan of Distribution.”

(3)
Proceeds are calculated before deducting stockholder servicing fees or organization and offering expenses payable by us, which are paid over time.

(4)
We reserve the right to reallocate shares of common stock between our distribution reinvestment plan and our primary offering.

The date of this prospectus is            .

HOW TO SUBSCRIBE
Investors who meet the suitability standards described herein may purchase shares of our common stock. See “Suitability Standards” in this prospectus. Investors seeking to purchase shares of our common stock must proceed as follows:
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Read this entire prospectus and any appendices and supplements accompanying this prospectus.

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To purchase shares in this offering, you must complete and sign a subscription agreement in the form attached to this prospectus as Appendix C or Appendix D, as applicable. You may complete the subscription agreement electronically. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

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Deliver a check, submit a wire transfer, instruct your broker-dealer to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the participating broker-dealer. Checks should be made payable, or wire transfers directed, to “Strategic Wireless Infrastructure Fund II, Inc.” For Class D shares, Class I shares, Class S shares and Class T shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500, unless such minimums are waived by the board of directors. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating broker-dealers may require additional documentation.
A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our common stock may be made on an ongoing basis, and investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker-dealer, and payment of the full purchase price of our common stock being subscribed at least five business days prior to the first calendar day of the month (unless waived by the Company or otherwise agreed to between the dealer manager and the applicable participating broker-dealer).
For example, if you wish to subscribe for shares of our common stock in October, your subscription request must be received in good order at least five business days before November 1. Generally, the offering price will equal the NAV per share of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of November.
Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price in the circumstances described below) publicly available by posting it on our website at www.strategicwirelessinfrastructurefundii.com and filing a prospectus supplement with the SEC (or in certain cases after we have delivered notice of such price directly to subscribers as discussed below). Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. As a result, you will have a minimum of three business days after the transaction price for that month has been disclosed to withdraw your request before you are committed to purchase the shares. Generally, you will not be provided with direct notice of the transaction price when it becomes available. Therefore, if you wish to know the transaction price prior to your subscription being accepted you must check our website or our filings with the SEC prior to the time your subscription is accepted.

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However, if the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available. In such cases, you will have at least three business days from delivery of such notice before your subscription is accepted.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Shares of our common stock purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial representative, in order to effect the designation.
Minimum Purchase Requirements
As noted above, the initial minimum permitted investment that we will accept for Class D shares, Class I shares, Class S shares or Class T shares is $2,500, provided that our dealer manager has the right to waive such minimum investment requirement in its discretion. Additional purchases of shares must be made in increments of at least $500.
Investments by Qualified Accounts
Funds from qualified accounts will be accepted if received in installments that together meet the minimum or additional investment amount, as applicable, so long as the total subscription amount was indicated on the subscription agreement and all funds are received within a 90-day period, unless a different time period is approved by the Company.

SUITABILITY STANDARDS
Shares of our common stock are suitable only as a long-term investment for persons of adequate financial means who do not need near-term liquidity from their investment. We do not expect there to be a public market for our shares and thus it may be difficult for you to sell your shares. You may be able to have your shares repurchased through our share repurchase program, although we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. You should not buy shares of our common stock if you need to sell them in the near future. Investment in shares of our common stock involves a high degree of risk and is suitable only for persons of substantial financial means who have no need for liquidity in their investment in the shares.
The minimum initial investment in shares of our common stock that we will accept for our Class D shares, Class I shares, Class S shares or Class T shares is $2,500. In order to satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code.
Purchases of shares of our common stock pursuant to our distribution reinvestment plan may be in amounts less than set forth above and are not required to be made in increments of $500.
Unless you are transferring all of your shares of our common stock, you may not transfer your shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements described above, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These minimum purchase requirements are applicable until shares of our common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares.
PENNSYLVANIA INVESTORS:   Because the minimum offering amount is less than $75,000,000, you are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of subscriptions.
Pursuant to the requirements of the Pennsylvania Department of Banking and Securities, no subscriptions from residents of the Commonwealth of Pennsylvania will be accepted until we have received at least $37,500,000 in aggregate gross proceeds from investors in this offering who are not residents of the Commonwealth of Pennsylvania.
Purchases of shares of our common stock pursuant to our distribution reinvestment plan may be in amounts less than set forth above and are not required to be made in increments of $100.
Unless you are transferring all of your shares of our common stock, you may not transfer your shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements described above, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These minimum purchase requirements are applicable until shares of our common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares.
Investors must have either (a) a net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a minimum net worth of at least $70,000.
For purposes of determining whether you satisfy the standards above, your net worth is calculated excluding the value of your home, home furnishings and automobiles. For the purposes of these suitability standards, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Certain states have established suitability standards in addition to the minimum income and net worth standards described above. Shares will be sold to investors in these states only if they meet the additional suitability standards set forth below. Certain broker-dealers selling shares in this offering may impose greater suitability standards than the minimum income and net worth standards described above and the state-specific suitability standards described below.
Alabama Investors.   Purchasers residing in Alabama may not invest more than 10% of their liquid net worth in us and our affiliates.
Idaho Investors.   Purchasers residing in Idaho must have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.
Iowa Investors.   An Iowa investor must have either: (i) a minimum net worth of $300,000 (exclusive of home, auto and furnishings); or (ii) a minimum annual gross income of $70,000 and a net worth of $100,000 (exclusive of home, auto and furnishings). In addition, the aggregate investment in this offering and in the securities of other non-publicly traded REITs may not exceed 10% of their liquid net worth. Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.
Kansas Investors.   It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in us and other non-traded REITs to not more than 10% of their liquid net worth.
Kentucky Investors.   Purchasers residing in Kentucky may not invest more than 10% of their liquid net worth in our shares or in any shares of our affiliated non-publicly traded REITs.
Maine Investors.   The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and other similar direct participation investments not exceed 10% of the investor’s liquid net worth.
Massachusetts Investors.   Purchasers residing in Massachusetts must limit their aggregate investment in us and other illiquid direct participation programs to not more than 10% of their liquid net worth.
Missouri Investors.   A purchaser residing in Missouri must limit his or her investment in our securities to 10% of his or her liquid net worth.
Nebraska Investors.    Purchasers residing in Nebraska who do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, must limit their aggregate investment in this offering and in the securities of other non-publicly traded direct participation programs to 10% of such investor’s net worth (exclusive of home, home furnishings, and automobiles).
New Jersey Investors.   Purchasers residing in New Jersey are required to have (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000; or (b) a minimum liquid net worth of $350,000. In addition, the total investment in us, our affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of an investor’s liquid net worth. For purposes of New Jersey’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that consists of cash, cash equivalents and readily marketable securities.
New Mexico Investors.   Purchasers residing in New Mexico may not invest more than 10% of their liquid net worth in our shares, shares of our affiliates and other non-traded REITs. For this purpose, “liquid net worth” is that portion of net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities.
North Dakota Investors.   Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.

Ohio Investors.   Purchasers residing in Ohio may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded real estate investment programs. For purposes of Ohio’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.
Oregon Investors.   Purchasers residing in Oregon may not invest more than 10% of their net worth in this offering.
Pennsylvania Investors.   Purchasers residing in Pennsylvania may not invest more than 10% of their net worth (exclusive of home, home furnishings, and automobiles) in us.
Puerto Rico Investors.   Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates, and in other non-traded REITs. For purposes of Puerto Rico’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities.
Tennessee Investors.   Purchasers residing in Tennessee who are not “accredited investors” as defined in 17 C.F.R. § 230.501 may not invest more than 10% of their net worth in us.
Vermont Investors.   Purchasers residing in Vermont who are not “accredited investors” as defined in 17 C.F.R. § 230.501 may not purchase an amount of shares in this offering that exceeds 10% of the investors’ liquid net worth. Vermont residents who are “accredited investors” as defined in 17 C.F.R. § 230.501 are not subject to the limitation described in this paragraph. For purposes of Vermont’s suitability standard, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.
In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares of our common stock or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our common stock, our investment objectives and the relative illiquidity of shares of our common stock, shares of our common stock are an appropriate investment for those of you who become stockholders. Each participating broker dealer must make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each stockholder based on information provided by the stockholder. Each participating broker dealer is required to maintain for six years records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a stockholder.
Regulation Best Interest and State-Level Standards of Conduct for Broker-Dealers   The Securities and Exchange Commission, or the SEC, has adopted Regulation Best Interest, which went into effect on June 30, 2020. Regulation Best Interest establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. A retail customer is any natural person, or the legal representative of such person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes. When making such a recommendation, a broker-dealer and its associated persons must act in such customer’s best interest at the time the recommendation is made, without placing their financial or other interest ahead of the retail customer’s interests. This standard is different and higher than the quantitative suitability standards we require for an investment in our shares and the current suitability standard applied by FINRA, a self-regulatory organization for broker-dealers. Under the SEC rules, the broker-dealer must meet four component obligations:
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Disclosure Obligation: The broker-dealer must provide certain required disclosures before or at the time of the recommendation about the recommendation and the relationship between the broker-dealer and its retail customer. The disclosure includes a customer relationship summary on Form CRS. The broker-dealer’s disclosures are separate from the disclosures we provide to investors in this prospectus.

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Care Obligation: The broker-dealer must exercise reasonable diligence, care, and skill in making the recommendation.

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Conflict of Interest Obligation: The broker-dealer must establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest.

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Compliance Obligation: The broker-dealer must establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest.

Regulation Best Interest became effective on June 30, 2020.
In addition to Regulation Best Interest, certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts fiduciary standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated.
In addition to Regulation Best Interest and state fiduciary standards of care, broker-dealers are required to provide retail investors a brief customer relationship summary, or Form CRS, that summarizes for the investor key information about the broker-dealer. Form CRS is different from this prospectus, which contains information regarding this offering and our company.
The impact of Regulation Best Interest and state fiduciary standards on broker-dealers cannot be determined at this time as little administrative or case law exists under Regulation Best Interest and state fiduciary standards as of the date of this prospectus and the full scope of their applicability is uncertain.
Our sponsor and each person selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each investor. In making this determination, our sponsor and the dealer manager will rely upon information provided by the investor to the participating broker-dealer as well as the suitability assessment made by each participating broker-dealer. Before you purchase shares of our common stock, your participating broker-dealer, authorized representative or other person placing shares on your behalf will rely on relevant information provided by you to determine that you:
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meet the minimum income and net worth standards established in your state;

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are in a financial position appropriate to enable you to realize the potential benefits described in the prospectus; and

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are able to bear the economic risk of the investment based on your overall financial situation.

Participating broker-dealers are required to maintain for six years, records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a stockholder.
By signing the subscription agreement required for purchases of our common stock, you represent and warrant to us that you have received a copy of this prospectus and that you meet the net worth and annual gross income requirements described above. By making these representations, you do not waive any rights that you may have under federal or state securities laws.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
In addition to this prospectus, we may utilize certain sales material in connection with the offering of shares of our common stock, although only when accompanied by or preceded by the delivery of this prospectus. In certain jurisdictions, some or all of such sales material may not be available. This material may include information relating to this offering, the past performance of the Advisor and its affiliates, property brochures and articles and publications concerning real estate. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
The offering of shares of our common stock is made only by means of this prospectus. Although the information contained in such sales material will not conflict with any of the information contained in this prospectus, such material does not purport to be complete, and should not be considered a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or said registration statement or as forming the basis of the offering of the shares of our common stock.
This prospectus is part of a registration statement that we filed with the SEC using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus, including the information incorporated by reference. Any statement that we make in this prospectus, including statements made in the information incorporated by reference, will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus, including the information incorporated by reference, and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Additional Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to each day that the New York Stock Exchange is open for trading.
We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, for example, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review amendments to our registration statement until such filings are declared effective, if at all.
Pursuant to this prospectus, we will offer to the public all of the shares that we have registered. We intend to conduct a continuous offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. We intend to file a new registration statement on Form S-11 with the SEC upon the expiration of the registration statement of which this prospectus forms a part to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. In certain states, the registration of this offering may continue for only one year following the most recent clearance by applicable state authorities, after which we intend to renew the offering period through the expected termination date of the offering. We will endeavor to take all reasonable actions, including making any necessary filings with the SEC, to avoid interruptions in the continuous offering of shares of our common stock. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings. We reserve the right to terminate this offering at any time.

We conduct monthly valuations of our common stock. We expect that we will update our NAV per share as of the last calendar day of each month. Our updated NAV per share will be (1) posted on our website, www.strategicwirelessinfrastructurefundii.com, and (2) made available on our toll-free, automated telephone line, (888) 292-3178. In addition, on a monthly basis, we will disclose in a prospectus or prospectus supplement the principal valuation components of our NAV.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” “identified” or other similar words or the negatives thereof. These may include our financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors also include but are not limited to those described under the section entitled “Risk Factors” in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or our other filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
Any of the assumptions underlying forward-looking statements could prove to be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included or incorporated by reference in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference in this prospectus, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this prospectus will be achieved.

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PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section. References in this prospectus to “us,” “we,” “our,” or “the Company” refer to Strategic Wireless Infrastructure Fund II, Inc. and its consolidated subsidiaries. We refer to StratCap Digital Infrastructure Advisors II, LLC, a Delaware limited liability company, as our advisor; SWIF II Operating Partnership, LP, a Delaware limited partnership, as our operating partnership; StratCap Securities, LLC, a Delaware limited liability company, as our dealer manager; Strategic Wireless Infrastructure Property Management Company, LLC, a Delaware limited liability company, as our property manager; and StratCap Investment Management, LLC a Delaware limited liability company, as our sponsor.
Q:
What is Strategic Wireless Infrastructure Fund II, Inc.?

A:
We are a recently formed Maryland corporation that elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, commencing with the taxable year ended December 31, 2021, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We are externally managed by our advisor, StratCap Digital Infrastructure Advisors II, LLC, a Delaware limited liability company. Our advisor is an affiliate of StratCap Investment Management, LLC, our sponsor.

On July 13, 2021, we commenced a private offering of shares of Class A common stock (“Class A shares”), shares of Class AX common stock (“Class AX shares”), Class D shares, shares of Class DX common stock (“Class DX shares”), Class I shares and shares of Class IX common stock (“Class IX shares”) to accredited investors only pursuant to a confidential private placement memorandum. We will terminate the private offering upon or prior to commencement of this offering. As of       , 2022, we had received aggregate gross offering proceeds of approximately $2,200,000 from the sale of approximately 108,500 Class A shares, 1,500 Class AX shares, 59,000 Class I shares and 49,000 Class IX shares in our private offering.
In addition, on January 18, 2022, we began offering Class P interests in our operating partnership , or Class P OP Units, and Class PX interests in our operating partnership, or Class PX OP Units, in a private offering to accredited investors only pursuant to a confidential private placement memorandum, or the OP Unit Offering. The Class P OP Units and Class PX OP Units will be exchangeable at the applicable exchange ratio, in certain circumstances, into Class I shares and Class IX shares. As of       , 2022, we had received aggregate gross proceeds of approximately $       from the sale of approximately      Class P OP Units and Class PX OP Units in the OP Unit Private Offering. In general, each such unit will share in distributions from the Operating Partnership when such distributions are declared by the Company, as made in the Company’s sole discretion as the sole general partner of the operating partnership.
As of            , 2022, we had $      million of total assets, including $      million of digital infrastructure assets. For a description of our investments, please see “Investment Objectives and Strategies — Description of Real Estate Investments”.
Our office is located at 260 Mason Street, Greenwich, Connecticut 06830, and our main telephone number is (475) 282-0861.
Q:
What is a “REIT”?

A:
In general, a REIT is a company that:

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combines the capital of many investors to acquire a large-scale diversified real estate portfolio under professional management;

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allows individual investors to invest in a diversified real estate portfolio managed by a professional management team;

•
makes a tax election to be treated as a REIT;

•
pays annual distributions to investors of at least 90% of its REIT taxable income (which does not equal net income, as calculated in accordance with U.S. generally accepted accounting principles, or GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain; and

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generally avoids the “double taxation” treatment of income that normally results from investments in a corporation because a REIT generally is not subject to U.S. federal corporate income taxes on that portion of its net income distributed to its stockholders, provided certain U.S. federal income tax requirements are satisfied.

Q:
What is a non-listed, perpetual-life REIT?

A:
A non-listed REIT is a REIT whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life REIT” to describe an investment vehicle of indefinite duration, whose shares of common stock are intended to be sold by the REIT monthly on a continuous basis at a price generally equal to the REIT’s prior month’s NAV per share. We calculate our NAV per share in accordance with the procedures disclosed in additional detail in the section entitled “Net Asset Value Calculations and Valuation Guidelines,” Our NAV per share will represent the “transaction price” as used throughout this prospectus.

There is no public trading market for shares of our common stock. On a limited basis, you may be able to have your shares repurchased through our share repurchase program. While we may consider a Liquidity Event at any time in the future, we currently do not have a fixed time frame in which we intend to undertake such consideration and we are not obligated by our charter or otherwise to effect a Liquidity Event at any time. There can be no assurance that we will ever pursue a Liquidity Event. We believe that our structure as a non-exchange traded REIT that may continue to raise capital through a series of offerings with no targeted liquidity window enhances the potential to achieve our investment objectives by allowing us to acquire and manage our investment portfolio in a more flexible manner. We expect the structure to be beneficial to your investment, as we will not be limited by a pre-determined operational period and the need to provide a Liquidity Event at the end of that period. For purposes hereof, “Liquidity Event” includes, but is not limited to: (i) a listing of our common stock on a national securities exchange; (ii) our sale, merger or other transaction in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; and (iii) the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration.
Q:
What is StratCap Investment Management, LLC?

A:
StratCap, LLC, a Delaware limited liability company, or StratCap, is the sole manager and member of StratCap Investment Management, LLC, a Delaware limited liability company, or our sponsor. StratCap is led by industry veterans with decades of experience working together to convert innovative strategies into value creation, with a key focus on next-generation technologies and sustainability-linked strategies. Since its inception in 2009, StratCap and its affiliates have successfully worked to build nine companies by assembling experienced management teams that function across a variety of sectors of commercial real estate, including digital connectivity infrastructure, as well as in capital raising for investment vehicles. These companies have benefited from the equity support of more than $4.5 billion in equity capital that has been raised and/or deployed by StratCap and its affiliated entities (including our dealer manager). StratCap and its affiliates have sponsored two other private retail and institutional investment programs focused in the data center, wireless tower and connectivity sectors.

Q:
Why should I consider an investment in commercial real estate?

A:
Allocating some portion of your investment portfolio to commercial real estate investments may provide you with (1) portfolio diversification, (2) a reduction of overall portfolio risk, (3) a hedge against inflation, (4) a stable level of income relative to more traditional asset classes like stocks and bonds and (5) attractive risk-adjusted returns. For these reasons, commercial real estate has been embraced as a major asset class for purposes of asset allocations within investment portfolios.

Q:
In what types of commercial real estate will you invest?

A:
We intend to continue to invest primarily in digital infrastructure real estate assets, with a primary focus on (1) cell towers, (2) wireless easements and lease assignments, (3) fiber networks and (4) edge computing facilities, mobile and telecom switching exchanges, central offices, telecommunication hubs, telecommunication point of presences, or collectively, digital exchange centers. To a lesser extent, we may invest in other real estate-related assets, including telecommunications infrastructure assets, such as small cells and distributed antenna systems, or DAS, and other digital infrastructure real estate assets that our management believes provides an opportunity for income and/or growth. There is no limitation on the number, size or type of assets we may acquire or the percentage of net proceeds of this offering that may be invested in a single investment. When we invest in digital infrastructure real estate assets, we will focus on those assets with long-term leases or contracts, to creditworthy tenants or customers. We intend to acquire assets located in the United States; however, we are not prohibited from acquiring assets located outside of the United States.

Q:
Will you invest in anything other than real property?

A:
Yes. We may also invest in real estate-related debt and securities that meet our investment strategy and return criteria; provided that we do not intend for such investments to constitute a significant portion of our assets, and we will evaluate our assets to ensure that any such investments do not cause us or any of our subsidiaries to be an investment company under the Investment Company Act or cause our advisor to have assets under management that would require our advisor to register as an investment advisor under the Investment Advisors Act of 1940, as amended, or the Investment Advisors Act. The number and mix of assets and other real estate-related investments comprising our portfolio will depend upon market conditions and other circumstances existing at the time we acquire assets and other real estate-related investments, and the amount of proceeds raised in this offering. As a result, we may acquire assets other than the types described in this prospectus. In addition, we may acquire assets that vary from the parameters described in this prospectus.

Q:
What are your investment objectives?

A:
Our primary investment objectives are to: (1) assemble and operate a diversified portfolio of digital infrastructure real estate assets; (2) preserve and protect investor capital; (3) provide attractive risk-adjusted returns to our investors; (4) deliver tax-efficient income to our investors via regular monthly distributions; and (5) realize growth in the value of our investments over time. We cannot assure you that we will be able to attain these objectives or that the value of our assets will not decrease. In particular, we note that the NAV of non-traded REITs may be subject to volatility related to the values of their underlying assets. Furthermore, within our investment objectives and policies, our advisor has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets, subject to the oversight of our board of directors. See the “Risk Factors” section of this prospectus.

Q:
What is your investment strategy?

A:
Our investment strategy is to capitalize on the demand for digital infrastructure real estate assets in order to provide investors with stable, tax-efficient cash distributions, as well as growth in the value of their shares. Our strategy entails acquiring and/or establishing, operating, managing and leasing digital infrastructure real estate assets, with a primary focus on: (1) cell towers, (2) wireless easements and lease assignments, (3) fiber networks and (4) digital exchange centers. To a lesser extent, we may invest in other real estate-related assets, including telecommunications infrastructure assets, such as small cells and DAS and other digital infrastructure real estate assets that our management believes provides an opportunity for income and/or growth, and real estate-related debt and securities that meet our investment strategy and return criteria; however we do not intend for real estate-related debt and securities investments to constitute a significant portion of our assets, and we will evaluate our assets to ensure that any such investments do not cause us or any of our subsidiaries to be an investment company under the Investment Company Act or cause our advisor to have assets under management that would require our advisor to register as an investment advisor under the Investment Advisors Act.

Q:
How will you achieve your investment objectives and strategy?

A:
We will pursue our investment objectives and strategy by providing access, including space or capacity, to towers, digital exchange centers, wireless easements, and fiber via long-term contracts or leases to creditworthy tenants or customers that often contain annual rent/lease increases. In general, cell towers, and easement assets can accommodate multiple customers for antennas and/or other equipment necessary to support the transmission of signals for wireless communication devices. We seek to create additional value by increasing our site rental revenues by co-locating or adding more tenants via long-term leases on our digital infrastructure real estate, through tenant lease amendments, or through build-to-suit and development opportunities. We expect these initiatives to result in significant incremental cash flows due to the relatively fixed operating costs associated with these assets. In the case of our fiber networks, we will seek to further expand coverage and service areas to allow access to new prospective customers. In addition, we may offer certain network services relating to the expansion of our digital infrastructure real estate assets, predominately consisting of site development services, including, but not limited to: site acquisition, architectural and engineering, design, zoning and permitting, new cell site, small cell, DAS and fiber network build-outs.

Q:
Are there any Investment Company Act considerations?

A:
We intend to operate in such a manner that we will not become subject to regulation under the Investment Company Act and do not intend to register as an investment company thereunder. We intend to conduct our operations so that we and each of our subsidiaries is not an investment company under the Investment Company Act. Under the Investment Company Act, a company is an “investment company” if:

•
pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and

•
pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire digital infrastructure real estate assets and other real estate-related assets directly, for example, by acquiring fee or easement interest in such assets, or by purchasing interests, including controlling interests, in other operating companies that own digital infrastructure real estate assets and securities issued by pass-through entities of which substantially all of the assets consist of digital infrastructure. We also may acquire and build digital infrastructure through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will be held in wholly and majority-owned subsidiaries of the Fund, each formed to hold a particular asset or group of assets.
We intend to conduct our operations so that we and most, if not all, of our wholly and majority-owned subsidiaries comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine our compliance and that of each of our wholly and majority-owned subsidiaries with this test. We expect that most, if not all, of our wholly and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these wholly and majority-owned subsidiaries generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.
In addition, we believe that neither us nor any of our wholly and majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily, or hold themselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, we and our wholly and majority-owned subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our respective operations such that none of us will be required to register as an investment company under the Investment Company Act.
Q:
Are you permitted to enter into joint ventures, including joint ventures with affiliates?

A:
Yes. We may make investments through joint ventures or other co-ownership arrangements when we determine it is advantageous. Any joint venture with an affiliate of our advisor must be approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as being fair and reasonable to us and on substantially the same, or more favorable, terms and conditions as those received by other joint venture partners. In many cases, we may not control the management of joint ventures in which we invest, but we may have the right to approve major decisions of the joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and another affiliated program.

Q:
Who is responsible for selecting and managing your acquisitions, dispositions, and operations?

A:
We have no employees and are externally managed by our advisor; therefore, our advisor will manage our day-to-day affairs and the acquisition and disposition of our investments on our behalf, subject to the approval, supervision and oversight of our board of directors. Our advisor does not have any employees and will utilize the employees and key personnel of the sponsor. See the “Management” section beginning on page [∙] of this prospectus for a more detailed explanation of the management structure of our company and the key personnel associated with it.

Q:
Will your advisor and management face any conflicts of interest?

A:
Yes. Our advisor, the officers of our advisor, and the key personnel of our advisor will experience significant conflicts of interest in connection with managing our business affairs. See the “Conflicts of Interest” section beginning on page [∙] of this prospectus for a more detailed explanation of such conflicts.

Q:
Do your investment guidelines overlap with the objectives or guidelines of any of the sponsor’s affiliates, and do any affiliates receive priority with respect to certain investments?

A:
Conflicts of interest caused by more than one investment vehicle sponsored by the sponsor, our advisor, or their affiliates having funds available simultaneously for acquiring investments of the type we are targeting will be resolved in good faith by the sponsor, our advisor, or such affiliates. Our advisor will undertake to report to our board of directors, on a quarterly basis, all such investment opportunities and how the allocation of such investment opportunities were resolved. In resolving any such conflicts, the sponsor, through its subsidiary advisors and managers, will take into account a number of factors in allocating the investment opportunities for the vehicles they advise, including but not limited to: (a) which vehicle has available cash (including availability under lines of credit) to acquire an investment; (b) how the investment size, potential leverage, transaction structure and anticipated cash flows will affect each vehicle in light of the vehicles targeted returns and cash flow needs; (c) whether the estimated transaction timing will be more advantageous (or possible) for a particular vehicle; (d) how closely aligned the proposed investment is with a vehicle’s investment objectives; (e) whether the proposed investment conforms to the operation parameters of a particular vehicle’s property acquisitions objectives; (f) whether a particular investment vehicle has an existing strategic relationship with the tenant(s), operator, facility, franchisor, or system associated with the investment; (g) whether an investment vehicle has or lacks a geographic presence that would make the investment strategically more important for that vehicle; and (h) whether there would be positive or negative income tax effects on an investment vehicle and its investors relating to the investment opportunity.

Q:
Will you use leverage?

A:
Yes. We use and expect to continue to use leverage. Our target leverage ratio is 65%. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) gross real estate assets (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt portfolio. There is, however, no limit on the amount we may borrow with respect to any individual property or portfolio.
We have also placed limits in our charter prohibiting us from borrowing more than 300% of our net assets, which approximates borrowing 75% of the cost of our investments. We may exceed this limit if a majority of our independent directors approves each borrowing in excess of the limit and we disclose the justification for doing so to our stockholders.
Financing a portion of the purchase price of our assets will allow us to broaden our portfolio by increasing the funds available for investment. Financing a portion, which may be substantial, of the purchase price is not free from risk. Using debt requires us to pay interest and principal, referred to as “debt service,” all of which decrease the amount of cash available for distribution to our stockholders or other purposes. We may also be unable to refinance the debt at maturity on favorable or equivalent terms, if at all, exposing us to the potential risk of loss with respect to assets pledged as collateral for loans. Certain of our debt may be floating-rate and the effective interest rates on such debt will increase when the relevant interest benchmark (e.g., LIBOR) increases.
Q:
Are there any risks involved in buying your shares?

A:
Investing in our common stock involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in shares of our common stock involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. An investment in shares of our common stock involves significant risks. See “Risk Factors” beginning on page 25. These risks include, among others:

Risk Factor Summary
•
There is no public trading market for our common stock and repurchase of shares by us will likely be the only way to dispose of your shares. Our share repurchase program will provide you with the opportunity to request that we repurchase your shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify or suspend or terminate our share repurchase program. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

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We cannot guarantee that we will make distributions, and if we do, the amount of distributions we may make is uncertain and we may fund such distributions from sources other than cash flow from operations, including, without limitation, from borrowings or the sale of or repayment under our assets, and we have no limits on the amounts we may pay from such sources. The use of these sources for distributions may decrease the amount of cash we have available for new investments, share repurchases and other corporate purposes, and could reduce your overall return.

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This is a “blind pool” offering; you will not have the opportunity to evaluate all of the investments we will make before we make them.

•
This is a “best efforts” offering and if we are unable to raise substantial funds, then we will be more limited in our investments.

•
We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus.

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The purchase and repurchase price for shares of our common stock are generally based on our prior month’s NAV (subject to material changes as described above) and are not based on any public trading market. While there will be independent annual appraisals of our properties, the appraisal of properties is inherently subjective, and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

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We are dependent on our advisor to conduct our operations. Our advisor will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and other investment vehicles, the allocation of time of its investment professionals and the substantial fees that we will pay to our advisor.

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There are limits on the ownership and transferability of our stock. See “Description of Our Securities — Restrictions on Ownership and Transfer.”

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If we fail to continue to qualify as a REIT and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.

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While our investment strategy is to invest in digital infrastructure real estate assets, preferably with long-term leases or contracts, to creditworthy tenants or customers to deliver tax-efficient income to our investors via regular monthly distributions, an investment in us is not an investment in fixed income. Fixed income has material differences from an investment in us, including those related to vehicle structure, investment objectives and restrictions, risks, fluctuation of principal, safety, guarantees or insurance, fees and expenses, liquidity and tax treatment.

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The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors.

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Investing in digital infrastructure real estate assets involves certain risks, including but not limited to: tenants, customers and subscribers declaring bankruptcy; an inability to secure funds for future capital improvements or capital needs; new technologies and changes in a tenant’s business model; tenants consolidating their operations, exiting the telecommunications business or sharing digital infrastructure real estate; and decreases in demand for data (which in turn decreases demand for digital infrastructure real estate).

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Any outbreak of a pandemic, such as the novel coronavirus, or COVID-19, may have an adverse impact on our fundraising, ability to source new investments, and obtain financing, which could have an adverse impact on our NAV, results of operations, ability to fund distributions to stockholders and satisfy repurchase requests, among other factors.

Q:
What is the difference between the Class D shares, Class I shares, Class S shares and Class T shares?

A:
We are offering to the public four classes of shares of our common stock Class D shares, Class I shares, Class S shares and Class T shares. The differences among the share classes relate to upfront selling commissions and dealer manager fees and ongoing stockholder servicing fees. No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares. See “Description of Our Securities” and “Plan of Distribution” for a discussion of the differences among our Class D shares, Class I shares, Class S shares and Class T shares.

Assuming a constant net asset value per share of $10.00 and assuming applicable stockholder servicing fees are paid until the 8.75% of gross proceeds limit described in “Compensation — Stockholder Servicing Fee” is reached, we expect that a one-time investment in 1,000 shares of each class of our common stock (representing an aggregate net asset value of $10,000 for each class) would be subject to the following upfront selling commissions, dealer manager fees and stockholder servicing fees:
	Upfront Selling Commissions	Dealer Manager Fees	Annual Stockholder Servicing Fees	Maximum Stockholder Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time)
Class D	$150	$0	$25	$738 (30 years)	$888 (30 years)
Class I	$0	$0	$0	$0	$0
Class S	$350	$0	$85	$556 (7 years)	$906 (7 years)
Class T	$300	$50	$85	$556 (7 years)	$906 (7 years)
Class T shares and Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of our advisor, our sponsor, or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class D shares, Class S shares or Class T shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an amount of Class I shares based on the equivalent NAV per share. Before making your investment decision, please consult with your financial professional regarding your account type and the classes of common stock you may be eligible to purchase.
Certain participating broker-dealers may offer volume discounts, which would reduce upfront selling commissions and would therefore increase the length of time required for selling commissions, dealer manager fees and stockholder servicing fee to reach 8.75% of gross proceeds. In the case of Class T shares sold through certain participating broker-dealers, a lower limit than 8.75% of gross proceeds may be used, as set forth in the applicable agreement between the dealer manager and a participating broker-dealer at the time such Class T shares were issued. See “— What fees do you pay to the Advisor and its affiliates?” and “Plan of Distribution — Underwriting Compensation — Upfront Selling Commissions and Dealer Manager Fees.”
If you are eligible to purchase all four classes of common stock, then in most cases you should consider Class I shares because Class I shares have no upfront selling commissions, dealer manager fees or stockholder servicing fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive stockholder services. If you are eligible to purchase Class D shares, Class S shares and Class T shares but not Class I shares, in most cases you should consider Class D shares because Class D shares have lower upfront selling commissions, no dealer manager fees and lower annual stockholder servicing fees. Investors should also inquire with their broker-dealer or financial representative about what additional fees may be charged with respect to the share class under consideration or with respect to the type of account in which the shares will be held, as that is also an important consideration when selecting a share class.
Q:
Who might benefit from an investment in shares of our common stock?

A:
An investment in our shares may be appropriate for you if you:

•
meet the minimum suitability standards described above under “Suitability Standards”;

•
seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income-generating portfolio of real estate and real estate debt;

•
seek to receive current income through regular distribution payments;

•
wish to obtain the potential benefit of long-term capital appreciation; and

•
are able to hold your shares as a long-term investment and do not need liquidity from your investment quickly in the near future.

We cannot assure you that an investment in shares of our common stock will allow you to realize any of these objectives. An investment in shares of our common stock is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to repurchase any shares of common stock under our share repurchase program and we may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion, and the opportunity to have your shares repurchased under our share repurchase program may not always be available. See “Share Repurchases — Repurchase Limitations.”
Q:
Do you currently own any assets?

A:
Yes. On December 21, 2021, we, through a wholly-owned subsidiary of our Operating Partnership, acquired two towers, ground leases/easements, four tenant leases and other related assets located in Springville, IN and Koleen, IN from an unaffiliated third-party seller for approximately $3.5 million (excluding acquisition fees and costs) in cash. The towers are currently operating at approximately 50% capacity, generating approximately $126,000 of aggregate property cash flow on an annualized basis. The existing tenant leases with subsidiaries of Verizon and AT&T (beginning in July 2022) have a weighted average remaining lease term of 55.5 years, including renewals, with 2% annual rental escalators.

On March 31, 2022, we, through a wholly-owned subsidiary of our Operating Partnership, acquired one tower, one ground lease and one tenant lease in Carrollton, GA from an unaffiliated third-party seller for approximately $1.3 million (excluding acquisition fees and costs) in cash. The tower is currently operating at approximately 20% capacity, generating approximately $69,855 of aggregate property cash flow on an annualized basis. The existing tenant lease with a subsidiary of AT&T has a remaining lease term of 9.4 years, including renewals, with 3% annual rental escalators.
On April 4, 2022, we, through a wholly-owned subsidiary of our Operating Partnership, acquired one tower, one fee simple ground lease and one tenant lease in Canton, KS from an unaffiliated third-party seller for approximately $1.1 million (excluding acquisition fees and costs) in cash. The tower is currently operating at approximately 25% capacity, generating approximately $41,400 of aggregate property cash flow on an annualized basis. The existing tenant lease with a subsidiary of Verizon has a remaining lease term of 30 years, including renewals, with 2% annual rental escalators.
Please see “Investment Objectives and Strategies — Description of Real Estate Investments” for further information on the assets we currently own.
We have not yet identified all of the real estate assets we may acquire using the proceeds of this offering, and therefore this offering is a “blind pool” offering. As a result, you will not have the opportunity to evaluate our investments before you purchase shares of our common stock. If we are delayed in finding, or unable to find, suitable investments, we may not be able to achieve our investment objectives.
Q:
How will you structure the ownership and operation of your assets?

A:
We plan to own all or substantially all of our assets through our Operating Partnership. We are the sole general partner of our Operating Partnership and our advisor owns a special limited partner interest in our Operating Partnership. In addition, our advisor may elect to receive units in our Operating Partnership in lieu of cash for its management fee and performance participation interest, respectively. See “Compensation.” Our advisor may put these units back to our Operating Partnership and receive cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our Operating Partnership’s partnership agreement, in which case such operating partnership units will be repurchased for shares of our common stock. The use of our Operating Partnership to hold all of our assets is referred to as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Using an UPREIT structure may give us an advantage in acquiring properties from persons who want to defer recognition of gain for U.S. federal income tax purposes.

The following chart shows our current ownership structure and our relationship with our advisor and our dealer manager.

StratCap, LLC
Delaware LLC
100%
(Dealer Manager)
StratCap Securities, LLC
Delaware LLC
Stockholders
99.99% (assuming maximum offering)
100%
(Sponsor)
StratCap Investment Management, LLC
Delaware LLC
100%
(Advisor)
StratCap Digital Infrastructure Fund Advisors II, LLC
Delaware LLC
(Company)
Strategic Wireless Infrastructure Fund II, Inc.
Maryland Corporation
General Partner Interest
100%
Private Investors
(Operating Partnership)
SWIF II Operating Partnership, LP
Delaware LP
Limited Partner Interest
Assets
(Property Manager)
Strategic Wireless Infrastructure Property Management Company, LLC
Delaware LLC

Q:
What is the role of our board of directors?

A:
We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. We have five directors, three of whom have been determined to be independent of us, our advisor, our sponsor and its affiliates. Our independent directors are responsible for reviewing the performance of our advisor and approving the compensation paid to our advisor and its affiliates. Our directors are elected annually by our stockholders. The names and biographical information of our directors are provided under “Management — Directors and Executive Officers.”

Q:
How does a “best efforts” offering work?

A:
This public offering of common stock is being conducted on a “best efforts” basis. A “best efforts” offering means that the dealer manager and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker-dealer or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q:
What is the offering price for shares of your common stock?

A:
The purchase price per share for each class of common stock will vary and will generally equal our prior month’s NAV per share, as determined monthly, plus applicable upfront selling commissions and dealer manager fees. Although the offering price for shares will generally be based on the prior month’s NAV per share, the NAV per share of such stock as of the date on which your purchase is settled may be significantly different. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed offering price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. Each class of shares may have a different NAV per share because stockholder servicing fees differ with respect to each class.

Q:
How is your NAV per share calculated?

A:
Our NAV per share is calculated monthly based on the net asset values of our investments (including securities investments), the addition of any other assets (such as cash on hand), and the deduction of any other liabilities. Our advisor, with the approval of our board of directors, including a majority of our independent directors, engages an independent valuation firm to serve as our independent valuation advisor and review annual third-party appraisals of our properties.

Our NAV per share is calculated by         , a third-party firm that provides us with certain administrative and accounting services, and such calculation is reviewed and confirmed by our advisor. In addition, we update the valuations of our properties monthly, based on the most recent annual third-party appraisals and current market data and other relevant information, with review and confirmation for reasonableness by our independent valuation advisor. However, our advisor ultimately is responsible for the determination of our NAV.
NAV is not a measure used under generally accepted accounting principles in the U.S., or GAAP, and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure. See “Net Asset Value Calculations and Valuation Guidelines” for more information regarding the calculation of our NAV per share of each class and how our properties and real estate debt are valued.
Q:
What is the expected term of this offering?

A:
We have registered $500,000,000 in shares of our common stock, in any combination of Class D shares, Class I shares, Class S shares and Class T shares, to be sold in our primary offering and up to $75,000,000 in shares to be sold pursuant to our distribution reinvestment plan. It is our intent, however, to conduct a continuous offering for an indefinite period of time, by filing for additional offerings of our common stock, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of our common stock. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our stock until such filings are declared effective, if at all.
Q:
When may I make purchases of shares and at what price?

A:
Subscriptions to purchase our common stock may be made on an ongoing basis and investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be received in good order at least five business days prior to the first calendar day of the month (unless waived by our dealer manager). The purchase price per share of each class will be equal to the then-current transaction price, which will generally be our prior month’s NAV per share for such class as of the last calendar day of such month, plus applicable upfront selling commissions and dealer manager fees. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. See “How to Subscribe” for more details.

For example, if you wish to subscribe for shares of our common stock in October, your subscription request must be received in good order at least five business days before November 1. Generally, the offering price will equal the NAV per share of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of November.

Q:
When will the transaction price be available?

A:
Generally, within 15 calendar days after the last calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class. However, in certain circumstances, the transaction price will not be made available until a later time. We will disclose the transaction price for each month when available in supplements to this prospectus and provide notice of the transaction price directly to subscribing investors when such transaction price is available. You will have at least three business days from delivery of such notice before your subscription is accepted. See “How to Subscribe.”

Q:
May I withdraw my subscription once I have made it?

A:
Yes. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 1-888-292-3178.

Q:
What will you do with the money raised in this offering before you invest the net proceeds in real estate?

A:
Until we invest all of the net proceeds of this offering in real estate, we may invest the net proceeds in short-term, highly liquid, interest-bearing investments, such as money market mutual funds, certificates of deposit, commercial paper, interest-bearing government securities and other short-term investments. We also may use a portion of the proceeds to fund distributions. We may not be able to invest all of the net proceeds in real estate promptly and such short-term investments will not earn as high of a return as we expect to earn on our real estate investments.

Q:
When will my subscription be accepted?

A:
Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price) publicly available by posting it on our website at www.strategicwirelessinfrastructurefundii.com and filing a prospectus supplement with the SEC (or in certain cases after we have delivered notice of such price directly to you as discussed above). As a result, you will have a minimum of three business days after the transaction price for that month has been disclosed to withdraw your request before you are committed to purchase the shares.

Q:
Are there any special restrictions on the ownership of shares?

A:
Yes. Our charter provides that no person or group may acquire or hold, directly or indirectly through application of constructive ownership rules, in excess of 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding stock of all classes or series unless they receive an exemption (prospectively or retroactively) from our board of directors. This prohibition may discourage large investors from purchasing our shares and may limit your ability to transfer your shares. To comply with tax rules applicable to REITs, we will require our record holders to provide us with detailed information regarding the beneficial ownership of our stock on an annual basis. These restrictions and requirements are designed to enable us to comply with the ownership restrictions imposed on REITs by the Code. See “Description of Our Securities — Restrictions on Ownership and Transfer” beginning on page 159 of this prospectus for more information.

Q:
Is there any minimum purchase requirement?

A:
Yes. The minimum initial investment in Class D shares, Class I shares, Class S shares or Class T shares is $2,500, and the minimum subsequent investment in such shares is $500 per transaction. The minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan. In addition, our board of directors may elect to accept smaller investments in its discretion.

Q:
How is an investment in shares of your common stock different from publicly registered, listed REITs?

A:
Investors should bear in mind that investing in shares of our common stock differs from investing in listed REITs in significant ways. An investment in shares of our common stock generally differs from an investment in listed REITs in a number of ways, including:

•
Shares of listed REITs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s real estate assets and liabilities. The estimated value of our real estate assets and liabilities, rather than the trading market, will be used to determine our NAV.

•
An investment in our stock has limited or no liquidity and our share repurchase program may be modified, suspended or terminated. In contrast, an investment in a listed REIT is a liquid investment, as shares can be sold on an exchange at any time.

•
Listed REITs are often self-managed, whereas our investment and other operations are managed by our advisor and its affiliates.

•
Listed REITs may be reasonable alternatives to an investment in us and may be less costly and less complex with fewer and/or different risks than an investment in us. Transactions for listed securities often involve nominal or no commissions.

Unlike the offering of a listed REIT, this offering has been registered in every state in which we are offering and selling shares. As a result of state-specific rules governing non-exchange traded REITs, we include certain limits in our governing documents that are not typically provided for in the charter of a listed REIT. For example, our charter limits the fees we may pay to our advisor and its affiliates, limits our ability to make certain investments, limits the aggregate amount we may borrow, requires our independent directors to approve certain actions and restricts our ability to indemnify our directors, our advisor and its affiliates. A listed REIT does not typically provide for these restrictions within its charter. A listed REIT is, however, subject to the governance requirements of the exchange on which its stock is traded, including requirements relating to its board of directors, audit committee, independent director oversight of executive compensation and the director nomination process, code of conduct, stockholder meetings, related party transactions, stockholder approvals, and voting rights. Although we may follow many of these same governance guidelines, there is no requirement that we follow all of them.
Q:
May I make an investment through my IRA, SEP or other tax-deferred account?

A:
Yes. You may make an investment through your IRA, a simplified employee pension, or a SEP, plan or other tax-deferred account. In making these investment decisions, you should consider, at a minimum, (a) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other account, (b) whether the investment satisfies the fiduciary requirements associated with your IRA, plan or other account, (c) whether the investment will generate unrelated business taxable income, or UBTI, to your IRA, plan or other account, (d) whether there is sufficient liquidity for such investment under your IRA, plan or other account, (e) the need to value the assets of your IRA, plan or other account annually or more frequently, and (f) whether the investment would constitute a prohibited transaction under applicable law. You should read carefully the more detailed description under the section entitled “Investment by Certain Tax-Exempt Entities, including Retirement Plans, and ERISA Considerations” in this prospectus.

Q:
If I buy shares, will I receive distributions and, if so, how often?

A:
We intend to declare monthly distributions as authorized by our board of directors (or a duly authorized committee of the board of directors) and pay such distributions to stockholders of record on a monthly basis. Any distributions we make are at the discretion of our board of directors, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Maryland law. As a result, our distribution rates and payment frequency may vary from time to time. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable record date for the distribution. The discretion of our board of directors as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the

REIT requirements. To qualify as a REIT, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gains. See “Description of Our Securities — Distribution Policy” and “Material U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class D shares, Class I shares, Class S shares and Class T shares generally differ because of different class-specific stockholder servicing fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares and Class T shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing stockholder servicing fees with respect to the Class S shares and Class T shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing stockholder servicing fees with respect to Class D shares (compared to Class I shares).
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the extent to which our advisor elects to receive its management fee in Class I shares or Class I OP Units and if it elects to receive distributions on its performance participation interest in Class I OP Units, how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our real estate debt portfolio. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares.
Q:
May I reinvest my cash distributions in additional shares of common stock?

A:
Yes. We have adopted a distribution reinvestment plan whereby stockholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of common stock that you own will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the transaction price for such shares at the time the distribution is payable. Stockholders will not pay upfront selling commissions when purchasing shares under our distribution reinvestment plan; however, all outstanding Class D shares, Class I shares, Class S shares and Class T shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing stockholder servicing fees. Participants may terminate their participation in the distribution reinvestment plan with ten business days’ prior written notice to us. See “Description of Capital Stock — Distribution Reinvestment Plan” for more information regarding the reinvestment of distributions you may receive from us. For the complete terms of the distribution reinvestment plan, see Appendix B to this prospectus.

Q:
What information about your portfolio of real estate investments do you intend to provide to stockholders?

A:
Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•
three quarterly financial reports and investor statements;

•
an annual report;

•
in the case of certain U.S. stockholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. stockholders, an annual IRS Form 1042-S;

•
confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

•
a quarterly statement providing material information regarding your participation in the distribution reinvestment plan and an annual statement providing tax information with respect to income earned on shares under the distribution reinvestment plan for the calendar year.

Depending on legal requirements, we may post this information on our website, www.strategicwirelessinfrastructurefundii.com, the contents of which are not incorporated by reference herein, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.
Our monthly NAV per share for each class will be posted on our website promptly after it has become available.
Q:
Will the distributions I receive be taxable?

A:
Generally, distributions that you receive, including cash distributions that are reinvested pursuant to the distribution reinvestment plan , will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received from REITs are generally not eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends” from C corporations (i.e., corporations generally subject to U.S. federal corporate income tax). However, under the Tax Cuts and Jobs Act of 2017, or the Tax Reform Bill, commencing with taxable years beginning on or after January 1, 2018 and continuing through 2025, individual taxpayers may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us).

We may designate a portion of your distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment to the extent of your basis and, thereafter, will be treated as gain recognized on the sale of your shares. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that you receive. See “Material U.S. Federal Income Tax Considerations.”
Q:
Can I request that my shares be repurchased?

A:
While stockholders may request on a monthly basis that we repurchase all or any portion of their shares pursuant to our share repurchase program, we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, our ability to fulfill repurchase requests is subject to a number of limitations. As a result, share repurchases may not be available each month. Under our share repurchase program, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the opening of the last calendar day of that month (each such date, a “Repurchase Date”). Repurchases will be made at the transaction price in effect on the Repurchase Date, except that shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price (an “Early Repurchase Deduction”). The one-year holding period is measured as of the first calendar day immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their

Operating Partnership units may include the period of time such stockholder held such Operating Partnership units for purposes of calculating the holding period for such shares of our common stock. The Early Repurchase Deduction may only be waived in the case of repurchase requests arising from the death, qualified disability or divorce of the holder. To have your shares repurchased, your repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern time) by the fifth business day prior to last business day of the applicable month. Settlements of share repurchases will be made within three business days of the Repurchase Date. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan. An investor may withdraw its repurchase request by notifying the transfer agent before 4:00 p.m. (Eastern time) on the last business day of the applicable month.
The aggregate NAV of total repurchases of Class D shares, Class I shares, Class S shares and Class T shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares), in addition to the Class A shares, Class AX shares, Class DX shares and Class IX shares that were sold in our private offering, is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months).
In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares repurchased at the end of the month will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase program, as applicable.
The vast majority of our assets consist of properties that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to satisfy repurchase requests. In order to provide liquidity for share repurchases, we intend to, subject to any limitations and requirements relating to our intention to qualify as a REIT, generally maintain under normal circumstances an allocation to securities, cash, cash equivalents and other short-term investments, which may be up to 20% of our assets. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of our common stock and operating partnership units to our advisor), and we have no limits on the amounts we may pay from such sources. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other investments rather than repurchasing our common stock is in the best interests of the Company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Further, our board of directors may make exceptions to, modify, suspend or terminate our share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests. See “Share Repurchases — Repurchase Limitations.”
Q:
What fees do we pay to our advisor and its affiliates?

A:
We pay our advisor, our property manager, our dealer manager and their affiliates the fees and expense reimbursements described below in connection with performing services for us.

We do not intend to pay our advisor or its affiliates any separate fees for property acquisitions, dispositions, financings (except interest and other payments to the lender in cases where the lender is an affiliate of our advisor) or development, or adopt a long-term incentive plan, although our charter permits us to do so, subject to certain limitations. We do, however, reimburse our advisor and its affiliates for out-of-pocket and other expenses related to the foregoing activities to the extent such expenses are paid by our advisor and its affiliates.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount
Organization and Offering Activities
Upfront Selling Commissions and Dealer Manager Fees – The dealer manager	The dealer manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of up to 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The dealer manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The dealer manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The dealer manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers. No upfront selling commissions or dealer manager fees are paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.	The actual amount will depend on the number of Class T shares, Class S shares and Class D shares sold and the transaction price of each Class T share, Class S share and Class D share. Aggregate upfront selling commissions will equal approximately $9.7 million if we sell the maximum amount in our primary offering, and aggregate dealer manager fees will equal approximately $1.2 million if we sell the maximum amount in our primary offering, assuming payment of the full upfront selling commissions and dealer manager fees (with a split for Class T shares of 3.0% and 0.5%, respectively), that 50%, 10% and 10% of our offering proceeds are from the sale of each of Class T shares, Class S shares and Class D shares, respectively, and that the transaction prices of our Class T shares, Class S shares and Class D shares remain constant at $10.00.
Stockholder Servicing Fees – The dealer manager
Subject to FINRA limitations on underwriting compensation, we pay the dealer manager selling commissions over time as stockholder servicing fees for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers:
•
 With respect to our outstanding Class T shares, an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class T shares, consisting of an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum; however,

Actual amounts depend upon the per share NAVs of our Class T shares, Class S shares and Class D shares, the number of Class T shares, Class S shares and Class D shares purchased and when such shares are purchased. For Class T shares, the stockholder servicing fees will equal approximately $2.1 million per annum if we sell the maximum

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares.
•
With respect to our outstanding Class S shares, an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class S shares on a continuous basis from year to year; and

•
With respect to our outstanding Class D shares, an amount that accrues monthly equal to 1/12th of 0.25% of the aggregate NAV of our outstanding Class D shares on a continuous basis from year to year.

We do not pay a stockholder servicing fee with respect to our outstanding Class I shares.
The stockholder servicing fees are paid monthly in arrears. The dealer manager reallows (pays) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Stockholder servicing fees will reduce the NAV or, alternatively, the distributions payable, with respect to Class D shares, Class S shares and Class T shares, including shares issued under our distribution reinvestment plan.
We will cease paying the stockholder servicing fee with respect to any Class D share, Class S share and Class T share held in a stockholder’s account at the end of the month in which the dealer manager in conjunction with the transfer agent determines that total stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (which for any shares issued as deemed distributions will be deemed to be the full, non-discounted offering price of such shares at the time of issuance), or collectively, the Fee Limit. At the end of such month, each such share (including any fractional share) will amount. For Class S shares, the stockholder servicing fees will equal approximately $0.4 million per annum if we sell the maximum amount. For Class D shares, the stockholder servicing fees will equal approximately $0.1 million per annum if we sell the maximum amount. In each case, we are assuming that, in our primary offering, 50% of our offering proceeds are from the sale of Class T shares, 10% of our offering proceeds are from the sale of Class S shares and 10% of our offering proceeds are from the sale of Class D shares, that the NAV per share of our Class T shares, Class S shares and Class D shares remains constant at $10.00 and none of our stockholders participate in our distribution reinvestment plan.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

convert into a number of Class I shares with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our stock, this fee would be paid with respect to a Class T share (in the case of a limit of 8.75% of gross proceeds) or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $0.56 and with respect to a Class D share would total approximately $0.74.
In addition, we will cease paying the stockholder servicing fee on the Class D shares, Class S shares and Class T shares on the earlier to occur of the following: (i) a listing of any class of our common stock (in which case the Class D shares, Class S shares and Class T shares would convert into shares of the applicable listed class of common stock upon such listing or such later date not to exceed twelve months from the date of listing as approved by our board of directors), (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets (in which case the Class D shares, Class S shares and Class T shares would convert into Class I shares) or (iii) the date following the completion of the primary portion of this offering on which we, with the assistance of the dealer manager, determine that underwriting compensation from all sources in connection with this offering, including upfront selling commissions, dealer manager fees, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from this offering (excluding proceeds from the issuances of shares under our distribution reinvestment plan) (in which case the Class D shares, Class S shares and Class T shares would convert into Class I shares).

Type of Compensation/Recipient	Determination of Amount	Estimated Amount
For a description of the services required from the participating broker-dealer or servicing broker-dealer, see the “Plan of Distribution — Underwriting Compensation — Stockholder Servicing Fees.”
Organization and Offering Expense Reimbursement – The Advisor	We reimburse our advisor for any organization and offering expenses associated with this offering that it incurs on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but excluding upfront selling commissions and the stockholder servicing fee) as and when incurred. Wholesaling compensation expenses of persons associated with the dealer manager will be paid by the advisor without reimbursement from us. After the termination of this offering, our advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur exceed 15% of our gross proceeds from this offering.	We estimate our organization and offering expenses to be approximately $5,000,000 if we sell $500,000,000 in shares.
Investment Activities
Acquisition Expense Reimbursement – The Advisor	We do not intend to pay our advisor any acquisition, financing (except interest payments to the lender in cases where the lender is an affiliate of our advisor) or other similar fees in connection with making investments. We will, however, reimburse our advisor for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate debt, whether or not such investments are acquired, and make payments to third parties or certain of our advisor’s affiliates in connection with making investments as described in “ — Fees from Other Services” below.	Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.
Operational Activities
Management Fee – The Advisor	We pay our advisor a management fee equal to 1.25% of our NAV (excluding the NAV of the Class P OP Units and Class PX OP Units) per annum payable monthly. Our Operating Partnership pays our advisor a management fee equal to 0.75% of the NAV of the Class P OP	Actual amounts of the management fee depend upon our aggregate NAV. The management fee attributed to the shares sold in this offering will

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

Units and Class PX OP Units sold in the OP Unit Private Offering and that are not held by us, per annum, payable monthly (the “Class P/PX Management Fee”).
The management fee may be paid, at our advisor’s election, in cash, Class I shares or Class I OP Units of our Operating Partnership. To the extent that our advisor elects to receive any portion of its management fee in Class I shares or Class I OP Units of our Operating Partnership, we may repurchase such Class I shares or Class I OP Units of our Operating Partnership from our advisor at a later date. The Operating Partnership will repurchase any such Operating Partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our Operating Partnership’s partnership agreement, in which case such Operating Partnership units will be repurchased for shares of our common stock. Our advisor will have the option of exchanging Class I shares for an equivalent amount of Class D shares, Class T shares or Class S shares and will have registration rights with respect to shares of our common stock.
In addition to the organization and offering expense and acquisition expense reimbursements described above, we will reimburse our advisor for out-of-pocket costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, (1) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, and (2) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person. See “Management — The Advisory Agreement — Management Fee, Performance Participation Allocation and Expense Reimbursements.”

equal approximately $6 million per annum if we sell $500,000,000 in shares, assuming that the NAV per share of our common stock remains constant at $10.00 plus applicable selling commissions and dealer manager fees.
Actual amounts of out-of-pocket expenses paid by the advisor that we reimburse are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Performance Participation Allocation – Our Advisor	So long as the advisory agreement has not been terminated, our advisor, as the special limited partner of our Operating Partnership, holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership	Actual amounts of the performance participation depend upon the Operating Partnership’s actual annual total return and, therefore, cannot be

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined herein). Such allocation is made annually and accrues monthly.
For a detailed explanation of how the performance participation allocation is calculated, see “Summary of Our Operating Partnership Agreement — Special Limited Partner Interest.” For a hypothetical calculation of the performance participation calculation, see “Compensation — Performance Participation Allocation Example.”
calculated at this time.
Property Management Fee – Strategic Wireless Infrastructure Property Management Company, LLC
In connection with the rental, leasing, operation and management of certain of our assets, we may pay our property manager and its affiliates aggregate fees of up to 3.0% of gross revenues from the assets managed. We also would reimburse the property manager and its affiliates for asset-level expenses that any of them pay or incur on our behalf, including salaries, bonuses and benefits of persons employed by the property manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our manager’s executive officers. Our property manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services, we will pay them customary market fees and may pay our property manager an oversight fee of up to 1.00% of the gross revenues of the asset managed. In no event will we pay our property manager, our manager or any affiliate both a property management fee and an oversight fee with respect to any particular asset.
We also will pay our property manager a separate fee in connection with leasing assets to new tenants or renewals or expansions of existing contracts with existing tenants in an amount not to exceed the fee customarily charged in arm’s-length transactions by others rendering similar services in the same geographic area for similar assets as determined by a survey of brokers and agents in such area and which is typically less than $1,000. Notwithstanding the foregoing, our advisor and its affiliates may be entitled to receive higher
Not determinable at this time. Because the fees are based on a fixed percentage of gross revenue or market rates, there is no maximum dollar amount of these fees.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount
fees if our property manager demonstrates to the satisfaction of a majority of our directors (including a majority of the independent directors) that a higher competitive fee is justified for the services rendered.
Fees from Other Services – Affiliates of the Advisor	We retain certain of our advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Our Operating Partnership or its subsidiary may also issue equity incentive compensation to certain employees of such affiliates for services provided. Any compensation paid to our advisor’s affiliates for any such services will not reduce the management fee or performance participation allocation. Any such arrangements will be at or below market rates. For more information about such services, please see “Risk Factors — Risks Related to Conflicts of Interest.”	Actual amounts depend on to what extent affiliates of our advisor are actually engaged to perform such services.
In calculating our management fee, we will use our NAV before giving effect to accruals for the management fee, performance participation allocation, stockholder servicing fees or distributions payable on our stock.
In calculating our stockholder servicing fee, we will use our NAV before giving effect to accruals for the stockholder servicing fee or distributions payable on our stock.
Our Total Operating Expenses, including any performance participation allocation made to our advisor with respect to its performance participation interest in the Operating Partnership, will be limited during any four fiscal quarters to the greater of (a) 2.0% of our Average Invested Assets or (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that, based on such unusual and non-recurring factors as they deem sufficient, a higher level of expenses is justified, and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:
•
“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and the performance participation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) property-level expenses incurred at each property,

(iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).
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“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

•
“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

See “Management — The Advisory Agreement — Management Fee, Performance Participation Allocation and Expense Reimbursements.”
Q:
When will I get my detailed tax information?

A:
In the case of certain U.S. stockholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.

Q:
Who is the transfer agent?

A:
The name and address of our transfer agent is as follows:

DST Systems, Inc.
P.O. Box 219312
Kansas City, Missouri 64121-9312
To ensure that any account changes are made promptly and accurately, all changes (including your address, ownership type and distribution mailing address) should be directed to the transfer agent.
Q:
Who can answer my questions?

A:
If you have additional questions about this offering or if you would like additional copies of this prospectus, you should contact your registered selling representative or contact:

Investor Services
DST Systems, Inc.
P.O. Box 219731
Kansas City, Missouri 64121-9731
1-888-292-3178

RISK FACTORS
An investment in shares of our common stock involves risks. You should specifically consider the following material risks in addition to the other information contained in this prospectus before you decide to purchase shares of our common stock. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements.
Risks Related to an Investment in Strategic Wireless Infrastructure Fund II, Inc.
We have a limited operating history and limited established financing sources, and the prior performance of real estate programs sponsored by affiliates of our advisor may not be an indication of our future results.
We were formed on April 27, 2021, and therefore, have a limited operating history and you should not rely upon the past performance of other real estate investment programs sponsored by affiliates of our advisor to predict our future results. Although the members of our advisor’s management have significant experience in the acquisition, finance, management and development of commercial real estate, the prior performance of real estate investment programs sponsored by the members of our advisor’s management team and other affiliates of our advisor may not be indicative of our future results.
Moreover, we have limited established financing sources.
We may not succeed in achieving our goals, and our failure to do so could cause you to lose all or a portion of your investment.
Because this is a “blind pool” offering, you will not have the opportunity to evaluate our investments before we make them, which makes an investment in us more speculative.
We have not identified all of the properties we will acquire with the net proceeds from this offering. Additionally, we will not provide you with information to evaluate our investments prior to our acquisition of properties. We intend to invest the net proceeds from this offering in digital infrastructure real estate assets. We also may, in the discretion of our board of directors, invest in other types of real estate or in entities that invest in real estate.
Our stockholders may be more likely to sustain a loss on their investment because our sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.
Our sponsor holds a $200,000 investment in us through the purchase of approximately 20,000 Class IX shares at $10.00 per share. Additionally, if we are successful in raising enough proceeds to be able to reimburse our sponsor for our significant organization and offering expenses, our sponsor will have little exposure to loss in value of our stock. Without this exposure, our investors may be at a greater risk of loss because our sponsor may have less to lose from a decrease in the value of our stock as does a sponsor that makes more significant equity investments in its company.
Your ability to have your shares repurchased through our share repurchase program is limited. We may choose to repurchase fewer shares than have been requested to be repurchased, in our discretion at any time, and the amount of shares we may repurchase is subject to caps. Further, our board of directors may make exceptions to, modify, suspend or terminate our share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders.
We may choose to repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase program, or none at all, in our discretion at any time. We may repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our stock. In addition, the total amount of shares that we will repurchase is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 2% of our aggregate NAV as of the last day of the previous calendar month and, in any calendar quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV as of the last day of the previous calendar quarter (measured using the average aggregate NAV attributable to stockholders at the end of the immediately preceding three months). Further, our board of directors may make exceptions to, modify, suspend or terminate our share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders. If the full amount of all shares of our common stock requested to be repurchased in any given month are not repurchased, funds will be allocated pro rata based on the total number of shares of common stock being repurchased without regard to class and subject to the volume limitation. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase program, as applicable.
The vast majority of our assets consist of properties that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the Company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Because we are not required to authorize the recommencement of the share repurchase program within any specified period of time, we may effectively terminate the plan by suspending it indefinitely. As a result, your ability to have your shares repurchased by us may be limited and at times you may not be able to liquidate your investment. See “Share Repurchases — Repurchase Limitations.”
Financial volatility and geopolitical instability outside of the U.S. may adversely impact the U.S. and global economies.
We could experience negative impacts to our business and results of operations as a result of macroeconomic, geopolitical and other challenges, uncertainties and volatility. For example, the recent action of Russian military forces and support personnel in Ukraine has escalated tensions between Russia and the U.S., the North Atlantic Treaty Organization, the European Union (the “EU”) and the United Kingdom (the “U.K.”). The U.S. has imposed, and is likely to impose material additional, financial and economic sanctions and export controls against certain Russian organizations and/or individuals, with similar actions either implemented or planned by the EU, the U.K. and other jurisdictions. The U.S., the EU, and the U.K. each imposed packages of financial and economic sanctions that, in various ways, constrain transactions with numerous Russian entities and individuals; transactions in Russian sovereign debt; and investment, trade, and financing to, from, or in certain regions of Ukraine. The recent action of Russian military forces and support personnel in Ukraine and the foregoing actions by the U.S., the EU, the U.K. and other jurisdictions could have a lasting impact on regional and global economies. It is not possible to predict to what extent the foregoing events may negatively impact economies around the world, including the U.S. Continued adverse economic conditions could have a material adverse effect on our business, financial condition, and results of operations.
We may be subject to additional risks from any non-U.S. investments.
We may in the future invest in real estate located outside of the United States and real estate debt issued in, and/or backed by real estate in, countries outside the United States. Non-U.S. real estate and real estate-related investments involve certain factors not typically associated with investing in real estate and real estate-related investments in the U.S., including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which such investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S. real estate markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks, including potential exchange-control regulations, potential restrictions on non-U.S. investment and repatriation of capital, the risks associated with political, economic or social instability, including the risk of sovereign defaults, regulatory change, and the possibility of expropriation or confiscatory taxation or the imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, and adverse economic and political developments; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors’ rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations including differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (ix) political hostility to investments by foreign investors; and (x) less publicly available information. Furthermore, while we may have the capacity, but not the obligation, to mitigate such additional risks, including through the utilization of certain foreign exchange hedging instruments, there is no guarantee that we will be successful in mitigating such risks and in turn may introduce additional risks and expenses linked to such efforts.
Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.
Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector, could cause our stockholders to seek to sell their shares to us pursuant to our share repurchase program at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting repurchase requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.
We do not currently intend to seek to list the shares sold in this offering on an exchange, and we are not required to provide for a liquidity event. Therefore, if you purchase shares in this offering, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount.
The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. In addition, stockholders may not be able to have their shares repurchased under our share repurchase program. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you may only be able to sell them at a substantial discount from the price you paid. The shares should be purchased as a long-term investment only.
While we may consider a liquidity event at any time in the future, we currently do not intend to undertake such consideration until at least 2028, seven years after we launched our investment program, and we are not obligated by our charter or otherwise to effect a liquidity event at any time. If we do not pursue a liquidity event, or delay such an event due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.
We may suffer from delays in locating suitable investments, which could adversely affect our ability to make distributions and the value of your investment.
Except for investors who purchase shares in this offering after such time as this prospectus is supplemented to describe one or more identified investments, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. We could suffer from delays in locating suitable investments. The more money we raise in this offering, the more difficult it will be to invest the net offering proceeds promptly. Therefore, the size of this offering increases the risk of delays in investing our net offering proceeds. Our reliance on our advisor to locate suitable investments for us at times when the management of our advisor is simultaneously seeking to locate suitable investments for other investment programs sponsored by our advisor’s affiliates could also delay the investment of the proceeds of this offering. Delays we encounter in the selection and acquisition of income-producing properties would likely limit our ability to pay dividends to you and reduce your overall returns.
We may be unable to make or maintain cash distributions or increase distributions over time.
There are many factors that can affect the availability and timing of cash distributions to stockholders, including the amount of cash flow from operations. Initially, we expect distributions to be based on a combination of offering proceeds and cash available from our operations, and we cannot assure you that we will generate cash from operations to sustain our distributions. The amount of cash available for distributions is affected by many factors, such as our ability to buy assets as offering proceeds become available, income from such properties and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We cannot assure you that we will be able to pay distributions or maintain our current level of distributions, or that distributions will increase over time. We also cannot give any assurance that rents from the properties we acquire will increase, that the properties or securities we buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real estate or any investments in securities will increase our cash available for distributions to stockholders. We may not have sufficient cash from operations to make a distribution required to maintain our REIT status. We may make distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow. Any such distributions may constitute a return of capital and may reduce the amount of capital we ultimately invest in properties and negatively impact the value of your investment. For a description of the factors that can affect the availability and timing of cash distributions to stockholders, see the section entitled “Description of Capital Stock — Distribution Policy” in this prospectus.
Distributions paid from sources other than our cash flows from operations, particularly from proceeds of this offering, will result in us having fewer funds available to acquire properties, which may adversely affect our ability to fund future distributions with cash flows from operations, may dilute your interest in us, and may adversely affect the value of an investment in shares of our common stock.
Until we are generating sufficient cash flows from operations to fund distributions to our stockholders, we may pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings, including possible borrowings from our advisor or its affiliates, the sale of additional securities and our advisor’s deferral, suspension or waiver of its fees and expense reimbursements.
Our board of directors may change our distribution policy, in its sole discretion, at any time, subject to Maryland law. Under Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any. Distributions made from offering proceeds are a return of capital to stockholders, from which we will have already paid offering expenses in connection with this offering. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, subject to Maryland law.
There is no guarantee that we will pay any particular amount of distributions or continue to pay distributions. If we encounter any delays in locating suitable investments, we may pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. If we fund distributions from the proceeds of this offering, we will have less funds available to acquire properties. As a result, the return you realize on your investment may be reduced. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may adversely affect our profitability and cash flow. Funding distributions with proceeds from the sale of assets or the proceeds of this offering may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock or securities convertible or exercisable into shares of our common stock to third-party investors. Payment of distributions from the mentioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability or affect the distributions payable to you upon a liquidity event, any or all of which may have an adverse effect on your investment.

Our board of directors may change our investment policies without stockholder approval, which could alter the nature of your investments.
Our investment policies may change over time. The methods of implementing our investment policies also may vary, as new real estate development trends emerge and new investment techniques are developed. Our investment objectives and strategies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders. As a result, the nature of your investment could change without your consent.
The continuing spread of new strains of coronavirus, which causes the viral disease known as COVID-19, may adversely affect our investments and operations, including our ability to raise capital in this offering.
Since its discovery in December 2019, a new strain of coronavirus, which causes the viral disease known as COVID-19, has spread from China to many other countries, including the United States. The outbreak has been declared a pandemic by the World Health Organization, and the U.S. Health and Human Services Secretary has declared a public health emergency in the United States in response to the outbreak.
The outbreak of the novel coronavirus in many countries is having and will likely continue to have an adverse impact on global commercial activity, which has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have been identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. These actions are creating disruption in supply chains, and adversely impacting a number of industries.
The impact of COVID-19 on the U.S. and world economies, and the extent of and effectiveness of any responses taken on a national and local level, is uncertain and could result in a world-wide economic downturn and disrupt financial markets in unanticipated and unintended ways.
The development of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. The novel coronavirus could present material uncertainty and risk to many businesses and potentially to our investments and operations.
If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us will fluctuate with the performance of the specific properties we acquire.
This offering is being made on a “best efforts” basis, whereby our dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell shares of our stock and have no firm commitment or obligation to purchase any of the shares. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broadly diversified property portfolio. If we are unable to raise substantial proceeds from this offering, we will make fewer investments resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located and the types of investments that we make. In such event, the likelihood of our profitability being affected by the performance of any one of our investments will increase. Additionally, we are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. Your investment in our stock will be subject to greater risk to the extent that we lack a diversified portfolio of investments.
In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to pay distributions could be adversely affected.
A high concentration of our properties in a particular geographic area, or of tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.
If there is a concentration of our properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio.

Similarly, since we expect the tenants of our properties to be concentrated in the digital infrastructure industry, any adverse effect to that industry generally would have a disproportionately adverse effect on our portfolio.
If the advisor is unable to find suitable investments or successfully implement our investment strategy, then we may not be able to achieve our investment objectives or pay distributions.
Our advisor is responsible for, among other things, identifying, structuring and negotiating investments and providing asset management and disposition services in connection with our investments. Accordingly, our ability to achieve our investment objectives and to pay distributions depends on our advisor’s performance, including its ability to locate suitable investments and successfully structure and negotiate our investment and financing arrangements. We cannot be sure that our advisor will be successful in locating suitable investments on financially attractive terms or that our investment objectives will be achieved. If our advisor is unable to find suitable investments or otherwise fails to successfully implement our investment strategy, our performance will suffer, and, if our board of directors determines, we may liquidate. In these events, our ability to pay distributions to our stockholders and the value of your investment would be adversely affected.
If our advisor and its affiliates are unable to retain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment.
Our success depends to a significant degree upon the contributions of certain of the executive officers and other key personnel of our advisor who would be difficult to replace. Our advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with our advisor. If any of such key personnel were to cease their affiliation with our advisor, our operating results could suffer. Further, we do not intend to separately maintain key person life insurance on or any person. We believe that our future success depends, in large part, upon our advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that our advisor will be successful in attracting and retaining such skilled personnel, particularly in light of our perpetual-life nature. If our advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline.
Our advisor can resign on 60 days’ notice from its role as advisor, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business, and results of operations and cash flows.
Our advisor has the right, under the advisory agreement, to resign at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our advisor resigns, we may not be able to find a new advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, and our financial condition, business and results of operations, as well as our ability to pay dividends, are likely to be adversely affected. In addition, the coordination of our management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our advisor and its affiliates. Even if we are able to retain comparable management, the integration of such management and its lack of familiarity with our investment objectives may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.
Our rights and the rights of our stockholders to recover claims against our directors are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.
Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no director generally will be liable to us or our stockholders for monetary damages and that we generally must indemnify them for losses unless, in the case of an independent director, such director is grossly negligent or engages in willful misconduct or, in the case of our directors who are also our executive officers or affiliates of our advisor, such directors are negligent or engage in misconduct. As a result, you and we may have more limited rights against our directors than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees and agents) in some cases, which would decrease the cash otherwise available for distributions to you. See “Management — Limited Liability and Indemnification of Directors, Officers and Other Agents” beginning on page 106 of this prospectus.
The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments and service our debt.
The Federal Deposit Insurance Corporation only insures interest-bearing accounts in amounts up to $250,000 per depositor per insured bank. While we will monitor our cash balance in our operating accounts, if any of the banking institutions in which we deposit funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits may have a material adverse effect on our financial condition.
Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our tenant and investor relationships. As our reliance on technology has increased, so have the risks posed to our information systems, both internal and those we have outsourced. There is no guarantee that any processes, procedures and internal controls we have implemented or will implement will prevent cyber intrusions, which could have a negative impact on our financial results, operations, business relationships or confidential information.
Risks Related to Conflicts of Interest
We are subject to conflicts of interest arising out of our relationships with our advisor and its affiliates, including the material conflicts discussed below. The “Conflicts of Interest” section of this prospectus provides a more detailed discussion of the conflicts of interest between us and our advisor and its affiliates, and our policies to reduce or eliminate certain potential conflicts.
Various potential and actual conflicts of interest will arise, and these conflicts may not be identified or resolved in a manner favorable to us.
Our sponsor has conflicts of interest, or conflicting loyalties, as a result of the numerous activities and relationships of our sponsor, our dealer manager, our advisor and the affiliates, partners, members, stockholders, officers, directors and employees of the foregoing, some of which are described herein. However, not all potential, apparent and actual conflicts of interest are included herein, and additional conflicts of interest could arise as a result of new activities, transactions or relationships commenced in the future. If any matter arises that we and our affiliates (including the advisor) determine in our good faith judgment constitutes an actual and material conflict of interest, we and our affiliates (including the advisor) will take such actions as we determine appropriate to mitigate the conflict. Transactions between us and our sponsor or its affiliates will require approval by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction. There can be no assurance that our board of directors or our sponsor will identify or resolve all conflicts of interest in a manner that is favorable to us.

The fees we pay in connection with this offering and the agreements entered into with our advisor and its affiliates were not determined on an arm’s-length basis and therefore may not be on the same terms we could achieve from a third party.
The compensation paid to our advisor, our dealer manager and other affiliates of our advisor for services they provide us was not determined on an arm’s-length basis. All service agreements, contracts or arrangements between or among our advisor and its affiliates, including the advisor and us, were not negotiated at arm’s-length. Such agreements include our advisory agreement, the Operating Partnership’s partnership agreement, our dealer manager agreement, and any property related corporate services and other agreements we may enter into with affiliates of the advisor from time to time. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with our advisor and its affiliates. Any such decision, however, may breach our fiduciary obligations to our stockholders. However, any recovery against our board of directors may be limited by the terms of our charter. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with our advisor and its affiliates. Any such decision, however, may breach our fiduciary obligations to our stockholders. However, any recovery against our board of directors may be limited by the terms of our charter.
The advisor faces a conflict of interest because the fees it receives for services performed are based in part on our NAV, which the advisor is ultimately responsible for determining.
The advisor is paid a management fee for its services based on our NAV, which is calculated by State Street based on valuations provided by the advisor, less the Class P/PX Management Fee. In addition, the distributions to be received by the advisor, in its capacity as the special limited partner of the Operating Partnership, with respect to its performance participation interest in the Operating Partnership are based in part upon the Operating Partnership’s net assets (which is a component of our NAV). The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. The advisor may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the repurchase of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the purchase price or more than the repurchase price. The valuation of our investments will affect the amount and timing of the management fee paid to the advisor and its performance participation interest. As a result, there may be circumstances where the advisor is incentivized to determine valuations that are higher than the actual fair value of our investments.
The advisor’s management fee and performance participation interest may not create proper incentives or may induce the advisor and its affiliates to make certain investments, including speculative investments, that increase the risk of our real estate portfolio.
We pay the advisor a management fee regardless of the performance of our portfolio. The advisor’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We would be required to pay the advisor a management fee in a particular period even if we experienced a net loss or a decline in the value of our portfolio during that period.
The existence of the advisor’s 12.5% performance participation interest in our Operating Partnership, which is based on our total distributions plus the change in NAV per share, may create an incentive for the advisor to make riskier or more speculative investments on our behalf or cause us to use more leverage than we would otherwise in the absence of such performance-based compensation. In addition, the change in NAV per share will be based on the value of our investments on the applicable measurement dates and not on realized gains or losses. As a result, the performance participation interest may receive distributions based on unrealized gains in certain assets at the time of such distributions and such gains may not be realized when those assets are eventually disposed of.

Because the management fee and performance participation are based on our NAV, the advisor may also be motivated to accelerate acquisitions in order to increase NAV or, similarly, delay or curtail repurchases to maintain a higher NAV, and the dealer manager may also be incentivized to sell more shares of our common stock to increase aggregate NAV, which would, in each case, increase amounts payable to the advisor, but may make it more difficult for us to efficiently deploy new capital.
Our advisor’s liability will be limited under the advisory agreement, and we have agreed to indemnify our advisor against certain liabilities, which may lead our advisor to act in a riskier manner on our behalf than it would when acting for its own account.
Under the advisory agreement, our advisor will not assume any responsibility to us other than to render the services called for under that agreement, and it will not be responsible for any action of our board of directors in following or declining to follow our advisor’s advice or recommendations. Our advisor maintains a contractual, as opposed to a fiduciary, relationship with us. Under the terms of the advisory agreement, our advisor, its officers, members and personnel, and any person controlling or controlled by our advisor will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the advisory agreement, except those resulting from acts constituting negligence or misconduct. In addition, we have agreed to indemnify our advisor and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the advisory agreement, except where attributable to negligence or misconduct. These protections may lead our advisor to act in a riskier manner when acting on our behalf than it would when acting for its own account.
Our advisor faces potential conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.
Affiliates of our advisor sponsor several private real estate programs, and may sponsor one or more other real estate investment programs in the future. One private real estate program sponsored by affiliates of our advisor is currently targeting digital infrastructure assets. We may buy properties at the same time as one or more of the other programs sponsored by affiliates of our advisor and managed by officers and key personnel of our advisor. There is a risk that our advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by affiliates of our advisor. We cannot be sure that officers and key personnel acting on behalf of our advisor and on behalf of managers of other programs that may be sponsored by affiliates of our advisor will act in our best interests when deciding whether to allocate any particular property to us. In addition, we may acquire properties in geographic areas where other programs sponsored by affiliates of our advisor own properties. Also, we may acquire properties from, or sell properties to, other programs sponsored by affiliates of our advisor if such sale or purchase is on market terms and is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction. If one of the other programs sponsored by affiliates of our advisor attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making your investment.
We may co-invest or joint venture an investment with a sponsor affiliated entity or related party.
We may enter into joint ventures, co-investment or other arrangements with affiliates of our sponsor or entities sponsored or advised by affiliates of our sponsor to acquire, develop and/or manage property, debt and other investments. Such investments may raise potential conflicts of interest between us and such other investment vehicles managed by our advisor or its affiliates, including determining which of such entities should enter into any particular joint venture, co-investment or other arrangement agreement. Joint venture, co-investment or other arrangement partners affiliated with our advisor or sponsored or advised by affiliates of our sponsor may have economic or business interests or goals which are or that may become inconsistent with our business interests or goals. In addition, should any such joint venture, co-investment or other arrangement be consummated, our advisor and its affiliates may face a conflict in structuring the terms of the relationship between our interests and the interests of other parties, in managing the joint venture, co-investment or other arrangement, and in resolving any conflicts or exercising any rights in connection with the joint venture, co-investment or other arrangement. Since our advisor will make various decisions on our behalf, agreements and transactions between us and our advisor’s affiliates or entities sponsored or advised by affiliates of our sponsor will not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties, which may result in the co-venturer receiving benefits greater than the benefits that we receive. Furthermore, when such other investment vehicles managed by our advisor or its affiliates have interests or requirements that do not align with our interests, including differing liquidity needs or desired investment horizons, conflicts may arise in the manner in which any voting or control rights are exercised with respect to the relevant investment, potentially resulting in an adverse impact on us. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture. We may enter into joint ventures with affiliates of our sponsor or entities sponsored or advised by affiliates of our sponsor for the acquisition of investments, but only if (i) a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and (ii) the investment by us and such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties.
With respect to any joint venture, we may enter into an advisory or sub-advisory agreement with an affiliate of our advisor. We may also enter into arrangements with our advisor in which our advisor receives fees (directly or indirectly, including through a subsidiary of ours) from the joint venture entity or from the joint venture partner. Fees received from joint venture entities or partners and paid, directly or indirectly (including without limitation, through us or our subsidiaries), to our advisor may be more or less than similar fees that we pay to our advisor pursuant to the advisory agreement.
In addition, our advisor may, with respect to any investment in which we are a participant, also render advice and service to others in that investment, and earn fees for rendering such advice and service. Specifically, it is contemplated that we may enter into joint venture or other similar co-investment arrangements with certain individuals, corporations, partnerships, trusts, joint ventures, limited liability companies or other entities, with respect to which our advisor or one of its affiliates may be engaged to provide advice and service to such individuals, corporations, partnerships, trusts, joint ventures, limited liability companies or other entities. Our advisor or its affiliate will earn fees for rendering such advice and service pursuant to the agreements governing such joint ventures or arrangements. Joint ownership arrangements with our sponsor’s affiliates may also entail conflicts of interest. Please see “Conflicts of Interest — Joint Venture Conflicts of Interest” for a description of these risks.
Our advisor and its affiliates and their officers and other key personnel face competing demands relating to their time, and this may cause our operating results to suffer.
Our advisor, its affiliates and their officers are key personnel of general partners, sponsors, directors, managers, owners and advisors of other real estate investment programs, including, with respect to our advisor, certain of our advisor’s key personnel and their respective affiliates, some of which have, or may in the future have, investment objectives and legal and financial obligations similar to ours, and may own real properties or provide services with respect to other real properties, some of which may compete with us, as well as owning other business interests. Furthermore, these persons derive financial benefit from these other activities, including fees and performance-based compensation. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If this occurs, the returns on our investments may suffer.
Under certain circumstances, our advisor may determine not to pursue some or all of an investment opportunity within our investment objectives and guidelines, including without limitation, as a result of our prior investments, business or other reasons applicable to us, our sponsor or its affiliates.
Under certain circumstances, our advisor may determine not to pursue some or all of an investment opportunity within our investment objectives and guidelines, including without limitation, as a result of business, reputational or other reasons applicable to us, our sponsor or its affiliates. In addition, our advisor and its affiliates may determine that we should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because we have already invested sufficient capital in the investment, geographic region or markets in question, as determined by our advisor and its affiliates in their good faith discretion, or the investment is not appropriate for us for other reasons as determined by our advisor and its affiliates in their good faith reasonable sole discretion. In any such case, our sponsor could, thereafter, offer such opportunity to other parties, including portfolio entities, joint venture partners, related parties or third parties. Any such affiliated party may be advised by a different sponsor affiliate with a different investment committee, which could determine an investment opportunity to be more attractive than our advisor believes to be the case. In any event, there can be no assurance that our advisor’s assessment will prove correct or that the performance of any investments actually pursued by us will be comparable to any investment opportunities that are not pursued by us. Our sponsor, including its personnel, will, in certain circumstances, receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by us to our advisor. As a result, our advisor (including real estate personnel who receive such compensation) could be incentivized to allocate investment opportunities away from us to or source investment opportunities for affiliates of our sponsor.
Our advisor and its affiliates make good faith determinations for allocation decisions based on expectations that will, in certain circumstances, prove inaccurate. Information unavailable to our advisor, or circumstances not foreseen by our advisor at the time of allocation, may cause an investment opportunity to yield a different return than expected. For example, an investment opportunity that our advisor and its affiliates determine to be consistent with the return objective of affiliates of our sponsor rather than us may not match the expectations and underwriting of our advisor and its affiliates and generate an actual return that would have been appropriate for us. Conversely, an investment that our advisor and its affiliates expect to be consistent with our return objectives will, in certain circumstances, fail to achieve them. There is no assurance that any conflicts arising out of the foregoing will be resolved in our favor. Our sponsor is entitled to amend its policies and procedures at any time without prior notice or our consent.
Our sponsor may raise and/or manage additional real estate investment entities, which could result in the reallocation of our sponsor’s personnel and the direction of potential investments to such other programs.
Our sponsor reserves the right to raise and/or manage other programs, including entities that may have the same investment objectives and policies as we do and which may be involved in the same geographic area. The closing of an additional real estate investment entity raised or managed by our sponsor could result in the reallocation of our sponsor’s personnel, including reallocation of existing real estate professionals, to such real estate investment entity. In addition, potential investments that may be suitable for us may be directed toward such real estate investment entity.
Certain principals and employees will, in certain circumstances, be involved in and have a greater financial interest in the performance of our sponsor’s other real estate investment entities, and such activities may create conflicts of interest in making investment decisions on our behalf.
Certain of our sponsor’s personnel will, in certain circumstances, be subject to a variety of conflicts of interest relating to their responsibilities to us, our sponsor’s other real estate investment entities, and their outside personal or business activities, including as members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of us, including if such other entities compete with us for investment opportunities or other resources. The sponsor’s personnel in question may have a greater financial interest in the performance of the other entities than our performance. This involvement may create conflicts of interest in making investments on our behalf and on behalf of such other entities. Although our advisor will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for us. Also, our sponsor’s personnel are generally permitted to invest in alternative investment funds, private equity funds, real estate funds, hedge funds and other investment vehicles, as well as engage in other personal trading activities relating to companies, assets, securities or instruments (subject to our sponsor’s code of ethics requirements), some of which will involve conflicts of interests. Such personal securities transactions will, in certain circumstances, relate to securities or instruments, which can be expected to also be held or acquired by us or our sponsor’s other real estate investment entities, or otherwise relate to companies or issuers in which we have or acquire a different principal investment (including, for example, with respect to seniority). There can be no assurance that conflicts of interest arising out of such activities will be resolved in our favor. Investors will not receive any benefit from any such investments, and the financial incentives of our sponsor’s personnel in such other investments could be greater than their financial incentives in relation to us.
The personnel of the dealer manager and our advisor may trade in securities for their own accounts, subject to restrictions applicable to our sponsor’s personnel.
The officers, directors, members, managers and employees of the dealer manager and our advisor can be expected to trade in securities and make personal investments for their own accounts, subject to restrictions and reporting requirements as may be required by law and our sponsor’s policies, or otherwise determined from time to time by the dealer manager or our advisor. Such personal securities transactions and investments will, in certain circumstances, result in conflicts of interest, including to the extent they relate to (i) a company in which we hold or acquire an interest (either directly through a privately negotiated investment or indirectly through the purchase of securities or other traded instruments related thereto) and (ii) entities that have interests which are adverse to ours or pursue similar investment opportunities as us.
Disputes between our sponsor and our joint venture partners who have pre-existing investments with our sponsor or its affiliates may affect our investments with such joint venture partners.
Some of the third-party operators and joint-venture partners with which our advisor may elect to co-invest our capital may have pre-existing investments with our sponsor or its affiliates. The terms of these preexisting investments may differ from the terms upon which we invest with such operators and partners. To the extent a dispute arises between our sponsor and such operators and partners, our investments with such operators and partners may be affected.
Our UPREIT structure may result in potential conflicts of interest with limited partners in our Operating Partnership whose interests may not be aligned with those of our stockholders.
Our directors and officers have duties to our corporation and our stockholders under Maryland law and our charter in connection with their management of the corporation. At the same time, we, as general partner, have fiduciary duties under Delaware law to our Operating Partnership and to the limited partners in connection with the management of our Operating Partnership. Our duties as general partner of our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to the corporation and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership’s partnership agreement. The partnership agreement of our Operating Partnership provides that, for so long as we own a controlling interest in our Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners may be resolved in favor of our stockholders.
Additionally, the partnership agreement expressly limits our liability by providing that we and our officers, directors, agents and employees will not be liable or accountable to our Operating Partnership for losses sustained, liabilities incurred or benefits not derived if we or our officers, directors, agents or employees acted in good faith. In addition, our Operating Partnership is required to indemnify us and our officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of our Operating Partnership, unless it is established that: (1) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.
The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties.

There is no separate counsel for us, our advisor, our dealer manager and some affiliates of us and our dealer manager, which could result in conflicts of interest.
Morrison & Foerster LLP acts as legal counsel to us and also represents our advisor, our dealer manager and some affiliates of us, our advisor and our dealer manager. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Morrison & Foerster LLP may be precluded from representing any one or all such parties. If any situation arises in which our interests appear to be in conflict with those of our advisor, our dealer manager or their affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. If we are required to retain independent counsel, we will incur additional fees and expenses. Moreover, should a conflict of interest not be readily apparent, Morrison & Foerster LLP may inadvertently act in derogation of the interest of the parties, which could affect our ability to meet our investment objectives.
We expect to have a diverse stockholder group and the interests of our stockholders may conflict with one another and may conflict with the interests of investors in other vehicles that we co-invest with.
Our stockholders may have conflicting investment, tax and other interests with respect to their investments in us and with respect to the interests of investors in other investment vehicles managed or advised by our advisor or its affiliates that participate in the same investments as us. The conflicting interests of individual stockholders with respect to other stockholders and relative to investors in other investment vehicles and investors relate to, among other things, the nature, structuring, financing, tax profile and timing of disposition of investments. Our advisor may as a result have conflicts in making these decisions, which may be more beneficial for one or more (but not all) stockholder than for other stockholders. In addition, we may make investments that may have a negative impact on related investments made by the stockholders in separate transactions. In selecting and structuring investments appropriate for us, our advisor considers the investment and tax objectives of us (including our qualification as a REIT) and our stockholders (and those of investors in other investment vehicles managed or advised by our advisor or its affiliates) that participate in the same investments as us, not the investment, tax or other objectives of any stockholder individually. In addition, certain investors may also be investors in our sponsor’s other real estate investment entities, which could create conflicts for our advisor in the treatment of different investors.
Risks Related to Our Organization and Our Structure
No investor may own more than 9.9% of our stock unless exempted by our board of directors, which may discourage a takeover that could otherwise result in a premium price to our stockholders.
Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. There is a limitation on ownership that prohibits any person or group from actually, constructively or beneficially acquiring or owning more than 9.9% in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our capital stock, or more than 9.9% in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, unless exempted, prospectively or retroactively, by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if the board receives certain representations and warranties as required by our charter. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our capital stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer” beginning on page 158.
Our charter permits our board of directors to authorize us to issue preferred stock on terms that may be senior to the rights of the holders of our current common stock or discourage a third party from acquiring us.
Our board of directors is permitted, subject to certain restrictions set forth in our charter, to authorize the issuance of shares of preferred stock without stockholder approval. Further, our board of directors may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we have authority to issue without stockholder approval. Thus, our board of directors could authorize us to issue shares of preferred stock with terms and conditions that could be senior to the rights of the holders of our common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.
We depend on our advisor to select our investments and otherwise conduct our business, and any material adverse change in its financial condition or our relationship with our advisor could have a material adverse effect on our business and ability to achieve our investment objectives.
Our success is dependent upon our relationship with, and the performance of, our advisor in the acquisition and management of our real estate portfolio, and our corporate operations. Our advisor may suffer or become distracted by adverse financial or operational problems in connection with the sponsor’s business and activities unrelated to us and over which we have no control. Should our advisor fail to allocate sufficient resources to perform its responsibilities to us for any reason, we may be unable to achieve our investment objectives or to pay distributions to our stockholders.
The termination or replacement of our advisor could trigger a repayment event under any future mortgage loans for our properties, a credit agreement governing future lines of credit and any repurchase agreements.
Lenders for certain of our properties may request provisions in the mortgage loan documentation that would make the termination or replacement of our advisor an event requiring the immediate repayment of the full outstanding balance of the loan. The termination or replacement of our advisor could trigger repayment of outstanding amounts under the credit agreements governing any future lines of credit that we may obtain or under the repurchase agreements that we may enter into. If a repayment event occurs with respect to any of our properties, our results of operations and financial condition may be adversely affected.
Our advisor manages our portfolio pursuant to very broad investment guidelines and generally is not required to seek the approval of our board of directors for each investment, financing or asset allocation decision made by it, which may result in our making riskier investments and which could adversely affect our results of operations and financial condition.
Our board of directors approved very broad investment guidelines that delegate to the advisor the authority to execute acquisitions and dispositions of real estate and real estate debt on our behalf, in each case so long as such investments are consistent with the investment guidelines and our charter. Our advisor will implement on our behalf the strategies and discretionary approaches it believes from time to time may be best suited to prevailing market conditions in furtherance of that purpose, subject to the limitations under our investment guidelines and our charter. There can be no assurance that our advisor will be successful in implementing any particular strategy or discretionary approach to our investment activities. Our board of directors reviews our investment guidelines on an annual basis (or more often as it deems appropriate) and reviews our investment portfolio periodically. The prior approval of disinterested directors or disinterested independent directors will be required only as set forth in our charter (including for transactions with affiliates of our advisor) or for the acquisition or disposition of assets that are not in accordance with our investment guidelines. In addition, in conducting periodic reviews, our directors rely primarily on information provided to them by our advisor. Furthermore, transactions entered into on our behalf by our advisor may be costly, difficult or impossible to unwind when they are subsequently reviewed by our board of directors.
You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a stockholder.
Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without your vote except to the extent that such policies are set forth in our charter. Our board’s broad discretion in setting policies and your inability to exert control over those policies increases the uncertainty and risks you face as a stockholder.
Under the Maryland General Corporation Law and our charter, our stockholders are generally entitled to vote only on the following matters: a) election and removal of directors; b) amendment of the charter, except that our board of directors may amend our charter without stockholder approval to i) increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we have the authority to issue, and ii) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock; c) our liquidation or dissolution; and d) to the extent required under Maryland law, a merger, conversion or consolidation of us, a statutory share exchange, or the sale or other disposition of all or substantially all of our assets. With respect to all matters, other than the election or removal of directors, our board of directors must first adopt a resolution declaring that a proposed action is advisable and direct that such matter be submitted to our stockholders for approval or ratification.
These limitations on voting rights may limit your ability to influence decisions regarding our business. Holders of shares of our common stock will have identical voting rights except that, with respect to a) any amendment of our charter that would materially and adversely affect the rights, preferences and privileges of only a particular class of common stock, b) any matter submitted to stockholders that relates solely to a particular class of common stock or c) any matter submitted to stockholders in which the interests of a particular class of common stock differ from the interests of all other classes of common stock, only the affirmative vote of the holders of a majority of such affected class of common stock, with no other class of common stock voting except such affected class of common stock voting as a separate class, will be required.
Our ability to conduct our offering successfully depends, in part, on the ability of our dealer manager to successfully establish, operate and maintain a network of broker-dealers.
The success of this offering, and correspondingly our ability to implement our business strategy, depends on the ability of our dealer manager to establish and maintain a network of licensed securities broker-dealers and other agents to sell our securities. The past success of our dealer manager cannot be relied upon as predictive of our dealer manager’s performance in this offering. In addition, the dealer manager currently serves and may serve as dealer manager for other issuers. As a result, the dealer manager may experience conflicts of interest in allocating its time between this offering and such other issuers, which could adversely affect our ability to raise proceeds through this offering and implement our investment strategy. There is therefore no assurance that our dealer manager will be able to sell a sufficient number of shares to allow us to have adequate funds to make our investments. If our dealer manager fails to perform, we may not be able to raise adequate proceeds through this offering to implement our investment strategy. Further, the participating broker-dealers retained by the dealer manager may have numerous competing investment products, some with similar or identical investment strategies and areas of focus as us, which they may elect to emphasize to their retail clients. In addition, because this is a “reasonable best efforts” offering, we may not raise proceeds in this offering sufficient to meet our investment objectives. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.
We may change our targeted investments without stockholder consent.
We expect our portfolio of investments in commercial real estate to consist primarily of digital infrastructure real estate. Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders. Any such change could result in our making investments that are different from, and possibly riskier than, the investments described in this prospectus. Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our stockholders. These policies may change over time. A change in our targeted investments or investment guidelines, which may occur without your consent, may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect our ability to make distributions to you and the value of the securities we are offering through this prospectus.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.
We intend to continue to conduct our operations so that neither we, nor our Operating Partnership nor the subsidiaries of our Operating Partnership are investment companies under the Investment Company Act. However, there can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an investment company. See “Prospectus Summary — Are there any Investment Company Act considerations?” on page 4.
A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.
If we were required to register as an investment company but failed to do so, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our NAV and our ability to pay distributions to our stockholders.
Our dealer manager is one of our affiliates, therefore you will not have the benefit of the type of independent review of the us customarily performed in underwritten offerings.
Our dealer manager, StratCap Securities, LLC, is one of our affiliates and will not make an independent review of us or the offering normally performed by an unaffiliated, independent underwriter and its counsel in connection with a securities offering. Accordingly, you will have to rely on your own broker-dealer to make an independent review of the terms of this offering. If your broker-dealer does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by our dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of us, our performance, the value of shares of our common stock or the terms of this offering.
Investing in shares of our common stock may involve an above average degree of risk and is intended for long-term investors.
The investments we make in accordance with our investment objectives and strategies may result in a higher amount of risk of loss of principal than alternative investment options. Our investments in real estate assets may be highly speculative and aggressive and, therefore, an investment in shares of our common stock may not be suitable for someone with lower risk tolerance. In addition, shares of our common stock are intended for long-term investors.
Any estimated NAV per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved.
For the purposes of calculating our monthly NAV, valuations of properties will be determined by the advisor based in part on appraisals of each of our properties by independent third-party appraisal firms reviewed by our independent valuation advisor at least once per year in accordance with valuation guidelines approved by our board of directors. The advisor will also conduct a monthly valuation of our properties that will be reviewed and confirmed for reasonableness by our independent valuation advisor. Investments in real estate debt and other securities with readily available market quotations will be valued monthly at fair market value. Certain investments, such as mortgages and mezzanine loans, are unlikely to have market quotations. In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. Each such investment will then be valued by the advisor within the first three full months after we invest in such investment and no less than quarterly thereafter. Additionally, the advisor may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. For more information regarding our valuation process, see “Net Asset Value Calculations and Valuation Guidelines.”
Although monthly valuations of each of our real properties will be reviewed and confirmed for reasonableness by our independent valuation advisor, such valuations are based on asset- and portfolio-level information provided by the advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real property, which information will not be independently verified by our independent valuation advisor. Similarly, although our monthly valuations of our real estate debt and other securities for which market quotations are not readily available will be reviewed and confirmed for reasonableness by our independent valuation advisor, such valuations are based on information provided by the advisor, which information will not be verified by our independent valuation advisor.
Within the parameters of our valuation guidelines, the valuation methodologies used to value our properties and certain of our investments will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our properties and other investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the advisor and our independent valuation advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. There will be no retroactive adjustment in the valuation of such assets, the offering price of shares of our common stock, the price we paid to repurchase shares of our common stock or NAV-based fees we paid to the advisor and the dealer manager, to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price you will pay for shares of our common stock in this offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase program will generally be based on the prior month’s NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.
Our NAV per share amounts may change materially if the appraised values of our real estate assets materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.
We anticipate that the annual appraisals of our real estate assets will be conducted on a rolling basis, such that properties may be appraised at different times but each property would be appraised at least once per year. When these appraisals are considered by the advisor for purposes of valuing the relevant real estate asset, there may be a material change in our NAV per share amounts for each class of our common stock from those previously reported. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the NAV per share amounts. We will not retroactively adjust the NAV per share of each class reported for the previous month. Therefore, because a new annual appraisal may differ materially from the prior appraisal or the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to take into consideration the new appraisal or actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur in the month the adjustment is made.
It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.
The advisor’s determination of our monthly NAV per share will be based in part on appraisals of each of our real estate assets provided annually by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and quarterly valuations of our real estate debt and other securities for which market prices are not readily available provided by the advisor and reviewed by our independent valuation advisor, each in accordance with valuation guidelines approved by our board of directors. As a result, our published NAV per share in any given month may not fully reflect any or all changes in value that may have occurred since the most recent appraisal or valuation. The advisor will review appraisal reports and monitor our real estate and real estate debt, and is responsible for notifying the independent valuation advisor of the occurrence of any property-specific or market-driven event it believes may cause a material valuation change in the real estate valuation, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our real estate and real estate debt or liabilities between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material contract, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Depending on the circumstance, the resulting potential disparity in our NAV may be in favor or to the detriment of either stockholders who repurchase their shares, or stockholders who buy new shares, or existing stockholders.
NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.
The methods used by our advisor to calculate our NAV, including the components used in calculating our NAV, are not prescribed by rules of the SEC or any other regulatory agency. Further, there are no accounting rules or standards that prescribe which components should be used in calculating NAV, and our NAV is not audited by our independent registered public accounting firm. We calculate and publish NAV solely for purposes of establishing the price at which we sell and repurchase shares of our common stock, and you should not view our NAV as a measure of our historical or future financial condition or performance. The components and methodology used in calculating our NAV may differ from those used by other companies now or in the future.
In addition, calculations of our NAV, to the extent that they incorporate valuations of our assets and liabilities, are not prepared in accordance with generally accepted accounting principles. These valuations may differ from liquidation values that could be realized in the event that we were forced to sell assets.
Additionally, errors may occur in calculating our NAV, which could impact the price at which we sell and repurchase shares of our common stock and the amount of our advisor’s management fee and performance participation interest. Our advisor has implemented certain policies and procedures to address such errors in NAV calculations. If such errors were to occur, the advisor, depending on the circumstances surrounding each error and the extent of any impact the error has on the price at which shares of our common stock were sold or repurchased or on the amount of our advisor’s management fee or performance participation interest, may determine in its sole discretion to take certain corrective actions in response to such errors, including, subject to our sponsor’s policies and procedures, making adjustments to prior NAV calculations. You should carefully review the disclosure of our valuation policies and how NAV is calculated under “Net Asset Value Calculations and Valuation Guidelines”.
Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.
Existing stockholders and potential investors in this offering do not have preemptive rights to any shares we issue in the future. Upon commencement of this offering, our charter will authorize us to issue 600,000,000 shares of common stock, of which        shares will be classified as Class A shares, will be classified as Class AX shares, will be classified as Class D shares, will be classified as Class DX shares, will be classified as Class I shares,        will be classified as Class IX shares,        will be classified as Class S shares and        will be classified as Class T shares. Our board of directors may amend the charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized Class A shares, Class AX shares, Class D shares, Class DX shares, Class I shares, Class IX shares, Class S shares, Class T shares or shares of any other class or series of stock without stockholder approval. After your purchase of shares in this offering, our board may elect to (1) sell additional shares in this offering or future private placements or public offerings; (2) issue shares of capital stock under a long-term incentive plan to our independent directors or to employees of our advisor or its affiliates; (3) issue shares to our advisor, or its successors or assigns, in payment of an outstanding fee obligation or as consideration in a related-party transaction; or (4) issue shares to sellers of properties we acquire in connection with an exchange of property for limited partnership interests of our operating partnership. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. Investors will also experience dilution if we issue equity compensation pursuant to our equity incentive plan. Further, depending upon the terms of such transactions (most notably the offering price per share, which may be less than the price paid per share in any offering under this prospectus) and the value of our real estate assets, existing stockholders may also experience a dilution in the book value of their investment in us.
If we internalize our management functions, the percentage of our outstanding capital stock owned by our other stockholders could be reduced, and we could incur other significant costs associated with being self-managed.
In the future, our board of directors may consider internalizing the functions performed for us by our advisor by, among other methods, acquiring our advisor’s assets. The method by which we could internalize these functions could take many forms. There is no assurance that internalizing our management functions would be beneficial to us and our stockholders.
Additionally, we may not realize the perceived benefits or we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our advisor, our property manager or their affiliates. Internalization transactions, including without limitation, transactions involving the acquisition of affiliated advisors or property managers have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.
Payments to the advisor in the form of common stock or Operating Partnership units it elects to receive in lieu of fees or distributions will dilute future cash available for distribution to our stockholders.
The advisor may choose to receive our common stock or Operating Partnership units in lieu of certain fees or distributions. The holders of all Operating Partnership units are entitled to receive cash from operations pro rata with the distributions being paid to us and such distributions to the holder of the Operating Partnership units will reduce the cash available for distribution to us and to our stockholders. Furthermore, under certain circumstances the Operating Partnership units held by the advisor are required to be repurchased, in cash at the holder’s election, and there may not be sufficient cash to make such a repurchase payment; therefore, we may need to use cash from operations, borrowings, offering proceeds or other sources to make the payment, which will reduce cash available for distribution to you or for investment in our operations. Repurchases of our stock or Operating Partnership units from the advisor paid to the advisor as a management fee are not subject to the repurchase limits of our share repurchase program or any Early Repurchase Deduction, and such sales will receive priority over other shares being put for repurchase during such period. Repurchases of our stock or Operating Partnership units from our advisor with respect to its performance participation interest will not be subject to the Early Repurchase Deduction, but, in the case of shares, such repurchases will subject to the monthly and quarterly volume limitations and will not receive priority over other shares being put for repurchase during such period.
Our board of directors has opted out of provisions of the Maryland General Corporation Law relating to deterring or defending hostile takeovers. Although we will not currently be afforded this protection, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent you from receiving a premium price for their shares in connection with a business combination.
Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders, or affiliates of interested stockholders, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
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any person who beneficially owns, directly or indirectly, 10% or more of the corporation’s outstanding voting stock; or

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an affiliate or associate of the corporation who, at any time during the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding securities of the corporation.

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after the five-year prohibition, any business combination between a Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

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80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

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two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

Also, under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation, are excluded from the vote on whether to accord voting rights to the control shares. We have opted out of these provisions of Maryland law, by board resolution in the case of the business combination provisions provided that the applicable business combination is first approved by our board of directors and in our bylaws in the case of the control share acquisition provisions. However, should our board opt into these provisions of Maryland law or, in the case of the business combination provisions, our board does not first approve the applicable business combination, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection. For more information about the business combination, control share acquisition and Subtitle 8 provisions of Maryland law, see “Certain Provisions of Maryland Law and Our Charter and Bylaws”.
We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.
In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.
We could remain an “emerging growth company” for up to five years, or until the earliest of  (a) the last day of the first fiscal year in which we have total annual gross revenue of  $1,000,000,000 (adjusted for inflation) or more, (b) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our capital stock registered under the Exchange Act held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter, and we have been publicly reporting for at least 12 months) or (c) the date on which we have issued more than $1,000,000,000 in non-convertible debt during the preceding three-year period. Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with certain more stringent audit rules adopted by the Public Company Accounting Oversight Board (unless the SEC determines otherwise), (3) provide certain disclosures relating to executive compensation generally required for larger public companies or (4) hold stockholder advisory votes on executive compensation. We have not yet made a decision as to whether to take advantage of any or all of the JOBS Act exemptions that would be applicable to us if we became a public reporting company. If we do take advantage of any of these exemptions, we do not know if some investors will find our securities less attractive as a result.
Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that any decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.
If we sell real estate assets by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows and our ability to make distributions to our stockholders.
If we decide to sell any of our real estate assets, we intend to sell them for cash, if possible. However, nothing prohibits us from selling our real estate assets and providing financing to purchasers. If we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay cash distributions to our stockholders.
Fees and expenses may adversely impact our ability to pay dividends.
Identifying attractive investment opportunities and performing due diligence with respect to prospective investments will require significant expenditures, which we will bear whether or not we acquire the investment. In addition, acquiring investments may require us to participate in auctions or other forms of competitive bids, which may also require significant expenditures, including expenses relating to legal fees, the fees of third party advisors, and other costs. Moreover, even after investments are made, the returns may not be realized by the stockholders for a period of several years.
Payment or accrual of fees will result in immediate dilution to the value of your investment, and any such current payments will reduce the amount of cash available to acquire investments. Payment of such fees and expenses increases the risk that the amount available for distribution to our stockholders would be less than the purchase price of the securities sold in this offering.
General Risks Related to Digital Infrastructure Real Estate Assets
If a tenant, customer or subscriber declares bankruptcy, we may be unable to collect balances due under relevant contracts or subscription agreements, which would reduce our cash flows from operations and the amount available for distributions to you.
Any of our tenants, customers or subscribers or any guarantor of a tenant’s contract or customer’s or subscriber’s subscription agreement obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If a contract or subscription agreement is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a contract or subscription agreement is rejected by a tenant, customer or subscriber in bankruptcy, we would have a general unsecured claim for damages. If a contract or subscription agreement is rejected, it is unlikely we would receive any payments from the tenant, customer or subscriber. This claim could be paid only if funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant, customer or subscriber or contract or subscription agreement guarantor bankruptcy could delay efforts to collect past due balances under the relevant contracts and subscription agreements, and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental or subscription payments that would mean a reduction in our cash flow and the amount available for distributions to you. In the event of a bankruptcy there can be no assurance that the tenant, customer or subscriber or their respective trustee will assume our contract or subscription agreement. If a given contract or subscription agreement, or guaranty of a contract or subscription agreement, is not assumed, our cash flow and the amounts available for distributions to you may be adversely affected.
We may not be able to fully recognize the anticipated benefits of the digital infrastructure real estate that we acquire.
A key element of our investment strategy is to establish and increase a digital infrastructure real estate portfolio through acquisitions. We rely on our due diligence of the assets and the representations and financial records of the sellers and other third parties to establish the anticipated site rental, subscription or other such tenant, customer or subscriber revenues and expenses and whether the assets to be acquired will meet our investment guidelines. In addition, we may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying assets to be acquired. To the extent that these assets are acquired in individually material transactions, we may be required to place enhanced reliance on the financial and operational representations and warranties of the sellers. If (i) these records are not complete or accurate, (ii) we do not have complete access to, or use of, the land underlying the assets to be acquired or (iii) the assets do not achieve the financial results anticipated, it could adversely affect our revenues and results of operations.
In addition, acquisitions which would be material in the aggregate may exacerbate the risks inherent with our investment strategy, such as (i) an adverse impact on our overall profitability if the acquired assets do not achieve the projected financial results, (ii) unanticipated costs associated with the acquisitions that may impact our results of operations for a period, (iii) increased demands on our cash resources that may, among other things, impact our ability to explore other opportunities, (iv) undisclosed and assumed liabilities that we may be unable to recover, (v) increased vulnerability to general economic conditions, (vi) an adverse impact on our existing tenant, customer or subscriber relationships, (vii) additional expenses and exposure to new regulatory, political and economic risks if such acquisitions were in new jurisdictions and (viii) diversion of managerial attention.
The process of integrating any acquired assets into our operations may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. It may also result in the loss of key tenants and/or personnel and expose us to unanticipated liabilities.
We may obtain only limited warranties when we purchase an asset and would have only limited recourse if our due diligence did not identify any issues that lower the value of such asset, which could adversely affect our financial condition and ability to make distributions to our stockholders.
The seller of an asset often sells such asset in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of assets with limited warranties increases the risk that we may lose some or all our invested capital in such assets as well as the loss of rental, subscriber or other such income from such assets.
We may be unable to secure funds for future capital improvements or capital needs, which could adversely impact our ability to make distributions to our stockholders.
In order to maintain or attract tenants, we will be required to expend substantial funds for capital improvements to our digital infrastructure real estate. In addition, although we expect that our contracts and subscription agreements with tenants, customers and subscribers may require them to pay routine maintenance costs, we will likely be responsible for any major structural repairs, even if our contracts and subscription agreements with tenants, customers and subscribers require them to pay routine maintenance costs. We expect to use substantially all of the net proceeds from this offering to buy digital infrastructure real estate and pay various fees and expenses. Accordingly, if we need additional capital in the future to improve or maintain our assets or for any other reason, we will have to obtain financing from other sources, such as cash flows from operations, borrowings, asset sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.
Our inability to sell an asset when we desire to do so could adversely impact our ability to make distributions to you.
The digital infrastructure market is affected by many factors, such as general economic conditions, carrier consolidations, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any asset for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset.
We may be required to expend funds to correct defects or to make improvements before an asset can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements. Moreover, in acquiring an asset, we may agree to restrictions that prohibit the sale of that asset for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that asset. These provisions would restrict our ability to sell an asset.
We may be required to indemnify the purchasers of our assets, which could hurt our ability to make distributions or result in a decline in the value of your investment.
In connection with the disposition of an asset from our portfolio, we may be required to make representations about our assets typical of those made in connection with the sale of any asset. We may also be required to indemnify the purchasers of such asset to the extent that any such representations turn out to be inaccurate, incorrect, or misleading. These arrangements may result in contingent liabilities, which might ultimately have to be funded by us out of assets other than the net proceeds made available from such disposition, which would hurt our ability to make distributions to you and result in a decline in the value of our assets and hence your investment in us.
We may not be able to sell an asset at a price equal to, or greater than, the price for which we purchased such asset, which may lead to a decrease in the value of our assets and a reduction in the value of your shares.
Some of our contracts and subscription agreements may not contain rental or revenue increases over time, or the rental or revenue increases may be less than the fair market rate at a future point in time. Therefore, the value of the asset to a potential purchaser may not increase over time, which may restrict our ability to sell an asset, or if we are able to sell such asset, may lead to a sale price less than the price that we paid to purchase the asset.
We may acquire or finance assets with lock-out provisions, which may prohibit us from selling an asset, or may require us to maintain specified debt levels for a period of years on some assets, which could have an adverse effect on your investment.
Our financing agreements may contain lock-out provisions, which are provisions in loan agreements that prohibit the prepayment of a loan during a specified period of time. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing assets. These provisions would affect our ability to turn our investments into cash, and thus affect cash available for distributions to you. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any assets, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such assets. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our members and, therefore, may have an adverse impact on the value of our shares of common stock, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our members.
Rising expenses could reduce cash flow and funds available for future acquisitions or distributions to you.
Any assets that we buy will be subject to operating risks common to digital infrastructure real estate in general, any or all of which may negatively affect us. If any asset is not leased or rents or subscription fees are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that asset for operating expenses. The assets will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. While we expect that many of our assets will be leased at a cost to cover such expenses, renewals of leases or future leases may not be negotiated on a basis to cover those costs. If we are unable to lease assets on a basis whereby the tenants are off-setting all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs, which could adversely affect funds available for future acquisitions or cash available for distributions.
If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.
We will carry comprehensive general liability coverage and umbrella liability coverage on all our assets with limits of liability that we deem adequate to insure against liability claims and provide for the costs of defense. Similarly, we will be insured against the risk of direct physical damage in amounts we estimate to be adequate to reimburse us on a replacement cost basis for costs incurred to repair or rebuild each asset, including loss of income during the rehabilitation period. Material losses may occur in excess of insurance proceeds with respect to any asset, as insurance may not be available or sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we will pay for coverage against property and casualty claims. Additionally, lenders in some cases have begun to insist that owners of certain assets purchase specific coverage against terrorism as a condition for providing loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential assets. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. The Terrorism Risk Insurance Program Reauthorization Act of 2015 is designed for a sharing of terrorism losses between insurance companies and the federal government, and extends the federal terrorism insurance backstop through 2020. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our assets, we could lose both our invested capital and anticipated profits from such asset.
Real estate-related taxes may increase and if these increases are not passed on to tenants, our income will be reduced, which could adversely affect our ability to make distributions to our stockholders.
Some local real property tax assessors may seek to reassess some of our assets as a result of our acquisition of such assets. From time to time, our property taxes may increase as values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of our digital infrastructure real estate assets for real estate tax purposes could result in an increase in the related real estate taxes on that asset. Although some tenant contracts may permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal contracts or future contracts will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our income, cash available for distributions and the amount of distributions to you.
Failure to timely and efficiently execute on construction projects for digital infrastructure real estate could adversely affect our business.
Construction projects for digital infrastructure real estate, some of which may be long-term and complex in nature, can be challenging to execute. The quality of our performance on such construction projects depends in large part upon our ability to manage (1) the associated tenant relationship and (2) the project itself by timely deploying and properly managing appropriate internal and external project resources. In connection with such construction projects, we generally will bear the risk of cost over-runs, labor availability and productivity, and contractor pricing and performance. Additionally, contracts with our customers for these projects typically specify delivery dates, performance criteria and penalties for our failure to perform. Our failure to manage such tenant relationships, project resources, and project milestones in a timely and efficient manner could have a material adverse effect on our business.
Competition with third parties for assets and other investments may impede our ability to make future acquisitions or may increase the cost of these acquisitions and reduce our profitability and the return on your investment.
We may experience significant and increased competition for the acquisition of assets, contracts to build new communication sites for tenants or the expansion of other networks, which could make the acquisition of high quality assets significantly more costly or prohibitive, prohibit us from securing contracts to build new sites or expand other networks. Some of our competitors may be larger and may have greater financial resources than we do, while other competitors may apply less stringent investment criteria than we do. In addition, we may not anticipate increased competition entering a particular market or competing for the same assets. Higher prices for assets, the failure to add new assets to our portfolio or expand existing network assets could reduce our profitability, which could materially and adversely affect our business, results of operations or financial condition, and therefore the return on your investment.
Increasing competition within the tower industry may adversely affect our contract rates and the amount of rent paid to us may affect the cash available for distributions and the amount of distributions paid to our stockholders.
Our industry is highly competitive and tenants have numerous alternatives in leasing antenna space on towers. Pricing competition from peers could have a material effect on our contract rates. We may not be able to renew existing tenant contracts or enter into new tenant contracts, or if we are able to renew or enter into new contracts, they may be at rates lower than the current rates, resulting in decreased cash flows from tenants, thus affecting cash available for distributions and the amount available for distributions to you. In addition, should inflation rates exceed the fixed escalator percentages in markets where our contracts may include fixed escalators, our income could be adversely affected.
Delays in acquisitions of assets may have an adverse effect on the value of your investment.
There may be a substantial period of time before all of the proceeds of this offering are invested. Delays we encounter in the selection, acquisition and/or development of assets could adversely affect your returns. When assets are acquired prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available antenna space. Therefore, you could suffer delays in the payment of cash distributions attributable to those particular assets.
Our business depends on the demand for our digital infrastructure real estate, driven primarily by demand for data, and we may be adversely affected by any slowdown in such demand. Additionally, a reduction in the amount or change in the mix of network investment by our tenants may materially and adversely affect our business (including reducing demand for tenant, customer or subscriber additions or network services).
Tenant demand for our digital infrastructure real estate and customer and subscriber demand for network services depends on the demand for data. The willingness of our tenants to utilize our digital infrastructure real estate and customers and subscribers to utilize our network services, or renew or extend existing contracts on our digital infrastructure real estate or network service subscription agreements, is affected by numerous factors, including:
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consumers’ and organizations’ demand for data;

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availability or capacity of our communications and network infrastructure or associated land interests;

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location of our networks and digital infrastructure real estate;

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financial condition of our tenants, customers and subscribers including their profitability and availability or cost of capital;

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willingness of our tenants to maintain or increase their network investment or changes in their capital allocation strategy;

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need for integrated networks and organizations;

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availability and cost of spectrum for commercial use;

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increased use of network sharing, roaming, joint development, or resale agreements by our tenants;

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mergers or consolidations by and among our tenants;

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changes in, or success of, our tenants’, customers’ and subscribers’ business models;

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governmental regulations and initiatives, including local or state restrictions on the proliferation of digital infrastructure real estate;

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cost of constructing digital infrastructure real estate;

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our market competition;

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technological changes, including those (1) affecting the number or type of digital infrastructure real estate needed to provide data to a given geographic area or which may otherwise serve as substitute or alternative to our digital infrastructure real estate or (2) resulting in the obsolescence or decommissioning of certain existing networks; and

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our ability to efficiently satisfy our tenants’, customers’ and subscribers’ service requirements.

A slowdown in demand for data or our digital infrastructure real estate may negatively impact our growth or otherwise have a material adverse effect on us. If our tenants, customers or subscribers are unable to raise adequate capital to fund their business plans, as a result of disruptions in the financial and credit markets or otherwise, they may reduce their spending, which could adversely affect our anticipated growth or the demand for our digital infrastructure real estate.
The amount, timing, and mix of our tower tenants’ network investment are variable and can be significantly impacted by the various matters described in these risk factors. Changes in tower tenant network investment typically impact the demand for our digital infrastructure real estate. As a result, changes in tenant plans such as delays in the implementation of new systems, new and emerging technologies (including small cells and fiber), or plans to expand coverage or capacity may reduce demand for our digital infrastructure real estate. Furthermore, the industries in which our tenants may operate (particularly those in the wireless industry) could experience a slowdown or slowing growth rates as a result of numerous factors, including a reduction in consumer demand (including demand for wireless connectivity) or general economic conditions. There can be no assurances that weakness or uncertainty in the economic environment will not adversely impact our tower tenants or their industries, which may materially and adversely affect our business, including by reducing demand for our digital infrastructure real estate or network services. In addition, a slowdown may increase competition for tower tenants or network services. Such an industry slowdown or a reduction in tower tenant network investment may materially and adversely affect our business.
New technologies or changes in a tenant’s business model could make our digital infrastructure real estate business less desirable and result in decreasing revenues and operating results.
The development and implementation of new technologies designed to enhance the efficiency of communications networks or changes in a tenant’s business model could decrease demand for tower space or reduce previously obtainable contract rates. In addition, tenants may allocate less of their budgets to leasing space on towers, as the industry is trending towards deploying increased capital to the development and implementation of new technologies. Examples of these technologies include spectrally efficient technologies, which could relieve a portion of our tenants’ network capacity needs and, as a result, could reduce the demand for tower-based antenna space. Moreover, the emergence of alternative technologies could reduce the need for tower-based broadcast services transmission and reception. Further, a tenant may decide to cease outsourcing tower infrastructure or otherwise change its business model, which would result in a decrease in our revenue and operating results. Our failure to innovate in response to the development and implementation of these or other new technologies or changes in a tenant’s business model could have a material adverse effect on our business, results of operations or financial condition. Conversely, we may invest significant capital in technologies and innovation projects that may not provide expected returns or profitability, which could divert management attention and have a material adverse effect on our operating results.
Our network services business may experience significant volatility in demand, which could reduce the predictability of our results.
The operating results of our network services business for any particular period may vary significantly and should not necessarily be considered indicative of longer-term results for such services. Our network services business generally will be driven by demand for our digital infrastructure real estate and may be adversely impacted by various factors, including:
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competition;

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the timing, mix and amount of customer network investments;

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the rate and volume of customer deployment plans;

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unforeseen delays or challenges relating to work performed;

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economic weakness or uncertainty;

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our market share;

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changes in the size, scope, or volume of work performed;

New wireless technologies may not deploy or be adopted by tenants as rapidly or in the manner projected.
There can be no assurances that new wireless services or technologies will be introduced or deployed as rapidly or in the manner projected by the wireless carriers. In addition, demand or tenant adoption rates for such new technologies may be lower or slower than anticipated for numerous reasons. As a result, growth opportunities or demand for our digital infrastructure real estate arising from such technologies may not be realized at the times or to the extent anticipated.
A substantial portion of our revenue may be derived from a small number of tenants, which could make us sensitive to changes in the creditworthiness and financial strength of our tenants.
A substantial portion of our total operating revenues may be derived from a small number of tenants. Consequently, a reduction in demand for site leasing, reduced future capital expenditures on the networks, or the loss, as a result of bankruptcy, consolidation and mergers with other tenants of ours or otherwise, of any of our largest tenants could materially decrease our revenue and have an adverse effect on our growth. Additionally, if tenants are unwilling or unable to perform their obligations under their contracts with us, our revenues, results of operations, financial condition and liquidity could be materially and adversely affected. In the ordinary course of our business, we may occasionally experience disputes with our tenants, generally regarding the interpretation of terms in our contracts, which we hope to resolve in a manner that would not have a material adverse effect on us or our tenant relationships. However, it is possible that such disputes could lead to a termination of our contracts with tenants, a material modification of the terms of those contracts, a deterioration in our relationships with those tenants that leads to a failure to obtain new business from them, any of which could have a material adverse effect on our business, results of operations or financial condition. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable tenant could be terminated or damaged, which could lead to decreased revenue or increased costs, resulting in a corresponding adverse effect on our business, results of operations or financial condition.
Due to the long-term nature of our tenant contracts, we depend on the continued financial strength of our tenants. Many wireless service providers operate with substantial levels of debt. Sometimes our tenants, or their parent companies, face financial difficulty, file for bankruptcy or terminate operations.

In addition, many of our tenants will rely on capital raising activities to fund their operations and capital expenditures, which may be more difficult or expensive in the event of downturns in the economy or disruptions in the financial and credit markets. If our tenants are unable to raise adequate capital to fund their business plans or face capital constraints, they may reduce their spending, which could materially and adversely affect demand for our digital infrastructure real estate. If, as a result of a prolonged economic downturn or otherwise, one or more of our tenants experience financial difficulties or files for bankruptcy, it could result in uncollectible accounts receivable and an impairment of our deferred asset. The loss of significant tenants, or the loss of all or a portion of our anticipated site rental revenues from certain tenants, could have a material adverse effect on our business, results of operations or financial condition.
If our tenants consolidate their operations, exit the telecommunications business or share digital infrastructure real estate to a significant degree, our growth, revenue and ability to generate positive cash flows could be materially and adversely affected.
Significant consolidation among our tenants could reduce demand for our digital infrastructure real estate and network services and may materially and adversely affect our growth and revenues. Certain combined companies have rationalized duplicative parts of their networks or modernized their networks, and these and other tenants could determine not to renew, or attempt to cancel, avoid or limit contracts with us or related payments. Our ongoing contractual revenues and our future results may be negatively impacted if a significant number of these contracts are terminated or not renewed. In addition, extensive sharing of digital infrastructure real estate, roaming or resale arrangements among wireless service providers as an alternative to leasing our digital infrastructure real estate, without compensation to us, may cause new lease activity to slow if carriers utilize shared equipment rather than deploy new equipment, or may result in the decommissioning of equipment on certain existing digital infrastructure real estate because portions of the tenants’ networks may become redundant, which could have a material adverse effect on our business, results of operations or financial condition.
Fiber contains certain differences from towers, resulting in different operational risks. If we do not successfully operate fiber networks or identify or manage the related operational risks, such operations may produce results that are less than anticipated.
We anticipate that our portfolio will include investments in fiber. Fiber contains certain differences from towers, including certain differences relating to tenant base, competition, contract terms (including requirements for service level agreements regarding network performance and maintenance), upfront capital requirements, landlord demographics, ownership of certain network assets, operational oversight requirements, government regulations (including by counties and municipalities, and are subject to local easement and rights-of-way licenses from municipalities), growth rates and applicable laws.
While fiber has certain risks that are similar to towers, they also have certain operational risks that are different from an investment in towers, including:
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the use of public rights-of-way and franchise agreements;

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use of poles and conduits owned solely by, or jointly with, third parties;

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risks relating to overbuilding;

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risk of decrease in demand for data;

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risks relating to the specific markets that we choose to operate in or plan to operate in;

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construction management risks;

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risks relating to wireless carriers building their own fiber, or subscribers utilizing their own or alternative fiber;

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risk of failing to optimize the use of our finite supply of fiber strands;

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damage to our assets and the need to maintain, repair, upgrade and periodically replace our assets;

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the risk of failing to properly maintain or operate highly specialized hardware and software;

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network data security risks;

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the risk of new technologies that could enable subscribers to realize the same benefits with less utilization of our fiber;

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potential damage to our overall reputation as a digital infrastructure real estate provider; and

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the use of competitive local exchange carrier status.

In addition, our fiber networks will in some instances support and provide the transport of data for small cells. The rate at which tenants adopt or prioritize small cells and fiber may be lower or slower than we anticipate or may cease to exist altogether. Fiber will also expose us to different safety or liability risks or hazards than towers as a result of numerous factors, including the location or nature of the assets involved. There may be risks and challenges associated with small cells being comparatively new and emerging technologies and continuing to evolve, and there may be other risks related to small cells of which we are not yet aware.
Our business is subject to government regulations and changes in current or future regulations could harm our business.
We are subject to federal, state and local regulation of our business. In the United States, both the Federal Aviation Administration (“FAA”) and the Federal Communications Commission (“FCC”) regulate the construction, modification, and maintenance of towers and structures that support antennas used for wireless communications and radio and television broadcasts. In addition, the FCC separately licenses and regulates wireless communications equipment and television and radio stations operating from such towers. FAA and FCC regulations govern construction, lighting, painting, and marking of towers and may, depending on the characteristics of the tower, require registration of the tower. Certain proposals to construct new towers or to modify existing towers are reviewed by the FAA to ensure that the tower will not present a hazard to air navigation.
Tower owners may have an obligation to mark or paint such towers or install lighting to conform to FAA and FCC regulations and to maintain such marking, painting and lighting. Tower owners may also bear the responsibility of notifying the FAA of any lighting outages. Certain proposals to operate wireless communications and radio or television stations from towers are also reviewed by the FCC to ensure compliance with environmental impact requirements established in federal statutes, including the National Environmental Policy Act of 1969, as amended (“NEPA”). Failure to comply with existing or future applicable requirements may lead to civil penalties or other liabilities and may subject us to significant indemnification liability to our tenants against any such failure to comply. In addition, new regulations may impose additional costly burdens on us, which may affect our revenues and cause delays in our growth. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction or modification. Local regulations can delay, prevent, or increase the cost of new construction, co-locations, or site upgrades, thereby limiting our ability to respond to tenant demand. In addition, new regulations may be adopted that increase delays or result in additional costs to us.
We may be vulnerable to security breaches that could adversely affect our operations, business, and reputation.
Despite any security measures, certain of our digital infrastructure real estate assets may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, and other security breaches. An attack attempt or security breach, such as a distributed denial of service attack, could potentially result in (1) interruption or cessation of certain of our services to our customers, (2) our inability to meet expected levels of service to our customers, or (3) data transmitted over our customers’ networks being compromised. We cannot guarantee that our security measures will not be circumvented, resulting in customer network failures or interruptions that could impact our customers’ network availability and have a material adverse effect on our business, financial condition, or operational results. We may be required to expend significant resources to protect against or recover from such threats. We may elect to secure and maintain insurance policies, as available, that include coverage over cyber-attacks and other security breaches; however, there can be no assurances that such coverage will be available or, if available, even adequate to cover exposure for such incidents. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, and we could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by our employees or external actors operating in any geography. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to our reputation, negative market perception, or costly response measures, which could adversely affect our business.
If radio frequency emissions from wireless handsets or equipment on our digital infrastructure real estate are demonstrated to cause negative health effects, potential future claims could adversely affect our operations, costs or revenues.
The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. We cannot guarantee that claims relating to radio frequency emissions will not arise in the future or that the results of such studies will not be adverse to us.
Public perception of possible health risks associated with cellular or other wireless connectivity services may slow or diminish the growth of wireless companies, which may in turn slow or diminish our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks may slow or diminish the market acceptance of wireless services. If a connection between radio frequency emissions and possible negative health effects were established, our operations, costs, or revenues may be materially and adversely affected. We currently do not maintain any significant insurance with respect to these matters.
If we are unable to protect our rights to the land under our towers or other digital infrastructure real estate, it could adversely affect our business and operating results.
Our real property interests relating to our towers consist primarily of leasehold and sub-leasehold interests, fee interests, easements, licenses and rights-of-way. A loss of these interests at a particular tower or other communications network infrastructure, like fiber, may interfere with our ability to operate that tower site or fiber network and generate revenues. For various reasons, we may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to completing an acquisition of digital infrastructure real estate, which can affect our rights to access and operate such asset. From time to time, we also may experience disputes with landowners regarding the terms of easements or ground agreements for land under towers or fiber networks, which can affect our ability to access and operate such infrastructure. Further, for various reasons, landowners may not want to renew their ground agreements with us, they may lose their rights to the land, or they may transfer their land interests to third parties, including ground lease aggregators, which could affect our ability to renew ground agreements on commercially viable terms. A significant number of the digital infrastructure real estate in our portfolio may be located on land that we will lease pursuant to long-term operating leases. Our inability to protect our rights to the land under our towers and other telecommunications network infrastructure may have a material adverse effect on our business, results of operations or financial condition.
If we are unable or choose not to exercise our rights to purchase towers that may be subject to lease and sublease agreements at the end of the applicable period, our cash flows derived from those towers will be eliminated.
Our portfolio may include towers that we operate pursuant to lease or sublease agreements that include a purchase option at the end of the lease period. We may not have the required available capital to exercise our right to purchase the towers at the end of the applicable period, or we may choose, for business or other reasons, not to do so. If we do not exercise these purchase rights, and are unable to extend the lease or sublease or otherwise acquire an interest that would allow us to continue to operate these towers after the applicable period, we will lose the cash flows derived from the towers. If we decide to exercise these purchase rights, the benefits of acquiring a significant number of towers may not exceed the associated acquisition, compliance and integration costs, which could have a material adverse effect on our business, results of operations or financial condition.

If we acquire digital infrastructure real estate outside of the United States, our international operations would be subject to economic, political and other risks that could materially and adversely affect our business, results of operations or financial condition.
If we acquire digital infrastructure real estate outside of the United States, our international operations could result in adverse financial consequences and operational problems not typically experienced in the United States, including but not limited to:
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changes to existing or new tax laws or methodologies impacting our international operations, or fees directed specifically at the ownership and operation of infrastructure sites or our international acquisitions, any of which may be applied or enforced retroactively;

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laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;

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changes in a specific country’s or region’s political or economic conditions, including inflation or currency devaluation;

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changes to zoning regulations or construction laws, which could be applied retroactively to any existing infrastructure sites;

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expropriation or governmental regulation restricting foreign ownership or requiring reversion or divestiture;

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actions restricting or revoking spectrum licenses or suspending or terminating business under prior licenses;

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failure to comply with anti-bribery laws such as the Foreign Corrupt Practices Act or similar local anti-bribery laws, or Office of Foreign Assets Control requirements;

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material site security issues;

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significant license surcharges;

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increases in the cost of labor (as a result of unionization or otherwise), power and other goods and services required for our operations;

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price setting or other similar laws for the sharing of passive infrastructure; and

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uncertain or inconsistent laws, regulations, rulings or results from legal or judicial systems, which may be enforced retroactively, and delays in the judicial process.

We would also face risks associated with changes in foreign currency exchange rates, including those arising from operations, investments and financing transactions. Volatility in foreign currency exchange rates could also affect our ability to plan, forecast and budget for our international operations and expansion efforts.
Risks Associated with Debt Financing and Investments
We expect to incur indebtedness and other borrowings, which could increase our business risks, hinder our ability to make distributions and adversely impact the value of your investment if the value of the property securing the debt falls or if we are forced to refinance the debt during adverse economic conditions.
We expect that in most instances, we will acquire digital infrastructure real estate by using either existing financing or borrowing new funds. In addition, we may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire additional real properties. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We also may borrow if we otherwise deem it necessary or advisable to assure that we qualify as a REIT.
There is no limitation on the amount we may borrow against any single improved property. Our charter provides that the maximum amount of our total indebtedness shall not exceed 300% of our total

“net assets” (total assets (other than intangibles) at cost, before deducting depreciation, reserves for bad debts or other non-cash reserves, less total liabilities) as of the date of any borrowing (which is the maximum level of indebtedness permitted under the Statement of Policy Regarding Real Estate Investment Trusts revised and adopted by the North American Securities Administrators Association on May 7, 2007 (the “NASAA REIT Guidelines”), absent a satisfactory showing that a higher level is appropriate), which is generally expected to be approximately 75% of the cost of our investments.
Notwithstanding this 75% leverage limitation, we intend to target the greater of 65% loan-to-value or loan-to-cost. However, during the initial stages of our offering, our leverage ratio could exceed our target leverage ratio. However, we may exceed that limit if such excess is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing, along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments. In addition, it is our intention to limit our borrowings to 75% of the aggregate fair market value of our assets (calculated after the close of this offering and once we have invested substantially all the proceeds of this offering), unless excess borrowing is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for such excess borrowing. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits. We expect that during the period of this offering we will seek such independent director approval of borrowings in excess of these limitations since we will then be in the process of raising our equity capital to acquire our portfolio. As a result, we expect that our debt levels will be higher until we have raised equity capital and repaid a portion of our initial leverage. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments and could be accompanied by restrictive covenants. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors such as rising interest rates, downturns in the economy or deteriorations in the condition of the investments. Our investments will be impaired by a smaller decline in the value of the properties than is the case where properties are owned with a proportionately smaller amount of debt. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment.
Principal and interest payments on indebtedness (including mortgages having “balloon” payments) will have to be made regardless of the sufficiency of cash flow from the properties. If there is a shortfall between the cash flow from an asset and the cash flow needed to service mortgage debt on a property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, we may be unable to pay the amount of distributions required in order to maintain our REIT status. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected which could result in our losing our REIT status and would result in a decrease in the value of your investment.
Many of these same issues also apply to credit facilities which are expected to be in place at various times as well. For example, the loan documents for such facilities may include various coverage ratios, the continued compliance with which may not be completely within our control. If such coverage ratios are not met, the lenders under such credit facilities may declare any unfunded commitments to be terminated and declare any amounts outstanding to be due and payable. We may also rely on short-term financing that would be especially exposed to changes in availability.
Although borrowings by us have the potential to enhance overall returns that exceed our cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than our cost of funds. As a result, the possibilities of profit and loss are increased. Borrowing money to purchase properties provides us with the advantages of leverage, but exposes us to greater market risks and higher current expenses.
In certain cases, financings for our properties may be recourse to us.
Generally, commercial real estate financings are structured as non-recourse to the borrower, which limits a lender’s recourse to the property pledged as collateral for the loan, and not the other assets of the borrower or to any parent of borrower, in the event of a loan default. However, lenders customarily will require that a creditworthy parent entity enter into so-called “recourse carveout” guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents. A “bad boy” guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, “bad boy” guarantees typically provide that the loan will be a full personal recourse obligation of the guarantor, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. These financing arrangements with respect to our investments generally require “bad boy” guarantees from us and/or the Operating Partnership and in the event that such a guarantee is called, our assets could be adversely affected. Moreover, our “bad boy” guarantees could apply to actions of the joint venture partners associated with our investments. While the advisor expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to us under such guarantees. We may provide “bad boy” guarantees on behalf of affiliates of our sponsor investing alongside us and as such guarantees are not for borrowed money, they will typically not be included under our leverage limitations.
Changes in the debt markets could have a material adverse impact on our earnings and financial condition.
The domestic debt markets are subject to changing levels of volatility, resulting in, from time to time, the tightening of underwriting standards by lenders and credit rating agencies, which results in lenders increasing the cost of debt financing. Should the overall cost of borrowings increases, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of future acquisitions. This may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. If these disruptions in the debt markets persist, our ability to borrow monies to finance the purchase of, or other activities related to, digital infrastructure real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of assets we can purchase, and the return on the assets we purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness that is maturing. In addition, the state of the debt markets could have an impact on the overall amount of capital invested in real estate, which may result in price or value decreases of real estate assets. Although this may benefit us for future acquisition, it could negatively impact the value of our assets after the time we acquire them.
High lending rates may make it difficult for us to finance or refinance assets, which could reduce the number of assets we can acquire and the amount of cash distributions we can make.
If we place debt on assets, we run the risk of being unable to refinance the assets when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the assets are refinanced, we may not be able to finance the assets and our income could be reduced. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce our cash flow and cash available for distribution to members, as well as hinder our ability to raise more capital by issuing more shares or by borrowing more money. Additionally, we would likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower.
Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.
In connection with providing us financing, certain of our lenders may impose restrictions on us that affect our distribution, investment and operating policies and our ability to incur additional debt. Loan documents we enter into may also contain covenants that limit our ability to further borrow against the asset, sell the asset or discontinue insurance coverage. In addition, loan documents may limit our ability to enter into or terminate certain operating or lease agreements related to the property. Loan documents may also require lender approval of certain actions and as a result of the lender’s failure to grant such approval, we may not be able to take a course of action we deem most profitable. These or other limitations may adversely affect our flexibility and our ability to achieve our distribution, investment and operating objectives.
If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders.
Some of our financing arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders’ policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets.
Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders.
We expect that we will incur indebtedness in the future. To the extent that we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to pay distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in assets at times that may not permit realization of the maximum return on such investments.
Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.
Subject to any limitations required to maintain qualification as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest rate cap or collar agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. These interest rate hedging arrangements may create additional assets or liabilities from time to time that may be held or liquidated separately from the underlying property or loan for which they were originally established. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.
Changes to, or the elimination of, LIBOR may adversely affect interest expense related to borrowings under our credit facilities and real estate-related investments.
We may in the future pay interest on credit facilities and asset-level loans, and receive interest through our real estate-related investments, based on LIBOR, which is the subject of recent national, international and regulatory guidance and proposals for reform.
On July 27, 2017, the United Kingdom’s Financial Conduct Authority announced it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The administrator of LIBOR ceased the publication of the one-week and two-month LIBOR settings immediately following the LIBOR publication on December 31, 2021. On November 30, 2020, the ICE Benchmark Administration Limited announced its plan to extend the date that the remaining U.S. LIBOR values would cease being computed and published from December 31, 2021 to June 30, 2023. The Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, published by the Federal Reserve Bank of New York. It is expected that new contracts will not reference LIBOR and will instead use SOFR or other alternative reference rates. At this time, we cannot predict the effect of any discontinuance, modification or other reforms to LIBOR or if SOFR, or another alternative reference rate, will attain market traction as a LIBOR replacement.
There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. In addition, any benchmark may perform differently during any phase-out period than in the past. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined, and any changes to benchmark interest rates could increase our financing costs or decrease the income we earn on our real estate debt investments, which could impact our results of operations, cash flows and the market value of our investments. In addition, the overall financial markets may be disrupted as a result of the phase-out or replacement of LIBOR.
Any digital infrastructure real estate debt securities that we originate or purchase is subject to the risks of delinquency and foreclosure.
We may originate and purchase digital infrastructure real estate debt securities, which are subject to risks of delinquency and foreclosure and risks of loss. Typically, we will have limited recourse, if any, to the personal assets of our borrowers. The ability of a borrower to repay a debt security secured by an income-producing asset depends primarily upon the successful operation of the asset, rather than upon the existence of independent income or assets of the borrower. If the net operating income of the asset is reduced, the borrower’s ability to repay the debt security may be impaired. An asset’s net operating income can be affected by, among other things:
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increased costs, including added costs imposed by franchisors for improvements or operating changes required, from time to time, under the franchise agreements;

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asset management decisions;

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asset location and condition;

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competition from comparable types of assets;

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changes in specific industry segments;

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declines in regional or local real estate values, or occupancy rates; and

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increases in interest rates, real estate tax rates and other operating expenses.

We bear the risks of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the digital infrastructure real estate debt security, which could have a material adverse effect on our cash flows from operations and limit amounts available for distribution to you. In the event of the bankruptcy of a digital infrastructure real estate debt security borrower, the digital infrastructure real estate debt security to that borrower will be deemed to be collateralized only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the digital infrastructure real estate debt security will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a digital infrastructure real estate debt security can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed digital infrastructure real estate debt security. We also may be forced to foreclose on certain assets, be unable to sell these assets and be forced to incur substantial expenses to improve operations at the asset.
Risks Related to Investments in Debt
We do not have substantial experience investing in mortgage, mezzanine, bridge or construction loans, B Notes, securitized debt or other debt related to properties in which we may invest, which could adversely affect our return on our loan investments.
We may make investments in mortgage, mezzanine, bridge or construction loans, B-Notes, securitized debt or other debt related to properties if our advisor determines that it is advantageous to us due to the state of the real estate market or in order to diversify our investment portfolio. However, neither our advisor nor any of its affiliates has any substantial experience investing in these types of loans and we may not have the expertise necessary to maximize the return on our investment in these types of loans.
If we make or invest in loans, our loans may be impacted by unfavorable real estate market conditions, which could decrease the value of our loan investments.
If we make or invest in loans, we will be at risk of default by the borrowers on those loans. These defaults may be caused by many conditions beyond our control, including interest rate levels and local and other economic conditions affecting real estate values. We may invest in unsecured loans. Even with respect to loans secured by real property, we will not know whether the values of the properties securing the loans will remain at the levels existing on the dates of origination of the loans. If the values of such underlying properties drop, our risk will increase with respect to secured loans because of the lower value of the security associated with such loans.
If we make or invest in loans, our loans will be subject to interest rate fluctuations, which could reduce our returns as compared to market interest rates as well as the value of the loans in the event we sell the loans.
If we invest in fixed-rate, long-term loans and interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid, because we may not be able to make new loans at the previously higher interest rate. If we invest in variable interest rate loans, if interest rates decrease, our revenues will likewise decrease. Finally, if interest rates increase, the value of fixed-rate loans we own at such time would decrease which would lower the proceeds we would receive in the event we sell such assets.
Debt investments face prepayment risk that may adversely affect our results of operations and financial condition.
During periods of declining interest rates, the issuer of a security or borrower under a loan may exercise its option to prepay principal earlier than scheduled, forcing us to reinvest the proceeds from such prepayment in lower yielding securities or loans, which may result in a decline in our return. Debt investments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met. An issuer may choose to redeem a debt security if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer.
Delays in liquidating defaulted loans could reduce our investment returns.
If there are defaults under our loans secured by real property, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a borrower, these restrictions, among other things, may impede our ability to foreclose on or sell the secured property or to obtain proceeds sufficient to repay all amounts due to us on the loan.
We may make or invest in mezzanine loans, which involve greater risks of loss than senior loans secured by real properties.
We may make or invest in mezzanine loans that generally take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of an entity that directly or indirectly owns real property. These types of investments involve a higher degree of risk than long-term senior mortgage loans secured by real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our mezzanine loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than traditional mortgage loans, resulting in less equity in the real property and increasing our risk of loss of principal.
Bridge loans may involve a greater risk of loss than conventional mortgage loans.
We may provide bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital in connection with acquisitions, developments or refinancings of real estate. In connection with such investments, there is a risk that the borrower may not achieve its investment objectives and that we may therefore not recover some or all of our investment in such bridge loans. For example, if we provide a bridge loan to a borrower who has identified an undervalued asset, either due to mismanagement of the underlying assets or as a result of what the borrowers deem to be a recovering market, and the market in which such asset is located fails to recover according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan.
In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. If the borrower is unable to obtain permanent financing to repay our bridge loan, we may lose some or all of our investment. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event we make a bridge loan to a borrower who defaults, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, it could adversely impact our business, results of operations, cash flows and financial ability and our ability to make distributions to you and the value of your investment.
Non-conforming and non-investment grade loans are subject to an increased risk of loss.
Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as “non-investment grade.” Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. Therefore, non-conforming and investment loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may adversely impact our business, results of operations, cash flows and financial ability and our ability to make distributions to you and the value of your investment.
Our debt investments may be considered illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.
The debt investments we may make in connection with privately negotiated transactions may not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine loans we may purchase in the future will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower’s default.
U.S. Federal Income Tax Risks
Our failure to qualify as a REIT would subject us to U.S. federal income tax and potentially state and local tax, and would adversely affect our operations and the price of our shares of common stock.
We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2021. We have operated and intend to continue to operate in a manner that would allow us to qualify as a REIT. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We have structured and intend to continue structuring our activities in a manner designed to satisfy all requirements for qualification as a

REIT. However, the REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited, and it is possible our REIT status may terminate inadvertently.
Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depends on our ability to successfully manage the composition of our income and assets on an ongoing basis. Morrison & Foerster LLP, our tax counsel, will render its opinion in connection with this offering and any future offering in which we may engage that we will qualify as a REIT, based upon our representations as to the manner in which we will be owned, invest in assets, and operate, among other things. However, our qualification as a REIT will depend upon our ability to meet, through our organization, ownership, investments, actual operating results, and dividends, the various requirements necessary for us to be taxed as a REIT under the Code and Treasury Regulations. Morrison & Foerster LLP will not review these operating results or compliance with the qualification standards on an ongoing basis. This means that we may fail to satisfy the REIT requirements in the future. Also, any legal opinion from Morrison & Foerster LLP represents that firm’s legal judgment based on the law in effect as of the date of this prospectus and the filing of such opinion with a registration statement for this or any future public offering in which we elect to engage. Morrison & Foerster LLP’s opinion is not binding on the IRS or the courts, and we will not apply for a ruling from the IRS regarding our status as a REIT. Future legislative, judicial, or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.
If we fail to qualify as a REIT for any taxable year, and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. Our taxation as a domestic corporation, under current laws, would mean that we would unable to deduct dividends paid to stockholders for purposes of computing our taxable income. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT qualification. Losing our REIT qualification would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.
In certain circumstances, we may incur tax liabilities that would reduce our cash available for distribution to you.
Even if we qualify as a REIT, we may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. If we fail to make (or be deemed to make) sufficient, timely distributions of our income and gain, we could be subject to a 4% excise tax to the extent of such failure. Similarly, if we were to fail an income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect and certain other requirements were satisfied) we would be subject to tax on the portion of our income that caused us to fail to meet the income test requirements. We also may decide to retain net capital gain we recognize from the sale or other disposition of our property and pay U.S. federal income tax directly on such gain. In that event, our stockholders would be treated as if they recognized that gain and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also will be subject to corporate tax on any undistributed REIT taxable income. We also may be subject to state and local taxes on our income or property, including franchise, payroll and transfer taxes. Additionally, companies through which we indirectly own our assets, such as taxable REIT subsidiaries, may be subject to U.S. federal, state, local and non-U.S. income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.

If we fail to invest a sufficient amount of the net proceeds from selling shares of our common stock in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.
Temporary investment of the net proceeds from sales of shares of our common stock in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from the sales of shares of our common stock in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT.
To qualify as a REIT, we must meet annual distribution requirements, which may force us to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder our ability to meet our investment objectives and reduce your overall return.
In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. To the extent that we do not distribute our net capital gains or distribute at least 90% but less than 100% of our REIT taxable income, as adjusted, we will have to pay tax on those amounts at regular U.S. federal corporate tax rates. We will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay (or are deemed to have paid) with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. Payments we make to our stockholders under our share repurchase program will not be taken into account for purposes of these distribution requirements. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings while we qualify as a REIT, it is possible that we might not always be able to do so.
If we were considered to have actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.
As stated above, in order to qualify as a REIT, we must distribute as dividends to our stockholders at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. Historically, in order for dividends to be counted toward satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the dividends could not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class and in accordance with the preferences among different classes of stock as set forth in a REIT’s organizational documents. On December 18, 2015, Congress passed the Protecting Americans from Tax Hikes Act of 2015, which is commonly referred to as the PATH Act. The PATH Act repealed the set of rules prohibiting preferential dividends, but only with respect to REITs that file annual and periodic reports with the SEC under the Exchange Act. With the consummation of an initial public offering, we became a reporting company under the Exchange Act, and the preferential dividend rule therefore became inapplicable to us. Nevertheless, if the IRS determined that we made a preferential dividend payment before the consummation of our initial public offering, such preferential dividend could disqualify us from being taxed as a REIT.
If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.
To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, including “rents from real property.” See “Material U.S. Federal Income Tax Considerations — Gross Income Tests”. In order for rent paid to us to qualify as “rents from real property” for purposes of the REIT gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT, which would materially adversely impact the value of an investment in our securities and in our ability to pay distributions to you.
The use of taxable REIT subsidiaries, which may be required for REIT qualification purposes, would increase our overall tax liability and thereby reduce our cash available for distribution to you.
Some of our assets may need to be owned by, or operations may need to be conducted through, one or more taxable REIT subsidiaries. Any of our taxable REIT subsidiaries would be subject to U.S. federal, state and local income tax on their taxable income. The after-tax net income of our taxable REIT subsidiaries would be available for distribution to us. Further, we would incur a 100% excise tax on transactions with our taxable REIT subsidiaries that are not conducted on an arm’s-length basis. While we intend that all transactions between us and our taxable REIT subsidiaries would be conducted on an arm’s-length basis, and therefore, any amounts paid by our taxable REIT subsidiaries to us would not be subject to the excise tax, no assurance can be given that no excise tax would arise from such transactions.
Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.
For so long as we qualify as a REIT, our ability to dispose of property may be restricted to a substantial extent as a result of our REIT qualification. Under applicable provisions of the Code regarding prohibited transactions by REITs, while we qualify as a REIT, we will be subject to a 100% penalty tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or indirectly through any subsidiary entity other than a taxable REIT subsidiary, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business, unless certain safe harbor provisions apply. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. Any losses we incur on such prohibited transactions may not be used to offset gains from prohibited transactions. Any taxes we pay would reduce our cash available for distribution to you. To avoid incurring prohibited transactions tax, we may forgo disposition opportunities that would otherwise be available if we were not a REIT.
Recharacterization of sale-leaseback transactions may cause us to fail to qualify as a REIT, or when qualified, lose our REIT status, which would subject us to U.S. federal income tax at corporate rates, which would reduce the amounts available for distribution to you.
We may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which also might cause us to fail to meet the annual distribution requirement for a taxable year in the event we cannot make a sufficient deficiency dividend.
Investments outside the United States may subject us to additional taxes and could present additional complications to our ability to satisfy the REIT qualification requirements.
In the event we make investments outside of the United States, we may become subject us to various non-U.S. tax liabilities, including withholding taxes. In addition, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are typically structured differently than they are in the United States or are subject to different legal rules may present complications to our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements.

If our Operating Partnership failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.
If the IRS were to successfully challenge the status of our Operating Partnership as a partnership or disregarded entity for U.S. federal income tax purposes, it would be taxable as a corporation. In the event that this occurs, it would reduce the amount of distributions that our Operating Partnership could make to us. This would also result in our failing to qualify as a REIT and becoming subject to a corporate-level tax on our income, which would substantially reduce our cash available to pay distributions and the yield on your investment.
You may have current tax liability on distributions you elect to reinvest in our common stock.
If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. Therefore, unless you are a tax-exempt entity, you may be forced to use funds from other sources to pay your tax liability on the reinvested dividends.
Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.
Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is 20%. Ordinary dividends payable by REITs, however, generally are not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including shares of our common stock. However, U.S. stockholders that are individuals, trusts and estates generally may deduct 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017, and before January 1, 2026. You are urged to consult with your tax advisor regarding the effect of this change on your effective tax rate with respect to REIT dividends.
Our taxable income may substantially exceed our net cash flow, which may make it difficult for us to meet the REIT distribution requirements.
If we have differences in timing between the recognition of taxable income and the actual receipt of cash, we may generate less cash flow than taxable income. As a result of the foregoing, we may be required to (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, (3) distribute amounts that would otherwise be used for future acquisitions or used to repay debt or (4) make a taxable distribution of shares of our common stock as part of a distribution in which stockholders may elect to receive shares of common stock or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements.
Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.
The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of these gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary. This could increase the cost of our hedging activities because our taxable REIT subsidiaries would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a taxable REIT subsidiary generally will not provide any tax benefit, except for being carried forward against future taxable income of such taxable REIT subsidiary.

Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.
To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and interests in taxable REIT subsidiaries) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer (other than certain excluded securities, including securities that qualify for the “straight debt” safe harbor). Debt will generally meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion, or similar factors. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than interests in taxable REIT subsidiaries and qualified real estate assets), and no more than 20% of the value of our assets can be represented by securities of one or more taxable REIT subsidiaries (other than qualified real estate assets). If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate assets from our portfolio or not make otherwise attractive investments in order to qualify and maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.
You may be restricted from acquiring or transferring certain amounts of shares of our common stock.
In order to qualify as a REIT, among other requirements, no more than 50% in value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which our REIT election is effective. To assist us in qualifying as a REIT, among other purposes, our charter contains share ownership limits. Generally, any shares of our stock owned by affiliated owners will be added together for purposes of the share ownership limits.
If anyone attempts to transfer or own shares of stock in a way that would violate the share ownership limits (or would prevent us from continuing to qualify as a REIT), unless such ownership limits have been waived prospectively or retroactively by our board of directors, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either repurchased by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common share ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or a disqualification as a REIT, then the initial transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common share ownership limit, unless such ownership limit or limits have been waived prospectively or retroactively by our board of directors, or the other restrictions on transfer or ownership in our charter, bears the risk of a financial loss when the shares are repurchased or sold.
The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.
Our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for distributions paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, and we would no longer be required to distribute most of our net income to our stockholders, which may have adverse consequences on our total return to stockholders.
We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of shares of our common stock.
In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect your taxation, the investment in the shares of common stock or the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent or proposed legislation on your investment in the shares of common stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.
Non-U.S. stockholders will be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon the disposition of our stock.
Subject to certain exceptions, distributions received from us will be treated as dividends of ordinary income to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as “effectively connected” with the conduct by the non-U.S. stockholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA,” capital gain distributions attributable to sales or exchanges of U.S. real property interests, or “USRPIs,” generally will be taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business. However, a capital gain distribution will not be treated as effectively connected income if (1) the distribution is received with respect to a class of shares that is regularly traded on an established securities market located in the United States and (2) the non-U.S. stockholder does not own more than 10% of the class of our stock at any time during the one-year period ending on the date the distribution is received. We do not anticipate that our stock will be “regularly traded” on an established securities market, and, therefore, this exception is not expected to apply.
Gain recognized by a non-U.S. stockholder upon the sale or exchange of shares of our common stock generally will not be subject to U.S. federal income taxation unless such shares constitute a USRPI within the meaning of FIRPTA. Our shares of common stock will not constitute a USRPI so long as we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT if at all times during a specified testing period, less than 50% in value of such REIT’s stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot be sure, that we will be a domestically-controlled qualified investment entity.
Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. stockholder sells or exchanges shares of our common stock, gain arising from such a sale or exchange would not be subject to U.S. taxation under FIRPTA as a sale of a USRPI if: (1) shares of our common stock are “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (2) such non-U.S. stockholder owned, actually and constructively, 10% or less of the shares of our common stock at any time during the five-year period ending on the date of the sale. However, as noted above, we do not anticipate that shares of our common stock will be “regularly traded” on an established securities market. We encourage our non-U.S. stockholders to consult an independent tax advisor to determine the tax consequences applicable to them.
Retirement Plans and Other ERISA Risks
If our assets are deemed to be ERISA plan assets, the Advisor and we may be exposed to liabilities under Title I of ERISA and the Code.
In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entire entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if the Advisor or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, you should consult with your legal and other advisors concerning the impact of ERISA and the Code on your investment and our performance.
Compliance with the SEC’s Regulation Best Interest by participating broker dealers may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.
Commencing June 30, 2020, broker dealers are required to comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on participating broker dealers cannot be determined at this time, and it may negatively impact whether participating broker dealers and their associated persons recommend this offering to certain retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to further expand and diversify our portfolio of investments, as well as our ability to achieve our investment objectives.

ESTIMATED USE OF PROCEEDS
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the $500,000,000 in shares in the primary offering. The tables assume that 10% of our gross offering proceeds are from the sale of Class D shares, 30% of our gross offering proceeds are from the sale of Class I shares, 10% of our gross offering proceeds are from the sale of Class S shares, and 50% of our gross offering proceeds are from the sale of Class T shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. We may reallocate the shares of our common stock we are offering between the primary offering and our distribution reinvestment plan. We will only use the proceeds raised in this offering for the purposes set forth in this prospectus and in a manner within the investment guidelines approved by our board of directors, who serve as fiduciaries to our stockholders.
The actual amount of upfront selling commissions, however, will vary from the estimated amounts shown because (1) our Class D shares, Class S shares and Class T shares will be sold at a price that varies monthly generally based on our prior month’s NAV per share for that class of stock and actual upfront selling commissions and dealer manager fees per Class D share, Class S share and Class T share are a percentage of the transaction price and (2) the upfront selling commissions and dealer manager fees may be reduced in connection with certain categories of sales of Class D shares, Class S shares and Class T shares. Any reduction in upfront selling commissions and dealer manager fees will be accompanied by a corresponding reduction in the applicable per share purchase price to such stockholder, but will not affect the amounts available to us for investment. Because amounts in this table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase program. Generally, our policy will be to pay distributions from cash flow from operations. However, subject to Maryland law and the discretion of our board of directors, particularly in the earlier part of this offering, we may choose to use cash flows from the sale of assets, borrowings, return of capital or offering proceeds, or other sources to fund distributions to our stockholders.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.
	Maximum Offering of $50,000,000 in Class D Shares
Gross Proceeds(1)	$50,000,000	100%
Upfront Selling Commissions and Dealer Manager Fee(2)	$738,916	1.48%
Dealer Manager Fee(2)	$—	—
Organization and Offering Expenses(3)	$500,000	1.00%
Net Proceeds Available for Investment	$48,761,084	97.52%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.
	Maximum Offering of $150,000,000 in Class I Shares
Gross Proceeds(1)	$150,000,000	100%
Upfront Selling Commissions and Dealer Manager Fee(2)	$—	—%
Dealer Manager Fee(2)	$—	—%
Organization and Offering Expenses(3)	$1,500,000	1.00%
Net Proceeds Available for Investment	$148,500,000	99.00%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.
	Maximum Offering of $50,000,000 in Class S shares
Gross Proceeds(1)	$50,000,000	100%
Upfront Selling Commissions and Dealer Manager Fee(2)	$1,690,821	3.38%
Dealer Manager Fee(2)	$—	—%
Organization and Offering Expenses(3)	$500,000	1.00%
Net Proceeds Available for Investment	$47,809,179	95.62%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class T shares.
	Maximum Offering of $250,000,000 in Class T shares
Gross Proceeds(1)	$250,000,000	100%
Upfront Selling Commissions and Dealer Manager Fee(2)	$7,246,377	2.90%
Dealer Manager Fee(2)	$1,207,729	0.48%
Organization and Offering Expenses(3)	$2,500,000	1.00%
Net Proceeds Available for Investment	$239,045,894	95.62%

(1)
Gross offering proceeds include upfront selling commissions and dealer manager fees that the dealer manager is entitled to receive (including any amounts that may be retained by, or reallowed (paid) to, participating broker-dealers). We intend to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
For Class D shares, includes upfront selling commissions of 1.5% of the transaction price. For Class S shares, includes upfront selling commissions of 3.5% of the transaction price. For Class T shares, includes upfront selling commissions of 3.0% of the transaction price, and upfront dealer manager fees of 0.5% of the transaction price; however, such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. Amounts presented in the tables are less than 3.5% and 1.5%, as applicable, of gross proceeds because upfront selling commissions and dealer manager fees are calculated as 3.5% and 1.5%, as applicable, of the transaction price (which excludes upfront selling commissions and dealer manager fees), which means that upfront selling commissions expressed as a percentage of the total investment (including upfront selling commissions) are less than 3.0%. We will also pay the following selling commissions over time as stockholder servicing fees to the dealer manager, subject to FINRA limitations on underwriting compensation: (a) for Class D shares only, a stockholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, (b) for Class S shares only, a stockholder servicing fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and (c) for Class T shares only, an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares; however, with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares, in each case, payable monthly. The stockholder servicing fees are selling commissions paid over time. The stockholder servicing expenses borne by the participating brokers may be different from and substantially less than the amount of stockholder servicing fees charged. The total amount that will be paid over time for stockholder servicing fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. See “Plan of Distribution — Underwriting Compensation — Upfront Selling Commissions and Dealer Manager Fees” and “Compensation — Stockholder Servicing Fees.”
(3)
The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Compensation — Organization and Offering Expense Reimbursement” for examples of the types of organization and offering expenses we may incur.

In the aggregate, underwriting compensation from all sources, including upfront selling commissions, dealer manager fees, stockholder servicing fees and other underwriting compensation, will not exceed 10% of the gross proceeds from this offering.

MARKET OVERVIEW
Digital infrastructure is the platform and foundation that supports telecommunication networks, data storage, processing and transmission around the world. Similar to how roads and bridges carry physical traffic, digital infrastructure carries digital traffic to facilitate everyday communications, access to information and a myriad of applications used on a variety of devices. Digital infrastructure also makes services such as remote work, tele-medicine, distance-learning, public safety and media available and accessible from nearly any location. The digital infrastructure industry encompasses a variety of essential assets, including cell towers, digital exchange centers, small cells, DAS, fiber networks and more. This integrated communications ecosystem provides carriers, operators and service providers with the network capabilities they need to deliver and meet the ever-growing demands of consumers and businesses.
5G Networks
We anticipate the growth in digital infrastructure to continue throughout the world as consumer demand for such services, data and applications increases. The implementation of 5G networks, the constant creation and innovation of new technologies, wireless services and applications will, in turn, likely serve to drive the further expansion of carrier networks. According to research from CTIA, 5G deployments are expected to contribute $1.5 trillion to the U.S. GDP and create approximately 4.5 million jobs in the next decade.
In addition, wireless carriers continue to invest substantial capital to expand 5G networks and construct a platform for economic growth and innovation. Digital infrastructure assets like cell towers, digital exchange centers, fiber networks and more will be essential in helping bring 5G from its infancy to its full potential. Widely available industry information suggests that propagation characteristics of 5G spectrum are different than those of existing 4G networks in that 5G radio signals in certain frequency bands are not expected to travel as far as 4G signals. As such, we believe the delivery of 5G networks will likely require wireless carriers to invest in upgrading networking equipment, leasing additional sites, and generally densifying their footprints across cell towers, small cells, fiber networks, digital exchange centers, edge computing facilities, and other infrastructure solutions to bring 5G coverage and capacity to targeted areas.

1
CTIA Report: 5G promises Massive Job and GDP Growth in the U.S., Feb 2, 2021.

For investors in this offering, one of the most important implications of the transition to 5G is the need for densification of broadband carrier delivery systems. Gaining the benefits of 5G will require dense antenna arrays, which should result in a significant increase in wireless and communications digital infrastructure to deliver signals. With the introduction of edge computing and the transition to 5G, network engineers and consultants estimate that every base station, utility box and node can become a decentralized entry point into a carrier’s core network. This should result in more processing and the reduction of network latency as well as the need for additional electrical power requirements and infrastructure in more locations.
The transition from 4G networks to 5G networks is expected to rapidly evolve over the next several years. To achieve full national scale at the speed and latency typically associated with 5G networks, we believe mobile network operators will need to invest in practically all network domains, including spectrum, radio access network infrastructure, transmission and core networks. In rural and suburban areas, as well as along roadways, we expect that operators can handle increased wireless traffic by the densification of existing networks with additional cell towers and other macro sites. On the other hand, highly populated urban areas will generally need to implement small-cell and DAS solutions to deliver improved coverage and capacity. To improve network delivery of transmissions, there will likely be an opportunity to develop large-scale fiber optic deployments for mobile networks. In addition to helping networks meet capacity and latency requirements for 5G, fiber optic network infrastructure is expected to be essential to support small-cell and DAS deployment in urban areas.
Mobile devices connect to the global communications network by sending and receiving radio signals to and from antennas placed on towers, buildings or other similar structures in predetermined geographic areas. Those digital signals are then carried by other wireless tower connections or through supporting fiber optics networks and eventually onto a larger network where digital exchange centers often route them to a final termination point, either locally or around the world. Without a network of digital infrastructure, modern mobile communications and access to critical data and information would not be possible. From phone calls, texting, mobile media applications, and location-based services, to healthcare, public safety, and entertainment streaming services, digital infrastructure plays a critical role in everyday life.
Digital infrastructure is also a key component in economic growth. It provides the foundation for the Internet of Things, or IoT, access to data and information, improved voice and data networks, applications and services, and jobs that help fuel the U.S. economy as well as other countries around the globe.
Historically, wireless carriers have utilized cell towers for the installation of their communications equipment. When this type of installation is used, a tower, sometimes referred to as a “macro-site,” can provide wireless voice and data services to a large geographic area. When towers are not feasible due to zoning restrictions, restrictive building covenants, FAA limitations, etc., wireless carriers seek alternative solutions for the installation of antennas for coverage on the rooftops of buildings and other structures. When there is high subscriber usage, carriers may choose to utilize small cells or nodes that can be installed on signs,

2
Deutsche Bank Research, citing company reports and their own estimates, Lightreading.com, “U.S. wireless carrier capex projected to grow 11% in 2021 to $35B”, June 29, 2020.

streetlights, utility poles and other types of available or allowed infrastructure. In these instances, the densification of the carrier network increases subscriber capacity and bandwidth, thus providing them with a more enhanced customer experience. Similarly, DAS are used in highly concentrated areas like stadiums, universities, airports, subways and places where a large number of people assemble. Digital exchange centers play an integral role in routing traffic and information as well as in storage, processing and transmission functions. Finally, fiber optic cable transmits and carries data from its origin (i.e., tower, digital exchange center, rooftop, small cell, etc.) to its final termination point and vice versa. Fiber optic networks provide nearly limitless bandwidth and capacity with faster, more reliable connections than legacy telecommunications connections. All of these types of core digital infrastructure assets communicate together seamlessly to provide connectivity for consumers’ connected devices.
Over the next several years, we believe new technologies and data intensive applications will drive consumer demand for additional bandwidth and capacity. We also expect that new developments within the IoT sector will result in increased demand for even more devices, information and applications. We anticipate these new areas of technological growth are projected to bring about even greater data demand and usage by the consumer, thus providing the catalyst for increasing demand for digital infrastructure assets.
The Internet of Things
The IoT market is experiencing considerable growth throughout the world. IoT is made up of billions of “smart” devices — from miniscule radio frequency identification (“RFID”) chips to mammoth machines — that generally require digital infrastructure to facilitate voice and/or data transmission. According to Accenture, global IoT is growing at a rapid pace, from 2 billion objects in 2006 to a projected 200 billion by 2025.3
In general, broadband Internet has become more widely available, the cost of connecting is decreasing, more devices are being created with connected capabilities and integrated sensors, technology costs are declining, and smartphone usage is continuing to experience considerable growth. We believe all of these factors will likely contribute to the expected future growth of IoT.
In its simplest terms, the IoT as depicted in Diagram 1 below is basically the concept of connecting any device or object to the Internet (and/or to each other). This includes everything from cellphones, tablets, connected/autonomous cars, wearable technology, thermostats, doorbells, appliances, headphones, alarm systems and more. This also applies to components and sensors of machines that may be involved in manufacturing productions lines, remote healthcare patient monitoring, smart farming, and more. On a broader scale, IoT can also be applied to things like transportation networks, creating “smart cities” that can help reduce waste, improving efficiencies and helping save energy.

3
Accenture.com, Understanding Data In The New, April 25, 2019

Diagram 1
We believe a challenge with IoT is the massive amounts of data that these devices are expected to collectively produce and utilize. We expect that wireless networks will most likely need significant infrastructure expansion so that all of these devices seamlessly connect and perform their required functions. As such, we believe companies and end-users will need to figure out the most efficient way to connect, transmit, store, track, analyze and make sense of the vast amounts of data that will be generated and consumed.
Currently, there are billions of active IoT devices all over the world. This figure is likely to grow as the number of IoT devices proliferate. While IoT is likely to affect the daily lives of many consumers, most IoT smart devices have commercial applications in factories, businesses, logistics, and healthcare. It is in these industries that smart devices provide the vital data needed to track inventory, manage machines, increase efficiency, save costs and even save lives.
Healthcare
The healthcare industry is expected to be one of the biggest consumers of IoT devices in the coming years. IoT devices enable remote monitoring of the patients, which in turn reduces the need for regular hospital visits, thus saving cost. Moreover, wearable devices and virtual assistants are becoming increasingly popular and are laying the groundwork for more complex IoT devices.
Edge Computing
Edge computing refers to data processing activities performed near or at the data source, unlike more centralized cloud computing. Edge computing (or edge digital exchange centers) reduces response times and saves bandwidth. IoT devices typically had to rely on clouds which can have slower response times. Now, instead of sending large data files over long distances, data can reside at the edge that is closer to the IoT device and the end user. Edge computing has numerous applications, most notably in self-driving cars.
Artificial Intelligence
IoT, in combination with Artificial Intelligence, or AI, is poised to improve real-time analytics of massive amounts of data. Data streams are now being integrated with machine learning and AI, which can lead to increased efficiency. Better data analytics allows companies to make more informed decisions. A combination of the two can help in reducing costs, improving employee productivity and driving innovation.
Retail
IoT is expected to transform the way we engage in retail shopping. Retail stores can enjoy multiple benefits, from effectively managing inventory to product placement using RFID tags. Stores can also monitor the activity of buyers by tracking their interaction with different products. Moreover, IoT simplifies online payments, paving the way for a cashless world.
Smart Cities
Public utilities, parking meters, toll booths and traffic lights are all expected to adopt IoT resulting in increased efficiency, lower costs, traffic reduction, a decrease in Co2 emissions and more. Governments all over the world are making substantial investments for installing IoT devices in their cities.
Manufacturing
Another significant use case in the IoT space will be with connected self-operating machines on the factory floor. Overall, the manufacturing space is expected to benefit from machine monitoring, providing insights into the function of those machines and allowing for predictive maintenance and temperature controls. IoT can help to detect and avoid issues that may cause delays as well as enable the managers to better allocate resources, improve worker skillfulness and make the working environment safer.
IoT technology continues to gain traction in various spheres like healthcare, banking, retail, manufacturing, consumer goods, etc. We believe businesses all over the world are looking for possible applications of IoT to maximize efficiencies by reducing operating expenses, among other things. We also believe that industrial sensors, advanced RFID tags, beacons, in-store analysis and connected manufacturing machines that are currently in the market will begin to change the way businesses function.
Major Market Influences
Growth in Data
The growth of data production from an increasing number of devices, network connections and expansion of data-intensive applications from all locations — and the storage and processing required to support this growth — has been a fundamental driver of the increase in demand for digital exchange center real estate, cell towers, and fiber networks. With the maturation of the Internet, the advancement of smart technology and the ever-increasing world of connected devices, data is being created, stored, processed, and migrated more than ever before, and the growth of data and networked devices is expected to continue.
Companies are increasingly integrating the internet into how they conduct all aspects of business. It’s important to note that this trend continues to grow as digitalization becomes more commonly understood and developed. As businesses large and small continue to shift toward more tech-centric, internet-driven models, their IT infrastructures will also need to keep pace with this change, making digital exchange centers a hidden, but inevitable, part of this growth.

4
Accenture.com, Understanding Data In The New, April 25, 2019

Based on the charts presented below, we believe that internet, mobile, video and cloud traffic will continue to expand at considerable rates and are expected to have a significant impact on the demands and requirements of the digital infrastructure ecosystem that stores, transmits and delivers this proliferation of data. In addition, artificial intelligence, autonomous vehicles and virtual and augmented reality bring new streams of high — integrity data and the need for connectivity and storage as these newer technologies become part of our daily lives. We believe that as more connected devices begin generating continuous streams of data, additional digital infrastructure assets will be critical in supporting the expansion and increase in bandwidth, processing power and storage to meet end-user demand
Connected Cars
Connected cars are vehicles that are integrated with internet access, intending to ensure a communication medium with users as well as other cars over a defined wireless network. They are used to provide information derived from real-time sources to users to improve the overall user experience. We expect the automotive business to grow and change dramatically over the next five to fifteen years highlighted by connectivity, autonomy and new data services. According to Allied Market Research, the global connected car market was valued at $63.03 billion in 2019 and is projected to reach $225.16 billion by 2027, registering a CAGR of 17.1%.10
The automobile of 2025 will likely look quite different than it does today. Beyond traditional stereos, cars will likely be able to run sophisticated applications.11 Just as technology demonstrated how a computer can make voice and video calls, the cars of the future are expected to demonstrate how computers can transport us on a daily basis.11 Cars are also expected to undergo a revolution in sensors, with many containing dozens of short-range sensors that collect oceans of data about their environment.11 Connectivity to the cloud (and edge computing) is anticipated to be a core part of cars in 2025.11 Cars will likely no longer be isolated modules that stay the same for the life cycle of a vehicle. Instead, it is expected that cars will be able to receive new downloads from the cloud through wireless networks and supporting infrastructure.11 All the sensor data can be sent to the cloud or transmitted peer-to-peer using vehicle to vehicle (“V2V”) or vehicle to infrastructure (“V2I”), which will make even short-range data available.11 This

5
Cisco Visual Networking Index: Forecast and Methodology, 2017-2022.

6
Cisco Global Cloud Index 2016-2021.

7
Statista — June 2018.

8
BI Intelligence Estimates, 2017.

9
IDC; Statista estimates, December 2018.

10
Connected Car Market By Technology: Global Opportunity Analysis and Industry Forecast, 2020-2027. https://www.alliedmarketresearch.com/connected-car-market

11
Venturebeat.com, 2017 — AI Is Already Driving The Future of Connected Cars. https://venturebeat.com/2017/03/22/why-ai-will-drive-the-future-of-connected-cars-starting-now/, last visited August 20, 2018.

data can be collected to provide street-level and even city-level views of traffic.11 Just as with computers and phones, the cloud is expected to serve as a central repository of information, applications and processing.11
Advanced driver assistance systems and the autonomous cars of tomorrow will require the necessary wireless networks and digital infrastructure assets to allow these vehicles to communicate and collect data.11 The data generated by connected cars is expected to be significant and can potentially have considerable economic impact as well. According to McKinsey & Company, connected cars generate data about how and where they are used and who is behind the wheel.11 As usage for shared mobility, powertrain electrification, car autonomy, and vehicle connectivity grows, McKinsey & Company predicts the amount of data collected from vehicles will rise exponentially.12 Based on its research — comprised of surveys, consumer interviews, and observations — McKinsey & Company expects the global value pool from car data monetization to reach $450 billion to $750 billion by 2030.12

12
McKinsey & Company, Center for Future Mobility https://www.mckinsey.com/features/mckinsey-center-for-future-mobility/overview/connectivity#.

INVESTMENT OBJECTIVES AND STRATEGIES
Investment Objectives
Our primary investment objectives are to:
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assemble and operate a diversified portfolio of digital infrastructure assets;

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preserve and protect investor capital;

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provide attractive risk-adjusted returns to our investors;

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deliver tax-efficient income to our investors via regular monthly distributions; and

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realize growth in the value of our investments over time.

We cannot assure you that we will be able to attain these objectives or that the value of our assets will not decrease. In particular, we note that the NAV of non-traded REITs may be subject to volatility related to the values of their underlying assets. See the “Risk Factors” section of this prospectus. Furthermore, within our investment objectives and policies, our advisor has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets, subject to the oversight of our board of directors.
Investment Strategy
Our investment strategy is to capitalize on the overwhelming demand for digital infrastructure in order to provide investors with stable, tax-efficient cash distributions, as well as growth in the value of their shares. Our strategy entails acquiring and/or establishing, operating, managing and leasing digital infrastructure assets, with a primary focus on: (1) cell towers, (2) wireless easements and lease assignments, (3) fiber networks and (4) digital exchange centers. To a lesser extent, we may invest in other real estate-related assets and telecommunications infrastructure such as small cells and DAS wherein management believes there is an opportunity for considerable income and/or growth. There is no limitation on the number, size or type of assets we may acquire or the percentage of net proceeds of this offering that may be invested in a single investment. We will focus our investment activities on digital infrastructure, preferably with long-term leases or contracts, to creditworthy tenants or customers.
As part of our core business, we expect to provide access, including space or capacity, to towers, digital exchange centers, wireless rooftop or ground easements, and fiber networks via long-term contracts or leases to creditworthy tenants or customers that often contain annual rent/lease increases. In general, cell towers and easement assets can accommodate multiple customers for antennas and/or other equipment necessary to support the transmission of signals for wireless communication devices. We seek to create additional value by increasing our site rental revenues by co-locating or adding more tenants via long-term leases on our digital infrastructure real estate, through tenant lease amendments, or through build-to-suit and development opportunities. We expect these initiatives to result in significant incremental cash flows due to the relatively fixed operating costs associated with these assets. In the case of our fiber networks, we will seek to further expand coverage and service areas to allow access to new prospective customers. In addition, we may offer certain network services relating to the expansion of our digital infrastructure, predominately consisting of site development services, including, but not limited to: site acquisition, architectural and engineering, design, zoning and permitting, new cell site, small cell, DAS and fiber network build-outs.
With regard to digital exchange center real estate investments, we expect to focus our investment activities on acquiring mission critical properties, preferably with long-term leases, to creditworthy tenants, focusing primarily on telecommunications switch and edge digital exchange centers. We may also seek to invest in wholesale, enterprise, co-location or other types of digital exchange center properties should management believe there is an opportunity for considerable income and/or growth. We generally will seek investments that produce current income. However, we may acquire single and/or multi-tenant digital exchange center properties that may or may not be fully occupied, or those that we believe can benefit from certain value enhancement strategies. We expect to generate additional value by implementing enhancement strategies that may include: lease-up and stabilization, maximizing utilization, facility expansion, cost control efforts, conversion from a single tenant digital exchange center to a multitenant digital exchange center, adjusting under market rents to current market rates, working with developers on build-to-suit projects, providing facility management services to tenants, and other real estate strategies that we believe may lead to overall appreciation in the value of assets.
Our long-term strategy is based on our belief that additional demand for digital infrastructure will be created by the anticipated continued growth in the number of connected devices, the ongoing usage and reliance upon mobile devices, data, information and media applications, greater adoption of virtual platforms as a result of COVID-19, and the expectation of the major U.S. wireless carriers to continue the implementation of newer, more powerful 5G networks. We believe that ongoing demand for digital infrastructure will create significant future growth opportunities for us.
We intend to acquire assets located in the United States; however, we are not prohibited from acquiring assets located outside of the United States. We may also invest in real estate-related debt and securities that meet our investment strategy and return criteria; provided that we do not intend for such investments to constitute a significant portion of our assets, and we will evaluate our assets to ensure that any such investments do not cause us or any of our subsidiaries to be an investment company under the Investment Company Act or cause our advisor to have assets under management that would require our advisor to register as an investment advisor under the Investment Advisors Act. The number and mix of assets and other real estate-related investments comprising our portfolio will depend upon market conditions and other circumstances existing at the time we acquire assets and other real estate-related investments, and the amount of proceeds raised in this offering. As a result, we may acquire assets other than the types described in this prospectus. In addition, we may acquire assets that vary from the parameters described in this prospectus.
We believe that our structure as a perpetual-life REIT will allow us to acquire and manage our investment portfolio in a more active and flexible manner. We expect the structure to be beneficial to your investment, as we are not limited by a pre-determined operational period and the need to provide a “liquidity event” at the end of that period.
Primary Investment Focus
While market conditions and select opportunities will influence decisions on our acquisitions, we expect to focus our investment activities on digital infrastructure, including (1) cell towers, (2) wireless easements and lease assignments, (3) fiber networks and (4) digital exchange centers, with long-term leases and contracts, located mainly throughout the United States that we expect to provide the opportunity for considerable income and/or growth for our investors as described below.
Cell Towers
A cell tower is a cellular-enabled mobile device site where antennae and electronic communications equipment are placed — typically on a radio mast, tower or other raised structure — to create a cell (to adjacent cells) in a cellular network. The raised structure and underlying real estate typically supports antennae, transmitters, receivers, control electronics and additional power sources used for backup. Cell towers are typically used by wireless carriers to support and service their network coverage or capacity to subscribers. The purpose of a cell tower is to provide the infrastructure to facilitate the signal reception of cellular phones and other wireless communication devices supported by a cellular network.
We expect to acquire cell towers and generate revenue from long-term leases to creditworthy tenants. Such tenants will typically be wireless carriers and lease space on cell towers and rooftops, where they install and maintain their equipment. They also often lease space underneath a tower to house the utilities and equipment necessary to operate and maintain their network equipment. Rental payments can vary depending upon numerous factors, including, but not limited to, tower location, space requirements, type and position of tenant equipment on the tower, ground space required by the tenant and remaining tower capacity. Our costs associated with cell towers may include ground rent, power and fuel costs (some or all of which may be passed through to our tenants) as well as property taxes, repairs and maintenance expenses.
Digital Exchange Centers
A digital exchange center is a physical building that tenants of all shapes and sizes use to store, process, distribute and receive their essential data and information. Digital exchange centers require significant infrastructure to support the computer hardware, software and networking equipment housed in the facility. These include redundant electrical power systems, UPSs, PDUs, CRAC units, CRAHs, fire suppression and sprinklers, backup generators, multi-layered security systems, BMSs, and fiber and telecommunication connections to internal and external networks. While many digital exchange centers share the need for this critical infrastructure, there are various types of digital exchange centers that are often designed to meet specific customer needs.
We expect to acquire digital exchange center properties, preferably with long-term leases, to creditworthy tenants, focusing primarily on telecommunications switch and edge digital exchange centers. We may also seek to invest in wholesale, enterprise, colocation or other types of digital exchange center properties should management believe there is an opportunity for considerable income and/or growth. We generally will seek investments located within the United States that produce current income. However, we are not prohibited from acquiring assets located outside of the United States and we may acquire single and/or multi-tenant digital exchange center properties that may or may not be fully occupied, or those that we believe can benefit from certain value enhancement strategies. We expect to generate additional value by implementing enhancement strategies that may include: lease-up and stabilization, maximizing utilization, facility expansion, cost control efforts, conversion from a single tenant digital exchange center to a multitenant digital exchange center, adjusting under market rents to current market rates, working with developers on build-to-suit projects, providing facility management services to tenants, and other real estate strategies that we believe may lead to overall appreciation in the value of assets.
Wireless Rooftop and Ground Easements and Lease Assignments
We expect to acquire both wireless ground easements and wireless rooftop easements. Wireless ground easements give us the right to use and/or lease a specific area surrounding a wireless (tower) site. Wireless rooftop easements give us the right to use and lease a specific area on a building rooftop to lease that space for wireless operations. We expect to acquire ground and/or rooftop easements to facilitate our ability to maintain and/or establish long-term leases with creditworthy tenants at the tower or rooftop location that are typically wireless carriers and/or broadcast companies that use the space for their wireless telecommunications equipment. We may also acquire economic rights under lease assignments that are substantially similar to the economic rights granted under an easement, including the right to re-lease the same space when a lease expires or terminates. In certain circumstances, we may lease the sites from property owners and then sublease those spaces to our tenants.
We expect to seek easements with perpetual terms that include covenants that prevent a property owner from interfering with the operations of our tenants. While perpetual terms may not always be available, easements and lease assignment terms often have terms for up to 99 years. However, the terms of such easements usually vary by location. When we acquire an easement or lease assignment in connection with a property subject to a mortgage, we also expect to enter into a non-disturbance agreement with the mortgage lender in order to protect us against potential foreclosure on the property owner at the infrastructure location, which foreclosure could, absent a non-disturbance agreement, extinguish our easement or lease assignment rights.
In addition, we expect to acquire and structure our easements and lease assignments in a manner that mitigates additional risks as follows:
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We expect to record our easements and lease assignments, or a notice thereof, in local real property records, giving constructive notice of our real property interest to all successor property owners and other parties of interest (such as future lenders).

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We plan to perform a title search prior to the acquisition of the easement or lease assignment, obtain title insurance on the easement or lease assignment except where doing so would not be economically or otherwise feasible, and to address all material exceptions to title prior to purchase.

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We believe our possessory use rights to the underlying property help mitigate our liability exposure. We are typically indemnified by the property owners or our tenants for environmental liability, if any, relating to the property. In addition, we anticipate that general liability insurance will be typically provided by our tenants.

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The non-disturbance agreements that we expect to use will generally protect our real property interest in case of a foreclosure against the property owner.

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In general, under our easement and lease assignment terms, we expect the property owner to be contractually responsible for their property level operating expenses, including maintenance capital expenditures, taxes and insurance.

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We expect that in the event that one of our tenant leases expires without renewal or is terminated, our easements and lease assignments will allow us to enter into a new lease of the same space for the same use.

Fiber Optic Networks
We intend to pursue acquisition opportunities of existing fiber optic networks that we believe will continue to generate stable subscriber revenues as well as future growth by further network expansion and customer additions. In the instance of wireless backhaul, fiber optic cable transmits and delivers large volumes of data from its origin (i.e., wireless devices through, among other means, towers, rooftop cell sites, small cell and DAS, etc.) to its final termination point, thus serving as the “backbone” for numerous telecommunications networks. This backbone offers nearly limitless symmetrical bandwidth and capacity with faster, more reliable connections than legacy telecommunications connections. In general, the core digital infrastructure assets communicate together seamlessly to provide wireless consumers with device connectivity.
We believe the explosive growth of the Internet, coupled with an array of technological advances and the introduction of more and more applications, has turned broadband enabled services into a powerful medium for communication. Through fiber optic networks, people around the world can share large amounts of rich information in an interactive, timely, and cost-effective manner. Fiber optic connections greatly increase the speed at which this transfer of information can occur. With high-speed access, both businesses and consumers can more effectively capitalize on the growing number of value-added services and products available including acceptance of many next generation web-based applications such as e-commerce, streaming media, video conferencing, extended learning, and voice applications.
We believe the growth and expansion of fiber optic networks and the introduction of 5G are expected to further introduce new opportunities for on-line services and applications that leverage the power of broadband access and the presence of the IoT. It is our expectation that the constant creation and innovation of web applications will likely serve to increase the demand for high-speed access and the deliverability on which it relies. Furthermore, we expect that a wide variety of industry sectors such as healthcare, education, public safety, home broadband, etc. are expected continue to utilize and benefit from fiber optic network connections.
We expect that in many cases additional network expansion will be required to access potential unserved or underserved subscribers, such as fiber to the tower connections with wireless carriers. While the capital requirements of fiber optic networks are substantial and vary by geographic location, the resulting infrastructure is highly scalable and provides long-term economies relative to other options.
Evaluating Investments
When evaluating prospective investments, our advisor will consider relevant digital infrastructure and financial factors, including the location of the asset, the leases and other agreements affecting the asset, the creditworthiness of major tenants, the asset’s income-producing capacity, its age and physical condition, its position relative to competing assets, its prospects for appreciation, its prospects for liquidity, tax considerations and other factors. Together with the necessary external advisors and consultants, our advisor performs a comprehensive due diligence investigation to determine whether the potential investment meets our basic investment criteria and other guidelines specified by our advisor, within the context of proper portfolio diversification, as well as an acceptable risk-adjusted return profile. This due diligence investigation will typically include, among other things, the following:
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a full operational and financial analysis to identify the key risks and opportunities of the asset or assets, including among other things, a detailed review of historical and projected financial results, engineering analyses, viability analyses, environmental analyses, FAA and FCC regulatory analyses and legal analyses of agreements affecting said asset or assets and rights associated therewith;
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a detailed analysis of geographical industry dynamics, competitive position within the area, regulatory, tax and legal matters;

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on-site visits, where necessary;

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environmental reports and environmental matters relating to federal, state and local laws and regulations relating to environmental protection and human health and safety;

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physical condition and historical maintenance reports;

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existing leases and specific terms and conditions contained therein (term, rent escalators, etc.), as well as the potential to secure additional leases;

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analysis of potential expansion opportunities;

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new tenant and/or customer opportunities and historical customer churn;

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independent engineering studies and structural analysis;

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financial analysis to validate historical operating results;

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review of previous developers, construction companies and other key personnel involved in the initial development of the asset or assets, or any modification thereof (including any subcontractors and outsourcing arrangements);

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development of implementation and maintenance schedules with dates and key milestones;

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development of safety plans and compliance with regulatory standards;

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review of planning schedules and methodology, including review of purchase order schedule and cash flow requirements/deposits/escrows, supply sources and expectations, risk mitigation, reasons for selection of various supplies and cost mitigation;

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review of system test and commissioning plan;

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due diligence of the reputation and creditworthiness of component part suppliers; and

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financial counterparty due diligence including lender reference checks, if necessary, and the need for guarantees, bonding, and insurance to ensure timely completion of an acquisition.

Our advisor may also engage independent insurance brokers specializing in digital infrastructure to review assets and recommend appropriate insurance coverage.
Creditworthy Tenants
In evaluating potential acquisitions, we will apply credit underwriting criteria to the existing tenants utilizing the assets. Similarly, we will apply credit underwriting criteria applicable to assets in our portfolio to prospective new tenants when we are entering into new lease agreements. We expect many of the tenants utilizing and leasing our assets will be creditworthy national or regional companies and/or carriers with high net worth and high operating income. We will monitor the credit of our tenants to stay abreast of any material changes in credit quality. We will monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections and (5) conducting periodic inspections of our assets to ascertain proper maintenance, repair and upkeep.
A tenant is considered creditworthy if it has a financial profile that our advisor believes meets our criteria. In evaluating the creditworthiness of a tenant or prospective tenant, our advisor does not use specific quantifiable standards, but considers many factors, including, but not limited to, the proposed terms of the acquisition, the financial condition of the tenant and/or guarantor, the operating history of the asset with the tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and the remaining term of the lease, as well as other lease terms at the time of acquisition.
A tenant also will be considered creditworthy when the tenant has an “investment grade” debt rating by Moody’s Investors Service of Baa3 or better or credit rating by Standard & Poor’s Financial Services, LLC of BBB- or better, or similar rating from another credit rating agency, or its payments are guaranteed by a company with such a rating. Changes in tenant credit ratings, coupled with acquisition and disposition activity, may change our concentration of creditworthy tenants from time to time.
Creditworthy Customers
In evaluating potential acquisitions, we will review credit histories, where and when available, of customers utilizing our networks. We will also review the payment history of such customers, as well as analyze ratios of bad debt expense against overall revenues. We will review historical churn rates associated with bad debt expense as compared to overall churn. We will perform customary credit checks on potential future customers subscribing to new services on our networks.
Description of Leases
We expect to acquire towers subject to existing tenant leases, which in most cases we expect will be entered into by the major U.S. wireless carriers. These leases will generally include customary industry language with multiple auto-renewal terms, base monthly rent with annual escalators and other terms and conditions applicable to that particular asset. Some of the leases also will likely contain provisions that increase the amount of base rent payable at points during the lease term or upon significant change to tenant equipment. Subsequent to the acquisition of towers, we may enter into new lease agreements with tenants similar to those stated above. The terms and conditions of any lease we acquire through the purchase of an asset or enter into with new tenants may vary substantially from those we describe in this prospectus and will be on terms customary for the type of assets and geographical area.
We anticipate that any physical improvements required at the time we acquire an asset will be funded from our offering proceeds. Additionally, should we enter into new lease agreements with new tenants, we may be required to expend funds for improvements. We would expect to fund those improvements with offering proceeds, through third-party financings, from cash flows, from cash reserves or when available from a tenant in exchange for rent reductions.
While each agreement can vary, we expect that a vast majority of the leases we acquire or enter into will require us to include the payment of any taxes, utilities, maintenance and insurance (“TUMI”) assessed or levied on the asset. These costs will generally be factored into the rent assessment on new lease agreements with new tenants. The leases also generally require each tenant to procure, at its own expense, commercial general liability insurance and naming us, as the landlord, as the additional insured on the policy. As a precautionary measure, we may obtain, to the extent available and deemed necessary, secondary liability insurance, as well as loss of rents insurance in the event of a rental loss. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to our advisor on an annual basis.
With respect to multi-tenant assets, we expect to have a variety of lease arrangements with the tenants of such assets. Since each lease is an individually negotiated contract between the parties, each lease will have different obligations of both the landlord and tenant. Most of the large U.S. carriers have standard lease forms they require to use that generally do not vary from property to property. We may have limited ability to revise the terms of leases to those particular carrier tenants.
In general, we will not permit leases to be assigned or subleased without our prior written consent. If we do consent to an assignment or sublease, the original tenant will generally remain fully liable under the lease unless we release that tenant from its obligations under the lease.
Investing in Third Party Development Opportunities and Originating Interim Loans
We may originate interim digital infrastructure loans as part of an investment strategy in third party developers for the further acquisition of assets. Our criteria for originating loans will be substantially the same as those involved in our investment in properties. We may originate and provide such loans in a variety of structures including, but not limited to, construction loans on digital infrastructure, preferred equity loans, strategic bridge or mezzanine loans. Further, we may provide unsecured loans or loans secured by other infrastructure assets other than the assets in which the loans are being provided; however, we will not make unsecured loans or loans not secured by digital infrastructure unless such loans are approved by our board of directors and permitted under our charter. A strategic bridge loan is short-term financing for an individual or business, until permanent or the next stage of financing can be obtained. A mezzanine loan is a loan made in respect of certain assets that is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns or will own the asset.
Our underwriting process will typically involve comprehensive financial, structural, operational and legal due diligence. When evaluating prospective investments in and originations of third party developer infrastructure loans, our management and our advisor will consider factors such as the following:
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the ratio of the total amount of debt secured by an asset to the estimated value of the asset by which it is secured;

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the amount of existing debt on the asset and the priority of that debt relative to our proposed investment;

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the asset’s potential for capital appreciation;

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expected levels of rental and occupancy rates;

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current and projected cash flow of the asset;

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the degree of liquidity of the investment;

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the geographic location of the asset;

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the condition and use of the asset;

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the quality, experience and creditworthiness of the borrower;

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general economic conditions in the area where the asset is located;

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REIT qualification requirements; and

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any other factors that our advisor believes are relevant.

We may purchase existing loans that were originated by other lenders associated with digital infrastructure. Our advisor will evaluate all potential loan investments to determine if the term of the loan, the security for the loan and the loan-to-value ratio meet our investment criteria and objectives. An officer, director, agent or employee of our advisor will inspect and/or evaluate the property securing the loan, if any, during the loan approval process. We do not expect to make or invest in asset loans with which the asset cannot be completed and transferred within three (3) years from the date of our investment, and anticipate that most loans will have a term of less than two (2) years. Most loans which we will consider extending to third party developers are expected to provide for payments of interest and principal in full at the end of the loan term which will typically coincide with the transfer of title of the underlying contracted asset. In some cases loans may provide for monthly payments of interest and principal amortization.
Investing in Securities
We may invest in non-majority owned securities of both publicly traded and private companies primarily engaged in the digital infrastructure real estate space and securities issued by pass-through entities of which substantially all of the assets consist of wireless and communications real estate-related assets. We may purchase the common stock, preferred stock, debt, or other securities of these entities or options to acquire such securities.
Joint Ventures
We may enter into joint ventures for the acquisition or improvement of digital infrastructure real estate, and we will likely acquire additional properties through joint venture arrangements with some of the proceeds of this offering and any future private or public offerings we may conduct. In addition, we intend to engage third parties to assist with our diligence process regarding potential properties we may acquire. We may enter into joint ventures and other co-ownership arrangements or participations with other affiliated programs; however, our charter permits such joint ventures only if a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction approve our investment as fair and reasonable and on substantially the same terms and conditions as those received by other joint venturers. We may enter into joint ventures and make similar arrangements for the purpose of acquiring, owning, and operating digital infrastructure real estate. In determining whether to invest in a particular joint venture, our advisor will evaluate the asset that such joint venture owns, or is being formed to own, under the same criteria described above for the selection of our real estate investments.
Our policy is to invest predominantly in joint ventures when we will have a right of first refusal to purchase the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest.
However, in the event that the co-venturer elects to sell the asset held in any such joint venture, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the property held by the joint venture. In the event that any joint venture with an affiliated entity holds interests in more than one asset, the interest in each such asset may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such asset.
Due Diligence
Comprehensive due diligence is conducted on each property that our advisor proposes to purchase on our behalf, including these four primary types:
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Financial Due Diligence. A preliminary review of each opportunity is conducted in order to screen the attractiveness of each transaction. The preliminary review is followed by an initial projection based on macro- and micro-economic analyses. Projection assumptions generally are developed from analysis of historical operating performance, discussions with local real estate contacts or sector experts and a review of published sources and data. If the advisor deems appropriate, further due diligence will be conducted, as described below, to confirm the initial financial review. The advisor will forecast expected cash flows and analyze various scenarios and exit strategies utilizing its proprietary models and the financial information received.

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Books and Records. Third-party accounting consultants will be used as deemed necessary to review relevant books and records (for example, comparing rent rolls to leases for office buildings), confirm cash flow information provided by the seller and conduct other similar types of analysis.

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Physical Due Diligence. This primarily will involve an analysis of environmental and engineering matters by third-party consultants. Conclusions will be incorporated from environmental/engineering reports into the financial projection analysis. Additionally, the advisor will investigate each potential investment and comparable properties to assess relative market position, functionality and obsolescence.

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Legal and Tax Due Diligence. The advisor will work closely with outside counsel to review, diligence and negotiate applicable legal and property specific documents pertaining to an investment (e.g., loan documents, leases, management agreements, purchase contracts, etc.). Additionally, the advisor will work with internal and external tax advisors to structure investments in an efficient manner.

Charter-Imposed Investment Limitations
Our charter places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities. In addition to the policies discussed above, pursuant to our charter, we will not:
•
make investments in unimproved property or mortgage loans on unimproved property in excess of 10% of our total assets;

•
make an investment in a mortgage loan (excluding any investments in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities) unless an appraisal is obtained concerning the underlying property except for those loans insured or guaranteed by a government or government agency. In cases in which a majority of our independent directors so determine, and in all cases in which the transaction is with our advisor, our sponsor, any director or any affiliate thereof, such appraisal of the underlying property must be obtained from an independent appraiser;
•
make an investment in a mortgage loan, including a construction loan but excluding any investments in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities, if the aggregate amount of all mortgage loans outstanding on the property, including our loans, would exceed an amount equal to 85% of the appraised value of the property as determined by appraisal, unless substantial justification exists because of the presence of other underwriting criteria. For purposes of this limitation, the “aggregate amount of all mortgage loans outstanding on the property, including our loans” shall include all interest (excluding contingent participation in income and/or appreciation in value of the mortgaged property), the current payment of which may be deferred pursuant to the terms of such loans, to the extent that the deferred interest on each loan exceeds 5% per annum of the principal balance of the loan;

•
invest in indebtedness secured by a mortgage on real property (excluding any investments in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities) which is subordinate to the lien or other indebtedness of our advisor, any director, our sponsor or any of our affiliates;

•
invest in equity securities not listed on a national securities exchange or traded in an over-the-counter market, unless a majority of the board of directors, including a majority of our independent directors, not otherwise interested in the transaction approves such investment as being fair, competitive, and commercially reasonable;

•
invest in commodities or commodity futures contracts, except for futures contracts used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•
issue equity securities on a deferred payment basis or other similar arrangement;

•
issue debt securities in the absence of adequate cash flow to cover debt service;

•
issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance;

•
issue equity securities redeemable solely at the option of the holder, which restriction has no effect on our share repurchase program;

•
issue options or warrants to our advisor, our directors, our sponsor or any affiliate thereof except on the same terms as such options or warrants, if any, are sold to the general public;

•
invest in real estate contracts of sale unless such contracts of sale are in recordable form and appropriately recorded in the chain of title;

•
engage in securities trading or the business of underwriting or the agency distribution of securities issued by others; or

•
acquire interests or securities in any entity holding investments or engaging in activities prohibited by our charter except for investments in which we hold a non-controlling interest or investments in publicly traded securities.

In addition, our charter includes many other investment limitations in connection with conflict-of-interest transactions. See “Conflicts of Interest” beginning on page 127.
Changes in Investment Objectives, Policies and Limitations
Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our stockholders. Each determination and the basis therefor shall be set forth in the minutes of the meetings of our board of directors. As discussed above, our investment policies and objectives and the methods of implementing our investment policies and objectives, except to the extent set forth in our charter, may be altered by a majority of our directors, including a majority of the independent directors, without approval of our stockholders. Should any such investment policies or objectives change, we will disclose such change to investors through our quarterly reports to stockholders, quarterly filings (if we become subject to the reporting requirements of the Exchange Act), and subsequent prospectus supplements. Our board of directors may not amend provisions of the charter relating to investment policies or investment restrictions without the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter.
Description of Real Estate Investments
We engage in the acquisition and ownership of digital infrastructure assets throughout the United States. As of the date of this prospectus, we owned interests in two towers, ground leases/easements, four tenant leases and other related assets.
On December 21, 2021, we, through SWIF II Investment Co. I, LLC, a wholly-owned subsidiary of the Operating Partnership (“Investment Co.”), acquired two towers, ground leases/easements, four tenant leases and other related assets located in Springville, IN and Koleen, IN from an unaffiliated third-party seller for approximately $3.5 million (excluding acquisition fees and costs) in cash pursuant to the Purchase and Sale Agreement dated December 21, 2021. The towers are operating at approximately 50% capacity, generating approximately $126,000 of aggregate property cash flow on an annualized basis. The existing tenant leases, with subsidiaries of Verizon and AT&T (beginning in July 2022), have a weighted average remaining lease term of 55.5 years, including renewals, with 2% annual rental escalators.
The acquisition was financed, in-part, by a loan from an unaffiliated third-party lender in an amount up to $10,000,000. The initial amount disbursed under the loan was $3,184,000. The loan bears interest at a rate of 12 percent per annum, subject to adjustment, with interest only payments until maturity. The loan agreement requires 20% of any capital raise to be deposited in a controlled account. The loan will mature on June 19, 2022, with one option to extend for an additional 180 days, subject to certain conditions. As required by the loan agreement, we and the Operating Partnership entered into a Guaranty with the lender, which covers the full value of the loan. Additionally, in connection with the loan agreement, Investment Co. and the lender entered into an Assignment of Leases and Rents, and we, the Operating Partnership, Investment Co. and the lender entered into a Security and Pledge Agreement.
On March 31, 2022, we, through SWIF II Investment Co. II, LLC, a wholly-owned subsidiary of the Operating Partnership (“Investment Co. II”), acquired one tower, one ground lease and one tenant lease in Carrollton, GA from an unaffiliated third-party seller for approximately $1.3 million (excluding acquisition fees and costs) in cash pursuant to the Purchase and Sale Agreement dated March 31, 2022. The tower is operating at approximately 20% capacity, generating approximately $69,855 of aggregate property cash flow on an annualized basis. The existing tenant lease, with a subsidiary of AT&T, has a remaining lease term 9.4 years, including renewals, with 3% annual rental escalators.
On April 4, 2022, we, through Investment Co. II, acquired one tower, one fee simple ground lease and one tenant lease in Canton, KS from an unaffiliated third-party seller for approximately $1.1 million (excluding acquisition fees and costs) in cash pursuant to the Purchase and Sale Agreement dated April 4, 2022. The tower is operating at approximately 25% capacity, generating approximately $41,400 of aggregate property cash flow on an annualized basis. The existing tenant lease, with a subsidiary of Verizon, has a remaining lease term of 30 years, including renewals, with 2% annual rental escalators.
Cash, Cash Equivalents and Other Short-Term Investments
We hold cash, cash equivalents and other short-term investments. These types of investments may include the following, to the extent consistent with our intended qualification as a REIT:
•
money market instruments, cash and other cash equivalents (such as high-quality short-term debt instruments, including commercial paper, certificates of deposit, bankers’ acceptances, repurchase agreements, interest-bearing time deposits and credit rated corporate debt securities);

•
U.S. government or government agency securities; and

•
Credit-rated corporate debt or asset-backed securities of U.S. or foreign entities, or credit-rated debt securities of foreign governments or multi-national organizations.

Other Investments
We may, but do not presently intend to, make investments other than as described above. At all times, we intend to make investments in such a manner consistent with maintaining our qualification as a REIT under the Code. We do not intend to underwrite securities of other issuers
Financing Strategies and Policies
Under our charter, our borrowings may not exceed 300% of our total “net assets” (as defined in our charter) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments. However, we can exceed this threshold if doing so is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report with an explanation of the justification for the excess borrowing.
Examples of justifications that could be found by a majority of our independent directors include: (i) if the value of our portfolio declined and new borrowings were necessary to repay existing obligations, (ii) to pay sufficient dividends to maintain our REIT status, or (iii) to buy a property where an exceptional acquisition opportunity presented itself and the terms of the debt and nature of the property were such that the debt did not increase the risk that we would become unable to meet our financial obligations as they became due. There is no limitation on the amount we may borrow for the purchase of any single property, but our portfolio leverage cannot exceed 75% of the cost of our investments without justification; however, we intend to target a leverage ratio of the greater of 65% loan-to-value or loan-to-cost. During the initial stages of our offering, however, our leverage ratio could exceed our target leverage ratio. Should a majority of our independent directors find justification, there will be no limitation on our portfolio leverage.
We intend to maintain amounts outstanding under long-term debt arrangements or lines of credit so that we will have more funds available for investment in assets, which will allow us to acquire a more diversified portfolio. However, the percentage of debt financing we utilize at any given time will be dependent upon various factors to be considered in the sole discretion of our board of directors, including, but not limited to, our ability to raise equity proceeds from the sale of our securities in this and future offerings, our ability to pay dividends, the availability of properties meeting our investment criteria, the availability of debt financing, and changes in the cost of debt financing. To help finance our initial acquisitions, we may utilize short-term borrowings. However, after our initial property acquisitions, as a general principle, we anticipate that the term of any debt financing we utilize will correspond to the anticipated holding period for the respective asset.
Our use of leverage increases the risk of default on mortgage payments and a resulting foreclosure of a particular asset. To the extent that we do not obtain mortgage loans on our assets, our ability to acquire additional properties will be limited. When interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. Our advisor will seek to obtain financing on our behalf on the most favorable terms available. Lenders may have recourse to assets not securing the repayment of indebtedness.
Our advisor may refinance assets during the term of a loan in various circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage, when an existing mortgage matures, or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in dividend dividends from proceeds of the refinancing, if any, and/or an increase in property ownership if some refinancing proceeds are reinvested in real estate.
We may repay borrowings under any future credit facility or under any future long-term mortgage debt with proceeds from the sale of properties, operating cash flow, long-term mortgage debt, proceeds from this offering, proceeds from any future private or public offering, or proceeds from any other future securities offerings.
Temporary Strategies
During periods in which the advisor determines that economic or market conditions are unfavorable to investors and a defensive strategy would benefit us, we may temporarily depart from our investment strategy.

During these periods, subject to compliance with the Investment Company Act and compliance with the REIT requirements, we may deviate from our investment guidelines, or invest all or any portion of our assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities that have received the highest investment grade credit rating; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; fixed time deposits; shares of money market funds; credit-linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that the advisor considers consistent with this strategy. During these periods, we may also determine to pay down certain of our indebtedness and have indebtedness below our target leverage or we may borrow more to provide for additional liquidity causing us to exceed our target leverage. It is impossible to predict when, or for how long, the advisor will use these alternative strategies. There can be no assurance that such strategies will be successful.
Disposition Policies
We intend to hold each asset we acquire for an extended period of time, generally five to ten years. However, circumstances may arise that could result in the earlier sale of some assets. The determination of whether an asset will be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, specific real estate market conditions, current tenant creditworthiness, tax implications for our stockholders and other factors, with a view to achieving maximum capital appreciation. We cannot assure you that this objective will be realized. The requirements for qualification as a REIT also will put some limits on our ability to sell assets after short holding periods. See “Material U.S. Federal Income Tax Considerations — Prohibited Transactions” section beginning on page 184 of this prospectus for more information.
Liquidity Event
We are a perpetual-life entity with a perpetual offering. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake such consideration until at least 2028, seven years after we launched our private offering, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.
Investment Company Act Considerations
We intend to conduct our operations so that we and each of our subsidiaries is not an investment company under the Investment Company Act. Under the Investment Company Act, a company is an “investment company” if:
•
pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and

•
pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate-related assets directly, for example, by acquiring fee interests in real property, or by purchasing interests, including controlling interests, in REITs or other “real estate operating companies,” such as real estate management companies and real estate development companies, that own real property. We also may acquire real estate assets through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will be held in wholly and majority-owned subsidiaries of the company, each formed to hold a particular asset. A smaller portion of our assets may consist of real estate debt.

We intend to conduct our operations so that we and most, if not all, of our wholly and majority-owned subsidiaries comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine our compliance and that of each of our wholly and majority-owned subsidiaries with this test. We expect that most, if not all, of our wholly and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these wholly and majority-owned subsidiaries generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.
In addition, we believe that neither we nor any of our wholly and majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily, or hold themselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, we and our wholly and majority-owned subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our respective operations such that none of us will be required to register as an investment company under the Investment Company Act.
The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We intend to treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We do not intend to request that the SEC staff approve our treatment of any particular entity as a majority-owned subsidiary and the SEC staff has not done so. If the SEC staff were to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to comply with the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.
Even if the value of investment securities held by any of our wholly-owned or majority-owned subsidiaries were to exceed 40% of their respective total assets (exclusive of government securities and cash items), we expect that such subsidiaries would be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion, as interpreted by the staff of the SEC, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least 80% of the entity’s assets must be comprised of additional qualifying assets and a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act. Additionally, no more than 20% of the entity’s assets may be comprised of miscellaneous assets.
We will classify our assets for purposes of the Investment Company Act, including our 3(c)(5)(C) exclusion, in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. Accordingly, no assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.
For purposes of determining whether we satisfy the exclusion provided by Section 3(c)(5)(C), as interpreted by the staff of the SEC, we will classify the assets in which we invest as follows:
•
Real Property. Based on no-action letters issued by the SEC staff, we will classify our fee interests in real properties as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions affecting the joint venture; otherwise, such investments will be classified as real estate-related assets. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.
•
Securities. We intend to treat as real estate-related assets debt and equity securities of both non-majority owned publicly traded and private companies primarily engaged in real estate, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all the assets consist of qualifying assets or real estate-related assets, however the SEC staff has not specifically addressed this issue.

•
Loans. Based on no-action letters issued by the SEC staff, we will classify our investments in various types of whole loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. However, we will consider loans with loan-to-value ratios in excess of 100% to be real estate-related assets.

We will classify our investments in construction loans, if any, as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. With respect to construction loans that are funded over time, we will consider the outstanding balance (i.e., the amount of the loan actually drawn) as a qualifying asset. The SEC staff has not issued no-action letters specifically addressing construction loans. If the SEC staff takes a position in the future that is contrary to our classification, we will modify our classification accordingly.
Consistent with no-action positions taken by the SEC staff, we will consider any participation in a whole mortgage loan, to be a qualifying asset only if: (1) we have a participation interest in a mortgage loan that is fully secured by real property; (2) we have the right to receive our proportionate share of the interest and the principal payments made on the loan by the borrower, and our returns on the loan are based on such payments; (3) we invest only after performing the same type of due diligence and credit underwriting procedures that we would perform if we were underwriting the underlying mortgage loan; (4) we have approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) if the loan becomes non-performing, we have effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.
We will base our treatment of any other investments as qualifying assets and real estate-related assets on the characteristics of the underlying collateral and the particular type of loan (including whether we have foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and we will make these determinations in a manner consistent with guidance issued by the SEC staff.
Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit our ability and the ability of our subsidiaries to invest directly in mortgage related securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitization and certain asset-backed securities and non-controlling equity interests in real estate companies or in assets not related to real estate. Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration for our company or each of our subsidiaries.
A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exclusion, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. For example, on August 31, 2011, the SEC issued a concept release requesting comments regarding a number of matters relating to the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, including the nature of assets that quality for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.
If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan. For additional discussion of the risks that we would face if we were required to register as an investment company under the Investment Company Act, see “Risk Factors — Risks Related to Our Organization and Our Structure — Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”
Investment Advisors Act Considerations
Neither our advisor nor our sponsor is registered, nor does either intend to register, as an investment advisor under the Investment Advisors Act. The Investment Advisors Act applies to advisors providing investment advice with respect to securities. Our advisor and our sponsor will be advising on the acquisition, management, and disposition of the digital infrastructure properties that we will own and not on “securities portfolios,” which is the measure by which one determines whether registration is required under the regime established under the Advisors Act. Accordingly, investors in our company will not have the benefits of provisions of the Advisors Act available only to investors in investment vehicles advised by registered investment advisors.

INVESTMENTS IN REAL ESTATE AND REAL ESTATE DEBT
Investments in Real Properties
As of       , 2022, we had acquired   properties resulting in a diversified portfolio of income producing assets primarily consisting of (1) cell towers, (2) wireless easements and lease assignments, (3) fiber networks and (4) digital exchange centers, and to a lesser extent real estate-related assets and telecommunications infrastructure such as small cells and DAS, concentrated in growth markets across the U.S. The following table provides a summary of our portfolio as of       , 2022:
Segment	Number of Properties	Number of Tenants	Occupancy Rate(1)	Average Effective Annual Base Rent Per Lease(2)	Gross Asset Value(3) ($ in thousands)	Segment Revenue(4)	Percentage of Total Revenues
Cell Towers			%	$	$	$	%
Wireless Easements and Lease Assignments			%	$			%
Fiber Networks			%	$			%
Digital Exchange Centers			%	$			%
Real Estate-Related Assets			%	$			%
Telecommunications Infrastructure			%	$			%
Other			%	$			%
Total					$	$	%

(1)
The occupancy rate includes all leased square footage as of       , 2022

(2)
Average effective annual base rent represents the annualized       , 2022 base rent per leased square foot or unit and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

(3)
Based on fair value as of       , 2022.

(4)
Segment revenue is presented for the        months ended       , 2022.

Real Estate
The following table provides information regarding our portfolio of real properties as of       , 2022:
Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest	Number of Tenants	Occupancy Rate(1)
Cell Towers:
%
%
%
%
%
Total Cell Towers						%
Wireless Easements & Lease Assignments						%
%
%
%
%
%
Total Wireless Easements & Lease Assignments						%

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest	Number of Tenants	Occupancy Rate(1)
Fiber Networks						%
%
%
%
%
%
Total Fiber Networks						%
Digital Exchange Centers						%
%
%
%
%
%
Total Digital Exchange Centers						%
Real Estate-Related Assets						%
%
%
%
%
%
Total Real Estate-Related Assets						%
Telecommunications Infrastructure						%
%
%
%
%
%
Total Telecommunications Infrastructure						%
Other						%
%
%
%
%
%
Total Other						%
Total Investments in Real Estate						%

(1)
The occupancy rate includes all leased square footage as of       , 2022.

Lease Expirations
The following schedule details the expiring leases at our consolidated cell towers, wireless easements and lease assignments, fiber networks and digital exchange centers by annualized base rent and square footage as of       , 2022 ($ and square feet data in thousands):
Year	Number of Expiring Leases	Annualized Base Rent(1)	% of Total Annualized Base Rent Expiring	Square Feet	% of Total Square Feet Expiring
2022 (remaining)		$	%		%

Year	Number of Expiring Leases	Annualized Base Rent(1)	% of Total Annualized Base Rent Expiring	Square Feet	% of Total Square Feet Expiring
2023			%		%
2024			%		%
2025			%		%
2026			%		%
2027			%		%
2028			%		%
2029			%		%
2030			%		%
2031			%		%
Thereafter			%		%
Total		$	100%		100%

(1)
Annualized base rent is determined from the annualized       , 2022 base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

Proceeds from the Issuance of Common Stock
Subsequent to       , 2022, the Company had received net proceeds of $  million from the issuance of its common stock.

MANAGEMENT
Board of Directors
We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The board is responsible for the overall management and control of our affairs. The board has retained our advisor to manage certain aspects of our day-to-day affairs and the acquisition and disposition of our investments, subject to the board’s supervision. As described in greater detail under the sections entitled “— Advisory Agreement” and “— Management Decisions” below, our advisor may purchase assets on our account, without specific prior approval from the board, subject to certain limitations.
As required by the NASAA REIT Guidelines, our charter was reviewed and ratified by our board of directors, including all of the independent directors. Our charter and bylaws provide that the number of our directors may be established by a majority of the entire board of directors but may not be fewer than three. Our bylaws further provide that the number of our directors may not be more than 15. We currently have a total of five directors, including three independent directors. Each director will serve for a one-year term until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Our charter provides that a majority of the directors must be independent directors except for a period of up to 60 days after the death, resignation or removal of an independent director pending the election of such independent director’s successor. An “independent director” is defined in our charter in accordance with Section I.B.14 of the NASAA REIT Guidelines.
There are no family relationships among any of our directors or officers. Each director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets we plan on acquiring. Each of our current directors has substantially in excess of three years of relevant real estate experience. Further, at least one of our independent directors has at least three years of relevant real estate experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets we will acquire. In addition, at least one of our independent directors will be a financial expert, with at least three years of relevant financial experience.
During the discussion of a proposed transaction, independent directors may offer ideas for ways in which transactions may be structured to offer the greatest value to us, and our management will take these suggestions into consideration when structuring transactions. Each director will serve until the annual meeting of stockholders following the expiration of his or her term and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director.
Any director may resign at any time and may be removed with or without cause by stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. See “Conflicts of Interest” beginning on page 126 of this prospectus. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed. None of our advisor, any member of our board of directors, nor any of their affiliates may vote or consent on matters submitted to stockholders regarding the removal of our advisor or any director or any of their affiliates or any transaction between us and any of them. In determining the requisite percentage in interest required to approve such a matter, any shares owned by such persons will not be included.
Any vacancy created by the death, resignation, removal, adjudicated incompetence, or other incapacity of a director may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected by the board of directors to fill a vacancy will serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualifies. Independent directors must nominate replacements for vacancies in the independent director positions. Each director will be bound by the charter and the bylaws.
Our board of directors will meet quarterly or more frequently if necessary. Maryland law provides that any action required or permitted to be taken at a meeting of the board of directors also may be taken without a meeting by the unanimous written or electronically transmitted consent of all directors. Our directors are not required to devote a substantial portion of their time to discharge their duties as our directors. Consequently, in the exercise of their responsibilities, the directors heavily rely on our advisor. Our directors must satisfy their fiduciary duty to us and our stockholders, including the supervision of the relationship between us and our advisor. The board is empowered to fix the compensation of all officers that it selects and approve the payment of compensation to directors for services rendered to us in any other capacity.
Our board of directors has established policies on investments and borrowing, the general terms of which are set forth in this prospectus. See “Investment Objectives and Strategies” beginning on page 79 The directors may establish further policies on investments and borrowings.
The directors will monitor our advisor’s administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interest of our stockholders. Our board of directors, including a majority of our independent directors, will review our investment policies with sufficient frequency, and at least annually, to determine that they are in the best interest of our stockholders.
The independent directors are responsible for reviewing our fees and expenses on at least an annual basis and with sufficient frequency to determine that the expenses incurred are reasonable in light of our investment performance, our net assets, our net income and the fees and expenses of other comparable unaffiliated REITs. Each determination and basis therefor shall be set forth in the minutes of the meetings of the board of directors. In addition, a majority of the directors, including a majority of the independent directors, who are not otherwise interested in the transaction, must determine that any transaction with our sponsor, our advisor, any of our directors or any of their respective affiliates is fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties. The independent directors also are responsible for reviewing the performance of our advisor and determining that the compensation to be paid to our advisor is reasonable in relation to the nature and quality of services to be performed and that the provisions of the advisory agreement are being carried out. Specifically, the independent directors will consider factors such as:
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the amount of the fees paid to our advisor in relation to the size, composition and performance of our investments;

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the success of our advisor in generating appropriate investment opportunities;

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rates charged to other REITs, especially REITs of similar structure, and other investors by advisors performing similar services;

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additional revenues realized by our advisor and its affiliates through their relationship with us, whether we pay them or they are paid by others with whom we do business;

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the quality and extent of service and advice furnished by our advisor;

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the performance of our investment portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

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the quality of our investment portfolio relating to the investments generated by our advisor for its own account.

If the independent directors determine that the compensation to be paid to our advisor is not reasonable, our board of directors may request that our advisor reduce its fees, terminate the advisory agreement, renegotiate the advisory agreement, or retain a new advisor.
Committees of the Board of Directors
Our entire board of directors is responsible for supervising our business and considers all major decisions concerning our business. However, our charter and bylaws provide that our board may establish such committees as the board believes appropriate and delegate some of its powers to such committees as deemed appropriate by the board of directors. The board will appoint the members of each committee it establishes in the board’s discretion. Our charter and bylaws require that a majority of the members of each committee of our board be comprised of independent directors.

Audit Committee
Our board of directors has established an audit committee, which consists of our three independent directors. The audit committee, by approval of at least a majority of its members, selects the independent registered public accounting firm to audit our annual financial statements, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves the audit and non-audit services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls. Daniel Green serves as the chair of the audit committee and has been designated as the audit committee financial expert. Our board of directors has adopted a charter for the audit committee that sets forth its specific functions and responsibilities.
The audit committee has adopted procedures for the processing of complaints relating to accounting, internal control and auditing matters. The audit committee oversees the review and handling of any complaints submitted pursuant to the forgoing procedures and of any whistleblower complaints subject to Section 21F of the Exchange Act.
Corporate Governance
Code of Business Conduct and Ethics.
We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees (if any), and to all of the officers and employees of the advisor, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Business Conduct and Ethics is designed to comply with SEC regulations relating to codes of conduct and ethics.
Corporate Governance Guidelines
We have also adopted corporate governance guidelines to advance the functioning of our board of directors and its committees and to set forth the expectations of our board of directors as to how it and they should perform its and their respective functions.
Executive Officers and Directors
The name, age, title and certain biographical information about our executive officers and directors appear below:
Name	Age*	Position
Todd A. Rowley	57	Chief Executive Officer, Chief Investment Officer and Director
Jim Condon	40	President and Chairman of the Board
Scott Corkery	42	Chief Financial Officer, Treasurer and Secretary
Daniel Green	48	Independent Director and Chairperson of the Audit Committee
Kate Mitchell	40	Independent Director
Jeff Hersh	40	Independent Director

* As of            , 2022.
Todd A. Rowley is a seasoned telecommunications executive with over three decades of telecom industry experience, including wireless, wireline, cable television and other related industries. Mr. Rowley serves as our Chief Executive Officer and Chief Investment Officer and Chief Executive Officer and Chief Investment Officer of the advisor and focuses on acquisitions within the Wireless Networks division of the manager where he is responsible for identifying and structuring wireless infrastructure investment opportunities on behalf of the Company. Mr. Rowley also serves as a member of the investment committee of the advisor and on the Board of Directors. He has an extensive background in corporate and business development and strategy, and has also held several significant operating roles. Over his career, Mr. Rowley has led or participated in dozens of transactions accounting for over $125 billion in value. He has extensive experience with strategic partnering, M&A transactions, strategic analysis, financings, joint ventures, evaluating and developing new business opportunities and complex negotiations. He has had success at small, entrepreneurial start-up companies as well as the large, nationally recognized tier 1 carrier, Sprint.
Mr. Rowley spent 17 years in various executive roles at Sprint. During his tenure he managed several large transactions including SoftBank’s investment into Sprint, the Sprint Nextel merger, the formation of Clearwire, several Sprint device and network sale and leaseback financing transactions and numerous Sprint affiliate program transactions. He managed Sprint’s extensive spectrum portfolio, led dozens of spectrum transactions, directed Sprint’s participation in several auctions and established Sprint’s overall spectrum strategy. Rowley also managed Sprint’s roaming strategy and roaming agreements with all national, regional and rural carriers.
In addition to the M&A related activities described above, Rowley also was involved in, evaluated and led efforts in many other aspects of the wireless business, including mobile advertising, telematics, WiFi operations, IOT/M2M, embedded consumer devices, sales and distribution alternatives, video distribution, tower strategies and fixed wireless broadband. These efforts resulted in the acquisition and formation of a mobile advertising division at Sprint (Pinsight) and a joint venture with a premier mobile retailer (CarPhone Warehouse). Rowley was also a key member of the team that evaluated and made key technology decisions relating to 3G, 4G, LTE and WiMAX, and he then led the efforts to contract with key vendors, including Samsung, Nokia, Motorola, Ericsson, Qualcomm and Intel.
Mr. Rowley has also held several significant operating roles at Sprint and prior companies. He led and managed the deployment of 4G/WiMAX for Sprint, the country’s first 4G product through an agreement with Clearwire. Mr. Rowley and his team developed the go-to-market plan and matrix managed all aspects of the 4G roll-out, including product, pricing, marketing, sales, distribution, network and care. He grew the product to over six million customers in three years and helped spearhead the first 4G products, including the first dual-mode 3G/4G handset. In addition, Mr. Rowley managed Sprint’s fixed wireless broadband operations and, successfully, outsourced those operations to Kite Broadband.
In addition to Sprint, Mr. Rowley has held executive roles with several entrepreneurial start-up companies such as People’s Choice TV and most recently, Rivada Networks. At Rivada Networks, Mr. Rowley completed a joint build agreement with U.S. Cellular to build the 700 MHz FirstNet network subject to certain state awards. At People’s Choice TV, a wireless cable and broadband operator, Mr. Rowley assisted in the formation of the company in 1988, successfully listed it on a public exchange in 1993 and sold the company to Sprint in 1999.
Mr. Rowley has served on several telecom association boards including the Competitive Carriers Association (CCA) as well as the boards of several private companies where he has developed strong relationships with rural and regional carriers across the country. He and his wife have played an active role in his church and children’s schools organizations. Mr. Rowley holds a Bachelors in Business Administration with majors in finance and marketing from the University of Iowa.
Mr. Rowley is a valuable member of our board of directors because of his vast transactional and telecommunications experience.
Jim Condon serves as our President and President of the advisor and our sponsor, a member of the investment committee of the advisor and Chairman of the Board of Directors. Mr. Condon is a Managing Partner of StratCap, LLC and President of StratCap Investment Management. In these roles, Mr. Condon oversees the operations, investment activities, capital markets, and asset management. Mr. Condon is also a member of the investment committees for each of StratCap Investment Management’s sponsored private investment programs, including Strategic Data Center Fund, LLC, Strategic Wireless Infrastructure Fund, LLC, and Strategic Data Center Institutional Manager, LLC. He also serves as Chief Operating Officer of StratCap Securities. Since March 2021, Mr. Condon has served on the board of directors of Pegasus Digital Mobility Acquisition Corp. (NYSE: PGSS), a special purpose acquisition company seeking to effect its initial business combination with a business operating in the next-generation transportation sector.

Mr. Condon has over 18 years of experience in investment management within the financial services industry. In his previous position as Vice President for the Capital Group, American Funds, he was responsible for managing the internal distribution teams for each of the American Funds products. Prior to American Funds, Mr. Condon was with Schroder Investment Management, a global investment management firm with over $785 billion of assets, based in New York City, where he was chartered with building the internal sales distribution group from the ground up. He was instrumental in helping the firm raise over $4 billion in various separately managed accounts and alternative investments over a two-and-a-half-year period. Prior to Schroder Investment Management, Mr. Condon worked for Refco Alternative Investments, the hedge fund division of Refco, where he held an investment analyst position. While at Refco, he was responsible for helping raise/invest over $2.4 billion in assets. Throughout his career, Mr. Condon has extensive experience with REITs, managed futures, hedge funds, equity and fixed income funds and public and private investment vehicles. Mr. Condon holds an MBA, cum laude, from the University of Notre Dame, a BS in finance from Park School of Business at Ithaca College, and a CIMA from the Wharton School at The University of Pennsylvania.
Mr. Condon is a valuable member of our board of directors because of his extensive experience with REITs and investment programs with similar target asset classes.
Scott Corkery serves as our Chief Financial Officer, Treasurer and Secretary as well as Chief Financial Officer of the advisor and our sponsor. He is an integral part of our sponsor’s executive leadership and is instrumental in supporting the company’s digital infrastructure investments teams. Mr. Corkery plays a critical role in managing the company’s past and future financial obligations, providing accurate and timely financial reporting, and determining the appropriate mix of debt and equity across investment portfolios currently under management.
Mr. Corkery’s background includes extensive experience in the hedge fund, private equity, and real estate accounting space. Prior to joining our sponsor, he was Managing Director and Head of Private Equity and Real Estate Accounting for Sculptor Capital. Prior to Sculptor, he was an Assistant Controller at York Capital Management. He was also a VP/Assistant Manager on the GSAS Toronto team at Goldman Sachs.
Mr. Corkery holds a Bachelor of Science in Biology from Dalhousie University and a Bachelor of Commerce from Saint Mary’s University. He is also a Chartered Accountant and Chartered Professional Accountant with the Institute of Chartered Accountants of Nova Scotia, Canada.
Daniel Green serves as an independent director of the Company and Chairperson of the Audit Committee. He is also Chief Financial Officer of Woolf Farming & Processing. Woolf Farming & Processing grow, process and deliver healthy natural products to the food chain. As stewards of the land, Woolf Farming & Processing takes very seriously the obligation to manage the regions natural resources sustainably. In his current role, Mr. Green is responsible for accounting, finance, business development, IT, human resources and risk management. Mr. Green has more than 20 years of experience in leadership roles within the agribusiness and manufacturing industries. In addition to healthy food production, Mr. Green and his team have established an industrial scale solar development portfolio with over 300 megawatts that will provide the California Central Valley region with clean energy for years to come. Prior to his current role, Mr. Green served as Chief Financial Officer of a large food company that supplied major multi-national branded companies such as Kraft Heinz, ConAgra and Campbell’s Soup with natural food ingredients. In addition, Mr. Green serves on the Executive Committee at the California League of Food Producers. Mr. Green holds an M.B.A. from the University of Notre Dame and a B.S. in business administration from the University of Redlands.
Mr. Green is a valuable member of our board of directors because of extensive financial and management experience.
Kate Mitchell serves as an independent director of the Company. She has also been Executive Vice President, Chief Marketing Officer of Majestic Steel USA since 2020. Working across marketing, sales, insights, and technology Kate is charged with growing Majestic’s market share, awareness, and nurturing its perception. Prior to joining Majestic Steel, Ms. Mitchell worked with some of the largest brands in the media sector. With Discovery, Oprah Winfrey, and Gary Vaynerchuk her success came from diversifying revenue streams, adapting through consolidation, and managing through the digitization of the industry. She began her career in advertising sales before broadening into senior sales and marketing roles.
Ms. Mitchell holds a bachelor’s degree from Villanova University and lives in New York with her husband and 2 children.
Ms. Mitchell is a valuable member of our board of directors because of her management experience in the technology sector.
Jeff Hersh serves as an independent director of the Company. He is also a general practitioner attorney licensed to practice in New York and Connecticut. Mr. Hersh handles complex legal issues across multiple jurisdictions across New York and Connecticut. Primary focus areas include contracts and transactional work & litigation matters. He also serves as in-house counsel for VMP Holdings LLC, a family office located in Larchmont, NY. Managing general legal affairs, consulting on a variety of real estate-based transactions, and analyzing investment opportunities, he provides candid and practical legal analysis on a broad spectrum of issues from the perspective of a seasoned attorney and counselor. That same legal experience bolsters his role in internal business and strategy decisions, helping to mitigate legal and financial risk. In certain company matters, Mr. Hersh will coordinate with outside counsel to assist the management team in the resolution of any issues.
Whether structuring and negotiating a contract, contemplating a business decision, or auditing a financial investment opportunity, he relies on deep knowledge base to take an aggressive and skillful approach to problem solving while strongly advocating for his clients. Mr. Hersh acquired a law degree from Ave Maria School of Law in Ann Arbor, Michigan, where he participated in the Trial Advocacy Program. He also holds a bachelor’s degree in political science from Rollins College in Winter Park, Florida, where he served on the Executive Committee of the Student Government Association.
Mr. Hersh is a valuable of our board of directors because of his experience in advising on investments and real-estate based transactions.
Key Executives of the Advisor
The name, age, title and certain biographical information about the executive officers of our advisor appear below:
Name	Age*	Position
Todd A. Rowley	57	Chief Executive Officer, Chief Investment Officer and Member of Investment Committee
J. Scott Riggs	57	Chief Operating Officer and Member of Investment Committee
Jim Condon	40	President, Chairman of the Board and Member of Investment Committee
Scott Corkery	42	Chief Financial Officer
Mario Garcia, Jr.	49	Member of Investment Committee
Mark Levey	58	Member of Investment Committee

* As of            , 2022.
The backgrounds of Todd A. Rowley, Jim Condon, and Scott Corkery are described in the “Management — Executive Officers and Directors” section of this prospectus.
J. Scott Riggs is an experienced telecommunications executive with over twenty-five years of operating knowledge associated with wireless and fiber networks. Mr. Riggs serves as Chief Operating Officer of the advisor and is responsible for procuring for investment and operating fiber infrastructure on behalf of the Fund. Mr. Riggs also serves as a member of the investment committee of the advisor. Throughout his career he has been directly involved in over $4 billion of telecommunications acquisitions, dispositions and financings and has been primarily responsible for all aspects of infrastructure and operations applicable to the deployment and ongoing management of numerous cellular, PCS, wireless broadband and fiber networks.
Previously Mr. Riggs Co-founded and served as Chief Executive Officer and Chairman of Clearwave Communications, a regional fiber optic company located in southern Illinois. At Clearwave, he was responsible for securing approximately $50 million in federal, state and local grants along with $20 million in private equity to grow the company to one of the most successful regionally operated fiber optic start-up companies in the U.S. with a current market value well in excess of $300 million. He has also served on the Board of Directors and/or Board of Managers of various companies.
Mr. Riggs previously served as Regional Vice President of Tritel, Inc. (d/b/a SunCom) where he was responsible for the network deployment and sales and marketing efforts for both Mississippi and Tennessee. He was instrumental in the successful over-sight and the development of the integrated network infrastructure and market launches which was deemed one of the most successful wireless affiliate transactions in telecommunications history.
Additionally, he served as General Manager of Mercury Communications, Inc. located in Jackson, MS a nationally recognized cellular management company that began operations in the early 1990’s. He directly secured and advised on numerous cellular operating transactions with values in excess of $65 million. He likewise served in various operating roles at other cellular operating and/or holding companies which Mercury was involved.
Prior to his tenure in the telecommunications industry, Mr. Riggs began his career in the oil and convenience store business with Ashland Oil d/b/a Superamerica (NYSE: ASH). Mr. Riggs served as Regional Manager over 50 properties that spanned over 15 states that operated convenience stores with the Superamerica label, which later sold to Speedway, LLC.
Mr. Riggs is involved in various advisory roles with many telecommunication industry associations, local and state organizations, private foundations as well as educational institutions and charities including Southeastern Illinois College and Show Hope. He is an active member of Rolling Hills Community Church in Nolensville, Tennessee. Mr. Riggs holds a Bachelor of Science Degree from Ohio University in Athens, Ohio.
Mario Garcia, Jr. serves as a member of the investment committee of our advisor. In 2004, Mr. Garcia, as CEO and Managing Partner, formed Validus Group Partners Ltd. (“Validus Group”), an investment firm based in Tampa, Florida that develops, owns and manages real estate and real estate related businesses. Validus Group and its affiliates employ over 1,000 people and currently operate or manage companies with assets under management in excess of $1.7 billion. In 2014, Mr. Garcia founded Validus Group Properties, an affiliate of Validus Group, which owns and manages over 620,000 square feet of mixed-use commercial real estate throughout the Southeast. Mr. Garcia is also Chairman and Founder of EMSI, a national medical device company, which he helped establish in 1995 as a start-up business. Presently, EMSI services over 70,000 patients and employs approximately 400 people.
In 2013, Mr. Garcia was a Founder of Validus Senior Living, which specializes in independent, assisted living and memory care services throughout the Southeast United States. Validus Senior Living is an owner, operator, and third-party manager of 21 Senior Living communities comprised of over 2,000 units and 2,300 beds. Mr. Garcia served as the founding Chairman of GulfShore Bank, a Tampa Bay area community bank focused on serving small to medium sized companies that he helped start in 2007. He served as a board member at both the bank and the bank’s holding company from 2007 until April 2017, when he helped successfully negotiate the company’s sale to publicly traded Seacoast Banking Corporation of Florida (NASDAQ: SBCF).
Mr. Garcia helped found and served on the Board of Managers of Validus/Strategic Capital Partners, LLC (now known as StratCap, LLC) from November 2010 to August 2014 and has served on the Board of Managers of Validus/Strategic Capital, LLC since December 2015. He currently serves on the investment committee of the manager of Strategic Wireless Infrastructure Fund, LLC since January 2019. Mr. Garcia also was a founding partner of the sponsors of Carter Validus Mission Critical REIT, Inc. and Sila Realty Trust, Inc. (f/k/a Carter Validus Mission Critical REIT II, Inc). He served on the board of directors of Carter Validus Mission Critical REIT, Inc. (which merged with and into Sila Realty Trust, Inc.) and was a member of the investment committee of the REIT’s advisor, Carter/Validus Advisors, LLC, from November 2010 through October 2019 and was a member of the investment committee of Carter Validus Advisors II, LLC, the former external advisor of Sila Realty Trust, Inc. (which internalized its management functions), from February 2014 through September 2020.
Mr. Garcia is active in the Tampa Bay community and has been a board member of the Boys & Girls Club of Tampa Bay since March 2017. Mr. Garcia and his businesses support the Boys & Girls Club of Tampa Bay, Metropolitan Ministries, and a variety of other charitable foundations.
Mark Levey serves as a member of the investment committee of our advisor. Mr. Levey also serves as a member of the investment committee of the manager of Strategic Wireless Infrastructure Fund, LLC since January 2019 and from February 2014 to September 2020, he served as a member of the investment of Carter Validus Advisors II, LLC, the former advisor of Sila Realty Trust, Inc. (which internalized its management functions). Mr. Levey manages over $40 million in real estate assets in retail, office, residential and raw land. Additionally, Mr. Levey is a pioneer in the field of cloud based computing. In 1999, he co-founded Investment Cafe and, by leveraging the growing use of Data Centers, he grew Investment Cafe into one of the largest cloud-based providers to private equity firms. In October 2012, Mr. Levey successfully engineered the sale of Investment Cafe. Prior to 1999, Mr. Levey founded Accelerated Computer Technologies and built an enterprise-level software company that supplied technology to some fortune 500 companies. Mr. Levey ran Accelerated Computer Technologies from 1986 to 1999. Mr. Levey obtained a Bachelor’s degree in computer science from The State University of New York at Oswego in 1984.
Compensation of Our Executive Officers
We are externally managed and have no employees. Our executive officers serve as officers of our advisor and are employees of our advisor or one or more of its affiliates. Our advisory agreement provides that our advisor is responsible for managing our investment activities, as such our executive officers do not receive any cash compensation from us or any of our subsidiaries for serving as our executive officers but, instead, receive compensation from our advisor. In addition, we do not reimburse our advisor for compensation it pays to our executive officers. Our advisory agreement does not require our executive officers to dedicate a specific amount of time to fulfilling our advisor’s obligations to us under the advisory agreement. Accordingly, our advisor has informed us that it cannot identify the portion of the compensation it awards to our executive officers that relates solely to such executives’ services to us, as our advisor does not compensate its employees specifically for such services. Furthermore, we do not have employment agreements with our executive officers, we do not provide pension or retirement benefits, perquisites or other personal benefits to our executive officers, our executive officers have not received any nonqualified deferred compensation and we do not have arrangements to make payments to our executive officers upon their termination or in the event of a change in control of us.
Although we do not pay our executive officers any cash compensation, see “Compensation” for a discussion of the fees paid to and services provided by our advisor and its affiliates.
Compensation of Our Directors
We will pay each of our independent directors an annual retainer of $30,000, with an additional $5,000 annual retainer to the chairperson of the audit committee. Each independent director will also receive an annual equity award with an aggregate grant value on the date of grant of $10,000, and the chairperson of the audit committee will receive an additional $5,000 in equity, which will be in the form of a restricted stock award that will vest upon the earlier to occur of (i) one year after the date of grant and (ii) his or her re-election to our board following the date of grant. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors or of our committees. If a director is also one of our officers, we will not pay additional compensation for services rendered as a director.

Equity Incentive Plan
We adopted an equity incentive plan to:
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furnish incentives to individuals chosen to receive share-based awards because they are considered capable of improving our operations and increasing profits;

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encourage selected persons to accept or continue employment with our advisor; and

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increase the interest of our officers and independent directors in our welfare through their participation in the growth in the value of the shares of our common stock.

The equity incentive plan authorizes the granting of awards to our independent directors and to our employees (if any), as well as to any advisor or consultant who is a natural person performing bona fide services to us, provided that the services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for our stock. Participants may also be officers or employees of our advisor, so long as any such officer or employee is performing bona fide advisory or consulting services for us. Eligible individuals are selected by our board of directors, including our independent directors, for participation in the equity incentive plan. Such awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and/or other share-based awards; provided, that, the equity incentive plan prohibits the issuance of stock appreciation rights and dividend equivalent rights unless and until our stock is listed on a national securities exchange. However, any such stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and/or other share-based awards to be issued to independent directors, officers, employees, advisors and consultants shall not exceed an amount equal to 5% of the outstanding shares of our common stock on the date of grant of any such stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and/or other share-based awards. Notwithstanding the foregoing, we will not issue options or warrants to our independent directors. Please see “Investment, Strategy, Objectives and Policies — Charter-Imposed Investment Limitations” for a description of limitations imposed by our charter on our ability to issue options and warrants under the equity incentive plan.
We have authorized and reserved for issuance under the equity incentive plan a total of 2.0 million Class I shares and Class IX shares, and have also established an aggregate maximum of 5.0 million shares that may be issued upon grant, vesting or exercise of awards under the equity incentive plan. Of the 2.0 million shares authorized and reserved for issuance under the equity incentive plan, 1.0 million shares are designated as Class I shares and 1.0 million shares are designated as Class IX shares. In addition, no more than 200,000 shares Class I and Class IX shares may be made subject to options or stock appreciation rights to a single individual in a calendar year, and no more than 200,000 Class I shares and Class IX shares may be made subject to share-based awards other than options or stock appreciation rights to a single individual in a calendar year. In the event of certain corporate transactions affecting our common stock, such as, for example, any dividend or other distribution (whether in the form of cash, shares or other property) recapitalization, stock-split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, our board of directors, or, if formed, a compensation committee thereof, will have the sole authority to determine whether and in what manner to equitably adjust the number and type of shares and the exercise prices applicable to outstanding awards under the plan, the number and type of shares reserved for future issuance under the plan, and, if applicable, performance goals applicable to outstanding awards under the plan.
Our board of directors, including our independent directors, or, if formed, a compensation committee of our board, will administer the equity incentive plan, with sole authority to select participants, determine the types of awards to be granted, and all of the terms and conditions of the awards, including whether the grant, vesting or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the plan if the grant, vesting and/or exercise of the awards would jeopardize our status as a REIT under the Code or otherwise violate the ownership and transfer restrictions imposed under our charter. Our board of directors, or, if formed, the compensation committee, may also take action with respect to any awards in the event of a change in control, including a determination to pay cash equal to an amount that could have been obtained upon vesting or exercise of an award, a determination that awards cannot vest, be exercised or payable, a determination to accelerate vesting or exercise, or a determination that awards shall be substituted for by similar awards covering the stock of a successor or survivor corporation.
No award granted under the equity incentive plan may be transferred except through the laws of descent and distribution. Shares underlying awards once vested are transferable.
Options entitle the holder to purchase common stock for a specified exercise price during a specified period. Under the equity incentive plan, we may grant options that are intended to be incentive stock options within the meaning of Section 422 of the Code, or “incentive stock options,” or options that are not incentive stock options, or “nonqualified stock options.” Incentive stock options and nonqualified stock options will have an exercise price that is not less than 100% of the fair market value of the common stock underlying the option on the date of grant and will expire, with certain exceptions, 10 years after such date.
Restricted stock awards entitle the recipient to shares of common stock from us under terms that provide for vesting over a specified period of time. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with us. Restricted stock may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted stock may receive cash distributions prior to the time that the restrictions on the restricted stock have lapsed. Any dividends payable in common stock shall be subject to the same restrictions as the underlying restricted stock. The equity incentive plan permits us to issue director restricted stock to our independent directors on the same terms as restricted stock awards.
Stock appreciation rights entitle the recipient to receive from us at the time of exercise an amount in cash (or in some cases, common stock) equal to the excess of the fair market value of the shares of common stock underlying the stock appreciation right on the date of exercise over the price specified at the time of grant, which cannot be less than the fair market value of the shares of common stock on the grant date.
Dividend equivalent rights entitle the recipient to receive, for a specified period, a payment equal to the quarterly distribution declared and paid with respect to a specified number of shares. Dividend equivalent rights are forfeited to us upon the termination of the recipient’s employment or other relationship with us.
Restricted stock units entitle the recipient to cash or shares upon the end of the deferral period specified. Restricted stock units may be subject to the attainment of performance goals. Restricted stock units would typically be forfeited upon termination of the recipient’s employment or other relationship with us unless waived by our board of directors, or, if formed, the compensation committee thereof.
No restricted stock will be awarded under the equity incentive plan if it would result in our being “closely-held” under the Code, jeopardize our status as a REIT under the Code or otherwise violate the ownership and transfer restrictions under our charter.
Limited Liability and Indemnification of Directors, Officers and Other Agents
We are permitted to limit the liability of our directors and officers to us and our stockholders for monetary damages and to indemnify and advance expense to our directors, officers, and other agents, to the extent permitted by Maryland law, the NASAA REIT Guidelines and our charter.
Maryland law permits us to include in our charter a provision eliminating the liability of our directors and officers to our stockholders and us for money damages, except for liability resulting from i) actual receipt of an improper benefit or profit in money, property, or services or ii) active and deliberate dishonesty established by a final judgment and that is material to the cause of action.
Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law allows directors and officers to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred in a proceeding to which they are made or threatened to be made a party unless the following can be established:

•
an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•
the director or officer actually received an improper personal benefit in money, property or services; or

•
with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. Maryland law permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.
Subject to the limitations contained in Maryland law, our charter limits directors’ and officers’ liability to us and our stockholders for monetary damages, requires us to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our directors, our officers, our advisor or any of its affiliates, and permits us to provide such indemnification and advance of expenses to our employees and agents. This provision neither reduces the exposure of directors and officers to liability under federal or state securities laws, nor does it limit the stockholders’ ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us, although the equitable remedies may not be an effective remedy in some circumstances.
However, our charter further limits, in line with the NASAA REIT Guidelines, our ability to indemnify our directors, our advisor, and our or our advisor’s affiliates for losses or liability suffered by them, and to hold them harmless for losses or liability suffered by us, by requiring that the following additional conditions are met:
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the indemnified person has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

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the indemnified person was acting on our behalf or performing services for us;

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in the case of an independent director, the liability or loss was not the result of gross negligence or willful misconduct;

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in the case of a non-independent director, our advisor, or one of our or our advisor’s affiliates, the liability or loss was not the result of negligence or misconduct; and

•
the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

The SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, our advisor, or any of our or our advisor’s affiliates for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:
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there has been a successful adjudication on the merits of each count involving alleged securities law violations;

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the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

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a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Our charter further provides that the advancement of funds to our directors, our advisor and our and our advisor’s affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding for which indemnification is being sought is permissible only if all of the following conditions are satisfied:
•
the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

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the proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves the advancement;

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the person seeking indemnification provides us with a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•
the person seeking the advancement undertakes to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that such person is not entitled to indemnification.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law and our charter. We will also purchase and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.
The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums, deductibles and other costs associated with such insurance or, to the extent any such loss is not covered by insurance, our payment of indemnified losses. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals; however, this provision does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit our stockholders’ ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.
Our Operating Partnership must also indemnify us and our directors and officers and other persons we may designate against damages and other liabilities in our capacity as general partner.
Legal Proceedings
Neither we nor our advisor is currently involved in any material litigation.
Our Advisor
Our advisor is a Delaware limited liability company, which we generally refer to as simply “our advisor.” Our advisor is an affiliate of and under common control with our sponsor. Our advisor has contractual and fiduciary responsibilities to us and our stockholders and is responsible for sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.
Advisory Agreement
StratCap Digital Infrastructure Advisors II, LLC serves as our advisor in accordance with the terms of the advisory agreement, as amended, between us, our Operating Partnership and our advisor. Subject to the overall supervision of our board of directors, including responsibility for governance, financial controls, compliance and disclosure with respect to the Company and our Operating Partnership, the advisor will manage the day-to-day operations of, and provide investment management services to, us. We believe that the advisor currently has sufficient staff and resources so as to be capable of fulfilling the duties set forth in the advisory agreement. The term of our advisory agreement is for a one-year term subject to renewals upon mutual consent of our advisor and independent directors for an unlimited number of successive one-year periods. Our independent directors will evaluate the performance of our advisor before renewing the advisory agreement.
Under the terms of the advisory agreement, our advisor will:
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identify, evaluate, and negotiate the structure of the investments we make (including performing due diligence on our prospective investments);

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find, present, and recommend to us real estate investment opportunities consistent with our investment policies and objectives;

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structure the terms and conditions of our real estate acquisitions, sales, or joint ventures;

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acquire properties on our behalf in compliance with our investment objectives and policies;

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arrange for financing and refinancing of properties;

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enter into leases and service contracts for our properties;

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oversee the performance of our asset manager;

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review and analyze the properties’ operating and capital budgets;

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generate an annual budget for us;

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review and analyze financial information for each property and the overall portfolio;

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formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing, and disposition of properties; and

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close, monitor, and administer the investments we make.

The above summary is provided to illustrate the material functions which our advisor will perform for us and it is not intended to include all of the services which may be provided to us by our advisor or third parties. Our advisor’s services under the advisory agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. We will pay our advisor fees and dividends and reimburse it for certain expenses incurred on our behalf. For a detailed description of the fees and expense reimbursements payable to our advisor, see the section in this prospectus entitled “Compensation.”
Termination Rights
The advisory agreement may be terminated:
•
immediately by the Company and/or our Operating Partnership for “cause”;

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upon 60 days’ written notice without cause and without penalty by a majority of the independent directors of the Company or by the advisor;

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upon 60 days’ written notice with “good reason” by the advisor; or

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immediately by the Company and/or our Operating Partnership in connection with a merger, sale of assets or transaction involving the Company pursuant to which a majority of the Directors then in office are replaced or removed.

“Cause” is defined in the advisory agreement to mean fraud, criminal conduct or willful misconduct by the advisor, or a material breach of the advisory agreement by the advisor, which has not been cured within 30 days of such breach.
“Good reason” is defined in the advisory agreement to mean (i) any failure to obtain satisfactory agreement from any successor to the Company and/or our Operating Partnership to assume and agree to perform the Company’s and/or our Operating Partnership’s obligations under the advisory agreement; or (ii) any uncured material breach of the advisory agreement of any nature whatsoever by the Company and/or our Operating Partnership that remains uncured for 30 days after written notice of such material breach has been provided to the Company and the Operating Partnership by the advisor.
In the event the advisory agreement is terminated, the advisor will be entitled to receive (i) subject to certain limitations in the advisory agreement, all unpaid reimbursements of expenses, including without limitation organization and offering expenses and private organization and offering expenses, that have not been reimbursed as of the date on which the advisory agreement is terminated; and (ii) all earned but unpaid fees payable to the advisor prior to the termination of the advisory agreement. Additionally, the advisor will be entitled to reimbursement of Total Operating Expenses that exceed the greater of 2% of the Average Invested Assets and 25% of Net Income if the independent directors determine (before or after the termination) that the excess was justified based on unusual and non-recurring factors. See “Compensation” for further discussion on the limitations to the reimbursement of Total Operating Expenses. In addition, upon the termination or expiration of the advisory agreement, the advisor is required to cooperate with the Company and our Operating Partnership to provide an orderly management transition.
Management Fee, Performance Participation Allocation and Expense Reimbursements
Management Fee.   As compensation for its services provided pursuant to the advisory agreement, we pay the advisor a management fee equal to 1.25% of the NAV (excluding the NAV of the Class P OP Units and Class PX OP Units) per annum payable monthly. Our Operating Partnership pays the advisor a management fee equal to 0.75% of the NAV of the Class P OP Units and Class PX OP Units sold in the OP Unit Private Offering and that are not held by us, per annum, payable monthly. In calculating our management fee, we will use our NAV before giving effect to accruals for the any accruals for the management fee, distribution fees, performance allocation or any distributions payable on our stock.
Performance Participation Allocation.   So long as the advisory agreement has not been terminated, our advisor, as the special limited partner of our Operating Partnership, holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined under “Compensation”).
Expense Reimbursement.   Under the advisory agreement, and subject to the limitations described below under “— Reimbursement by the Advisor,” our advisor is entitled to reimbursement of all costs and expenses incurred by it or its affiliates in connection with the services they provide to the Company and our Operating Partnership pursuant to the advisory agreement provided that our advisor is responsible for the expenses related to any and all personnel of our advisor who provide investment advisory services to us pursuant to the advisory agreement (including, without limitation, each of our executive officers and any directors who are also directors, officers or employees of our advisor or any of its affiliates), including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel. Without limiting the generality of the foregoing, costs eligible for reimbursement include for out-of-pocket costs and expenses the advisor incurs in connection with the services it provides to us related to (1) legal, accounting, printing, mailing and subscription processing fees and other expenses attributable to our organization, preparation of the registration statement, registration and qualification of our common stock for sale with the SEC and in the various states and filing fees incurred by our advisor (as described further below), (2) the actual cost of goods and services used by the Company and obtained from persons not affiliated with the advisor, other than acquisition expenses, including brokerage fees paid in connection with the purchase and sale of any securities, (3) expenses of managing and operating our properties, whether payable to an affiliate of the Company or a non-affiliated person and (4) expenses in connection with the selection, evaluation, structuring. acquisition, origination, financing and development of any assets, whether or not acquired.
We reimburse the advisor for any organization and offering expenses associated with this offering that it or any of its affiliates pays or incurs (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but excluding upfront selling commissions, dealer manager fees and the stockholder servicing fee) as and when incurred. The advisor currently pays wholesaling compensation expenses and certain related expenses of persons associated with the dealer manager without reimbursement from us. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, our advisor has agreed to reimburse us to the extent that the organization and offering expenses (including upfront selling commissions, stockholder servicing fees and due diligence expenses) that we incur exceed 15% of our gross proceeds from this Offering.
Reimbursement by the Advisor.   The Company shall not reimburse the advisor for any expenses that cause our Total Operating Expenses in any four consecutive fiscal quarters to exceed the greater of: (1) 2% of our Average Invested Assets or (2) 25% of our Net Income. To the extent that the Company has reimbursed the advisor for expenses exceeding such limit, the advisor is required to repay the Company for such expenses or, at the option of the Company, such expenses may be subtracted from Total Operating Expenses reimbursed during the subsequent fiscal quarter.
Notwithstanding the foregoing, to the extent that our Total Operating Expenses exceed these limits and the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors that they deem sufficient, the advisor may be reimbursed for such expenses and is not required to reimburse the Company for such expenses. Within 60 days after the end of any fiscal quarter for which our Total Operating Expenses for the four consecutive fiscal quarters then ended exceed these limits and our independent directors approve such excess amount, we will send our stockholders a written disclosure of such fact, or will include such information in our next quarterly report on Form 10-Q or in a current report on Form 8-K filed with the SEC, together with an explanation of the factors our independent directors considered in arriving at the conclusion that such excess expenses were justified. In addition, our independent directors will review at least annually the total fees and expense reimbursements for operating expenses paid to the advisor to determine if they are reasonable in light of our performance, our net assets and our net income and the fees and expenses of other comparable unaffiliated REITs. Each such determination will be recorded in the minutes of a meeting of the independent directors.
Independent Directors’ Review of Compensation.   Our independent directors evaluate at least annually whether the compensation that we contract to pay to the advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by our charter. Our independent directors will supervise the performance of the advisor and the compensation we pay to it to determine that the provisions of the advisory agreement are being carried out. This evaluation is based on the factors set forth below, as well as any other factors deemed relevant by the independent directors:
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the amount of fees paid to the advisor in relation to the size, composition and performance of our assets;

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success of the advisor in generating opportunities that meet our investment objectives;

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rates charged to other REITs and to investors other than REITs by advisors performing the same or similar services;

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additional revenues realized by the advisor and its affiliates through their relationship with us (including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by us or by others with whom the we do business);

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the quality and extent of services and advice furnished by the advisor;

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the performance of our assets, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

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the quality of our assets relative to the investments generated by the advisor for its own account.

In addition to the management fee, performance participation allocation and expense reimbursements, we have agreed to indemnify and hold harmless the advisor and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the advisory agreement, subject to certain limitations. See “— Limited Liability and Indemnification of Directors, Officers and Other Agents” above.

Management Decisions
The primary responsibility for the management decisions of our advisor and its affiliates, including the selection of investment properties to be recommended to our board of directors, the negotiation for these investments, and asset management decisions, will reside in an investment committee of the advisor. The investment committee is composed of Todd A. Rowley, Jim Condon, J. Scott Riggs, Mario Garcia, Jr. and Mark Levey. Investment decisions require the approval of a majority of the members of our advisor’s investment committee. The high level of interaction between the Investment Committee and investment professionals from the inception of a transaction to closing helps identify potential issues early and enables the team to more effectively streamline resources and workflows. The Investment Committee process emphasizes a consensus-based approach to decision making among the members. Our board of directors may, in its sole discretion, determine to institute a pre-approval policy allowing our investment committee to make acquisitions and dispositions that do not exceed a pre-determined threshold and meet the policy guidelines. If our board of directors does institute such policy in the future, we will disclose the provisions of such policy to our stockholders and potential investors.
Affiliated Property Manager
Our property manager is Strategic Wireless Infrastructure Property Management Company, LLC, or our property manager, a Delaware limited liability company formed on June 13, 2018. Our property manager, which is wholly owned by our sponsor and is an affiliate of our advisor, will provide services to us in connection with the leasing, operation and management of our assets. Our property manager is located at 260 Mason Street, Greenwich, CT 06830. Todd A. Rowley serves as Chief Executive Officer of our property manager. Our property manager and its affiliates may subcontract the performance of their duties to third parties.
Dealer Manager
StratCap Securities, LLC, our affiliated dealer manager, was organized in March 2009. StratCap Securities, LLC is a member firm of FINRA and is registered under the applicable federal and state securities laws and qualified to do business as a securities broker-dealer throughout the United States. Our dealer manager is an affiliate of our advisor. Patrick J. Miller, the president of our dealer manager, has over 25 years of experience in the financial services business, including extensive experience overseeing national sales and marketing.
Our dealer manager will provide certain wholesaling, sales, promotional and marketing assistance services to us in connection with the distribution of the shares offered pursuant to this prospectus. The compensation we pay to StratCap Securities, LLC in connection with this offering is described in the section of this prospectus captioned “Management Compensation.” See also “Plan of Distribution — Underwriting Compensation — Upfront Selling Commissions and Dealer Manager Fees.”
The current officer of StratCap Securities, LLC is:
Name	Age*	Position(s)
Patrick Miller	57	President

* As of            , 2022.
Patrick Miller is a co-founder of StratCap Securities, LLC and serves as the Chief Executive Officer. He also served as the Executive Vice President of Carter Validus Advisors II, LLC from January 2013 until February 2015 and Executive Vice President of Carter/Validus Advisors, LLC from December 2009 until February 2015. He is co-founder and Managing Director of StratCap, a distribution and advisory business focused on marketing alternative investment products via professional financial intermediaries, which was formed in June 2009. Mr. Miller is responsible for overall strategy and new business development at StratCap. Mr. Miller has served as the Executive Vice President of Trilinc Advisors, LLC since February 2013. Since March 2021, Mr. Miller has served on the board of directors of Pegasus Digital Mobility Acquisition Corp. (NYSE: PGSS), a special purpose acquisition company seeking to effect its initial business combination with a business operating in the next-generation transportation sector. In addition, Mr. Miller has served on the Board of Trustees for the Investment Program Association from June 2008 to 2013. Prior to founding StratCap, he served as President of KBS Capital Markets Group, LLC, or KBS, since the company’s inception in October 2005. During his tenure, KBS raised approximately $1.7 billion in investment capital for KBS Real Estate Investment Trust and successfully launched KBS Real Estate Investment Trust II, Inc. From 2002 until joining KBS Capital Markets Group in October 2005, Mr. Miller served as President and Chief Executive Officer of Financial Campus, an online education and training company serving the financial services industry. He was responsible for facilitating the successful acquisition of the company by the Thomson Corporation in 2004. Mr. Miller also served as Chief Executive Officer of Equitable Distributors Inc., the wholesale distribution subsidiary of AXA Financial until 2001. Mr. Miller was elected Chief Executive Officer in 2000 after having joined Equitable Distributors at its inception in 1996 as President of the Warehouse Division. Mr. Miller obtained a Bachelor of Arts from the University of California at Los Angeles in 1985.
Related-Party Transactions
As of the date of this prospectus, there are no material transactions with management and their affiliates other than those covered by the terms of the agreements described above with our advisor and our dealer manager. Pursuant to our charter, which complies with the NASAA REIT Guidelines, a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, must approve each related-party transaction as being fair and reasonable to us and on terms and conditions no less favorable than those available from unaffiliated third parties.
Employees of Affiliated Companies
As of the date of this prospectus, although we will have executive officers who manage our operations, we will not have any paid employees. Our day-to-day operations will be managed by our advisor, including the employees of our advisor or its affiliates. To the extent required, we may reimburse our advisor for certain personnel and other costs associated with these services, excluding the cost of acquisition and disposition services for which we may pay our advisor a separate fee.
Transfer Agent
Our transfer agent is DST Systems, Inc. and will conduct transfer agency, registrar and supervisory services for us.

COMPENSATION
We have no paid employees. Our advisor and its affiliates manage our day-to-day affairs. We pay our advisor, our property manager, our dealer manager and their affiliates the fees and expense reimbursements described below in connection with performing services for us, and our advisor is entitled to distributions as a special limited partner of the Operating Partnership.
We do not intend to pay our advisor or its affiliates any separate fees for property acquisitions, dispositions, financings (except interest and other payments to the lender in cases where the lender is an affiliate of the advisor) or development, or adopt a long-term incentive plan, although our charter permits us to do so, subject to certain limitations. We do, however, reimburse our advisor and its affiliates for out-of-pocket and other expenses related to the foregoing activities to the extent such expenses are paid by our advisor.
Type of Compensation/Recipient	Determination of Amount	Estimated Amount
Organization and Offering Activities
Upfront Selling Commissions and Dealer Manager Fees(1)(2) – The dealer manager	The dealer manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of up to 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The dealer manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The dealer manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The dealer manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers. No upfront selling commissions or dealer manager fees are paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan.	The actual amount will depend on the number of Class T shares, Class S shares and Class D shares sold and the transaction price of each Class T share, Class S share and Class D share. Aggregate upfront selling commissions will equal approximately $9.7 million if we sell the maximum amount in our primary offering, and aggregate dealer manager fees will equal approximately $1.2 million if we sell the maximum amount in our primary offering, assuming payment of the full upfront selling commissions and dealer manager fees (with a split for Class T shares of 3.0% and 0.5%, respectively), that 50%, 10% and 10% of our offering proceeds are from the sale of each of Class T shares, Class S shares and Class D shares, respectively, and that the transaction prices of our Class T shares, Class S shares and Class D shares remain constant at $10.00.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount
Stockholder Servicing Fees(2)(3) – The dealer manager
Subject to FINRA limitations on underwriting compensation, we pay the dealer manager selling commissions over time as stockholder servicing fees for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers:
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With respect to our outstanding Class T shares, an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class T shares, consisting of an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum; however, with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares.

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With respect to our outstanding Class S shares, an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class S shares on a continuous basis from year to year; and

•
With respect to our outstanding Class D shares, an amount that accrues monthly equal to 1/12th of 0.25% of the aggregate NAV of our outstanding Class D shares on a continuous basis from year to year.

We do not pay a stockholder servicing fee with respect to our outstanding Class I shares.
Actual amounts depend upon the per share NAVs of our Class T shares, Class S shares and Class D shares, the number of Class T shares, Class S shares and Class D shares purchased and when such shares are purchased. For Class T shares, the stockholder servicing fees will equal approximately $2.1 million per annum if we sell the maximum amount. For Class S shares, the stockholder servicing fees will equal approximately $0.4 million per annum if we sell the maximum amount. For Class D shares, the stockholder servicing fees will equal approximately $0.1 million per annum if we sell the maximum amount. In each case, we are assuming that, in our primary offering, 50% of our offering proceeds are from the sale of Class T shares, 10% of our offering proceeds are from the sale of Class S shares and 10% of our offering proceeds are from the sale of Class D shares, that the NAV per share of our Class T shares, Class S shares and Class D shares remains constant at $10.00 and none of our stockholders participate in our distribution reinvestment plan.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

The stockholder servicing fees are paid monthly in arrears. The dealer manager reallows (pays) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Stockholder servicing fees will reduce the NAV or, alternatively, the distributions payable, with respect to Class D shares, Class S shares and Class T shares, including shares issued under our distribution reinvestment plan.
We will cease paying the stockholder servicing fee with respect to any Class D share, Class S share and Class T share held in a stockholder’s account at the end of the month in which the dealer manager in conjunction with the transfer agent determines that total stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (which for any shares issued as deemed distributions will be deemed to be the full, non-discounted offering price of such shares at the time of issuance), or collectively, the Fee Limit. At the end of such month, each such share (including any fractional share) will convert into a number of Class I shares with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our stock, this fee would be paid with respect to a Class T share (in the

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

case of a limit of 8.75% of gross proceeds) or Class S share over approximately 7 years from the date of purchase and with respect to a Class D share over approximately 30 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $0.56 and with respect to a Class D share would total approximately $0.74.
In addition, we will cease paying the stockholder servicing fee on the Class D shares, Class S shares and Class T shares on the earlier to occur of the following: (i) a listing of any class of our common stock (in which case the Class D shares, Class S shares and Class T shares would convert into shares of the applicable listed class of common stock upon such listing or such later date not to exceed twelve months from the date of listing as approved by our board of directors), (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets (in which case the Class D shares, Class S shares and Class T shares would convert into Class I shares) or (iii) the date following the completion of the primary portion of this offering on which we, with the assistance of the dealer manager, determine that underwriting compensation from all sources in connection with this offering, including upfront selling

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

commissions, dealer manager fees, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from this offering (excluding proceeds from the issuances of shares under our distribution reinvestment plan) (in which case the Class D shares, Class S shares and Class T shares would convert into Class I shares).
For a description of the services required from the participating broker-dealer or servicing broker-dealer, see the “Plan of Distribution — Underwriting Compensation — Stockholder Servicing Fees.”

Organization and Offering Expense Reimbursement(2)(4) – The Advisor
We reimburse our advisor for any organization and offering expenses associated with this offering that it incurs on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but excluding upfront selling commissions and the stockholder servicing fee) as and when incurred. Wholesaling compensation expenses of persons associated with the dealer manager will be paid by the advisor without reimbursement from us.
After the termination of this offering, our advisor has agreed
We estimate our organization and offering expenses to be approximately $5,000,000 if we sell $500,000,000 in shares.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount
to reimburse us to the extent that the organization and offering expenses that we incur exceed 15% of our gross proceeds from this offering.
Investment Activities
Acquisition Expense Reimbursement(5) – The Advisor	We do not intend to pay our advisor any acquisition, financing (except interest payments to the lender in cases where the lender is an affiliate of our advisor) or other similar fees in connection with making investments. We will, however, reimburse our advisor for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate debt, whether or not such investments are acquired, and make payments to third parties or certain of our advisor’s affiliates in connection with making investments as described in “—Fees from Other Services” below.	Actual amounts are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.
Operational Activities
Management Fee(6) – The Advisor
We pay our advisor a management fee equal to 1.25% of our NAV (excluding the NAV of the Class P OP Units and Class PX OP Units) per annum payable monthly. Our Operating Partnership pays our advisor a management fee equal to 0.75% of the NAV of the Class P OP Units and Class PX OP Units sold in the OP Unit Private Offering and that are not held by us, per annum, payable monthly.
The management fee may be paid, at our advisor’s election, in cash, Class I shares or Class I OP Units of our Operating Partnership. To the extent that our advisor elects to receive any portion of its management fee in Class I shares or Class I OP Units of our Operating Partnership, we may repurchase such Class I shares or Class I OP Units of our Operating Partnership from our

Actual amounts of the management fee depend upon our aggregate NAV. The management fee attributed to the shares sold in this offering will equal approximately $6 million per annum if we sell $500,000,000 in shares, assuming that the NAV per share of our common stock remains constant at $10.00 plus applicable selling commissions and dealer manager fees.
Actual amounts of out-of-pocket expenses paid by the advisor that we reimburse are dependent upon actual expenses incurred and, therefore, cannot be determined at this time.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

advisor at a later date. The Operating Partnership will repurchase any such Operating Partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our Operating Partnership’s partnership agreement, in which case such Operating Partnership units will be repurchased for shares of our common stock. Our advisor will have the option of exchanging Class I shares for an equivalent amount of Class D shares, Class T shares or Class S shares and will have registration rights with respect to shares of our common stock.
In addition to the organization and offering expense and acquisition expense reimbursements described above, we will reimburse our advisor for out-of-pocket costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, (1) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, and (2) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person. See “Management — The Advisory Agreement —
Management Fee, Performance Participation Allocation and Expense Reimbursements.”

Performance Participation Allocation – Our Advisor	So long as the advisory agreement has not been terminated, our advisor, as the special limited partner of our Operating Partnership, holds a	Actual amounts of the performance participation depend upon the Operating Partnership’s actual annual total return and, therefore, cannot be

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined herein). Such allocation is made annually and accrues monthly.
For a detailed explanation of how the performance participation allocation is calculated, see “Summary of Our Operating Partnership Agreement — Special Limited Partner Interest.” For a hypothetical calculation of the performance participation calculation, see “Compensation — Performance Participation Allocation Example.”
calculated at this time.
Property Management Fee – Strategic Wireless Infrastructure Property Management Company, LLC	In connection with the rental, leasing, operation and management of certain of our assets, we may pay our property manager and its affiliates aggregate fees of up to 3.0% of gross revenues from the assets managed. We also would reimburse the property manager and its affiliates for asset-level expenses that any of them pay or incur on our behalf, including salaries, bonuses and benefits of persons employed by the property manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our manager’s executive officers. Our property manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services, we will pay them customary market fees and may	Not determinable at this time. Because the fees are based on a fixed percentage of gross revenue or market rates, there is no maximum dollar amount of these fees.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount

pay our property manager an oversight fee of up to 1.00% of the gross revenues of the asset managed. In no event will we pay our property manager, our manager or any affiliate both a property management fee and an oversight fee with respect to any particular asset.
We also will pay our property manager a separate fee in connection with leasing assets to new tenants or renewals or expansions of existing contracts with existing tenants in an amount not to exceed the fee customarily charged in arm’s-length transactions by others rendering similar services in the same geographic area for similar assets as determined by a survey of brokers and agents in such area and which is typically less than $1,000. Notwithstanding the foregoing, our advisor and its affiliates may be entitled to receive higher fees if our property manager demonstrates to the satisfaction of a majority of our directors (including a majority of the independent directors) that a higher competitive fee is justified for the services rendered.

Fees from Other Services – Affiliates of the Advisor	We retain certain of our advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services,	Actual amounts depend on to what extent affiliates of our advisor are actually engaged to perform such services.

Type of Compensation/Recipient	Determination of Amount	Estimated Amount
construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Our Operating Partnership or its subsidiary may also issue equity incentive compensation to certain employees of such affiliates for services provided. Any compensation paid to our advisor’s affiliates for any such services will not reduce the management fee or performance participation allocation. Any such arrangements will be at or below market rates. For more information about such services, please see “Risk Factors — Risks Related to Conflicts of Interest.”

(1)
Upfront selling commissions and dealer manager fees for sales of Class D shares, Class S shares and Class T shares may be reduced or waived in connection with volume or other discounts, other fee arrangements or for sales to certain categories of purchasers. See “Plan of Distribution — Underwriting Compensation — Upfront Selling Commissions and Dealer Manager Fees.”

(2)
We will cease paying stockholder servicing fees at the date following the completion of this offering at which total underwriting compensation from any source in connection with this offering equals 10% of the gross proceeds from this offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan). This limitation is intended to ensure that we satisfy the FINRA requirement that total underwriting compensation paid in connection with this offering does not exceed 10% of the gross proceeds of this offering.

(3)
In calculating our stockholder servicing fee, we will use our NAV before giving effect to accruals for the stockholder servicing fee or distributions payable on our stock.

(4)
These amounts represent estimated expenses incurred in connection with our organization and this offering, including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent and certain wholesaling reimbursements. These amounts do not include wholesaling compensation and certain related expenses of persons associated with the dealer manager, which our advisor will pay without reimbursement from us. Under no circumstances may our total organization and offering expenses (including upfront selling commissions, stockholder servicing fees and due diligence expenses) exceed 15% of the gross proceeds from this offering. We also pay a $25.00 fee per subscription agreement to StratCap Advisory Services, LLC, an affiliate of our advisor, for reviewing and processing subscription agreements.

(5)
We will pay all expenses incurred in connection with the acquisition of our investments, including legal and accounting fees and expenses, brokerage commissions payable to unaffiliated third parties, travel expenses, costs of appraisals (including independent appraisals), nonrefundable option payments on property not acquired, engineering, due diligence, transaction support services, title insurance and other expenses related to the selection and acquisition of investments, whether or not acquired. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be paid or reimbursed to the advisor or its affiliates. Acquisition expenses, together with any acquisition fees for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price of the property.
(6)
In calculating our management fee, we use our NAV and the NAV of our Operating Partnership before giving effect to accruals for the management fee, performance participation allocation, stockholder servicing fees or distributions payable on our stock.

Our Total Operating Expenses, including any performance participation allocation made to the advisor with respect to its performance participation interest in the Operating Partnership, will be limited during any four fiscal quarters to the greater of (a) 2.0% of our Average Invested Assets or (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that, based on such unusual and non-recurring factors as they deem sufficient, a higher level of expenses is justified, and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:
•
“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and the performance participation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, as applicable, (ii) property-level expenses incurred at each property, (iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

•
“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

•
“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

See “Management — The Advisory Agreement — Management Fee, Performance Participation Allocation and Expense Reimbursements.”
Performance Participation Allocation Example
The following example illustrates how we would calculate our advisor’s performance participation allocation at the end of the year based on the assumptions set forth in rows A through E of the table below. All amounts are with respect to the units outstanding at the end of the year. Actual results may differ materially from the following example.
A. Beginning NAV	$500,000,000
B. Loss Carryforward Amount	—
C. Net proceeds from new issuances	—
D. Distributions paid (in twelve equal monthly installments)	$20,000,000
E. Change in NAV required to meet 5% annualized internal rate of return(1)	$4,500,000
F. Hurdle Amount(1) (D plus E)	$24,500,000
G. Actual change in NAV	$30,000,000

H. Annual Total Return prior to performance participation allocation (D plus G)	$50,000,000
I. Excess Proceeds (H minus the sum of B and F)	$25,500,000
J. Performance participation allocation is equal to 12.5% of annual Total Return (H) because the annual Total Return exceeds the Hurdle Rate (F) plus loss carryforward account balance (B) with enough Excess Proceeds (I) to achieve the full Catch-Up	$6,250,000

(1)
Amounts rounded to the nearest $100,000. The Hurdle Amount for any period is that amount that results in a 5% annualized internal rate of return on the NAV of the units outstanding at the end of the period. An internal rate of return reflects the timing and amount of all distributions accrued or paid (without duplication) and any issuances or repurchases of such units during the period. Internal rate of return is a metric used in business and asset management to measure the profitability of an investment, and is calculated according to a standard formula that determines the total return provided by gains on an investment over time. We believe our fee structure described herein, including the requirement that a minimum internal rate of return be achieved before our advisor is entitled to any performance allocation, aligns the interests of our stockholders with the advisor in a manner that is typically offered to institutional investors.

CONFLICTS OF INTEREST
We and our operating partnership pay our advisor a management fee regardless of the performance of our portfolio. Our advisor’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We will be required to pay our advisor a management fee in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period.
In addition, our advisor, as the special limited partner of our Operating Partnership, has the ability to earn distributions on its performance participation interest each year based on the total return of our Operating Partnership, which may create an incentive for our advisor to invest in assets with higher yield potential, which are generally riskier or more speculative, or sell an asset prematurely for a gain, in an effort to increase short-term net income and thereby increase the distributions on performance participation interest to which our advisor is entitled. If our interests and those of our advisor are not aligned, the execution of our business plan and our results of operations could be adversely affected, which could adversely affect our results of operations and financial condition.
In addition, we are subject to various conflicts of interest arising out of our relationships with our sponsor, including the advisor and its affiliates, including conflicts related to the arrangements pursuant to which our advisor and its affiliates will be compensated by us. Two members of our board of directors (one of whom serves as chairman of our board of directors), and our chief executive officer, chief financial officer, and president are also executives of the sponsor and/or one or more of its affiliates. There is no guarantee that the policies and procedures adopted by us, the terms of our charter, the terms and conditions of the advisory agreement or the policies and procedures adopted by our advisor, our sponsor and their affiliates, will enable us to identify, adequately address or mitigate these conflicts of interest. Our agreements and compensation arrangements with our advisor and its affiliates were not determined by arm’s-length negotiations. See the section entitled “Compensation” in this prospectus. Transactions between us and our advisor or its affiliates will be subject to approval by our board of directors. Some of the potential conflicts of interest in our transactions with our advisor and its affiliates, and the limitations on our advisor adopted to address these conflicts, are described below.
Affiliates of our advisor have sponsored and may sponsor one or more other real estate investment programs in the future. The officers and key personnel of our advisor may spend a portion of their time on activities unrelated to us. Our advisor and its affiliates employ personnel who have extensive experience in selecting and managing commercial properties similar to the properties sought to be acquired by us.
We may buy assets at the same time as one or more of the other programs by affiliates of our advisor and/or managed by officers and key personnel of our advisor. As a result, they owe duties to each of these entities, their members and limited partners and investors, which duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. However, to the extent that our advisor or its affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to you and the value of our stock. In addition, officers of our advisor or their affiliates and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by our subsidiaries and us. For a discussion of the restrictions we have imposed relating to limits placed upon officers of our advisor and certain of our stockholders, see the section entitled “— Certain Conflict Resolution Procedures” below. In addition, for a description of some of the risks related to these conflicts of interest, see the section of this prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest.”
Interests in Other Real Estate Programs
Affiliates of our advisor act as advisor to and/or executive officers of other real estate programs. Affiliates of our advisor and entities owned or managed by such affiliates may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our advisor and entities owned or managed by such affiliates may form additional real estate investment entities in the future, whether public or private, which may have the same investment objectives and policies as we do and which may be involved in the same geographic area, and such persons may be engaged in sponsoring one or more of such entities at approximately the same time as shares of our common stock are being offered. Our advisor and its affiliates are not obligated to present to us any particular investment opportunity that comes to their attention, unless such opportunity is of a character that might be suitable for investment by us. Our advisor and its affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.
Any affiliated entity, whether or not currently existing, could compete with us in the sale or operation of the properties. We will seek to achieve any operating efficiency or similar savings that may result from affiliated management of competitive properties. However, to the extent that affiliates own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with the affiliate’s property for tenants or purchasers.
Every transaction that we enter into with our advisor or its affiliates is subject to an inherent conflict of interest. Our advisor may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our advisor or any of its affiliates.
Other Activities of Our Advisor and Its Affiliates
We rely on our advisor for the day-to-day operation of our business. As a result of the interests of members of its management in other programs sponsored by affiliates of our advisor and the fact that they also are engaged, and will continue to engage, in other business activities, our advisor and its affiliates have conflicts of interest in allocating their time between us and other programs sponsored by affiliates of our advisor and other activities in which they are involved. However, our advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all of the programs sponsored by affiliates of our advisor and other ventures in which they are involved. The allocation of these corporate resources, and the related expense that may be reimbursed by us, will not be determined on an arm’s-length basis.
In addition, the officers of our advisor also serve as officers of other affiliated entities, including our property manager. As a result, these individuals may owe fiduciary duties to these other entities, which may conflict with their obligations to us and our stockholders.
We may enter into joint ventures with other affiliated programs (as well as other parties or vehicles) for the acquisition of digital infrastructure real estate. Our advisor and its affiliates may have conflicts of interest in determining that an affiliated program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or that may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, our advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the co-venturer and in managing the joint venture. Since our advisor and its affiliates will control both us and any affiliated co-venturer, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. Our charter permits such joint ventures only if a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve our investment as fair and reasonable and on substantially the same terms and conditions as those received by the other joint venturers.
Competition in Acquiring, Leasing and Operating of Properties
A conflict of interest could arise in the acquisition or leasing of properties if we and another program sponsored by affiliates of our advisor targeting the same type of assets as we do were to compete for the same properties or tenants in negotiating leases, or a conflict could arise in connection with the resale of properties if we and another program sponsored by affiliates of our advisor were to attempt to sell similar properties at the same time. Conflicts of interest also may exist at such time as we or our affiliates managing property on our behalf seek to employ developers, contractors or building managers, as well as under other circumstances. Our advisor will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, our advisor will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties.

However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.
Affiliated Dealer Manager
Because StratCap Securities, LLC, our dealer manager, is an affiliate of our advisor, we will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent dealer manager or underwriter in connection with the offering of securities. See the section entitled “Plan of Distribution” in this prospectus.
Affiliated Property Manager
Our properties are managed and leased by our property manager, Strategic Wireless Infrastructure Property Management Company, LLC, which is an affiliate of our advisor, pursuant to a management agreement. Our agreement with our property manager has a one-year term, which may be renewed for an unlimited number of successive one-year terms upon the mutual consent of the parties. Each renewal shall be for a term of no more than one year. It is the duty of our board of directors to evaluate the performance of the property manager annually before renewing the agreement.. We may terminate the agreement in the event of gross negligence or willful misconduct on the part of our property manager. We expect our property manager to also serve as property manager for properties owned by affiliated real estate programs, some of which may be in competition with our properties. Management fees to be paid to our property manager are based on a percentage of the rental income received by the managed properties. For a more detailed discussion of the anticipated fees to be paid for property management services, see the section entitled “Compensation” in this prospectus.
Joint Venture Conflicts of Interest
We may make investments in properties and assets jointly with other investment vehicles sponsored by our sponsor or its affiliates, as well as third parties. We may acquire, develop or otherwise invest in properties and assets through corporations, limited liability companies, joint ventures or partnerships, co-tenancies or other co-ownership arrangements with our sponsor or its affiliates or third parties. Joint ownership of properties, under certain circumstances, may involve conflicts of interest.
Examples of these conflicts include:
•
such partners or co-investors might have economic or other business interests or goals that are inconsistent with our business interests or goals, including goals relating to the financing, management, operation, leasing or sale of properties held in the joint venture or the timing of the termination and liquidation of the joint venture;

•
such partners or co-investors may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT;

•
under joint venture or other co-investment arrangements, neither co-venturer may have the power to control the joint venture and, under certain circumstances, an impasse could result and this impasse could have an adverse impact on the joint venture, which could adversely impact the operations and profitability of the joint venture and/or the amount and timing of distributions we receive from such joint venture; and

•
under joint venture or other co-investment arrangements, each venture partner may have a buy/sell right and, as a result of the exercise of such a right by a co-venturer, we may be forced to sell our interest, or buy a co-venturer’s interest, at a time when it would not otherwise be in our best interest to do so.

Lack of Separate Representation
Morrison & Foerster LLP acts, and may in the future act, as counsel to us, our dealer manager, our advisor and some of their affiliates in connection with this offering or otherwise. There is a possibility that in the future the interests of the various parties may become adverse, and under the Code of Professional Responsibility of the legal profession, Morrison & Foerster LLP may be precluded from representing any one or all of such parties. If a dispute were to arise between our dealer manager, our advisor or any of their affiliates, separate counsel for such matters will be retained as and when appropriate.
Certain Conflict Resolution Procedures and Policies
Our sponsor, our advisor and their affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between our advisor’s fiduciary obligations to us and its and its affiliates’ similar fiduciary obligations to other clients. These procedures and policies also have the effect of reducing firm-wide synergies and collaboration that our advisor could otherwise expect to utilize for purposes of identifying and managing attractive investments. An investment opportunity that is suitable for multiple vehicles of our advisor and its affiliates may not be capable of being shared among some or all of such vehicles due to the limited scale of the opportunity or other factors. There can be no assurance that our advisor’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all vehicles for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.
Our advisory agreement with our advisor requires that our advisor periodically inform our board of directors of the investment opportunities that have been offered to other affiliated programs so that our board of directors can evaluate whether we are receiving our fair share of opportunities. Our advisor is required to inform our board of directors of such investment opportunities quarterly. Our advisor’s success in generating investment opportunities for us and the fair allocation of opportunities among affiliated programs are important criteria in our independent directors’ determination to continue or renew our arrangements with our advisor and its affiliates. Our board of directors has a duty to ensure that our advisor and its affiliates fairly apply this method for allocating investment opportunities among the other affiliated programs. See the “Allocation Policy” section below.
Allocation Policy
Conflicts of interest caused by more than one investment vehicle sponsored by the sponsor, our advisor, or their affiliates having funds available simultaneously for acquiring investments of the type we are targeting will be resolved in good faith by the sponsor, our advisor, or such affiliates. Our advisor will undertake to report to our board of directors, on a quarterly basis, all such investment opportunities and how the allocation of such investment opportunities were resolved. In resolving any such conflicts, the sponsor, through its subsidiary advisors and managers, will take into account a number of factors in allocating the investment opportunities for the vehicles they advise, including but not limited to: (a) which vehicle has available cash (including availability under lines of credit) to acquire an investment; (b) how the investment size, potential leverage, transaction structure and anticipated cash flows affect each vehicle in light of the vehicles targeted returns and cash flow needs; (c) whether the estimated transaction timing will be more advantageous (or possible) for a particular vehicle; (d) how closely aligned the proposed investment is with a vehicle’s investment objectives; (e) whether the proposed investment conforms to the operation parameters of a particular vehicle’s property acquisitions objectives; (f) whether a particular investment vehicle has an existing strategic relationship with the tenant(s), operator, facility, franchisor, or system associated with the investment; (g) whether an investment vehicle has or lacks a geographic presence that would make the investment strategically more important for that vehicle; and (h) whether there would be positive or negative income tax effects on an investment vehicle and its investors relating to the investment opportunity.
Our advisor may (a) cause us to co-invest with other sponsor-affiliated vehicles only upon approval of a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, and (b) cause us to sell investments to (or purchase investments from) other vehicles sponsored by the sponsor, our advisor, or their affiliates only if such sale or purchase is on market terms and is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction.
Review by Independent Directors
Every transaction that we enter into with our advisor or its affiliates will be subject to an inherent conflict of interest. In order to reduce or eliminate certain potential conflicts of interest, our charter requires that a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction determine that the transaction is fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with such affiliate or in invoking powers, rights or options pursuant to any agreement between us and our advisor or any of its affiliates. The independent directors, which may retain their own legal and financial advisors, are empowered to act on any matter permitted under Maryland law. If the independent directors determine that a matter at issue is such that the exercise of independent judgment by the other directors could be compromised, the independent directors must approve the matter.
Among the matters we expect the independent directors to act upon are:
•
the continuation, renewal, or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement and any property management agreements;

•
public offerings of securities;

•
property sales;

•
property acquisitions, subject to certain limitations;

•
transactions with affiliates;

•
compensation of our officers and directors who are affiliated with our advisor;

•
awards under the equity incentive plan;

•
whether and when we seek to list our securities on a national securities exchange;

•
whether and when we seek to become internally managed, which decision could lead to our acquisition of our advisor at a substantial price; and

•
whether and when we seek to sell our company or our assets.

Other Charter Provisions Relating to Conflicts of Interest
Our charter contains many restrictions relating to conflicts of interest, including the following:
Advisor Compensation
The independent directors must evaluate at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by the charter. The independent directors must supervise the performance of our advisor and its affiliates and the compensation we pay to them to determine that the provisions of our compensation arrangements are being carried out and are subject to the limitations of our charter. The independent directors must base this evaluation on the factors set forth below as well as any other factors deemed relevant by the independent directors committee, and such findings will be recorded in the minutes of the board of directors:
The advisory agreement may be terminated without cause or penalty by us (upon approval of a majority of independent directors) or our advisor upon 60 days’ written notice. Furthermore, we may immediately terminate the advisory agreement “for cause” or upon our advisor’s bankruptcy. “Cause” is defined in the advisory agreement to mean fraud, criminal conduct, misconduct or negligent breach of fiduciary duty by our advisor or a material breach of the advisory agreement by our advisor.
In the event the advisory agreement is terminated, the advisor will be entitled to receive its prorated management fee through the date of termination and will cooperate with us and take all reasonable steps requested to assist our board of directors in making an orderly transition of the advisory function. Before selecting a successor advisor, our board of directors must determine that any successor advisor possesses sufficient qualifications to perform the advisory function and to justify the compensation it would receive from us.

Our Acquisitions
We will not purchase or lease real estate assets in which our sponsor, our advisor, any of our directors or any of their affiliates has an interest without a determination by a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the affiliated seller or lessor unless there is substantial justification for the excess amount. Generally, the purchase price that we will pay for any real estate asset will be based on the fair market value of the property as determined by a majority of our directors. In the cases where a majority of our independent directors require, and in all cases in which the transaction is with our sponsor, our advisor, any of our directors, or any of their affiliates, we will obtain an appraisal of fair market value by an independent expert selected by our independent directors. In no event will we acquire any such real estate asset at an amount in excess of its currently appraised value as determined by an independent expert selected by our independent directors not otherwise interested in the transaction.
Mortgage Loans Involving Affiliates.   Our charter prohibits us from investing in or making mortgage loans (excluding any investments in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities) in which the transaction is with our sponsor, our advisor, any of our directors, or any of their affiliates unless an independent expert appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, we must obtain a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title. Our charter prohibits us from making or investing in any mortgage loans (excluding any investments in mortgage pools, commercial mortgage-backed securities or residential mortgage-backed securities) that are subordinate to any mortgage or equity interest of our sponsor, our advisor, any of our directors, or any of our affiliates.
Issuance of Options and Warrants to Certain Affiliates.   Our charter prohibits the issuance of options or warrants to purchase our common stock to the Advisor, the Sponsor, any of our directors or any of their affiliates (i) on terms more favorable than we would offer such options or warrants, if any, to unaffiliated third parties or (ii) in excess of an amount equal to 10% of our outstanding common stock on the date of grant.
Repurchase of Shares of Common Stock.   Our charter prohibits us from paying a fee to our advisor, our sponsor, any of our directors or any of their affiliates in connection with our repurchase of our common stock.
Expense Reimbursements Involving Affiliates.   Our directors and officers and our advisor and its affiliates shall be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner, subject to the limitation on reimbursement of our operating expenses and our share of operating expenses of any joint venture to the extent that they exceed the greater of 2% of our average invested assets or 25% of our net income, as described in this prospectus under the caption “Management — The Advisory Agreement.”
Voting of Shares of Common Stock Owned by the Advisor, its Affiliate or Our Directors.   Our advisor or a director or any of their affiliates may not vote their shares of common stock regarding (i) their removal or (ii) any transaction between any of them and us. In addition, in determining the requisite percentage in interest of shares necessary to approve a matter on which our advisor, such director and any of their affiliates may not vote or consent, any shares owned by any of them will not be included.
Other Loans Involving Affiliates.   Our charter prohibits us from making loans to our sponsor, our advisor, any of our directors or any of their affiliates except for certain mortgage loans as described above and loans to wholly owned subsidiaries. Our charter prohibits us from borrowing money from our sponsor, our advisor, any of our directors or any of their affiliates unless approved by a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction as fair, competitive, and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the same circumstances.
Joint Ventures with Affiliates.   Our charter prohibits us from investing in joint ventures with our sponsor, our advisor, any of our directors or any of their affiliates without approval by a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction as fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers.
Sales or Leases to Affiliates.   Our charter prohibits us from selling or leasing properties to our sponsor, our advisor, any of our directors or any of their affiliates without a determination by a majority of our board of directors, including a majority of the independent directors, not otherwise interested in the transaction that the transaction is fair and reasonable to us.

PRIOR PERFORMANCE SUMMARY
The information presented in this section represents the historical experience of real estate programs sponsored in the last ten years by StratCap and its affiliates. References herein to StratCap include its affiliates. The following summary is qualified in its entirety by reference to the prior performance tables, which can be found in Appendix A of this prospectus.
During the ten years ended December 31, 2021, StratCap sponsored two private real estate programs that invest primarily in real property. The prior programs discussed in this section were neither subject to the fees and expenses associated with this offering, nor all of the laws and regulations that will apply to us as a publicly registered entity. Investors should not assume that they will experience returns, if any that are comparable to those experienced by investors in the prior programs.
Prior Investment Programs
The information presented in this section and in the Prior Performance Tables attached to this prospectus provides relevant summary information on the historical experience of the real estate programs managed over the last ten years by our sponsor, StratCap, including certain officers and directors of StratCap. StratCap has sponsored two prior programs, which were both private programs (as opposed to public programs) and which we will refer to herein as the “Prior Programs.” The prior performance of the Prior Programs previously sponsored by StratCap is not necessarily indicative of the results that we will achieve in this program. For example, the Prior Programs were privately offered and did not bear a fee structure similar to ours, or the additional costs associated with being a publicly registered entity. Both Prior Programs have investment objectives that are similar to this program, but you should not assume that we will experience returns comparable to those experienced by us in the Prior Programs sponsored by StratCap.
We may conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by StratCap. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the “Certain Relationships and Related Transactions” section of this prospectus for additional information.
The Prior Performance Tables set forth information as of the dates indicated regarding certain of the Prior Programs, including (1) experience in raising and investing funds (Table I); (2) compensation to the sponsor and its affiliates (Table II) and (3) annual operating results of prior real estate programs (Table III).
None of the Prior Programs sponsored by StratCap are required to be disclosed in Tables IV or V for the following reasons. Table IV is only applicable if the sponsor has had programs that have completed operations in the most recent five years. None of the Prior Programs sponsored by StratCap have completed their operations in the most recent five years. Table V is only applicable to programs with similar investment objectives that have disposed or sold properties in the most recent three years. None of the Prior Programs sponsored by StratCap with similar investment objectives to the Company have disposed properties in the most recent three years. The purpose of this prior performance information is to enable you to evaluate accurately the experience of the management of our sponsor, Manager and their affiliates in sponsoring like programs.
Summary Information
Capital Raising
During the ten-year period ended December 31, 2021, our Sponsor and its affiliates have sponsored two private real estate programs that collectively raised approximately $145 million. StratCap Securities, LLC, our affiliated dealer manager, was the dealer manager of the Prior Programs. These private real estate programs include: (1) one private real estate investment trust, which raised approximately $39 million from a total of approximately 515 accredited investors and (2) one private real estate investment fund with a REIT subsidiary structure, which raised approximately $106 million from a total of approximately 1,500 accredited investors.

The Prior Programs are no longer raising capital but are in their investment and/or operational phase and could be impacted by the same market conditions to which the Company is subject, such as macroeconomic, geopolitical and other challenges, uncertainties and volatility, such as pandemics. Any of these factors could cause the Prior Programs to alter their investment strategy or generate returns lower than expected or ultimately incur losses.
Until such time as each of the Prior Programs completes their disposition phase, the ultimate performance of such programs is undeterminable given the significant uncertainty surrounding the global economic and real estate markets.
The following table sets forth certain summary information on the two private real estate programs sponsored by our Sponsor and its affiliates.
Name of Program	Type of Program	Launch Year	Program Status
Strategic Data Center Fund, LLC	Private REIT	2018	Operating
Strategic Wireless Infrastructure Fund, LLC	Private Fund with REIT Subsidiary	2019	Operating
Investments
Both private prior real estate programs had investment objectives similar to our own.
Such prior private real estate programs had acquired 84 properties as of December 31, 2021. These properties were acquired for an aggregate purchase price, inclusive of debt, of approximately $99 million, excluding acquisition costs and liabilities assumed. These properties were financed with a combination of debt and offering proceeds.
The following table gives a percentage breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the prior private real estate programs, categorized by type of property, as of December 31, 2021. All of the properties were existing properties.
Investment Program	Data Center	Wireless Infrastructure
Strategic Data Center Fund, LLC	100%	0%
Strategic Wireless Infrastructure Fund, LLC	0%	100%
Dispositions
As of the date of this prospectus, neither Prior Program has disposed of any of its assets.

NET ASSET VALUE CALCULATIONS AND VALUATION GUIDELINES
The following information describes our policies regarding NAV determinations. NAV for each class of stock is based on the net asset values of our investments (including real estate debt and other securities), the addition of any other assets (such as cash on hand), and the deduction of any liabilities, including the allocation/accrual of any performance participation to our advisor, and will also include the deduction of any stockholder servicing fees specifically applicable to such class of stock, in all cases as described below.
General
Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by our advisor and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. Our independent valuation advisor will review our valuation guidelines and methodologies related to investments in real property and certain real estate debt and other securities (as described below) with the advisor and our board of directors at least annually. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.
The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in the Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. The advisor will calculate the fair value of our real estate properties based in part on values provided by third-party independent appraisers and reviewed by our independent valuation advisor. Our advisor may retain additional third-parties to assist with our valuations of certain investments. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.
Our Independent Valuation Advisor
With the approval of our board of directors, including a majority of our independent directors, we have engaged,       , to serve as our independent valuation advisor with respect to our real properties and certain real estate debt and other securities, which will review annual third-party appraisals of our properties and internal valuations prepared by our advisor. Our advisor, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by our advisor for our property and certain real estate debt and other securities valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our advisor is ultimately responsible for the determination of our NAV.
Our independent valuation advisor may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our board of directors, including a majority of our independent directors. We will promptly disclose any changes to the identity or role of our independent valuation advisor in reports we publicly file with the SEC.
Our independent valuation advisor will discharge its responsibilities in accordance with our valuation guidelines. Our board of directors will not be involved in the monthly valuation of our assets and liabilities, but will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. Our NAV per share for each class of stock will be calculated by State Street and such calculation will be reviewed and confirmed by the advisor. Pursuant to our valuation services agreement with our independent valuation advisor, the advisor will receive appraisal reports for our property investments from third-party appraisal firms that have been reviewed by our independent valuation advisor along with the advisor’s own valuation. Based in part on these appraisals, the advisor will render a final valuation in order for State Street to calculate our NAV. The appraisals of our property investments performed by independent third-party appraisal firms and reviewed by our independent valuation advisor will be one of several components considered by our advisor in determining the value of our properties that will be used when State Street calculates our NAV per share for each class of stock.
We have agreed to pay fees to our independent valuation advisor upon its delivery to us of its review reports. We have also agreed to indemnify our independent valuation advisor against certain liabilities arising out of its engagement. The compensation we pay to our independent valuation advisor will not be based on the estimated values of our properties.
Our independent valuation advisor and certain of the independent third-party appraisers and their respective affiliates may from time to time in the future perform other commercial real estate and financial advisory services for our sponsor and its affiliates, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the independent valuation advisor or the applicable appraiser as certified in the applicable appraisal report.
Valuation of Investments
Consolidated Properties
For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs associated with business combinations.
Each property will then be valued by an independent third-party appraisal firm within the first two full months after acquisition and no less than annually thereafter. Annual appraisals may be delayed for a short period in exceptional circumstances. Properties purchased as a portfolio may be valued as a single asset. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice, or the similar industry standard for the country where the property appraisal is conducted, and reviewed by our independent valuation advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated range of gross market value of the property. Concurrent with the appraisal process, the advisor values each property and, taking into account the appraisal, among other factors, determines the appropriate valuation within the range provided by the independent third-party appraisal firm. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (a Designated Member of the Appraisal Institute) or similar designation or, for international appraisals, a public or other certified expert for real estate valuations. We believe our policy of obtaining appraisals by independent third parties meaningfully enhances the accuracy of our NAV calculation. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with our valuation guidelines and will not be considered in the advisor’s valuation of the applicable property until our independent valuation advisor has confirmed the reasonableness of such appraisal.
The advisor will update the valuations of our properties monthly, based on the then most recent annual third-party appraisals and current material market data and other information deemed relevant, with review and confirmation for reasonableness by our independent valuation advisor. These updates to valuations may be outside of the range of values provided in the most recent third-party appraisal. Although monthly reviews of each of our real property valuations will be performed by our independent valuation advisor, such reviews are based on asset and portfolio level information provided by the advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned estimated capital expenditures and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor.
The advisor will monitor our properties for events that the advisor believes may be expected to have a material impact on the most recent estimated values of such property, and will notify our independent valuation advisor of such events. If, in the opinion of the advisor, an event becomes known to the advisor (including through communication with our independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, the advisor will adjust the valuation of such properties, subject to the review and confirmation for reasonableness of our independent valuation advisor. If deemed appropriate by the advisor or our independent valuation advisor, any necessary adjustment will be determined as soon as practicable. Updated appraisals received during the year, if any, may also trigger an adjustment in the value of a property.
For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a wholly-owned property to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by the advisor or our independent valuation advisor which may impact more than a specific property. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time.
In general, we expect that any adjustments to appraised values will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable by the advisor. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may be detrimental to stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.
Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property level financing that may be in place. We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer’s normalized weighted average cost of capital for the subject property. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Under the sales comparison approach, the independent third-party appraiser develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area. The replacement cost approach relies on the principle of substitution, which holds that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution. Because the appraisals performed by the independent third-party appraisal firms and reviewed by our independent valuation advisor, the advisor’s determination of the appropriate valuations for our properties based on the range of values provided in such reports and any subsequent updates to the valuation of our properties made by the advisor involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

In conducting their investigations and analyses, our independent valuation advisor and other independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us, such as (i) historical operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) the revenues and expenses of the property; (iv) information regarding recent or planned estimated capital expenditures; and (v) any other information relevant to valuing the real estate property. Although our independent valuation advisor may review information supplied or otherwise made available by us for reasonableness, it will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and will not undertake any duty or responsibility to verify independently any of such information. Our independent valuation advisor will not make or obtain an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise) other than our real properties. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our independent valuation advisor, our independent valuation advisor will assume that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting currently available estimates and judgments of our management and the advisor, and will rely upon the advisor to advise our independent valuation advisor promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of review.
In performing their analyses, the advisor, our independent valuation advisor and other independent third-party appraisal firms will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, our independent valuation advisor and other independent third-party appraisal firms will assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our independent valuation advisor’s review, opinions and conclusions will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect our independent valuation advisor’s review and conclusions. Our independent valuation advisor’s review reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the review, opinions and conclusions set forth therein. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.
Pursuant to our valuation services agreement with our independent valuation advisor, each individual appraisal report for our assets will be addressed solely to us to assist the advisor in calculating our NAV. The appraisal reports relating to our properties will not be addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing appraisal reports, independent third-party appraisal firms will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.
The advisor’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised. State Street will then incorporate such adjusted valuations into our NAV, which will then be reviewed and confirmed by the advisor.
Unconsolidated Properties Held Through Joint Ventures
Unconsolidated properties held through joint ventures generally will be valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal and we determine the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by the advisor using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.
Valuation of Real Estate Debt and Other Securities
In general, real estate debt and other securities will be valued by the advisor based on market quotations or at fair value determined in accordance with GAAP. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.
Readily available market quotations
Market quotations may be obtained from third-party pricing service providers or, if not available from third-party pricing service providers, broker-dealers for certain of our real estate debt and other securities. When reliable market quotations for real estate debt and other securities are available from multiple sources, the advisor will use commercially reasonable efforts to use two or more quotations and will value such investments based on the average of the quotations obtained. However, to the extent that one or more of the quotations received is determined in good faith by the advisor to not be reliable, the advisor may disregard such quotation if the average of the remaining quotations is determined in good faith to be reliable by the advisor. Securities that are traded publicly on an exchange or other public market (stocks, exchange traded derivatives and securities convertible into publicly-traded securities, such as warrants) will be valued at the closing price of such securities in the principal market in which the security trades.
No readily available market quotations
If market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by the advisor. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations).
Certain investments, such as mortgages and mezzanine loans, are unlikely to have market quotations. In the case of loans acquired by us, such initial value will generally be the acquisition price of such loan. In the case of loans originated by us, such initial value will generally be the par value of such loan. Each such investment will then be valued by the advisor within the first three full months after we make such investment and no less than quarterly thereafter in accordance with the procedures set forth in the immediately following paragraph.
To conduct its initial quarterly valuation and subsequent quarterly revaluations of such investments, the advisor will initially determine if there is adequate collateral real estate value supporting such investments and whether the investment’s yield approximates market yield. If the market yield is estimated to approximate the investment’s yield, then such investment is valued at its par value. If the market yield is not estimated to approximate the investment’s yield, the advisor will project the expected cash flows of the investment based on its contractual terms and discount such cash flows back to the valuation date based on an estimated market yield. Market yield is estimated as of each quarterly valuation date based on a variety of inputs regarding the collateral asset(s) performance, local/macro real estate performance, and capital market conditions, in each case as determined in good faith by the advisor. These factors may include, but are not limited to: purchase price/par value of such real estate debt or other difficult to value securities; debt yield, capitalization rates, loan-to-value ratio, and replacement cost of the collateral asset(s); borrower financial condition, reputation, and indications of intent (e.g., pending repayments, extensions, defaults, etc.); and known transactions or other price discovery for comparable debt investments. In the absence of collateral real estate value supporting such securities, the advisor will consider the residual value to its securities, following repayment of any senior debt or other obligations of the collateral asset(s). For each month that the advisor does not perform a valuation of such investments, it will review such investment to confirm that there have been no significant events that would cause a material change in value of such investment. Our independent valuation advisor will review and confirm the reasonableness of the valuation of our real estate debt and other securities investments without readily available market quotations upon the advisor’s initial quarterly valuation of such investment and each month thereafter.
Our board of directors has delegated to the advisor the responsibility for monitoring significant events that may materially affect the values of our real estate debt and other securities investments and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events. Except as otherwise provided in our valuation guidelines, the valuation of our real estate debt and other securities will not be reviewed by our independent valuation advisor or appraised.
Liabilities
We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to the advisor and dealer manager, any accrued performance participation allocation to the advisor, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to stockholder servicing fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class as described below. Our debt will be valued at fair value in accordance with GAAP. Our advisor has advanced all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees). We will reimburse our advisor for such advanced expenses as and when incurred. For purposes of calculating our NAV, the organization and offering expenses paid by our advisor are not recognized as expenses or as a component of equity and reflected in our NAV until we reimburse our advisor for these costs. For purposes of calculating a monthly NAV, the stockholder servicing fee for each applicable class of shares will be calculated by multiplying the accrued monthly stockholder servicing fee rate (1/12th of the total annual stockholder servicing fee rate for each applicable class of shares) by the aggregate NAV of such class of stock for that month, after adjustment for any net portfolio income or loss, unrealized/realized gains or losses on assets and liabilities, management fee expense and performance participation allocation accrual. Our advisor’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by our independent valuation advisor or appraised.
NAV and NAV Per Share Calculation
Our NAV will be calculated for each class of our stock by          . Our board of directors, including a majority of our independent directors, may replace              with another party, including our advisor, if it is deemed appropriate to do so. The advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by              .
Each class will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines,              calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided periodically by third-party independent valuation firms and reviewed by our independent valuation advisor, as finally determined and updated monthly by the advisor, with review and confirmation for reasonableness by our independent valuation advisor, (2) our real estate debt and other securities for which third-party market quotes are available, (3) our other real estate debt and other securities, if any, and (4) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of stock will only be included in the NAV calculation for that class, the NAV per share for our classes of stock may differ. Operating Partnership units will be valued in the same fashion. Our valuation procedures include the following methodology to determine the monthly NAV of our Operating Partnership and the units. Our Operating Partnership has classes of units that are each economically equivalent to our corresponding classes of stock. Accordingly, on the last day of each month, the NAV per Operating Partnership unit of such units equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our stock, such units will be valued in a manner consistent with these guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.
Our NAV for each class of stock will be based on the net asset values of our investments (including real estate debt and other securities), the addition of any other assets (such as cash on hand), and the deduction of any liabilities (including the allocation/accrual of any performance participation to the advisor and the deduction of any stockholder servicing fees specifically applicable to such class of stock). At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of stock based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, the advisor may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, the advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.
Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand), and the deduction of any other liabilities,              incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of stock, the stockholder servicing fee is calculated as a percentage of the aggregate NAV for such class of stock. At the close of business on the date that is one business day after each record date for any declared distribution, our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of each class as of the record date. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.
The combination of the Class A NAV, Class AX NAV, Class D NAV, Class DX NAV, Class I NAV, Class IX NAV, Class S NAV and Class T NAV equals the aggregate net asset value of our assets, which will consist almost entirely of the value of our interest in the Operating Partnership, less our liabilities, including liabilities related to stockholder servicing fees. The value of our interest in the Operating Partnership is equal to the excess of the aggregate NAV of the Operating Partnership over the portion thereof that would be distributed to any limited partners other than us if the Operating Partnership were liquidated. The aggregate NAV of the Operating Partnership is the excess of the value of the Operating Partnership’s assets (including the fair value of its properties, real estate debt and other securities, cash and other investments) over its liabilities (including the fair value of its debt, any declared and accrued unpaid distributions, any accrued performance participation allocation and the expenses attributable to its operations). The advisor calculates the fair value of the assets and liabilities of the Operating Partnership as directed by our valuation guidelines based upon values received from various sources, as described in more detail above.
Net portfolio income and unrealized/realized gains on assets and liabilities for any month is allocated proportionately among the share classes according to the NAV of the classes at the beginning of the month.
Relationship between NAV and Our Transaction Price
Purchases and repurchases of shares of our common stock are not made based on the current NAV per share of our common stock at the time of purchase or repurchase. Generally, our transaction price will equal our prior month’s NAV. The transaction price will be the price at which we repurchase shares and the price, together with applicable upfront selling commissions and dealer manager fees, at which we offer shares. Although the transaction price will generally be based on our prior month’s NAV per share, such prior month’s NAV may be significantly different from the current NAV per share of the applicable class of stock as of the date on which your purchase or repurchase occurs.

In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase program in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. In cases where our transaction price is not based on the prior month’s NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time. The advisor may determine whether a material change has occurred to our NAV per share since the end of the prior month and whether to set a transaction price that differs from the previous month’s NAV per share, and in such cases, has discretion over what such transaction price will be.
Our transaction price will be made publicly available by posting it on our website at www.strategicwirelessinfrastructurefundii.com and filing a prospectus supplement with the SEC and in certain cases delivered directly to subscribers. Please see the “How to Subscribe” section of this prospectus for additional information on how we communicate a change in our transaction price and the timing of when we accept subscription requests.
As our upfront selling commissions and dealer manager fees are a percentage of the transaction price, any increase or decrease in our transaction price will have a corresponding impact on the absolute amount of fees paid in connection with your purchase and thus the number of shares you would be able to purchase for the same aggregate amount. For example, an increase in the transaction price after your subscription was submitted would result in fewer shares purchased for the same aggregate amount (inclusive of upfront costs).
Limits on the Calculation of Our NAV Per Share
The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments (and other assets and liabilities), or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate properties and, as with any real estate valuation protocol and as described above, the valuation of our properties (and other assets and liabilities) is based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate properties (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of stockholders whose shares are repurchased, existing stockholders or new purchasers of our common stock, as the case may be, depending on the circumstances at the time (for cases in which our transaction price is based on NAV). See “Risk Factors — Any estimated NAV per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved,” “Risk Factors — Our NAV per share amounts may change materially if the appraised values of our real estate assets materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month” and “Risk Factors — It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.”
Additionally, while the methodologies contained in our valuation guidelines are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a significant disruption in relevant markets, a terrorist attack or an act of nature), our ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which we may rely upon in determining the monthly value of our NAV. In these circumstances, a more accurate valuation of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in our advisor’s reasonable judgment, the administration of the valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our investment, alternative methodologies may be applied, provided that our advisor must notify our board of directors at the next scheduled board meeting of any alternative methodologies utilized and their impact on the overall valuation of our investment. Notwithstanding the foregoing, our board of directors may suspend the offering and/or our share repurchase program if it determines that the calculation of our NAV is materially incorrect or unreliable or there is a condition that restricts the valuation of a material portion of our assets.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to sell shares under our share repurchase program and our ability to suspend or terminate our share repurchase program at any time. Our NAV generally does not consider exit costs (e.g., selling costs and commissions and debt prepayment penalties related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.
Our NAV per share does not represent the amount of our assets less our liabilities in accordance with GAAP. We do not represent, warrant or guarantee that:
•
a stockholder would be able to realize the NAV per share for the class of stock a stockholder owns if the stockholder attempts to sell its shares;

•
a stockholder would ultimately realize distributions per share equal to the NAV per share for the class of shares it owns upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•
shares of our common stock would trade at their NAV per share on a national securities exchange;

•
a third party would offer the NAV per share for each class of stock in an arm’s-length transaction to purchase all or substantially all of our stock; or

•
the NAV per share would equate to a market price of an open-ended real estate fund.

            , 2022 NAV Per Share
Our total NAV presented in the following tables includes the NAV of the holders of our Class A shares, Class AX shares, Class D shares, Class DX shares, Class I shares and Class IX shares, as well as partnership interests of the Operating Partnership held by parties other than us. The following table provides a breakdown of the major components of our total NAV as of             , 2022 ($ and shares in thousands):
Components of NAV	,2022
Investments in real estate	$
Investments in real estate debt
Investments in unconsolidated entities
Cash and cash equivalents
Restricted cash
Other assets
Mortgage notes, term loans, and revolving credit facilities, net
Secured financings on investments in real estate debt
Subscriptions received in advance
Other liabilities
Accrued performance participation allocation
Management fee payable
Accrued stockholder servicing fees(1)
Non-controlling interests in joint ventures
Net asset value	$
Number of outstanding shares/units

(1)
Stockholder servicing fees only apply to Class D shares and Class DX shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sold the Class D shares and Class DX shares. As of             , 2022, we accrued under GAAP

$             of stockholder servicing fees payable to the dealer manager related to the Class D shares and Class DX shares sold. The dealer manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of             , 2022 ($ and shares/units in thousands, except per share/unit data):
NAV Per Share/Unit	Class A Shares	Class AX Shares	Class D Shares	Class DX Shares	Class I Shares	Class IX Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$	$	$	$	$	$	$	$
Number of outstanding shares/units
NAV Per Share/Unit as of , 2022	$	$	$	$	$	$	$

(1)
Includes the partnership interests of the Operating Partnership held by our advisor, Class P and Class PX unitholders, and other Operating Partnership interests held by parties other than us.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the             , 2022 valuations, based on property types.
Property Type	Discount Rate	Exit Capitalization Rate
Cell Towers	%	%
Wireless Easements & Lease Assignments	%	%
Fiber Networks	%	%
Digital Exchange Centers	%	%
Real Estate Related Assets	%	%
Telecommunications Infrastructure	%	%
Other	%	%
These assumptions are determined by our advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:
Input	Hypothetical Change	Cell Towers Investment Values	Wireless Easements & Lease Assignments Investment Values	Fiber Networks Investment Values	Digital Exchange Centers Investment Values	Real Estate-Related Assets Investment Values	Telecommunications Infrastructure Investment Values	Other Investment Values
Discount Rate	[0.25% decrease]	%	%	%	%	%	%	%
(weighted average)	[0.25% increase]	%	%	%	%	%	%	%
Exit Capitalization Rate	[0.25% decrease]	%	%	%	%	%	%	%
(weighted average)	[0.25% increase]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
            , 2022 NAV Per Share
Our total NAV presented in the following tables includes the NAV of the holders of our Class A shares, Class AX shares, Class D shares, Class DX shares, Class I shares and Class IX shares, as well as partnership interests of the Operating Partnership held by parties other than us. The following table provides a breakdown of the major components of our total NAV as of             , 2022 ($ and shares in thousands):

Components of NAV	,2022
Investments in real estate	$
Investments in real estate debt
Investments in unconsolidated entities
Cash and cash equivalents
Restricted cash
Other assets
Mortgage notes, term loans, and revolving credit facilities, net
Secured financings on investments in real estate debt
Subscriptions received in advance
Other liabilities
Accrued performance participation allocation
Management fee payable
Accrued stockholder servicing fees(1)
Non-controlling interests in joint ventures
Net asset value	$
Number of outstanding shares/units

(1)
Stockholder servicing fees only apply to Class D shares and Class DX shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sold the Class D shares and Class DX shares. As of             , 2022, we accrued under GAAP $             of stockholder servicing fees payable to the Dealer Manager related to the Class D shares and Class DX shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of             , 2022 ($ and shares/units in thousands, except per share/unit data):
NAV Per Share/Unit	Class A Shares	Class AX Shares	Class D Shares	Class DX Shares	Class I Shares	Class IX Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$	$	$	$	$	$	$	$
Number of outstanding shares/units
NAV Per Share/Unit as of , 2022	$	$	$	$	$	$	$

(1)
Includes the partnership interests of the Operating Partnership held by our advisor, Class P and Class PX unitholders, and other Operating Partnership interests held by parties other than us.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the          , 2022 valuations, based on property types.
Property Type	Discount Rate	Exit Capitalization Rate
Cell Towers	%	%
Wireless Easements & Lease Assignments	%	%
Fiber Networks	%	%
Digital Exchange Centers	%	%

Property Type	Discount Rate	Exit Capitalization Rate
Real Estate Related Assets	%	%
Telecommunications Infrastructure	%	%
Other	%	%
These assumptions are determined by our advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:
Input	Hypothetical Change	Cell Towers Investment Values	Wireless Easements & Lease Assignments Investment Values	Fiber Networks Investment Values	Digital Exchange Centers Investment Values	Real Estate-Related Assets Investment Values	Telecommunications Infrastructure Investment Values	Other Investment Values
Discount Rate	[0.25% decrease]	%	%	%	%	%	%	%
(weighted average)	[0.25% increase]	%	%	%	%	%	%	%
Exit Capitalization Rate	[0.25% decrease]	%	%	%	%	%	%	%
(weighted average)	[0.25% increase]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
The following table presents our monthly NAV per share for each of the six classes of common stock:
Date	Class A	Class AX	Class D	Class DX	Class I	Class IX
, 2022	$	$	—	$		$
, 2022	$	$	—	$		$
, 2022	$	$	—	$		$
, 2022	$	$	—	$		$

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth, as of          , 2022, information regarding the number and percentage of shares of our common stock owned by each director, our executive officers, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days. The address for each of the persons named below is in care of our principal executive offices at 260 Mason Street, Greenwich, CT 06830.
Name of Beneficial Owner	Number of Class IX Shares Beneficially Owned	Percent of Shares Beneficially Owned
StratCap Investment Management, LLC	20,000	$
Directors
Todd A. Rowley	(1)
James Condon	(2)
Daniel Green			*
Kathleen Mitchell			*
Jeffery Hersh			*
Executive Officers
Scott Corkery	(3)
All current executive officers and directors as a group (6 persons)		$

*
Represents less than 1%.

(1)
Mr. Rowley is a Managing Director of StratCap Investment Management, LLC, which directly owns 20,000 Class IX shares. Mr. Rowley disclaims beneficial ownership of the shares held by StratCap Investment Management, LLC, except to the extent of his pecuniary interest.

(2)
Mr. Condon is a Managing Partner of StratCap Investment Management, LLC, which directly owns 20,000 Class IX shares. Mr. Condon disclaims beneficial ownership of the shares held by StratCap Investment Management, LLC, except to the extent of his pecuniary interest.

(3)
Mr. Corkery is a Managing Director of StratCap Investment Management, LLC, which directly owns 20,000 Class IX shares. Mr. Corkery disclaims beneficial ownership of the shares held by StratCap Investment Management, LLC, except to the extent of his pecuniary interest.

INVESTMENT BY CERTAIN TAX-EXEMPT ENTITIES, INCLUDING RETIREMENT PLANS, AND ERISA CONSIDERATIONS
The following is a summary of some non-tax considerations associated with an investment in shares of our common stock by a qualified employee pension benefit plan or an IRA or by an entity that includes such assets. This summary is based on provisions of ERISA and the Internal Revenue Code, as amended through the date of this prospectus, and relevant regulations and opinions issued by the Department of Labor and the Internal Revenue Service. We cannot assure you that adverse tax decisions or legislative, regulatory or administrative changes which would significantly modify the statements expressed herein will not occur. Any such changes may or may not apply to transactions entered into prior to the date of their enactment. Each fiduciary of an employee pension benefit plan subject to ERISA, such as a profit sharing, section 401(k) or pension plan, or of any other retirement plan or account subject to Section 4975 of the Internal Revenue Code, such as an IRA, or any entity that includes such assets, which we refer to collectively as the “Benefit Plans,” seeking to invest plan assets in shares of our common stock must, taking into account the facts and circumstances of such Benefit Plan, consider, among other matters:
•
whether the investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;

•
whether, under the facts and circumstances attendant to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•
whether the investment will produce UBTI to the Benefit Plan (see “Material U.S. Federal Income Tax Considerations — Taxation of Tax-Exempt Holders of Our Common Stock”); and

•
the need to value the assets of the Benefit Plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the following duties:
•
to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•
to invest plan assets prudently;

•
to diversify the investments of the plan unless it is clearly prudent not to do so;

•
to ensure sufficient liquidity for the plan; and

•
to consider whether an investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code.

ERISA also requires that the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan. Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit specified transactions involving the assets of a Benefit Plan which are between the plan and any “party in interest” or “disqualified person” with respect to that Benefit Plan. These transactions are prohibited regardless of how beneficial they may be for the Benefit Plan. Prohibited transactions include the sale, exchange or leasing of property, the lending of money or the extension of credit between a Benefit Plan and a party in interest or disqualified person, and the transfer to, or use by, or for the benefit of, a party in interest, or disqualified person, of any assets of a Benefit Plan. A fiduciary of a Benefit Plan also is prohibited from engaging in self-dealing, acting for a person who has an interest adverse to the plan or receiving any consideration for its own account from a party dealing with the plan in a transaction involving plan assets.
All investors, including Benefit Plan fiduciaries, should be aware that neither the Company, the advisor, the sponsor, the dealer manager nor any of their respective officers, directors, employees and affiliates is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the offering or purchase of our common stock and that the advisor and the dealer manager have financial interests associated with the purchase of our common stock, including the fees, expense reimbursements and other payments and distributions they anticipate receiving from the Company in connection with the purchase of our common stock.

Plan Asset Considerations
In order to determine whether an investment in shares of our common stock by Benefit Plans creates or gives rise to the potential for either prohibited transactions or the commingling of assets referred to above, a fiduciary must consider whether an investment in shares of our common stock will cause our assets to be treated as assets of the investing Benefit Plans. U.S. Department of Labor Regulations provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a Benefit Plan when the plan invests in that entity, which we refer to as the “Plan Assets Regulation.”
Under the Plan Assets Regulation, the assets of corporations, partnerships or other entities in which a Benefit Plan makes an equity investment will generally be deemed to be assets of the Benefit Plan unless the entity satisfies one of the exceptions to this general “look-through” rule.
In the event that our underlying assets were treated by the Department of Labor as the assets of investing Benefit Plans, our management would be treated as fiduciaries with respect to each Benefit Plan stockholder, and an investment in shares of our common stock might constitute an ineffective delegation of fiduciary responsibility to the advisor, and expose the fiduciary of the Benefit Plan to co-fiduciary liability under ERISA for any breach by the advisor of the fiduciary duties mandated under ERISA.
If the advisor or affiliates of the advisor were treated as fiduciaries with respect to Benefit Plan stockholders, the prohibited transaction restrictions of ERISA and the Internal Revenue Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with entities that are affiliated with us or our affiliates or restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Benefit Plan stockholders with the opportunity to sell their shares of common stock to us or we might dissolve or terminate. If a prohibited transaction were to occur, the Internal Revenue Code imposes an excise tax equal to 15% of the amount involved per year prior to correction, and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected.” These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, the advisor and possibly other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities, or a non-fiduciary participating in a prohibited transaction, could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach, and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in shares of our common stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Internal Revenue Code and could also result in excise taxes with respect to an early “deemed distribution” of the IRA.
The Plan Assets Regulation provides that the underlying assets of an entity, including a REIT, will not be treated as assets of a Benefit Plan investing therein if the interest the Benefit Plan acquires is a “publicly offered security.” The definition of publicly offered securities requires that such securities be “widely held,” “freely transferable” and satisfy registration requirements under federal securities laws.
Under the Plan Assets Regulation, a class of securities will meet the registration requirements under federal securities laws if they are (1) part of a class of securities registered under section 12(b) or 12(g) of the Exchange Act or (2) part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. We anticipate that we will meet these registration requirements under the Plan Assets Regulation. Also under the Plan Assets Regulation, a class of securities will be “widely held” if it is held by 100 or more persons independent of the issuer. We believe that this requirement will be met with respect to Class T, Class S, Class D and Class I shares. Although all classes of our shares are intended to satisfy the registration requirements under this definition, and we expect that our securities will be “widely-held,” the “freely transferable” requirement must also be satisfied in order for us to qualify for the “publicly offered securities” exception.

Whether a security is “freely transferable” depends upon the particular facts and circumstances. Shares of our common stock are subject to certain restrictions on transferability, including restrictions intended to ensure that we continue to qualify for federal income tax treatment as a REIT and restrictions to comply with federal and state securities laws. The regulation provides, however, that where the minimum investment in a public offering of securities is $10,000 or less, the presence of a restriction on transferability intended to prohibit transfers which would result in (1) a termination or reclassification of the entity for state or federal tax purposes or (2) a violation of any state or federal statute or regulation, will not ordinarily affect a determination that such securities are freely transferable. The minimum investment in Class T, Class S, Class D and Class I shares of our common stock is less than $10,000; thus, the restrictions imposed in order to maintain our status as a REIT and to comply with federal and state securities laws and regulations (including state laws and regulations with respect to investor suitability) should not cause the shares of common stock to be deemed not freely transferable. Although there can be no assurance that the freely transferable requirement will be met with respect to these classes of shares, we believe that these classes of shares should be treated as “freely transferable.”
Taking into account all of the relevant facts and circumstances, including those referred to in the preceding paragraph, and assuming that the offering takes place as described in this prospectus, we believe that shares of our common stock should constitute “publicly offered securities” and, accordingly, our underlying assets should not be considered “plan assets” under the Plan Assets Regulation. No assurance can be given, however, that the publicly offered securities exception will apply. If our underlying assets are not deemed to be “plan assets,” the issues discussed in the second and third paragraphs of this “Plan Assets Considerations” section are not expected to arise.
Other Prohibited Transactions
Regardless of whether the shares of common stock qualify for the “publicly offered security” exception of the Plan Assets Regulation, a prohibited transaction could occur if we, the advisor, any selected dealer or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any Benefit Plan purchasing the shares of common stock. Accordingly, unless an administrative or statutory exemption applies, shares of common stock should not be purchased using assets of a Benefit Plan with respect to which any of the above persons is a fiduciary. A person is a fiduciary with respect to a Benefit Plan under Section 3(21) of ERISA if, among other things, the person has discretionary authority or control with respect to “plan assets” or provides investment advice for a fee with respect to “plan assets.” Under a regulation issued by the Department of Labor, a person shall be deemed to be providing investment advice if that person renders advice as to the advisability of investing in shares of our common stock and that person regularly provides investment advice to the Benefit Plan pursuant to a mutual agreement or understanding (written or otherwise) (1) that the advice will serve as the primary basis for investment decisions and (2) that the advice will be individualized for the Benefit Plan based on its particular needs.
Annual Valuation
A fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report reflecting that value with the Department of Labor. When the fair market value of any particular asset is not available, the fiduciary is required to make a good faith determination of that asset’s “fair market value” assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA must provide an IRA participant with a statement of the value of the IRA each year.
In discharging its obligation to value assets of a plan, a fiduciary subject to ERISA must act consistently with the relevant provisions of the plan and the general fiduciary standards of ERISA. It is not currently intended that the shares of our common stock will be listed on a national securities exchange, nor is it expected that a public market for the shares of common stock will develop. To date, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how a plan fiduciary should determine the “fair market value” of the shares of our common stock, namely when the fair market value of the shares of common stock is not determined in the marketplace. Therefore, to assist fiduciaries in fulfilling their valuation and annual reporting responsibilities with respect to ownership of shares of common stock, we intend to provide reports of our annual determinations of the current value of our net assets per outstanding share to those fiduciaries (including IRA trustees and custodians) who identify themselves to us and request the reports. However, because the repurchase of our common stock may be limited as to timing and as to the amount of shares of common stock that can be repurchased, you may not be able to realize the current NAV per share for your common stock at any given time. Accordingly, there can be no assurance that such determinations of current net asset value per share will satisfy the applicable annual valuation requirements under ERISA or the Internal Revenue Code.
The foregoing requirements of ERISA and the Internal Revenue Code are complex and subject to change. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own financial representatives regarding an investment in our shares.

DESCRIPTION OF CAPITAL STOCK
We were formed under the laws of the State of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws. The following summary of the terms of our stock is a summary of all material provisions concerning our stock and you should refer to the MGCL and our charter and bylaws for a full description. The following summary is qualified in its entirety by the more detailed information contained in our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. You can obtain copies of our charter and bylaws and every other exhibit to our registration statement. See the “Where You Can Find More Information” section below.
Under our charter, we have authority to issue a total of 700,000,000 shares of capital stock. Of the total shares of stock authorized, 600,000,000 shares are classified as common stock with a par value of $0.01 per share,          of which are classified as Class A shares,          of which are classified as Class AX shares,           of which are classified as Class D shares,           of which are classified as Class DX shares,          of which are classified as Class I shares,           of which are classified as Class IX shares,          of which are classified as Class S shares and          of which are classified as Class T shares, and 100,000,000 shares are classified as preferred stock with a par value $0.01 per share, 125 of which are classified as shares of 12.0% Series A Redeemable Cumulative Preferred Stock, or the Series A Preferred Stock. In addition, our board of directors may amend our charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
Common Stock
Subject to the restrictions on ownership and transfer of stock set forth in our charter and except as may otherwise be specified in our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. With respect to (i) any amendment of our charter that would materially and adversely affect the rights, preferences and privileges of only a particular class of common stock, (ii) any matter submitted to stockholders that relates solely to a particular class of common stock or (iii) any matter submitted to stockholders in which the interests of a particular class of common stock differ from the interests of all other classes of common stock, only the affirmative vote of the holders of a majority of such affected class of common stock, with no other class of common stock voting except such affected class of common stock voting as a separate class, will be required. Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in our charter regarding the restriction on ownership and transfer of stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors (or a committee of the board of directors) and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Upon issuance for full payment in accordance with the terms of this offering, all shares of our common stock issued in the offering will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares of stock that we issue.
Our charter also contains a provision permitting our board of directors, without any action by our stockholders, to classify or reclassify any unissued common stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any new class or series of shares of stock.
We will generally not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. DST Systems, Inc. acts as our registrar and as the transfer agent for our stock. Transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to you at no charge upon written request.

Class T shares and Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of our advisor, our sponsor or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.. In certain cases, where a holder of Class D shares, Class S shares or Class T shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an amount of Class I shares based on the equivalent NAV per share. Before making your investment decision, please consult with your financial professional regarding your account type and the classes of common stock you may be eligible to purchase.
Class D shares
Each Class D share issued in the primary offering is subject to an upfront selling commission of up to 1.5% of the transaction price of each Class D share sold in the offering on the date of the purchase. The dealer manager anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers.
We pay the dealer manager selling commissions over time as a stockholder servicing fee with respect to our outstanding Class D shares; the stockholder servicing fee amount with respect to our outstanding Class D shares will equal 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares sold pursuant to our distribution reinvestment plan. The stockholder servicing fees are paid monthly in arrears. The dealer manager reallows (pays) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.
Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
We will cease paying the stockholder servicing fee with respect to any Class D share held in a stockholder’s account at the end of the month in which the dealer manager in conjunction with the transfer agent determines that total upfront selling commissions and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan upon the reinvestment of distributions paid with respect thereto or with respect to shares issued under our distribution reinvestment plan directly or indirectly attributable to such shares). At the end of such month, such Class D share (including any fractional share) will convert into a number of Class I shares with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our stock, this fee would be paid with respect to a Class D share over approximately 30 years from the date of purchase, assuming opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class D share would total approximately $0.74.
Class I shares
No upfront selling commissions or stockholder servicing fees are paid for sales of any Class I shares.
Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of our advisor, our sponsor or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class D shares, Class S shares or Class T shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an amount of Class I shares based on the equivalent NAV per share.
Class S shares
Each Class S share issued in the primary offering is subject to an upfront selling commission of up to 3.5% of the transaction price of each Class S share sold in the offering on the date of the purchase. The dealer manager anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers.
We pay the dealer manager selling commissions over time as a stockholder servicing fee with respect to our outstanding Class S shares; the stockholder servicing fee amount with respect to our outstanding Class S shares will equal 0.85% per annum of the aggregate NAV of our outstanding Class S shares. The stockholder servicing fees are paid monthly in arrears. The dealer manager reallows (pays) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.
The upfront selling commission is not payable in respect of any Class S shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the stockholder servicing fee payable with respect to all our outstanding Class S shares.
We will cease paying the stockholder servicing fee with respect to any Class S share held in a stockholder’s account at the end of the month in which the dealer manager in conjunction with the transfer agent determines that total upfront selling commissions and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan upon the reinvestment of distributions paid with respect thereto or with respect to shares issued under our distribution reinvestment plan directly or indirectly attributable to such shares). At the end of such month, such Class S share (including any fractional share) will convert into a number of Class I shares with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our stock, this fee would be paid with respect to a Class S share over approximately seven years from the date of purchase, assuming payment of the full upfront selling commissions, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class S share would total approximately $0.56.
Class T shares
Each Class T share issued in the primary offering is subject to an upfront selling commission of up to 3.0%, and an upfront dealer manager fee of 0.5%, of the transaction price of each Class T share sold in the offering on the date of the purchase; however, such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The dealer manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.
We pay the dealer manager selling commissions over time as a stockholder servicing fee with respect to our outstanding Class T shares; the stockholder servicing fee amount with respect to our outstanding Class T shares will equal 0.85% per annum of the aggregate NAV of our outstanding Class T shares. For each Class T share, this stockholder servicing fee consists of an advisor stockholder servicing fee and a dealer stockholder servicing fee. We expect that generally the advisor stockholder servicing fee will equal 0.65% per annum and the dealer stockholder servicing fee will equal 0.20% per annum of the aggregate NAV for each Class T share. However, with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. The stockholder servicing fees are paid monthly in arrears. The dealer manager reallows (pays) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.
The upfront selling commission and dealer manager fee are each not payable in respect of any Class T shares sold pursuant to our distribution reinvestment plan, but such shares will be charged the stockholder servicing fee payable with respect to all our outstanding Class T shares.
We will cease paying the stockholder servicing fee with respect to any Class T share held in a stockholder’s account at the end of the month in which the dealer manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or a lower limit as set forth in the applicable agreement between the dealer manager and a participating broker-dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan upon the reinvestment of distributions paid with respect thereto or with respect to shares issued under our distribution reinvestment plan directly or indirectly attributable to such shares). At the end of such month, such Class T share (including any fractional share) will convert into a number of Class I shares with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our stock, this fee would be paid with respect to a Class T share (in the case of a limit of 8.75% of gross proceeds) over approximately seven years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for this time period, this fee with respect to a Class T share would total approximately $0.56.
Other Terms of Common Stock
If not already converted into Class I shares, upon a determination that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such shares would exceed the applicable limit as described in the “— Class D shares,” “— Class S shares” and “— Class T shares” sections above, each Class D share, Class S share and Class T share (including any fractional shares) held in a stockholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class I shares with an equivalent NAV as such share on the earliest of (i) our merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of our assets or (ii) after termination of the primary portion of the offering in which such Class D shares, Class S shares and Class T shares were sold, the end of the month in which we, with the assistance of the dealer manager, determine that all underwriting compensation from all sources in connection with the offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds of the primary portion of the offering. In addition, upon the listing of a class of common stock or such later date or dates not to exceed twelve months from the date of listing as shall be approved by our board of directors, each share of the class or classes of common stock that are not so listed will automatically and without any action on the part of the holder thereof convert into a number of shares of the class of common stock that is listed with an equivalent NAV as such share.
Preferred Stock
Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval, and to establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of each class or series of preferred stock so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock.
However, the voting rights per share of any series or class of preferred stock sold in a private offering may not exceed voting rights which bear the same relationship to the voting rights of a publicly held share as the consideration paid to us for each privately-held preferred share bears to the book value of each outstanding publicly held share. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a liquidation preference in the event we liquidate, dissolve or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.
Series A Preferred Stock
In order for us to qualify as a REIT and satisfy the principles of Section 856(a)(5) of the Code, our stock must be beneficially owned by 100 or more persons. Therefore, on December 17, 2021, we issued 125 shares of Series A Preferred Stock to 125 investors. The Series A Preferred Stock entitles the holders thereof to receive cumulative cash dividends at a rate per annum of 12.0% of the liquidation preference of $1,000 per share plus all accumulated and unpaid dividends thereon. We generally may not declare or pay, or set apart for payment, any dividend or other distribution on any shares of our stock ranking junior to the Series A Preferred Stock as to dividends, including our common stock, or redeem, repurchase or otherwise make payments on any such shares, unless full, cumulative dividends on all outstanding shares of Series A Preferred Stock have been declared and paid or set apart for payment for all past dividend periods. The holders of the Series A Preferred Stock generally have no voting rights except in limited circumstances, including certain amendments to our charter and the authorization or issuance of equity securities senior to or on parity with the Series A Preferred Stock.
The Series A Preferred Stock is not convertible into shares of any other class or series of our stock.
The Series A Preferred Stock is senior to all other classes and series of shares of our stock as to dividend and redemption rights and rights upon our liquidation, dissolution and winding up. Holders of outstanding shares of Series A Preferred Stock are entitled to a liquidation preference of $1,000 per share plus all accrued and unpaid dividends thereon and any redemption premium then in effect.
Upon written notice to each record holder of our Series A Preferred Stock as to the effective date of redemption, we may redeem the shares of our outstanding Series A Preferred Stock at our option, in whole or in part, at any time for cash at a redemption price equal to $1,000 per share, for a total of $125,000 for the 125 shares outstanding, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption, plus a redemption premium of $50 per share if the shares are redeemed on or before December 31, 2023. Shares of the Series A Preferred Stock that are redeemed shall no longer be deemed outstanding shares of the Company and all rights of the holders of such shares will terminate.
Meetings and Special Voting Requirements
An annual meeting of the stockholders will be held each year, upon reasonable notice to our stockholders, but no sooner than 30 days after delivery of our annual report to stockholders. Special meetings of stockholders may be called only by a majority of our directors, a majority of our independent directors or our chief executive officer, our president or the chairman of our board of directors and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast on such matter at the meeting. Upon receipt of a written request stating the purpose of any such special meeting, our secretary will provide a written notice to our stockholders within 10 days of receipt of such written request, stating the purpose of the meeting and setting a meeting date not less than 15 nor more than 60 days after the distribution of such notice. The presence either in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast on such matter at the meeting on any matter will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described in the next paragraph and except that the affirmative vote of a majority of the shares of voting stock represented in person or by proxy at a meeting at which a quorum is present is required to elect a director.
Under the MGCL and our charter, stockholders generally are entitled to vote at a duly held meeting at which a quorum is present on (1) amendments to our charter, (2) our liquidation and dissolution, (3) a merger, consolidation, conversion, statutory share exchange or sale or other disposition of all or substantially all of our assets, (4) election or removal of our directors, and (5) such other matters that our board of directors has declared advisable and directed be submitted to our stockholders for approval or ratification. Except with respect to the election of directors or as otherwise provided in the MGCL or our charter, the vote of stockholders entitled to cast a majority of all the votes entitled to be cast is required to approve any such action, and no such action can be taken by our board of directors without such majority vote of our stockholders. In addition, although the NASAA REIT Guidelines indicate that stockholders are permitted to amend our charter or terminate us without the necessity for concurrence by our board of directors, we are required to comply with the MGCL, which provides that any amendment to our charter or any dissolution of our company must first be declared advisable by our board of directors. Therefore, except with respect to the election or removal of our directors, prior to a stockholder vote, our board of directors must first adopt a resolution declaring that the proposed action is advisable and directing the matter to be submitted to the stockholders. Accordingly, the only proposals to amend our charter or to dissolve our company that will be presented to our stockholders will be those that have been declared advisable by our board of directors. Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 of the MGCL unless our board of directors determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights. Stockholders have the power, without the concurrence of the directors, to remove a director from our board of directors with or without cause, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.
Stockholders are entitled to receive a copy of our stockholder list upon request. The list provided by us will include each stockholder’s name, address and telephone number and number of shares of stock owned by each stockholder and will be sent within 10 days of our receipt of the request. The stockholder list will be maintained as part of our books and records and will be available for inspection by any stockholder or the stockholder’s designated agent at our corporate offices upon the request of a stockholder. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. The copy of the stockholder list will be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than ten-point type). A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. The purposes for which a stockholder may request a copy of the stockholder list include, but are not limited to, matters relating to stockholders’ voting rights, the exercise of stockholder rights under federal proxy laws and any other proper purpose. If the advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of our stockholder list as requested, the advisor and/or our board of directors, as the case may be, will be liable to any stockholder requesting our stockholder list for the costs, including reasonable attorneys’ fees, incurred by that stockholder for compelling the production of our stockholder list, and for actual damages suffered by any such stockholder by reason of such refusal or neglect. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of our stockholder list is to secure such list or other information for the purpose of selling our stockholder list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to our affairs. We have the right to request that a requesting stockholder represent to us that the list will not be used to pursue commercial interests unrelated to such stockholder’s interest in us. The remedies provided by our charter to stockholders requesting copies of our stockholder list are in addition to, and will not in any way limit, other remedies available to stockholders under federal law, or the laws of any state.
In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies by a stockholder for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholder may make the distribution of such materials.
Furthermore, pursuant to our charter, any stockholder and any designated representative thereof will be permitted access to our corporate records to which such stockholder is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Under Maryland law, stockholders are entitled to inspect and copy only our bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements and statements of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Because our stockholders are entitled to inspect only those corporate records that stockholders are entitled to inspect and copy under Maryland law, our stockholders will not be entitled to inspect and copy the minutes of the meetings of our board of directors, which are records that certain states other than Maryland allow corporate stockholders to inspect and copy. Requests to inspect and/or copy our corporate records must be made in writing to: Strategic Wireless Infrastructure Fund II, Inc., 260 Mason Street, Greenwich, CT 06830. It is the policy of our board of directors to comply with all proper requests for access to our corporate records in conformity with our charter and Maryland law.
Restrictions on Ownership and Transfer
Our charter contains restrictions on the number of shares of our stock that a person or group may own. No person or group may acquire or hold, directly or indirectly through application of constructive ownership rules, in excess of 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding stock of all classes or series unless they receive an exemption (prospectively or retroactively) from our board of directors.
Subject to certain limitations, our board of directors, in its sole discretion, may exempt a person prospectively or retroactively from, or modify, these limits, subject to such terms, conditions, representations and undertakings as required by our charter and as our board of directors may determine. Our board of directors has granted limited exemptions to certain persons who directly or indirectly own our stock, including directors, officers and stockholders controlled by them or trusts for the benefit of their families.
Our charter further prohibits any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and any person from transferring shares of our stock if the transfer would result in our stock being beneficially owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the trust, as described below, is required to give us immediate written notice, or in the case of a proposed or attempted transaction, give at least 15 days prior written notice, and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with such restrictions is no longer required for us to qualify as a REIT.
Any attempted transfer of our stock which, if effective, would result in violation of the above limitations, except for a transfer which results in shares of our stock being beneficially owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee will acquire no rights in such shares, will cause the number of shares causing the violation, rounded to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day, as defined in our charter, prior to the date of the transfer. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to distributions and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to distributions or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiaries. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiaries. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiaries. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.
Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiaries as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, such as a gift, devise or other similar transaction, the market price, as defined in our charter, of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferor to the transferee. Any net sale proceeds in excess of the amount payable per share to the proposed transferee will be paid immediately to the charitable beneficiaries. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares shall be deemed to have been sold on behalf of the trust and, to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess will be paid to the trustee upon demand.
In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust, or, in the case of a devise or gift, the market price at the time of the devise or gift and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee. We may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferor and are owed to the proposed transferor to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiaries. If the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the above limitations or our failing to qualify as a REIT, then the transfer of the number of shares that otherwise cause any person to violate the above limitations will be void and the intended transferee will acquire no rights in such shares.
All certificates, if any, representing shares of our stock issued in the future will bear a legend referring to the restrictions described above.
Every owner of more than 5% of the outstanding shares of our stock during any taxable year, or such lower percentage as required by the Code or the regulations promulgated thereunder or as otherwise required by our board of directors, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our stock which he or she beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of its beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Any subsequent transferee to whom you transfer any of your shares of our stock must also comply with the suitability standards we have established for our stockholders. See the “Suitability Standards” section of this prospectus.
Distribution Policy
We intend to declare monthly distributions as authorized by our board of directors (or a committee of the board of directors) and intend to pay, such distributions on a monthly basis. Our distribution policy is set by our board of directors and is subject to change based on available cash flows. We cannot guarantee the amount of distributions paid, if any. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable time of the record date. In connection with a distribution to our stockholders, our board of directors approves a monthly distribution for a certain dollar amount per share for each class of our common stock.
Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on Class D shares, Class I shares, Class S shares and Class T shares will likely differ because of different class-specific stockholder servicing fees that are deducted from the gross distributions for each share class. We expect to use the “record share” method of determining the per share amount of distributions on Class D shares, Class I shares, Class S shares and Class T shares, although our board of directors may choose any other method. The “record share” method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on our common stock will be increased by the sum of all class-specific stockholder servicing fees for such period. Such amount will be divided by the number of shares of our common stock outstanding on the record date. Such per share amount will be reduced for each class of common stock by the per share amount of any class-specific stockholder servicing fees allocable to such class.
To qualify as a REIT, we are required to pay distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. We intend to distribute sufficient income so that we satisfy the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute 90% of our annual REIT taxable income, determined without regard to the distributions-paid deduction and excluding net capital gains, to our stockholders. See the “Material U.S. Federal Income Tax Considerations — Requirements for Qualification as a REIT” and “Material U.S. Federal Income Tax Considerations — Annual Distribution Requirements” sections of this prospectus. Generally, income distributed to stockholders will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.
Distributions are authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. The discretion of our board of directors is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flows which we expect to receive during a later quarter and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Due to these timing differences, we may be required to borrow money, use proceeds from the issuance of securities (in this offering or subsequent offerings, if any) or sell assets in order to distribute amounts sufficient to satisfy the requirement that we distribute at least 90% of our REIT taxable income in order to qualify as a REIT. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law. See the “Material U.S. Federal Income Tax Considerations” section of this prospectus for information concerning the U.S. federal income tax consequences of distributions paid by us.

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which the advisor elects to receive its management fee in Class I shares or Class I OP Units and elects to receive distributions on its performance participation interest in Class I OP Units, how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our real estate debt portfolio. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.
Under the MGCL, our board of directors may delegate to a committee of directors the power to fix the amount and other terms of a distribution. In addition, if our board of directors gives general authorization for a distribution and provides for or establishes a method or procedure for determining the maximum amount of the distribution, our board of directors may delegate to one of our officers the power, in accordance with the general authorization, to fix the amount and other terms of the distribution.
Distributions in kind are not permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter or distributions in which (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property, (b) our board of directors offers each stockholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those stockholders that accept such offer. Our stockholders who receive distributions in kind of marketable securities may incur transaction expenses in liquidating the securities.
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan whereby stockholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Ohio, Oregon, Vermont and Washington investors and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. Any cash distributions attributable to the class or classes of stock owned by participants in the distribution reinvestment plan will be immediately reinvested in our stock on behalf of the participants on the business day such distribution would have been paid to such stockholder. See the “Material U.S. Federal Income Tax Considerations” section of this prospectus for information concerning the U.S. federal income tax consequences of participating in the distribution reinvestment plan.
The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the transaction price at the time the distribution is payable. Stockholders will not pay upfront selling commissions when purchasing shares pursuant to the distribution reinvestment plan. The stockholder servicing fees with respect to Class D shares, Class S shares and Class T shares are calculated based on our NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the distribution reinvestment plan. Shares acquired under the distribution reinvestment plan will entitle the participant to the same rights and be treated in the same manner as shares of that class purchased in this offering.

We reserve the right to amend any aspect of our distribution reinvestment plan without the consent of our stockholders, provided that notice of any material amendment is sent to participants at least ten business days prior to the effective date of that amendment. In addition, we may suspend or terminate the distribution reinvestment plan for any reason at any time upon ten business days’ prior written notice to participants. A stockholder’s participation in the plan will be terminated to the extent that a reinvestment of such stockholder’s distributions in shares of our stock would cause the percentage ownership or other limitations contained in our charter to be violated. Participants may terminate their participation in the distribution reinvestment plan with ten business days’ prior written notice to us.
Account Statements
Our transfer agent will provide on a quarterly basis to each participant in the distribution reinvestment plan a statement of account describing, as to such participant, (1) the distributions reinvested during the quarter, (2) the number of shares purchased during the quarter, (3) the per share purchase price for such shares and (4) the total number of shares purchased on behalf of the participant under the plan. On an annual basis, tax information with respect to income earned on shares under the plan for the calendar year will be provided to each applicable participant.
Restrictions on Roll-Up Transactions
In connection with any proposed transaction considered a “Roll-up Transaction” involving us and the issuance of securities of an entity that would be created or would survive after the successful completion of the Roll-up Transaction, an appraisal of all of our assets must be obtained from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal shall be filed with the SEC and the states. The assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and must indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser must clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to stockholders in connection with any proposed Roll-up Transaction.
A “Roll-up Transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of another entity, or a “Roll-up Entity,” that would be created or would survive after the successful completion of such transaction. The term Roll-up Transaction does not include:
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a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

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a transaction involving our conversion to a corporate, trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: stockholder voting rights; the term of our existence; compensation to the advisor; or our investment objectives.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to common stockholders who vote “against” the Roll-up Transaction the choice of:
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accepting the securities of a Roll-up Entity offered in the proposed Roll-up Transaction; or

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one of the following:

(i)   remaining as holders of our stock and preserving their interests therein on the same terms and conditions as existed previously; or
(ii)   receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed Roll-up Transaction:
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that would result in the common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws and described elsewhere in this prospectus, including rights with respect to the election of directors, the removal of the advisor, the directors or any of their affiliates, any transaction between the Company and the advisor, the directors or any of their affiliates, annual reports, annual and special meetings, amendment of our charter, and our dissolution;
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that includes provisions that would operate to materially impede or frustrate the accumulation of shares of stock by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of stock held by that investor;

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in which investors’ rights to access of records of the Roll-up Entity will be less than those provided in the “— Meetings and Special Voting Requirements” section above; or

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in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is rejected by our common stockholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS
The following description of the terms of certain provisions of Maryland law and our charter and bylaws is only a summary. For a complete description, we refer you to the MGCL, our charter and our bylaws. We have filed our charter and bylaws as exhibits to the registration statement of which this prospectus forms a part.
Business Combinations
Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
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any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or

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an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
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80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

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two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares of our common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of our common stock.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute, provided that such business combination is first approved by our board of directors. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed or our board of directors fails to first approve the business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Control Share Acquisitions
The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power

(except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
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one-tenth or more but less than one-third;

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one-third or more but less than a majority; or

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a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:
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a classified board of directors;

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a two-thirds vote requirement for removing a director;

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a requirement that the number of directors be fixed only by vote of the directors;

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a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

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a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

In our charter, we have elected, at such time as we become eligible to make such election, that vacancies on our board of directors may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three. We have not elected to be subject to any of the other provisions of Subtitle 8.
Vacancies on Board of Directors; Removal of Directors
Pursuant to our election to be subject to the provision of Subtitle 8 regarding the filling of board vacancies described in the “Subtitle 8” section above, any vacancy on our board of directors created by the death, resignation, removal, adjudicated incompetence or other incapacity of a director or by an increase in the number of directors may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Our independent directors will choose the nominees to fill vacancies in our independent director positions.
Any director may resign at any time and may be removed with or without cause by our stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called for the purpose of the proposed removal shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.
Advance Notice of Director Nominations and New Business
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the bylaws.
Tender Offers
Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If a person makes a tender offer that does not comply with such provisions, we may elect to grant tendering stockholders a rescission right with respect to their tendered shares. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws
The business combination provisions and the control share acquisition provisions of Maryland law, the provision of our charter electing to be subject to a provision of Subtitle 8, and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for stockholders or otherwise be in their best interest.

SUMMARY OF OUR OPERATING PARTNERSHIP AGREEMENT
We have summarized the material terms and provisions of the Second Amended and Restated Limited Partnership Agreement of SWIF II Operating Partnership, LP, which we refer to as the “partnership agreement.”
Management of Our Operating Partnership
SWIF II Operating Partnership, LP was formed on May 28, 2021 to acquire and hold assets on our behalf.
We intend to hold substantially all of our assets in the Operating Partnership or in subsidiary entities in which the Operating Partnership owns an interest. For purposes of satisfying the asset and gross income tests for qualification as a REIT for U.S. federal income tax purposes, our proportionate share of the assets and income of the Operating Partnership will be deemed to be our assets and income.
We are and expect to continue to be the sole general partner of the Operating Partnership. As of the date of this prospectus, there are seven limited partners of the Operating Partnership, including our advisor, the special limited partner of the Operating Partnership.
As the sole general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership. A general partner is accountable to a limited partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. No limited partner of the Operating Partnership may transact business for the Operating Partnership, or participate in management activities or decisions, except as provided in the partnership agreement and as required by applicable law. We may not be removed as general partner by the limited partners. Our board of directors will at all times have oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to the Operating Partnership. However, pursuant to the advisory agreement, we have delegated to the advisor authority to make decisions related to the management of our and the Operating Partnership’s assets, including sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.
The advisor, as the special limited partner of the Operating Partnership, has expressly acknowledged and any future limited partners of the Operating Partnership will expressly acknowledge that we, as general partner, are acting on behalf of the Operating Partnership, ourselves and our stockholders collectively. Neither we nor our board of directors is under any obligation to give priority to the separate interests of the limited partners of the Operating Partnership or our stockholders in deciding whether to cause the Operating Partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on the one hand and the Operating Partnership’s limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the Operating Partnership’s limited partners, provided, however, that for so long as we own a controlling interest in the Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the Operating Partnership’s limited partners may be resolved in favor of our stockholders. We are not liable under the partnership agreement to the Operating Partnership or to any of its limited partners for monetary damages for losses sustained, liabilities incurred or benefits not derived by such limited partners in connection with such decisions, provided that we have acted in good faith.
The partnership agreement requires that the Operating Partnership be operated in a manner that will enable us to (1) satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, unless we otherwise cease to qualify as a REIT, (2) avoid any U.S. federal income or excise tax liability and (3) ensure that the Operating Partnership will not be classified as a “publicly traded partnership” that is taxable as a corporation. See “Material U.S. Federal Income Tax Considerations.”
Capital Contributions
We intend to contribute the net proceeds from this offering, after payment of fees and expenses attributable to our offering and operations, to the Operating Partnership as capital contributions. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors, and the Operating Partnership will be deemed to have simultaneously paid the fees, commissions and other costs associated with this offering and our operations.
If the Operating Partnership requires additional funds at any time in excess of capital contributions made by us, the Operating Partnership may borrow funds from a financial institution or other lenders or we or any of our affiliates may provide such additional funds through loans, purchase of additional partnership interests or otherwise (which we or such affiliates will have the option, but not the obligation, of providing). In addition, the Operating Partnership may admit additional limited partners whose investments may be subject to a different management fee and repurchase limitations if our board of directors concludes in good faith that such admittance is in our best interest, including as described below under “— Class P OP Units and Class PX OP Units.”
The partnership agreement generally provides that the Operating Partnership will distribute cash flow from operations and net sales proceeds from the disposition of assets to the partners of the Operating Partnership in accordance with their relative percentage interests, but the Operating Partnership may cause the distributions to vary by class of OP Units in a manner that matches the way distributions vary by class of common stock to our stockholders, in order to account for different NAVs per share and class-specific fees and allocations.
Upon the liquidation of the Operating Partnership, the holders of OP Units will share on a unit-by-unit basis in the assets of the Operating Partnership that are available for distribution in proportion to the NAV per unit of each class of OP Units, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of any limited partnership preferred units and payment of the portion distributable to the holder of the special limited partner interest. In addition, a portion of the items of income, gain, loss and deduction of the Operating Partnership for U.S. federal income tax purposes will be allocated to each limited partnership unit, regardless of whether any distributions are made by the Operating Partnership.
Limited Partnership Units Generally
Limited partnership units represent an interest as a limited partner in the Operating Partnership. The Operating Partnership may issue additional partnership units and classes of partnership units with rights different from, and superior to, those of limited partnership units of any class, without the consent of the limited partners or our stockholders. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.
Limited partners of any class do not have the right to participate in the management of the Operating Partnership. Limited partners of any class who do not participate in the management of the Operating Partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the Operating Partnership beyond the amount of their capital contributions. The voting rights of the limited partners of any class are generally limited to approval of specific types of amendments to the Operating Partnership agreement.
Partnership interests in the Operating Partnership, other than the special limited partner interest and general partner interest, are currently divided into ten classes: (1) Class A OP Units, (2) Class AX OP Units, (3) Class D OP Units, (4) Class DX OP Units, (5) Class I OP Units, (6) Class IX OP Units, (7) Class P OP Units, (8) Class PX OP Units, (9) Class S OP Units and (10) Class T OP Units.
Class A OP Units, Class AX OP Units, Class D OP Units, Class DX OP Units, Class I OP Units, Class IX OP Units, Class S OP Units and Class T OP Units
In general, the Class A OP Units, Class AX OP Units, Class D OP Units, Class DX OP Units, Class I OP Units, Class IX OP Units, Class S OP Units and Class T OP Units are intended to correspond on a one-for-one basis with our Class A shares, Class AX shares, Class D shares, Class DX shares, Class I shares, Class IX shares, Class S shares and Class T shares. When we receive proceeds from the sale of shares of our common stock, we will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of our shares sold.

In general, each Class A OP Unit, Class AX OP Unit, Class D OP Unit, Class DX OP Unit, Class I OP Unit, Class IX OP Unit, Class S OP Unit and Class T OP Unit will share in distributions from the Operating Partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. Upon the Operating Partnership’s liquidation, Class A OP Units, Class D OP Units, Class S OP Units, Class T OP Units will automatically convert to Class I OP Units, and Class AX OP Units and Class DX OP Units will automatically convert into Class IX OP Units, in each case in proportion to the NAV per unit of each class.
For each Class A OP Unit, Class AX OP Unit, Class D OP Unit, Class DX OP Unit, Class I OP Unit, Class IX OP Unit, Class S OP Unit and Class T OP Unit, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of Operating Partnership units will not be obligated to make additional capital contributions to the Operating Partnership. Further, these holders will not have the right to make additional capital contributions to the Operating Partnership or to purchase additional Operating Partnership units without our consent as general partner.
The advisor may elect to receive its management fee in cash, Class I shares or Class I OP Units, and distributions on the performance participation allocation may be payable in cash or Class I OP Units at the election of the advisor. See “Compensation — Management Fee” and “— Special Limited Partner Interest” below.
For holders other than us or the advisor, after owning an Operating Partnership unit for one year, Operating Partnership unit holders generally may, subject to certain restrictions, exchange Operating Partnership units for a corresponding number of shares of our common stock. The advisor may exchange Class I OP Units for a corresponding number of Class I shares at any time. The advisor will have the option of exchanging Class I shares for an amount of Class D shares, Class S shares or Class T shares with an equivalent NAV.
Class P OP Units and Class PX OP Units
On January 18, 2022, we began offering Class P OP Units and Class PX OP Units in the OP Unit Private Offering. As of         , 2022, we had received aggregate gross proceeds of approximately $          from the sale of approximately           Class P OP Units and           Class PX OP Units in the OP Unit Private Offering. An investor in the OP Unit Private Offering will contribute cash or cash equivalents directly to the Operating Partnership in exchange for a number of Class P OP Units or Class PX OP Units, as applicable, equal to the amount of such cash or cash equivalents divided by the most recent NAV per Class P OP Unit or Class PX OP Unit, respectively, at the time of such contribution.
Class P OP Units and Class PX OP Units are not intended to correspond with any class of our common stock. In general, each such unit will share in distributions from the Operating Partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. The holders of Class P OP Units or Class PX OP Units may request, at any time, that the Operating Partnership exchange all or a portion of its Class P OP Units or Class PX OP Units for Class I shares or Class IX shares, with each Class OP Unit or Class PX OP Unit exchangeable into a number of Class I shares or Class IX shares, respectively, equal to 1.0 multiplied by the Class P Unit Exchange Rate or Class PX Unit Exchange Rate, respectively (each as defined below); provided, however, we may make the determination of whether to exchange such Class P OP Units or Class PX OP Units for the Class I shares or Class IX shares in our sole discretion. The “Class P Unit Exchange Rate” means the fraction, the numerator of which is the NAV per Unit of each Class P OP Unit and the denominator of which is the NAV for each Class I Unit. The “Class PX Unit Exchange Rate” means the fraction, the numerator of which is the NAV per Unit of each Class PX OP Unit and the denominator of which is the NAV per Unit for each Class IX Unit.
Except as otherwise agreed between a Class P limited partner or Class PX limited partner and us, Class P limited partners and Class PX limited partners who are “accredited investors” as defined in Rule 501 of Regulation D under the Securities Act may request redemption for cash of all or a portion of their respective OP Units, after holding such OP Units for at least one year (or such shorter period as consented to by us in our sole discretion) for any month by sending a Notice of Redemption to us within the period of notice provided below. While Class P limited partners and Class PX limited partners generally may request on a monthly basis that we repurchase all or any portion of their OP Units, we are not obligated to repurchase any of such OP Units and may choose to repurchase only some, or even none, of the OP Units that have been requested to be repurchased in any particular month in our sole discretion. In addition, the Operating Partnership’s ability to fulfill repurchase requests is subject to a number of limitations.
The Operating Partnership’s repurchase program with respect to Class P OP Units and Class PX OP Units (the “OP Unit repurchase program”) is a separate repurchase program from our share repurchase program; however, the terms of the OP Unit repurchase program generally mirror the terms of our share repurchase program. Pursuant to the OP Unit repurchase program, to the extent we, on behalf of the Operating Partnership, choose to repurchase OP Units in any particular month, we will only repurchase OP Units as of the opening of the calendar month (each such date, an “OP Unit Repurchase Date”). Repurchases will be made at the transaction price in effect on the OP Unit Repurchase Date, except that OP Units that have not been outstanding for at least one year will be repurchased at 95% of the transaction price (an “OP Unit Early Repurchase Deduction”) of such OP Units. The one-year holding period is measured as of the first calendar day immediately following the prospective repurchase date. The OP Unit Early Repurchase Deduction may only be waived in the case of repurchase requests arising from the death, qualified disability or divorce of the holder.
In order for a Class P limited partner or Class PX limited partner to have its OP Units repurchased, its repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern time) by the fifth business day prior to the last business day of the applicable month. Settlements of OP Unit repurchases will be made within three business days of the OP Unit Repurchase Date. The OP Unit Early Repurchase Deduction will not apply to Class PX OP Units acquired as a deemed distribution. A Class P limited Partner or Class PX limited partner may withdraw its repurchase request by notifying us or the transfer agent before 4:00 p.m. (Eastern time) on the last business day of the applicable month.
The aggregate NAV of total repurchases of OP Units (excluding any OP Unit Early Repurchase Deduction applicable to the repurchased Class P OP Units or Class PX OP Units) is limited to no more than 2% of the Operating Partnership’s aggregate NAV per month for the Class P OP Units and the Class PX OP Units (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of the Operating Partnership’s aggregate NAV for the Class P OP Units and the Class PX OP Units per calendar quarter (measured using the average aggregate NAV for the Class P OP Units and the Class PX OP Units as of the end of the immediately preceding three months).
In the event that we determine to repurchase some but not all of the OP Units submitted for repurchase during any month, such OP Units repurchased at the end of the month will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the OP Unit Repurchase Program, as applicable.
Special Limited Partner Interest
So long as the advisory agreement has not been terminated (including by means of non-renewal), the advisor will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such allocation will be made annually and accrue monthly.
Specifically, the advisor will be allocated a performance participation in an amount equal to:
•
First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such Excess Profits until the total amount allocated to the Special Limited Partner equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•
Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year shall equal the sum of:
(i)
all distributions accrued or paid (without duplication) on the Operating Partnership units outstanding at the end of such period since the beginning of the then-current calendar year plus

(ii)
the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Operating Partnership units, (y) any allocation/accrual to the performance participation interest and (z) applicable stockholder servicing fee expenses (including any payments made to us for payment of such expenses).

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units.
“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the Operating Partnership units outstanding at the beginning of the then-current calendar year and all Operating Partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of Operating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Operating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable stockholder servicing fee expenses, provided that the calculation of the Hurdle Amount for any period will exclude any Operating Partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below.
Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.
“Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Operating Partnership units repurchased during such year, which units will be subject to the performance participation allocation upon repurchase as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the advisor’s performance participation. This is referred to as a “High Water Mark.”
The advisor will also be allocated a performance participation with respect to all Operating Partnership units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase program) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.
Distributions on the performance participation interest may be payable in cash or Class I OP Units at the election of the advisor. If the advisor elects to receive such distributions in Class I OP Units, the advisor may request the Operating Partnership to repurchase such Class I OP Units from the Special Limited Partner at a later date. Any such repurchase requests will not be subject to any early purchase reduction under our share repurchase program, but will be subject to the same repurchase limits that exist under our share repurchase program. The Operating Partnership will repurchase any such Operating Partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our Operating Partnership’s partnership agreement, in which case such Operating Partnership units will be repurchased for shares of our common stock with an equivalent aggregate NAV.
The NAV of the Operating Partnership calculated on the last trading day of a calendar year shall be the amount against which changes in NAV is measured during the subsequent calendar year. In our first calendar year of operations, the performance participation will be prorated for the portion of the calendar year.

The measurement of the foregoing net assets change is also subject to adjustment by our board of directors to account for any unit dividend, unit split, recapitalization or any other similar change in the Operating Partnership’s capital structure or any distributions made after the commencement of this offering that the board of directors deems to be a return of capital (if such changes are not already reflected in the Operating Partnership’s net assets).
The advisor will not be obligated to return any portion of performance participation paid based on our subsequent performance.
Changes in our Operating Partnership’s NAV per unit of each class will generally correspond to changes in our NAV per share of the corresponding class of our common stock. Distributions with respect to the performance participation interest are calculated from the Operating Partnership’s Total Return over a calendar year. As a result, the advisor may be entitled to receive compensation under the performance participation for a given year even if some of our stockholders who purchased shares during such year experienced a decline in NAV per share. Similarly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share as a result of an accrual for the estimated performance participation at such time, even if no performance participation allocation for such year are ultimately payable to the advisor at the end of such calendar year.
In the event the advisory agreement is terminated, the advisor will be allocated any accrued performance participation with respect to all Operating Partnership units as of the date of such termination.
Issuance of Additional Limited Partnership Interests
As sole general partner of the Operating Partnership, we will have the ability to cause the Operating Partnership to issue additional limited partnership interests (including Operating Partnership units), preferred partnership interests or convertible securities. We have issued Operating Partnership units, and may issue more in the future.
Our Operating Partnership allows us to be organized as an UPREIT. A sale of property directly to a REIT is generally a taxable transaction to the selling property owner. In an UPREIT structure, a seller of appreciated property who desires to defer taxable gain on the transfer of such property may, subject to meeting applicable tax requirements, transfer the property to the Operating Partnership in exchange for limited partnership interests (including Operating Partnership units) on a tax-free basis. Being able to offer a seller the opportunity to defer taxation of gain until the seller disposes of its interest in the Operating Partnership may give us a competitive advantage in acquiring desired properties relative to buyers who cannot offer this opportunity.
In addition, investing in the Operating Partnership, rather than in shares of our common stock, may be more attractive to certain institutional or other investors due to their business or tax structure.
Transferability of Interests
Without the consent of a majority in interest of the limited partners of the Operating Partnership, other than interests held by us, we may not voluntarily withdraw as the general partner of the Operating Partnership, engage in any merger, consolidation or other business combination or transfer our general partnership interest in the Operating Partnership (except to a wholly owned subsidiary), unless: (1) the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners of the Operating Partnership receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or (2) in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to the Operating Partnership in return for an interest in the Operating Partnership and agrees to assume all obligations of the general partner of the Operating Partnership.
With certain exceptions, the limited partners may not transfer their interests in the Operating Partnership, in whole or in part, without our written consent, as general partner.

Exculpation
We, as general partner, will not be liable to the Operating Partnership or limited partners for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the partnership agreement for exculpation of the general partner. Therefore, purchasers of interests in the Operating Partnership have a more limited right of action than they would have absent the limitation in the partnership agreement.
Indemnification
The partnership agreement provides for the indemnification of us, as general partner, by the Operating Partnership for liabilities we incur in dealings with third parties on behalf of the Operating Partnership. To the extent that the indemnification provisions purport to include indemnification of liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.
Tax Matters
We are the Operating Partnership’s partnership representative and have the authority to make tax elections under the Code on the Operating Partnership’s behalf.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our shares. For purposes of this section, references to “we,” “us” or the “Company” means only Strategic Wireless Infrastructure Fund II, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of our company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this prospectus. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:
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U.S. expatriates;

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persons who mark-to-market our shares;

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subchapter S corporations;

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U.S. stockholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

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financial institutions;

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insurance companies;

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broker-dealers;

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regulated investment companies;

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trusts and estates;

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holders who receive our shares through the exercise of employee stock options or otherwise as compensation;

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persons holding our shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

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persons subject to the alternative minimum tax provisions of the Code;

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persons holding our shares through a partnership or similar pass-through entity;

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persons holding a 10% or more (by vote or value) beneficial interest in our company;

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tax exempt organizations, except to the extent discussed below in, “— Taxation of Tax Exempt U.S. Stockholders,” and

•
non-U.S. persons (as defined below), except to the extent discussed below in “— Taxation of Non-U.S. Stockholders.”

This summary assumes that stockholders will hold our shares as capital assets, which generally means as property held for investment. THE U.S. FEDERAL INCOME TAX TREATMENT OF OUR STOCKHOLDERS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR SHARES TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL,

INCOME AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR SHARES.
Taxation of our Company
We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2021. We intend to continue to operate in such a manner so as to qualify and remain qualified as a REIT.
Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.
If we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the stockholder level, upon a distribution of dividends by the REIT.
Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:
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We will be taxed at regular U.S. federal corporate rates on any undistributed income, including net capital gain and undistributed cashless income such as accrued but unpaid interest.

•
If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “— Prohibited Transactions” and “— Foreclosure Property” below.

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If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

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If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

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If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 21%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

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If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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If we fail to distribute (or be deemed to have distributed) during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% non-deductible excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “— Requirements for Qualification as a REIT.”

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A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any taxable REIT subsidiary we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

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If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

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We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the stockholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our shares.

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We may own subsidiaries that will elect to be treated as taxable REIT subsidiaries, and we may hold equity interests in other investments through such taxable REIT subsidiaries, the earnings of which will be subject to U.S. federal corporate income tax.

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We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits, or REMICs, or “taxable mortgage pools” to the extent our shares are held in record name by specified tax exempt organizations not subject to tax on unrelated business tax income, or UBTI, or non-U.S. sovereign investors.

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In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise, property, and other taxes.

Requirements for Qualification as a REIT
The Code defines a REIT as a corporation, trust or association:
(1)
that is managed by one or more trustees or directors;

(2)
the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)
that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)
that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)
the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)
in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities, referred to as the 5/50 Test in this prospectus;

(7)
that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

(8)
that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)
that uses the calendar year for U.S. federal income tax purposes; and

(10)
that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

Our shares are generally freely transferable, and we believe that the restrictions on ownership and transfers of our shares do not prevent us from satisfying condition (2). Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. We believe that the shares sold in this offering will allow us to timely comply with condition (6). To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. Provided we comply with these record keeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described above.
Ownership of Subsidiary Entities
Partnership Interests
We may invest in assets through joint ventures, partnerships and other co-ownership arrangements. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts and would be treated as partnerships for U.S. federal income tax purposes. In general, for partnerships in which we invest, we are required to take into account our allocable share of income, gain, loss, deduction and credit for purposes of the various REIT gross income tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. We will be treated as owning our proportionate share of the assets in the partnership for purposes of certain REIT asset tests. There is no guarantee that such allocable share of income and assets will be qualified for purposes of the REIT income and asset tests. Further, there can be no assurance that distributions from a partnership will be sufficient to pay the tax liabilities resulting from an investment in such partnership.
Disregarded Subsidiaries
If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes (but may be subject to state or local tax), and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a taxable REIT subsidiary, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two.
Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect taxable REIT subsidiary status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”
In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “Asset Tests” and “Gross Income Tests.”
Taxable REIT Subsidiaries
A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders.
A REIT is not treated as holding the assets of a taxable REIT subsidiary (or other taxable subsidiary corporation) or as receiving any income that the subsidiary earns. Rather, the stock issued by the taxable REIT subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings and profits from the subsidiary corporation. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its taxable REIT subsidiaries in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic taxable REIT subsidiaries we may own, then a portion of the dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “— Taxation of Taxable U.S. Stockholders” and “— Annual Distribution Requirements.”
To the extent we hold an interest in a taxable REIT subsidiary, we intend to manage the size of our taxable REIT subsidiaries and dividends from our taxable REIT subsidiaries in a manner that permits us to qualify as a REIT, although it is possible that the equity investments appreciate to the point where our taxable REIT subsidiaries exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests.
Gross Income Tests
In order to qualify as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from the following sources:
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rents from real property;

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interest on debt secured by mortgages on real property (including certain ancillary personal property), or on interests in real property;

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dividends or other distributions on, and gain from the sale of, shares in other REITs;

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gain from the sale of real estate assets (including certain ancillary personal property that is leased along with real property);

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income and gain derived from foreclosure property; and

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income derived from the temporary investment in stock and debt instruments purchased with proceeds from the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.
Rents from Real Property
Rents we receive qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of property constitutes real or personal property under the REIT provisions of the Code is subject to both legal and factual considerations and therefore can be subject to different interpretations.
In addition, in order for rents received by us to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by us. Moreover, for rents received to qualify as “rents from real property,” we generally must not furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income or through a taxable REIT subsidiary. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only or that are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services or, if greater, 150% of our cost of providing such services, does not exceed 1% of the total gross income from the property. In such a case, only the amounts earned or deemed earned for such non-customary services are treated as non-qualifying income.
Rental income will qualify as rents from real property only to the extent that we do not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. Amounts received as rent from a taxable REIT subsidiary are not excluded from rents from real property by reason of these related party rent rules, if the activities of the taxable REIT subsidiary and the nature of the properties it leases meet certain requirements.
Dividend Income
We may receive distributions from corporations in which we own an interest, including any taxable REIT subsidiaries we own. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Hedging Transactions
We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (1) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, or (2) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests and the hedge is clearly identified as such before the close of the day on which it was acquired, originated, or entered into. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on debt we acquire as assets, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT, but there can be no assurance that we will be successful in this regard.
Qualified Temporary Investment Income
Prior to the making of investments in real properties, we may invest the net offering proceeds in liquid assets such as government securities or certificates of deposit. For purposes of the 75% gross income test, income attributable to a stock or debt instrument purchased with the proceeds we receive in exchange for our stock (other than amounts received pursuant to a distribution reinvestment plan) or that we received in a public offering of our debt with a maturity date of at least five years constitutes qualified temporary investment income if such income is received or accrued during the one-year period beginning on the date the REIT receives such new capital. To the extent that we hold any proceeds of the offering for longer than one year, we may invest those amounts in less liquid investments such as certain mortgage-backed securities, maturing mortgage loans purchased from mortgage lenders, or shares of common stock in other REITs to satisfy the 75% and 95% gross income tests and the asset tests described below.
Failure to Satisfy the Gross Income Tests
We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “— Taxation of our Company,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.
Asset Tests
At the close of each calendar quarter, we must also satisfy tests relating to the nature of our assets. First, at least 75% of the value of our total assets must consist of:
•
cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

•
government securities;

•
interests in real property, including leaseholds and options to acquire real property and leaseholds as well as certain ancillary personal property leased in connection with real property;

•
interests in mortgage loans secured by real property and by certain ancillary personal property;

•
stock in other REITs;

•
debt instruments issued by publicly offered REITs; and

•
investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class or in securities of one or more TRSs, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.
Third, of our investments not included in the 75% asset test or in securities of one or more TRSs, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities. Certain types of securities are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.
Fourth, other than investments included in the 75% asset test, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.
Fifth, not more than 25% of the value of our total assets may consist of non-qualified publicly offered REIT debt instruments.
We believe that our asset holdings will be structured in a manner that will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we will need to estimate the value of our assets. We may not obtain independent appraisals to support our conclusions concerning the values of our assets, or in many cases, the values may not be susceptible to a precise determination and are subject to change in the future. In some cases, we may rely on our own valuation that differs from the value determined by an appraiser. There can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT.
Failure to Satisfy Asset Tests
After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. In the event that we violate the 5% asset test, the 10% vote test or the 10% value test and do not cure the failure within 30 days, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (ii) we file a description of each asset causing the failure with the IRS and (iii) pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests. However, there is no assurance that the IRS would not challenge our ability to satisfy these relief provisions.
Annual Distribution Requirements
Each taxable year, we must distribute dividends, other than capital gain dividends, to our stockholders in an aggregate amount at least equal to:

(a)
the sum of:

•
90% of our “REIT taxable income” (computed without regard to the deduction for dividends paid and excluding any net capital gain); and

•
90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)
the sum of specified items of non-cash income that exceeds 5% of our REIT taxable income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.
To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.
A REIT is also entitled to deduct consent dividends in determining its taxable income, and consent dividends also count toward meeting the 90% distribution requirement described above. Consent dividends are not actual cash dividends, but rather are amounts which the holders of the shares consent, for U.S. federal income tax purposes, to be treated as having received in a fictional distribution on the last day of the REIT’s taxable year and then recontributed the amount of the fictional distribution to the capital of the REIT. The consent dividend procedure is available only if (i) the holders of the shares sign consent dividend elections (IRS Form 972), which may be executed under a power of attorney, and provide such election to the REIT before the due date of its tax return for the year in question, and (ii) the REIT files the consents with its tax return. Consent dividends can result in phantom income for the holder of such shares.
If we fail to distribute (or be deemed to distribute) during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.
It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.
We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.
Characterization of Property Leases
We may purchase either new or existing properties and lease them to tenants. Our ability to claim certain tax benefits associated with ownership of these properties, such as depreciation, would depend on a determination that the lease transactions are “true leases,” under which we would be the owner of the leased property for U.S. federal income tax purposes, rather than a conditional sale of the property or a financing or loan transaction. The IRS may take the position, particularly with respect to a sale-leaseback transaction, that a lease is not a true lease for U.S. federal income tax purposes. The recharacterization of one or more of our leases as a conditional sale, financing, or loan transaction may have adverse consequences to us, such as the denial of depreciation deductions or a revaluing of the aggregate value of our assets invested in real estate. Such recharacterizations might cause us to fail to satisfy the asset tests or the gross income tests and, consequently, we might fail to qualify as a REIT effective with the year of recharacterization. We do not expect to request an opinion of counsel concerning the status of any leases of properties as true leases for U.S. federal income tax purposes.
Prohibited Transactions
Net income we derive from a prohibited transaction outside of a taxable REIT subsidiary is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property held through a taxable REIT subsidiary or other taxable corporations (which are taxed at regular corporate rates). We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that we will be successful in isolating all investments subject to the 100% tax in any taxable REIT subsidiaries we may own or that we will not engage in prohibited transactions outside of any taxable REIT subsidiaries.
A safe harbor to the characterization of the sale of property by a REIT (or a pass-through entity in which a REIT holds an interest) as a prohibited transaction and the 100% prohibited transaction tax is available, without regard to whether the REIT holds the property primarily for sale to customers in the ordinary course of a trade or business, if the following requirements are met:
(1)
the REIT has held the property for not less than two years;

(2)
the aggregate expenditures made during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

(3)
one of the following is true:

(a)
during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies;

(b)
the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year;

(c)
the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

(d)
both (A) the requirements of clause (b) are satisfied when they are applied by substituting “20%” for “10%” and (B)(1) the aggregate adjusted bases of all such property sold during the 3 taxable year period ending with such taxable year divided by (2) the sum of the aggregate adjusted bases of all of the assets of the REIT as of the beginning of each of the 3 taxable years, does not exceed 10% ; or
(e)
both (A) the requirements of clause (c) are satisfied when they are applied by substituting 20% for 10% and (B)(1) the fair market value of all such property sold during the 3 taxable year period ending with such taxable year divided by (2) the sum of the fair market value of all of the assets of the trust as of the beginning of each of the 3 taxable years, does not exceed 10%;

(4)
in the case of property consisting of land or improvements not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

(5)
if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income, or through a taxable REIT subsidiary.

We will attempt to ensure that our properties will not be treated as held for sale, or, alternatively, to comply with the terms of the safe-harbor provisions of the Code prescribing when an asset sale will not be characterized as a prohibited transaction. No assurance can be given, however, that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that we can comply with these safe-harbor provisions that would prevent the treatment of a sale of such property as a prohibited transaction.
Foreclosure Property
Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale.
Failure to Qualify
In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, other than the gross income tests and the asset tests, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect and (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT. This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent our current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable in the case of U.S. stockholders (as defined above) who are individuals at a maximum capital gains rate of 20%, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. In addition, non-corporate stockholders, including individuals, would not be entitled to the 20% deduction generally available prior to January 1, 2026, with respect to ordinary dividends paid by a REIT. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which our REIT qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.
Taxation of Taxable U.S. Stockholders
This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations. As used herein, the term “U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is:
•
a citizen or resident of the United States;

•
a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.
Distributions
For any taxable year for which we qualify for taxation as a REIT, distributions made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction applicable to corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable subchapter C corporations. However, non-corporate U.S. holders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026.
Distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has held our stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in our shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.
Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder’s shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. stockholder’s shares, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “Taxation of our Company” and “Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us.
A U.S. stockholder may be subject to back up withholding if certain tax requirements are not complied with. See “Backup Withholding and Information Reporting.”
Dispositions of Our Shares
A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.
Tax on Unearned Income
U.S. stockholders that are individuals, estates or trusts may be required to pay an additional 3.8% U.S. federal tax on net investment income including, among other things, dividends on and capital gains from the sale or other disposition of stock. Dividends we pay and gain from the sale or repurchase of our securities generally will be subject to this tax. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our shares.
Taxation of Tax-Exempt U.S. Stockholders
U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held our shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from us and income from the sale of our shares generally should not give rise to UBTI to a tax-exempt U.S. stockholder. Excess inclusion income as allocated to a tax-exempt U.S. stockholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us). See “Excess Inclusion Income.”
Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.
A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.
Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our shares.
Taxation of Non-U.S. Stockholders
The term “non-U.S. stockholder” means a holder of our shares that is not a U.S. stockholder or a partnership (or entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of U.S. federal, state, and local income tax laws on the purchase, ownership and sale of our common stock, including any reporting requirements.
General
In general, non-U.S. stockholders should not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where a non-U.S. stockholder’s investment in our shares is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, dividend income received in respect of our shares and gain from the sale of our shares generally will be “effectively connected income,” or ECI, subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. stockholder were a U.S. stockholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation. Additionally, non-U.S. stockholders that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 20% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our shares is not effectively connected to a U.S. trade or business of the non-U.S. stockholder and that the non-U.S. stockholder is not present in the U.S. for more than 183 days during any taxable year.
FIRPTA
Under the Foreign Investment in Real Property Tax Act, or FIRPTA, gains from U.S. real property interests, or USRPIs, are treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. stockholder were a U.S. stockholder (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. stockholders. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.
In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. Notwithstanding the foregoing rule, our shares will not be treated as a USRPI (i) if we are “domestically-controlled”, (ii) if our shares are of a class that is regularly traded on an established securities market and the selling non-U.S. stockholder owned, actually or constructively, 10% or less of our outstanding stock of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence), (iii) with respect to a selling non-U.S. stockholder that is a “qualified stockholder” (as described below) or (iv) with respect to a selling non-U.S. stockholder that is a “qualified foreign pension fund” (as described below). A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of the REIT’s shares of shares or the period of the REIT’s existence), less than 50% in value of its outstanding shares of stock is held directly or indirectly by non-U.S. persons.

Our shares are not currently traded on an established securities market. We also cannot assure you that we will be domestically-controlled at all times in the future. Thus, although we expect that many of our assets will not themselves be USRPIs, we cannot assure you that our shares are not or will not become a USRPI in the future.
Ordinary Dividends
The portion of dividends received by non-U.S. stockholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. stockholders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.
Non-Dividend Distributions
A non-U.S. stockholder should not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock. A non-U.S. stockholder generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock unless our stock constitutes a USRPI. If our stock is a USRPI, distributions in excess of our earnings and profits that exceed the non-U.S. stockholder’s basis in our stock will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. stockholders in excess of our current year and accumulated earnings and profits (i.e., including distributions that represent a return of the non-U.S. stockholder’s tax basis in our stock). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. stockholder, and may be refundable to the extent such withheld amounts exceed the stockholder’s actual U.S. federal income tax liability. Even in the event our stock is not a USRPI, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the stockholder’s actual U.S. federal income tax liability.
Capital Gain Dividends
Subject to an exception that may apply if our stock is regularly traded on an established securities market or if the selling non-U.S. stockholder is a “qualified stockholder” or a “qualified foreign pension fund,” each as described below, under a FIRPTA “look-through” rule, any of our distributions to non-U.S. stockholders of gain attributable to the sale of a USRPI will be treated as ECI and subject to withholding. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) in the case of a non-U.S. stockholder that is a corporation. In addition, we will be required to withhold tax equal to 21% of the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look-through rule also applies to distributions in repurchases of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.
Dispositions of Our Shares
A sale of our shares by a non-U.S. stockholder generally will not be subject to U.S. federal income tax unless our shares are a USRPI. If our shares are a USRPI, gain from the sale of our shares would be taxed as ECI to the non-U.S. stockholder. If our shares are not a USRPI, gain from the sale of our shares would not be subject to U.S. federal income tax.
To the extent our shares are held directly (or indirectly through one or more partnerships) by a “qualified stockholder,” our shares will not be treated as a USRPI. Further, to the extent such treatment applies, any distribution to such stockholder will not be treated as gain recognized from the sale or exchange of a USRPI. For these purposes, a qualified stockholder is generally a non-U.S. stockholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified stockholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply with respect to a portion of the qualified stockholder’s shares (determined by applying the ratio of the value of the interests held by applicable investors in the qualified stockholder to the value of all interests in the qualified stockholder and applying certain constructive ownership rules). Such ratio applied to the amount realized by a qualified stockholder on the disposition of our shares or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. For these purposes, an “applicable investor” is person who holds an interest in the qualified stockholder and holds more than 10% of our shares applying certain constructive ownership rules.
FIRPTA will not apply to gain from the sale of any USRPI held directly (or indirectly through one or more partnerships) by, or to any distribution received from a REIT by, a “qualified foreign pension fund” or any entity all of the interests of which are held by an qualified foreign pension fund. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (or their designees) of one or more employers for services rendered, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to relevant local tax authorities and (v) with respect to which, under its local laws, contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or taxation of its income is deferred or taxed at a reduced rate.
Backup Withholding and Information Reporting
We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. A U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. stockholder who fails to certify their non-foreign status.
We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.
Payment of the proceeds of a sale of our shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Foreign Accounts and FATCA
The Foreign Account Tax Compliance Act, commonly referred to as FATCA, provides that a 30% withholding tax will be imposed on certain payments (including dividends as well as gross proceeds from sales of stock giving rise to such dividends) made to a foreign entity if such entity fails to satisfy certain disclosure and reporting rules. FATCA generally requires that (i) in the case of a foreign financial institution (defined broadly to include a bank, certain insurance companies, a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), the entity identifies and provides information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities and (ii) in the case of a non-financial foreign entity, the entity identifies and provides information in respect of substantial U.S. owners of such entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
These withholding and reporting requirements generally apply to U.S.-source periodic payments and to payments of gross proceeds from a sale or redemption. Under recently proposed Treasury regulations that may be relied upon pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.
The United States Treasury has signed Intergovernmental Agreements with certain other countries to implement the exchange of information required under FATCA. Investors that invest in our shares through an account maintained at a non-U.S. financial institution are strongly encouraged to consult with their tax advisors regarding the potential application and impact of FATCA and any Intergovernmental Agreement between the United States and their home jurisdiction in connection with FATCA compliance.
State, Local and Non-U.S. Taxes
We and our stockholders may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which we or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our shares.
Legislative or Other Actions Affecting REITs
The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. You should recognize that the U.S. federal income tax treatment of an investment in us may be modified at any time by legislative, judicial or administrative action. Any such changes may have a retroactive effect with respect to existing transactions and investments and may modify the statements made above.
THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN US. YOU ARE STRONGLY ADVISED TO CONSULT WITH YOUR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN US.

PLAN OF DISTRIBUTION
We are offering up to $575,000,000 in shares of our common stock pursuant to this prospectus on a “best efforts” basis through StratCap Securities, LLC, the dealer manager, a registered broker-dealer affiliated with our advisor. Because this is a “best efforts” offering, the dealer manager must only use its best efforts to sell the shares, which means that no underwriter, broker-dealer or other person will be obligated to purchase any shares. Our offering consists of up to $500,000,000 in shares in our primary offering and up to $75,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares of common stock between our primary offering and our distribution reinvestment plan.
We are offering to the public four classes of shares of our common stock: Class D shares, Class I shares, Class S shares and Class T shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees.
Class T shares and Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of our advisor, our sponsor or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class D shares, Class S shares or Class T shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an amount of Class I shares based on the equivalent NAV per share. If you are eligible to purchase all four classes of common stock, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares and the upfront selling commissions, dealer manager fees and stockholder servicing fees attributable to the Class D shares, Class S shares or Class T shares. Before making your investment decision, please consult with your financial professional regarding your account type and the classes of common stock you may be eligible to purchase. Neither the dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.
The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we will renew the offering period for additional one-year periods (or longer, if permitted by the laws of each particular state).

We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
Shares will generally be sold at the prior month’s NAV per share of the class of stock being purchased, plus applicable upfront selling commissions and dealer manager fees. Although the price you pay for shares of our common stock will generally be based on the prior month’s NAV per share, the NAV per share of such stock as of the date on which your purchase is settled may be significantly different. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase program in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. Each class of stock may have a different NAV per share because stockholder servicing fees differ with respect to each class. See “Net Asset Value Calculations and Valuation Guidelines” for more information about the calculation of NAV per share.
If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of stock that you purchase in our primary offering will be automatically invested in additional shares of the same class. The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the transaction price at the time the distribution is payable, which, will generally be equal to our prior month’s NAV per share for that share class.
Procedures
We will generally adhere to the following procedures relating to purchases of shares of our common stock in this continuous offering:
•
On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our common stock pursuant to accepted subscription orders as of the first calendar day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our common stock being subscribed at least five business days prior to the first calendar day of the month. If a purchase order is received less than five business days prior to the first calendar day of the month, unless waived by the Company, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month, plus applicable upfront selling commissions and dealer manager fees. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•
Generally, within 15 calendar days after the last calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class.

•
Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price in the circumstances described below) publicly available by posting it on our website, www.strategicwirelessinfrastructurefundii.com, and filing a prospectus supplement with the SEC.

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Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, (888) 292-3178.

•
You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the stockholder transactions are settled. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, www.strategicwirelessinfrastructurefundii.com, including supplements to the prospectus.

Our transaction price will generally be based on our prior month’s NAV. Our NAV may vary significantly from one month to the next. Through our website at www.strategicwirelessinfrastructurefundii.com and prospectus supplement filings, you will have information about the transaction price and NAV per share. We may set a transaction price that we believe reflects the NAV per share of our stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. If the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available.
In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.
Underwriting Compensation
We entered into a dealer manager agreement with our dealer manager pursuant to which the dealer manager agreed to, among other things, manage our relationships with third-party broker-dealers engaged by the dealer manager to participate in the distribution of shares of our common stock, which we refer to as “participating broker-dealers,” and financial advisors. The dealer manager also coordinates our marketing and distribution efforts with participating broker-dealers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of shares.
Summary
The following table shows the upfront selling commissions and dealer manager fees payable at the time you subscribe for Class D shares, Class I shares, Class S shares or Class T shares
	Maximum Upfront Selling Commissions as a % of Transaction Price	Maximum Upfront Dealer Manager Fees as a % of Transaction Price
Class D shares	up to 1.5%	None
Class I shares	None	None
Class S shares	up to 3.5%	None
Class T shares(1)	up to 3.0%	0.5%

(1)
Such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price

The following table shows the stockholder servicing fees we pay the dealer manager with respect to the Class D shares, Class I shares, Class S shares and Class T shares on an annualized basis as a percentage of our NAV for such class. The stockholder servicing fees will be paid monthly in arrears.

Stockholder Servicing Fee as a % of NAV
Class D shares(1)	0.25%
Class I shares	None
Class S shares(2)	0.85%
Class T shares(3)	0.85%(4)

(1)
With respect to our outstanding Class D shares, the stockholder servicing fee will be an amount that accrues monthly equal to 1/12th of 0.25% of the aggregate NAV of our outstanding Class D shares at the time of accrual on a continuous basis from year to year.

(2)
With respect to our outstanding Class S shares, the stockholder servicing fee will be an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class S shares at the time of accrual on a continuous basis from year to year.

(3)
With respect to our outstanding Class T shares, the stockholder servicing fee will be an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class T shares at the time of accrual on a continuous basis from year to year.

(4)
Consists of an advisor stockholder servicing fee and a dealer stockholder servicing fee.

Upfront Selling Commissions and Dealer Manager Fees
Class D shares, Class S shares and Class T shares. Subject to any discounts described below, the dealer manager may be entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. Subject to any discounts described below, the dealer manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. Subject to any discounts described below, the dealer manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering; however, such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price The dealer manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.
Investors who purchase $150,000 or more in Class S shares or Class T shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases, may be eligible, depending on the policies of their participating broker-dealer, for volume discounts on the upfront selling commissions. The dealer manager and any participating broker-dealers that offer volume discounts to their clients and their registered representatives will be responsible for implementing the volume discounts. The net offering proceeds we receive will not be affected by any reduction of upfront selling commissions. Certain participating broker-dealers may elect not to offer volume discounts to their clients.
The following table illustrates the various discount levels that may be offered for Class S shares and Class T shares purchased in the primary offering:
Your Investment	Upfront Selling Commissions as a % of Transaction Price of Class S Share	Upfront Selling Commissions as a % of Transaction Price of Class T Share
Up to $149,999.99	3.50%	3.00%
$150,000 to $499,999.99	3.00%	2.50%
$500,000 to $999,999.99	2.50%	2.00%
$1,000,000 and up	2.00%	1.50%
If you qualify for a volume discount as the result of multiple purchases of our Class S shares or Class T shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases through the same participating broker-dealer. For this purpose, if you purchase Class S shares or Class T shares issued and sold in this offering you will receive the benefit of such Class S share or Class T share purchases in connection with qualifying for volume discounts in our subsequent offerings through the same participating broker-dealer.
For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided that, certain participating broker-dealers may also combine purchases by an individual investor and his or her spouse living in the same household as a “single purchaser” for purposes of determining the applicable volume discount.
Requests to combine purchase orders of Class S shares or Class T shares as a part of a combined order for the purpose of qualifying for discounts or fee waivers must be made in writing by the broker-dealer, and any resulting reduction in upfront selling commissions will be prorated among the separate subscribers. As with discounts provided to other purchasers, the net proceeds we receive from the sale of shares will not be affected by discounts provided as a result of a combined order.
Your ability to receive a discount or fee waiver based on combining orders or otherwise may depend on the financial advisor or broker-dealer through which you purchase your Class S shares or Class T shares. An investor qualifying for a discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. Accordingly, you should consult with your financial advisor about the ability to receive such discounts or fee waivers before purchasing Class S shares or Class T shares.
Class I shares. No upfront selling commissions will be paid with respect Class I shares sold in this offering.
Stockholder Servicing Fees — Class D shares, Class S shares and Class T shares
Subject to FINRA limitations on underwriting compensation and certain other limitations described below, we will pay the dealer manager selling commissions over time as a stockholder servicing fee (i) with respect to our outstanding Class D shares an amount that accrues monthly equal to 1/12th of 0.25% of the aggregate NAV of our outstanding Class D shares; (ii) with respect to our outstanding Class S shares an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class S shares; and (iii) with respect to our outstanding Class T shares an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class T shares; however, with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares payable monthly. We will not pay a stockholder servicing fee with respect to our outstanding Class I shares. The stockholder servicing fees are selling commissions paid over time. The stockholder servicing expenses borne by the participating brokers may be different from and substantially less than the amount of stockholder servicing fees charged.
The stockholder servicing fees will be paid monthly in arrears. The dealer manager will reallow (pay) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the stockholder servicing fees with respect to Class D shares, Class S shares and Class T shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
We will cease paying the stockholder servicing fee with respect to any Class D share, Class S share or Class T share held in a stockholder’s account at the end of the month in which the dealer manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in the applicable agreement between the dealer manager and a participating broker-dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan upon the reinvestment of distributions paid with respect thereto or with respect to shares issued under our distribution reinvestment plan directly or indirectly attributable to such shares). At the end of such month, such Class D share, Class S share and Class T share (including any fractional shares) will convert into a number of Class I shares, each with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our stock, this fee would be paid with respect to a Class S share or Class T share (in the case of a limit of 8.75% of gross proceeds) over approximately seven years from the date of purchase and with respect to a Class D share over approximately 30 years, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $10.00 per share. Under these assumptions, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class S share or Class T share would total approximately $0.56 and with respect to a Class D share would total approximately $0.74.
Eligibility to receive the stockholder servicing fee is conditioned on a broker-dealer providing the following ongoing services with respect to the Class D shares, Class S shares and Class T shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. Holders of Class D shares, Class S shares and Class T shares will receive the same services as described above regardless of the level of the stockholder servicing fee paid. For Class T shares, advisor stockholder services are answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests and dealer stockholder services are assistance with recordkeeping. If the applicable broker-dealer is not eligible to receive the stockholder servicing fee due to failure to provide these services, the dealer manager will waive the stockholder servicing fee that broker-dealer would have otherwise been eligible to receive. The stockholder servicing fees are ongoing fees that are not paid at the time of purchase.
The stockholder services described above do not include account monitoring. Broker-dealers separately may offer account monitoring services to their clients but are not required to do so. Your broker-dealer’s Client Relationship Summary discloses whether it offers account monitoring services, and if so, you may contact your broker-dealer for more information.
Due Diligence Expenses
We will reimburse our dealer manager and certain participating broker-dealers for reasonable bona fide due diligence expenses incurred by our dealer manager or such participating broker-dealers to the extent reimbursement requests are supported by a detailed itemized invoice, not to exceed an amount equal to 15.0% of the aggregate gross proceeds. These due diligence reimbursements are considered an organization and offering expense.
Custodial Fee Reimbursement
If you purchase shares in this offering net of commissions through a registered investment advisor with whom you have agreed to pay compensation for investment advisory services or other financial or investment advice and, if in connection with such purchase, you will also have to pay a broker-dealer for custodial or other services relating to holding the shares in your account, we will rebate the amount of the annual custodial or other fees you pay the broker-dealer in an amount of up to $250.00, which rebate will offset the amount you pay for your shares. You may be eligible for this rebate only once, even if the custodial or other fees are paid annually, and you are only eligible for this rebate for your initial investment in our stock. To claim this rebate, you should request the “Request for Broker Dealer Custodial Fee Reimbursement Form” from your financial representative and must include this form with your subscription agreement to have the amount of this rebate netted against the purchase price of your initial investment in our stock.
Other Compensation
In addition, we and, to a lesser extent, our affiliates may reimburse our dealer manager and its associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses. We may also reimburse for accountable and non-accountable expenses such as for marketing support. Amounts paid by us to our dealer manager may be paid by our dealer manager to any participating broker-dealers. We may also reimburse the participating broker-dealers for certain expenses incurred in connection with this offering. Expenses that we may pay to participating broker-dealers, or those expenses our dealer manager reallows to participating broker-dealers, are subject to reimbursement for reasonable out-of-pocket expenses incurred and supported by a detailed and itemized invoice or similar statement from the participating broker-dealer that demonstrates the actual expenses incurred and include reimbursements for costs and expenses related to investor and broker-dealer sales and training meetings, broker-dealer training and education meetings for such meetings conducted by us, our dealer manager or participating broker dealers and including costs of technology associated with the offering and other costs and expenses related to such technology costs.
We, or our affiliates, may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. The value of any non-cash compensation items that are gifts may not exceed an aggregate of $100.00 per sales person per year. In the event other incentives are provided to registered representatives of our dealer manager or the participating broker-dealers, those incentives will be paid only in cash, and such payments will be made only to our dealer manager, not to participating broker-dealers or to their registered representatives.
We or our advisor may also pay directly, or reimburse the dealer manager if the dealer manager pays on our behalf, any organization and offering expenses (other than upfront selling commissions and stockholder servicing fees).
Limitations on Underwriting Compensation
In addition to the conversion feature described above in “— Stockholder Servicing Fees — Class D shares, Class S shares and Class T shares,” we will cease paying the stockholder servicing fee on the Class D shares, Class S shares and Class T shares on the earlier to occur of the following: (i) a listing of any class of our common stock (in which case the Class D shares, Class S shares and Class T shares would convert into shares of the applicable listed class of common stock upon such listing or such later date not to exceed twelve months from the date of listing as approved by our board of directors), (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets (in which case the Class D shares, Class S shares and Class T shares would convert into Class I shares) or (iii) the date following the completion of the primary portion of this offering on which we, with the assistance of the dealer manager, determine that underwriting compensation from all sources in connection with this offering, including upfront selling commissions, dealer manager fees, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from this Offering (in which case the Class D shares, Class S shares and Class T shares would convert into Class I shares). The dealer manager will monitor the aggregate amount of underwriting compensation that we and our advisor pay in connection with this Offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules. FINRA rules and the NASAA REIT Guidelines also limit our total organization and offering expenses (including upfront selling commissions, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices and other underwriting compensation) to 15% of our gross offering proceeds from this Offering. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, our advisor has agreed to reimburse us to the extent that organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.
In order to show the maximum amount of compensation that may be paid in connection with this Offering, the following table assumes that (1) we sell all of the shares offered by this prospectus, (2) all shares sold in the offering are Class S shares, (3) no shares are reallocated between the primary offering and the distribution reinvestment plan, (4) all Class S shares are sold with the highest possible upfront selling commissions and (5) our NAV per share remains $10.00. The table does not give effect to any shares issued pursuant to our distribution reinvestment plan. The following table also assumes that we will cease paying stockholder servicing fees with respect to any holder of Class S shares after the time the total upfront selling commissions and stockholder servicing fees paid with respect to the shares in such stockholder’s account reach 8.75% of the gross proceeds from the offering of such Class S shares in the aggregate (assuming such stockholder purchased all of his/her Class S shares at the same time).

Maximum Estimated Underwriting Fees and Expenses
At Maximum Primary Offering of $500,000,000
Upfront selling commissions	$9,676,114	1.94%
Stockholder servicing fees(1)	$19,741,156	3.95%
Total	$29,417,271	5.88%

(1)
We will pay the dealer manager a stockholder servicing fee with respect to our outstanding Class S shares, an amount that accrues monthly equal to 1/12th of 0.85% of the aggregate NAV of our outstanding Class S shares. The numbers presented reflect that stockholder servicing fees are paid over a number of years, and as a result, will cumulatively increase above 0.85% over time. The dealer manager will reallow (pay) all or a portion of the stockholder servicing fee to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

Term of the Dealer Manager Agreement
Either party may terminate the dealer manager agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the dealer manager agreement. Our obligations under the dealer manager agreement to pay the stockholder servicing fees with respect to the Class D shares, Class S shares and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above in “— Stockholder Servicing Fees — Class D shares, Class S shares and Class T shares”).
Indemnification
To the extent permitted under applicable law and our charter, we have agreed to indemnify our dealer manager, participating broker-dealers, and selected registered investment advisors against certain liabilities arising under the Securities Act and Exchange Act, liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.
Role of the Dealer Manager
The dealer manager is a broker-dealer whose purpose is to distribute products managed by or affiliated with our sponsor. The dealer manager provides services to its our sponsor’s affiliates, not to investors in its funds, strategies or other products. The dealer manager has not and will not make any recommendation regarding, and will not monitor, any investment. As such, when the dealer manager presents an investment strategy or product to an investor or a prospective investor, the dealer manager does not collect the information necessary to determine — and the dealer manager does not engage in a determination regarding — whether an investment in the strategy or product is in the best interests of, or is suitable for, the investor. You should exercise your own judgment and/or consult with your own professional advisor to determine whether it is advisable for you to invest in any strategy or product of our sponsor. Please note that the dealer manager will not provide the kinds of financial services that you might expect from another financial intermediary, such as overseeing any brokerage or similar account. For financial advice relating to an investment in any strategy or product of our sponsor, contact your own professional advisor.
Investments through IRA Accounts
If you would like to purchase shares through an IRA account, First Trust Retirement has agreed to act as IRA custodian for purchasers of shares of our common stock as described below; however, we do not require that you use our IRA custodian.

If you would like to establish a new IRA account with First Trust Retirement, we will pay the fees related to the establishment of such account with First Trust Retirement and the first calendar year base fee. After we pay the first calendar year base fee, investors will be responsible for the annual IRA maintenance fees charged by First Trust Retirement, charged at the beginning of each calendar year. Further information about custodial services is available through your broker or investment advisor.
Offering Restrictions
NOTICE TO NON-U.S. INVESTORS
The shares described in this prospectus have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your financial professionals before purchasing or disposing of shares.

SHARE REPURCHASES
General
While you should view your investment as long term with limited liquidity, we have adopted a share repurchase program, whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests. In addition, we have established limitations on the amount of funds we may use for repurchases during any calendar month and quarter. See “— Repurchase Limitations” below.
You may request that we repurchase shares of our common stock through your financial advisor or directly with our transfer agent. The procedures relating to the repurchase of shares of our common stock are as follows:
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Certain broker-dealers require that their clients process repurchases through their broker-dealer, which may impact the time necessary to process such repurchase request, impose more restrictive deadlines than described under our share repurchase program, impact the timing of a stockholder receiving repurchase proceeds and require different paperwork or process than described in our share repurchase program. Please contact your broker-dealer first if you want to request the repurchase of your shares.

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Under our share repurchase program, to the extent we choose to repurchase shares in any particular month we will only repurchase shares as of the opening of the last calendar day of that month (a “Repurchase Date”). To have your shares repurchased, your repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern time) by the fifth business day prior to the last business day of the applicable month. Settlements of share repurchases will generally be made within three business days of the Repurchase Date. Repurchase requests received and processed by our transfer agent will be effected at a repurchase price equal to the transaction price on the applicable Repurchase Date (which will generally be equal to our prior month’s NAV per share), subject to any Early Repurchase Deduction.

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A stockholder may withdraw his or her repurchase request by notifying the transfer agent, directly or through the stockholder’s financial intermediary, on our toll-free, automated telephone line, (888) 292-3178. The line is open on each business day between the hours of 9:00 a.m. and 6:00 p.m. (Eastern time). Repurchase requests must be cancelled before 4:00 p.m. (Eastern time) on the last business day of the applicable month.

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If a repurchase request is received after 4:00 p.m. (Eastern time) on the fifth business day prior to the last business day of the applicable month, the repurchase request will be executed, if at all, on the next month’s Repurchase Date at the transaction price applicable to that month (subject to any Early Repurchase Deduction), unless such request is withdrawn prior to the repurchase. Repurchase requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day. All questions as to the form and validity (including time of receipt) of repurchase requests and notices of withdrawal will be determined by us, in our sole discretion, and such determination shall be final and binding.

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Repurchase requests may be made by mail or by contacting your financial intermediary, both subject to certain conditions described in this prospectus. If making a repurchase request by contacting your financial intermediary, your financial intermediary may require you to provide certain documentation or information. If making a repurchase request by mail to the transfer agent, you must complete and sign a repurchase authorization form, which can be found in our share repurchase program filed as an exhibit to this registration statement of which this prospectus forms a part and which is available on our website, www.strategicwirelessinfrastructurefundii.com. Written requests should be sent to the transfer agent at the following address:

DST Systems, Inc.
PO Box 219349
Kansas City, MO 64121-9349

Overnight Address:
DST Systems, Inc.
430 W 7th St. Suite 219349
Kansas City, MO 64105
Toll Free Number: (888) 292-3178
Corporate investors and other non-individual entities must have an appropriate certification on file authorizing repurchases. A signature guarantee may be required.
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For processed repurchases, stockholders may request that repurchase proceeds are to be paid by mailed check provided that the check is mailed to an address on file with the transfer agent for at least 30 days. Please check with your broker-dealer that such payment may be made via check or wire transfer, as further described below.

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Stockholders may also receive repurchase proceeds via wire transfer, provided that wiring instructions for their brokerage account or designated U.S. bank account are provided. For all repurchases paid via wire transfer, the funds will be wired to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the stockholder has made the necessary funds transfer arrangements. The customer service representative can provide detailed instructions on establishing funding arrangements and designating a bank or brokerage account on file. Funds will be wired only to U.S. financial institutions (ACH network members).

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A medallion signature guarantee will be required in certain circumstances. The medallion signature process protects stockholders by verifying the authenticity of a signature and limiting unauthorized fraudulent transactions. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions that are not participating in any of these medallion programs will not be accepted. A notary public cannot provide signature guarantees. We reserve the right to amend, waive or discontinue this policy at any time and establish other criteria for verifying the authenticity of any repurchase or transaction request. We may require a medallion signature guarantee if, among other reasons: (1) the amount of the repurchase request is over $500,000; (2) you wish to have repurchase proceeds transferred by wire to an account other than the designated bank or brokerage account on file for at least 30 days or sent to an address other than your address of record for the past 30 days; or (3) our transfer agent cannot confirm your identity or suspects fraudulent activity.

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If a stockholder has made multiple purchases of shares of our common stock, any repurchase request will be processed on a first in/first out basis unless otherwise requested in the repurchase request.

Minimum Account Repurchases
In the event that any stockholder fails to maintain the minimum balance of $500 of shares of our common stock, we may repurchase all of the shares held by that stockholder at the repurchase price in effect on the date we determine that the stockholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.
Sources of Funds for Repurchases
We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of our common stock or Operating Partnership units to our advisor), and we have no limits on the amounts we may pay from such sources. We do not intend to use proceeds from this offering to fund repurchase requests from our prior offering.

In an effort to have adequate cash available to support our share repurchase program, we may reserve borrowing capacity under a line of credit. We could then elect to borrow against this line of credit in part to repurchase shares presented for repurchase during periods when we do not have sufficient proceeds from operating cash flows or the sale of shares in this continuous offering to fund all repurchase requests. If we determine to obtain a line of credit, we would expect that it would afford us borrowing availability to fund repurchases.
Repurchase Limitations
We may repurchase fewer shares than have been requested in any particular month to be repurchased under our share repurchase program, or none at all, in our discretion at any time. In addition, the aggregate NAV of total repurchases of Class A shares, Class AX shares, Class D shares, Class DX shares, Class I shares, Class IX shares, Class S shares and Class T shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of our common stock but excluding any Early Repurchase Deduction applicable to the repurchased shares) will be limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to stockholders as of the end of the immediately preceding three months).
In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase program, as applicable.
If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests. The transaction price for each month will be available on our website at www.strategicwirelessinfrastructurefundii.com and in prospectus supplements filed with the SEC.
Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other investments rather than repurchasing shares of our stock is in the best interests of the Company as a whole, we may choose to repurchase fewer shares in any particular month than have been requested to be repurchased, or none at all. Further, our board of directors may make exceptions to, modify, suspend or terminate our share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on repurchases, to and suspensions of the share repurchase program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend the share repurchase program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are repurchased. Once the share repurchase program is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again.
Shares held by the advisor acquired as payment of the advisor’s management fee will not be subject to our share repurchase program, including with respect to any repurchase limits, the Early Repurchase Deduction or the calculation of NAV. Stockholders who are exchanging shares of a class of our stock for shares of another class of our stock with an equivalent aggregate NAV will not be subject to, and will not be treated as having shares repurchased for the calculation of, the 2% monthly or 5% quarterly limitations on repurchases and will not be subject to the Early Repurchase Deduction.
Early Repurchase Deduction
There is no minimum holding period for shares of our common stock and stockholders can request that we repurchase their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price. The one-year holding period is measured as of first calendar day immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their Operating Partnership units may include the period of time such stockholder held such Operating Partnership units for purposes of calculating the holding period for such shares of our common stock. This Early Repurchase Deduction will also generally apply to minimum account repurchases. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan.
The Early Repurchase Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Repurchase Deduction in the following circumstances (subject to the conditions described below):
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repurchases resulting from death, qualifying disability or divorce; or

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in the event that a stockholder’s shares are repurchased because the stockholder has failed to maintain the $500 minimum account balance.

As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce of a stockholder who is a natural person, including shares held by such stockholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder or (iii) in the case of divorce, receiving written notice from the stockholder of the divorce and the stockholder’s instructions to effect a transfer of the shares (through the repurchase of the shares by us and the subsequent purchase by the stockholder) to a different account held by the stockholder (including trust or an individual retirement account or other retirement or profit-sharing plan). We must receive the written repurchase request within 12 months after the death of the stockholder, the initial determination of the stockholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a stockholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death, disability or divorce does not apply.
Items of Note
When you make a request to have shares repurchased, you should note the following:
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if you are requesting that some but not all of your shares be repurchased, keep your balance above $500 to avoid minimum account repurchase, if applicable;

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you will not receive interest on amounts represented by uncashed repurchase checks;

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under applicable anti-money laundering regulations and other federal regulations, repurchase requests may be suspended, restricted or canceled and the proceeds may be withheld; and

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all shares of our common stock requested to be repurchased must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to repurchase any shares subject to the lien.

IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for shares of our stock sold or repurchased. Although there are several available methods for determining the adjusted cost basis, unless you elect otherwise, which you may do by checking the appropriate box on the repurchase authorization form or calling our customer service number at (888) 292-3178, we will utilize the first-in-first-out method.
Frequent Trading and Other Policies
We may reject for any reason, or cancel as permitted or required by law, any purchase orders for shares of our common stock. For example, we may reject any purchase orders from market timers or investors that, in our opinion, may be disruptive to our operations. Frequent purchases and sales of shares of our common stock can harm stockholders in various ways, including reducing the returns to long-term stockholders by increasing our costs, disrupting portfolio management strategies and diluting the value of the shares of long-term stockholders.
In general, stockholders may request that we repurchase their shares of our common stock once every 30 days. However, we prohibit frequent trading. We define frequent trading as follows:
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any stockholder who requests that we repurchase its shares of our common stock within 30 calendar days of the purchase of such shares;

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transactions deemed harmful or excessive by us (including, but not limited to, patterns of purchases and repurchases), in our sole discretion; and

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transactions initiated by financial advisors, among multiple stockholder accounts, that in the aggregate are deemed harmful or excessive.

The following are excluded when determining whether transactions are excessive:
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purchases and requests for repurchase of our shares in the amount of $2,500 or less;

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purchases or repurchases initiated by us; and

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transactions subject to the trading policy of an intermediary that we deem materially similar to our policy.

At the dealer manager’s discretion, upon the first violation of the policy in a calendar year, purchase and repurchase privileges may be suspended for 90 days. Upon a second violation in a calendar year, purchase and repurchase privileges may be suspended for 180 days. On the next business day following the end of the 90 or 180 day suspension, any transaction restrictions placed on a stockholder may be removed.
Mail and Telephone Instructions
We and our transfer agent will not be responsible for the authenticity of mail or phone instructions or losses, if any, resulting from unauthorized stockholder transactions if they reasonably believe that such instructions were genuine. Our transfer agent has established reasonable procedures to confirm that instructions are genuine including requiring the stockholder to provide certain specific identifying information on file and sending written confirmation to stockholders of record. Stockholders, or their designated custodian or fiduciary, should carefully review such correspondence to ensure that the instructions were properly acted upon. If any discrepancies are noted, the stockholder, or its agent, should contact his, her or its financial advisor as well as our transfer agent in a timely manner, but in no event more than 60 days from receipt of such correspondence. Failure to notify such entities in a timely manner will relieve us, our transfer agent and the financial advisor of any liability with respect to the discrepancy.

SUPPLEMENTAL SALES MATERIAL
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of our advisor and its affiliates, property brochures and articles and publications concerning real estate. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the shares of our common stock.

REPORTS TO STOCKHOLDERS
We will cause to be prepared and mailed or delivered to each stockholder, as of a record date after the end of the fiscal year, and to each holder of our other publicly held securities, within 120 days after the end of the fiscal year to which it relates, an annual report for each fiscal year. The annual reports will contain the following:
•
financial statements that are prepared in accordance with GAAP and are audited by our independent registered public accounting firm;

•
the ratio of the costs of raising capital during the year to the capital raised;

•
the aggregate amount of the management fee and the aggregate amount of any other fees paid to our advisor and any affiliate of our advisor by us or third parties doing business with us during the year;

•
our Total Operating Expenses for the year, stated as a percentage of our Average Invested Assets and as a percentage of our Net Income;

•
a report from the independent directors that our policies are in the best interest of our stockholders and the basis for such determination; and

•
a separate report containing full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year, which report the independent directors are specifically charged with a duty to examine and to comment on regarding the fairness of the transactions.

Alternatively, such information may be provided in a proxy statement delivered with the annual report. We will make available to you on our website, www.strategicwirelessinfrastructurefundii.com, or, at our discretion, via email, our quarterly and annual reports, proxy statements and other reports and documents concerning your investment. To the extent required by law or regulation, or, in our discretion, we may also make certain of this information available to you via U.S. mail or other courier. You may always receive a paper copy upon request.
Our tax accountants will prepare our federal tax return (and any applicable state income tax returns). Generally we will provide appropriate tax information to our stockholders within 31 days following the end of each fiscal year. Our fiscal year is the calendar year.

LEGAL MATTERS
The validity of the shares of our common stock being offered hereby will be passed upon for us by Venable LLP, Baltimore, Maryland. Morrison & Foerster LLP has reviewed the statements relating to certain U.S. federal income tax matters that are likely to be material to U.S. holders and non-U.S. holders of our common stock under the caption “Material U.S. Federal Income Tax Considerations” and will pass upon the accuracy of those statements as well as our qualification as a REIT for U.S. federal income tax purposes.
EXPERTS
The consolidated financial statements of Strategic Wireless Instructure Fund II, Inc. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and the period April 27, 2021 (Inception) through December 31, 2021, each appearing in this Prospectus and Registration Statement have been audited by BDO USA, LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The statements included in this Prospectus under “Net Asset Value Calculations and Valuation Guidelines,” describing the role of   as the independent valuation firm, have been reviewed by    and are included in this Prospectus given the authority of    as an expert in real estate valuations.
PRIVACY POLICY NOTICE
To help you understand how we protect your personal information, we have included our Privacy Policy as Appendix D to this prospectus. This appendix describes our current privacy policy and practices. Should you decide to establish or continue a stockholder relationship with us, we will advise you of our policy and practices at least once annually, as required by law.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.
The SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus. We will file annual, quarterly and special reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the internet at the SEC’s website at www.sec.gov.
Website Disclosure
Our website at www.strategicwirelessinfrastructurefundii.com will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this prospectus. From time to time, we may use our website as a distribution channel for material company information. Financial and other important information regarding us will be routinely accessible thorough and posted on our website at www.strategicwirelessinfrastructurefundii.com.

APPENDIX A
PRIOR PERFORMANCE TABLES
The following Prior Performance Tables (Tables) provide information relating to real estate investment programs sponsored by affiliates of our advisor (Prior Real Estate Programs), which have investment objectives similar to Strategic Wireless Infrastructure Fund II, Inc. Each of the Prior Real Estate Programs was formed for the purpose of investing in commercial properties similar to the type which we intend to acquire. See “Investment Objectives and Criteria” elsewhere herein.
Prospective investors should read these Tables carefully together with the summary information concerning the Prior Real Estate Programs as set forth in “Prior Performance Summary” section of this prospectus.
Investors in our Company will not own any interest in any Prior Real Estate Program and should not assume that they will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.
Our advisor is responsible for the acquisition, operation, maintenance and resale of the real estate properties. The financial results of the Prior Real Estate Programs were sponsored by affiliates of our advisor provide an indication of Prior Real Estate Programs for the performance of these programs during the periods covered. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.
The following tables are included herein:
Table I — Experience in Raising and Investing Funds (As a Percentage of Investment)
Table II — Compensation to Sponsor (in Dollars)
Table III — Annual Operating Results of Prior Real Estate Programs
The following are definitions of certain terms used in the Tables:
“Acquisition Fees” means fees and commissions paid by a Prior Real Estate Program in connection with its purchase or development of a property, except development fees paid to a person not affiliated with the Prior Real Estate Program or with a manager or advisor of the Prior Real Estate Program in connection with the actual development of a project after acquisition of land by the Prior Real Estate Program.
“Organization Expenses” include legal fees, accounting fees, securities filing fees, printing and reproduction expenses and fees paid to the Sponsor in connection with the planning and formation of the Prior Real Estate Program.
“Underwriting Fees” include selling commissions and wholesaling fees paid to broker-dealers for services provided by the broker-dealers during the offering.

TABLE I
(UNAUDITED)
EXPERIENCE IN RAISING AND INVESTING FUNDS
This Table sets forth a summary of the experience of affiliates of our sponsor in raising and investing funds for Prior Real Estate Programs with offerings that have closed during the three years ended December 31, 2021. This program was a nonpublic program. Also set forth is information pertaining to the timing and length of the offering. The time period over which the proceeds were invested is not applicable. All figures are as of December 31, 2021.
Strategic Wireless Infrastructure Fund, LLC
Dollar Amount Offered	$100,000,000
Dollar amount raised (100%)	$105,806,060
Less offering expenses:
Selling commissions and discounts retained by affiliates	$—
Organizational expenses	$1,767,000
Other (explain)	$—
Reserves	$0
Percent available for investment	0%
Acquisition costs:
Prepaid items and fees related to purchase of property	$1,317,000
Cash down payment (purchase price and capex less debt financing & fees)	$23,980,000
Acquisition fees	$581,000
Other (explain) – Closing Costs	$1,882,000
Total acquisition cost	$27,760,000
Percent leverage (mortgage financing divided by acquisition cost)	11.53%
Date offering began	1/9/2019
Length of offering (in months)	29
Months to invest 90% of amount available for investment (measured from beginning of offering)	32

TABLE II
(UNAUDITED)
COMPENSATION TO SPONSOR
This Table summarizes the type and amount of compensation paid to affiliates of our sponsor during the three years ended December 31, 2021. All figures are as of December 31, 2021.
	Strategic Data Center Fund, LLC	Strategic Wireless Infrastructure Fund, LLC
Date offering commenced	4/23/2018	1/9/2019
Dollar amount raised	$39,063,607	$105,806,060
Amount paid to Sponsor from proceeds of offering:
Selling commissions and discounts retained by affiliates	$360,000	$1,381,000
Organizational expenses	427,000	386,000
Acquisition fees:	231,000	438,000
Real estate commissions	—	—
Advisory fees	—	—
Other fees	—	—
Dollar amount cash generated from operations before deducting payments to Sponsor	$923,000	$508,000
Amount paid to Sponsor from operations:
Property management fees and reimbursements	$327,000	$688,000
Advisory/asset management fees	118,000	125,000
Leasing commissions	—	—
Dollar amount of property sales and refinancing before deducting payments to Sponsor	—	—
Amounts paid to Sponsor from property sales and refinancing	—	—

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
The following two tables set forth the annual operating results of Prior Real Estate Programs the offering of which have closed during the five years ended December 31, 2021 and that have similar investment objectives to the Company. All results are as of and for the twelve months ending December 31 for the year indicated.
	Strategic Wireless Infrastructure Fund, LLC
	2019	2020
Gross Revenues	$124,000	$792,000
Profit on sale of properties	—	—
Less:
Operating expenses	$382,000	$1,534,000
Interest expense	$173,000	$499,000
Depreciation	$230,000	$1,054,000
Net Income – GAAP Basis	$(661,000)	$(2,295,000)
FF&E Reserve	—	—
Principal	—	—
Cash generated from operations	$(527,000)	$(1,199,000)
Cash generated from sales	—	—
Cash generated from refinancing	—	—
Cash generated from operations, sales and refinancing	$(527,000)	$(1,199,000)
Less:
Cash distributions to investors (Net of operating contributions)
– from operating cash flow	—	—
– from sales and refinancing	—	—
– from other	—	—
Cash generated (deficiency) after cash distributions	$(527,000)	$(1,199,000)
Less:	—	—
Special items (not including sales and refinancing)(identify and quantify)	—	—
– Operating contributions by investors	—	—
Cash generated (deficiency) after cash distributions and special items	$(527,000)	$(1,199,000)
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results:
Equity as of End of Year listed	$12,879,000	$45,614,000
Ordinary income (loss)
– Investment income (Operating income)	—	—
– Return of capital	—	—

TABLE IV
(UNAUDITED)
RESULTS OF COMPLETED PROGRAMS
Table IV presents information regarding the operating results of Prior Real Estate Programs that have completed operations (no longer hold properties) during the five years ended December 31, 2021. There were none.

APPENDIX B
DISTRIBUTION REINVESTMENT PLAN
This DISTRIBUTION REINVESTMENT PLAN (the “Plan”) is adopted by Strategic Wireless Infrastructure Fund II, Inc., a Maryland corporation (the “Company”) pursuant to its charter (the “Charter”). In this Plan, unclassified shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), are considered one of the Company’s “classes” of Common Stock. Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.
1.
Distribution Reinvestment.    As agent for the stockholders (the “Stockholders”) of the Company who elect to participate in the Plan or who are automatically enrolled pursuant to the terms of a subscription for shares of Common Stock, the Company will apply all dividends and other distributions declared and paid in respect of the shares of Common Stock (the “Shares”) held by each participating Stockholder (the “Dividends”), including Dividends paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such participating Stockholder to which such Dividends are attributable.

Additionally, as agent for the holders of partnership units (the “OP Units”) of SWIF II Operating Partnership, LP (the “Partnership”) who acquire such OP Units as a result of any transaction of the Partnership, and who elect to participate in the Plan (together with the participating Stockholders, the “Participants”), the Partnership will apply all distributions declared and paid in respect of the OP Units held by each Participant (the “Distributions”), including Distributions paid with respect to any full or fractional OP Units, to the purchase of Shares having the same class designation as the applicable class of OP Units for such Participant to which such Distributions are attributable.
2.
Effective Date.    The effective date of this Plan is [ ], 2022.

3.
Procedure for Participation.    Any Stockholder or holder of OP Units may elect to become a Participant by completing and executing the subscription agreement (which may provide for automatic enrollment unless such Stockholder or holder of OP Units opts out), an enrollment form or any other appropriate authorization form as may be available from the Company, the Partnership, the Dealer Manager or Soliciting Dealer. Participation in the Plan will begin with the next Dividend or Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Dividends or Distributions are paid by the Company or the Partnership, as the case may be. The Company may elect to deny participation in the Plan with respect to a Stockholder or holder of OP Units that resides in a jurisdiction or foreign country where, in the Company’s judgment, the burden or expense of compliance with applicable securities laws makes participation impracticable or inadvisable.

4.
Suitability.    Each Participant agrees that if such Participant fails to meet the then current suitability requirements for making an investment in the Company or cannot make the other representations or warranties as set forth in the Company’s most recent applicable prospectus or subscription agreement, enrollment form or other authorization form, such Participant will promptly so notify the Company in writing.

5.
Purchase of Shares.

(a)
Participants will acquire Shares under this Plan (the “Plan Shares”) from the Company at a price equal to the most recently disclosed transaction price (the “Transaction Price”), which will generally be the most recently disclosed monthly net asset value (“NAV”) per Share applicable to the class of Shares purchased by the Participant. Although the Transaction Price for Shares of Common Stock will generally be based on the most recently disclosed monthly NAV per share, the NAV per share of such Common Stock as of the date on which a Participant’s purchase is settled may be significantly different. The Company may offer Shares at a price that it believes reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share, including by updating a previously disclosed Transaction Price, in cases where the Company believes there has been a material change (positive or negative) to its NAV per Share relative to the most recently disclosed monthly NAV per Share. No selling commissions will be payable with respect to Shares purchased pursuant to this Plan. Participants in the Plan may also purchase fractional Shares so that 100% of the Dividends or Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares to the extent that any such purchase would cause such Participant to exceed the Aggregate Share Ownership Limit or the Common Share Ownership Limit as set forth in the Charter or otherwise would cause a violation of the Share ownership restrictions set forth in the Charter.
(b)
Shares to be distributed by the Company in connection with the Plan will be supplied from: (a) Shares that are or will be registered with the Securities and Exchange Commission (the “Commission”) for use in the Plan, or (b) Shares purchased by the Company for the Plan in a secondary market (if available) or on a national stock exchange (if listed) (collectively, the “Secondary Market”).

(c)
Shares purchased in any Secondary Market will be purchased by the Company at the then-prevailing market price for Shares of the class purchased, which price will be utilized for purposes of issuing Shares in the Plan. Shares acquired by the Company in any Secondary Market or Shares that the Company registers for use in the Plan may be at prices lower or higher than the Share price that will be paid for the Plan Shares of that class pursuant to the Plan.

(d)
If the Company acquires Shares in any Secondary Market for use in the Plan, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available for Shares of the class acquired. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the Plan will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or to register Shares to be used in the Plan in the future, the Company is in no way obligated to do either, but may do so in its sole discretion.

6.
Distributions in Cash.    Notwithstanding anything herein to the contrary, the Company’s board of directors, in its sole discretion, may elect to have any particular Dividend or Distribution paid in cash, without notice to Participants, without suspending this Plan and without affecting the future operation of the Plan with respect to Participants.

7.
Taxes.    IT IS UNDERSTOOD THAT REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY WHICH MAY BE PAYABLE ON THE DIVIDENDS AND DISTRIBUTIONS. ADDITIONAL INFORMATION REGARDING POTENTIAL PARTICIPANT INCOME TAX LIABILITY MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE COMMISSION.

8.
Share Certificates.    The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Common Stock.

9.
Reports.    Within 90 days after the end of the Company’s fiscal year, the Company shall provide or cause to be provided to each Stockholder with an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Dividend and/or Distribution payments and amounts of Dividends and/or Distributions paid during the prior fiscal year. In addition, the Company shall provide or cause to be provided to each Participant an individualized quarterly report showing the number of Shares owned prior to and after the quarter, the amount of the Dividends and/or Distributions during the quarter and the per share purchase price for such Shares.

10.
Termination by Participant.    A Participant may terminate participation in the Plan at any time, without penalty, by delivering to the Company a written notice. Such notice must be received by the Company at least one business day prior to a distribution date in order for a Participant’s termination to be effective for such distribution date (i.e., a termination notice will be effective the day after it is received and will not affect participation in the Plan for any prior date). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If the Company redeems a portion of a Participant’s Shares, the Participant’s participation in the Plan with respect to the Participant’s Shares that were not redeemed will not be terminated unless the Participant requests such termination pursuant to this Section 10. If the Company intends to list the Shares on a national stock exchange the Plan may be terminated and any balance in a terminating Participant’s account that does not reflect a whole number of Shares will be distributed to the terminating Participant in cash. From and after termination of Plan participation for any reason, Dividends and/or Distributions will be distributed to the Stockholder or holder of OP Units in cash.
11.
Amendment or Termination of Plan by the Company.    The Board of Directors may by majority vote (including a majority of the Independent Directors) amend the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote (including a majority of the Independent Directors) suspend or terminate the Plan for any reason upon 10 days’ notice to the Participants. The Company may provide notice under this Section 11 by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the Commission or (b) in a separate mailing to the Participants.

12.
Liability of the Company.    The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; or (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the Commission and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

13.
Governing Law.    The terms and conditions of the Plan and its operation are governed by the laws of the State of Maryland.

APPENDIX C
FORM OF SUBSCRIPTION AGREEMENT

STRATEGIC WIRELESS
INFRASTRUCTURE FUND II

SUBSCRIPTION AGREEMENT

AN INVESTMENT IN THE OFFERING CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE DATE THE INVESTOR RECEIVED THE FINAL PROSPECTUS FOR THIS OFFERING. SUBSCRIPTIONS WILL BE EFFECTIVE ONLY UPON OUR ACCEPTANCE, AND WE RESERVE THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. IF REJECTED, ALL FUNDS SHALL BE RETURNED TO SUBSCRIBERS WITHOUT INTEREST AND WITHOUT DEDUCTION FOR ANY EXPENSES WITHIN TEN (10) BUSINESS DAYS FROM THE DATE THE SUBSCRIPTION IS REJECTED. INVESTORS WILL RECEIVE A CONFIRMATION OF THEIR PURCHASE. IF YOU HAVE ANY QUESTIONS, PLEASE CALL YOUR REGISTERED REPRESENTATIVE

1. Investment

All investments are subject to suitability standards, see the corresponding prospectus and Section 9 herein.

Amount of Subscription ☐ State of Sale ☐

PLEASE NOTE: Minimum Initial Investment is $2,500

Payment will be made with: ☐ Enclosed Check ☐ Funds Wired ☐ Funds to Follow - Name of Institution ______

☐ Volume Discount* **Check this box ONLY after discussion with your broker-dealer. Please provide a separate request in writing that sets forth the basis for receiving a volume discount as set forth in the prospectus. Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser. Please see the "Volume Discounts" section of the prospectus for further information on volume discount qualifications.*

1a. Share Class

SHARE CLASS REQUIRED ☐ **Class D Shares** ☐ **Class I Shares** ☐ **Class S Shares** ☐ **Class T Shares**

2. Account Type - Check One Box Only

Account Type	Additional Required Documentation
☐ Individual ☐ TOD*	If TOD, Transfer on Death form *Please see Section 2 of Investor Instructions for details
☐ Joint Tenants ☐ TOD* ☐ Tenants in Common* ☐ Community Property*	If JTWROS TOD, Transfer on Death form *All parties must sign / Please see Section 2 of Investor Instructions for details
☐ Trust	**Trustee Certification form or trust documents (see Annex C)**
☐ Estate	Documents evidencing individuals authorized to act on behalf of estate
☐ Custodial ☐ UGMA: State of: ______ ☐ UTMA: State of: ______	None
☐ Corporation ☐ C Corp ☐ S Corp	Articles of Incorporation or Corporate Resolution (see Annex C)
☐ LLC ☐ **Enter the tax classification** (C= C Corporation, S= S Corporation, P= Partnership) ______	LLC Operating Agreement or LLC Resolution (see Annex C)
☐ Partnership	**Partnership Certification of Powers or Certificate of Limited Partnership**
☐ **Non-Profit Organization**	Formation document or other document evidencing authorized signers
☐ **Profit Sharing Plan*** ☐ **Defined Benefit Plan*** ☐ KEOGH Plan*	Pages of plan document that list plan name, date, trustee name(s) and signatures *Please see Section 2 of Investor Instructions
☐ Traditional IRA ☐ SEP IRA ☐ ROTH IRA ☐ **Simple IRA** ☐ **Inherited/Beneficial IRA**	For Inherited IRA indicate Decedent's name: ______
☐ Other (Specify) ______	

> For Non-Qualified Custodial Accounts and All Qualified Accounts, please complete Section 5

CURRENT FORM AS 4/6/22 VERSION E

3. Investment Title

Please print names in which the Shares are to be registered. For trusts, include trust name and name of trustee. If IRA or qualified plan, include both custodian and investor names and applicable Tax ID Numbers. If "same as below", write "same." (This is the name that will appear on your statement.)

Title Line 1

Title Line 2

SSN/TIN

4. Investor Information

Primary Investor is: Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)
Secondary Investor is: Additional Accountholder, Trustee, Officer/Authorized Signer, Custodian for UGMA/UTMA

Primary Investor Name | SSN/TIN | DOB

Secondary Investor Name | SSN/TIN | DOB

Street Address

City | State | Zip Code

Mailing Address (optional)

City | State | Zip Code

Phone (day) | Phone (evening) | Email

Citizenship: Please indicate Citizenship Status (Required)

☐ US Citizen ☐ US Citizen residing outside the US ☐ Resident Alien

☐ Non-Resident Alien* Country: ______ ☐ Check here if you are subject to backup withholding

Please attach a separate sheet with the above information for each additional investor.

NOTE: Any and all U.S. taxpayers are required to complete Section 9. (If a foreign national is, in fact, a U.S. resident alien taxpayer, complete Section 9.)

* If non-resident alien, investor must submit the appropriate IRS Form W-8 (e.g., Form W-8BEN, W-8ECI, W-8EXP or W-8IMY) in order to make an investment. The applicable IRS Form can be obtained from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

5. Third Party Custodian/Trustee Information

> Applies to ALL retirement accounts and to non-retirement accounts that have elected to use a third party custodian/trustee.

> Make checks payable to the custodian and send ALL paperwork directly to the custodian. The custodian/trustee is responsible for sending payments pursuant to the instructions as set forth below.

Custodian/Trustee Name

Custodian/Trustee Address

City | State | ZIP

Custodian/Trustee Phone | Custodian/Trustee TIN

Investor Account Number with Custodian/Trustee

6. Distribution Information

A. If you are NOT an Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Ohio, Oregon, Vermont or Washington investor, you are automatically enrolled in our Distribution Reinvestment Plan. If you do NOT wish to be enrolled in the Distribution Reinvestment Plan, please complete paragraph (C) below.

B. If you ARE an Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Ohio, Oregon, Vermont or Washington investor, you are NOT automatically enrolled in our Distribution Reinvestment Plan. If you wish to participate, please check the box below. If you do NOT wish to be enrolled in the Distribution Reinvestment Plan, please complete paragraph (C) below.

% of Distribution

☐ Send distributions via check to investor's home address **(or for Qualified Plans, to the address listed in Section 5)** ______

☐ Send distributions via check to the alternate payee listed here **(not available for custodial held accounts)** ______

Name

Address

City | State | ZIP

Account Number

CURRENT FORM AS 4/6/22 VERSION E

6. Distribution Information, continued

☐ Distribution Reinvestment Plan **(See prospectus for details)**

C. If you do not wish to enroll in the Distribution Reinvestment Plan, please complete the information below. If you select more than one option, you must indicate the percentage of your distribution to each option and the sum of the allocations must equal 100%. If you do not complete this section and are not automatically enrolled in the Distribution Reinvestment Plan, distributions will be paid to the registered owner at the address in Section 4 above. IRA accounts may not direct distributions without the custodian's approval.

☐ **Direct Deposit: (Attach Voided Check)** I/we authorize the Company, or its agent, DST Systems, Inc. by or through a third party provider, (as applicable, the "Issuer") to deposit my distribution/dividend to my checking or savings account. This authority will remain in force until I notify the Issuer in writing to cancel it. If the Issuer deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit. The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below (not available for custodial held accounts without the custodian's approval).

Financial Institution Name ______ % of Distribution ______ ☐ Checking

ABA/ Routing Number ______ Account Number ______ ☐ Savings

7. Broker-Dealer and Financial Professional Information

Broker-Dealer Name ______

Financial Professional's Name ______ Rep Number ______

Financial Professional's Firm Name ______ Branch ID ______

Financial Professional's Address ______

Financial Professional's City ______ State ______ ZIP ______

Financial Professional's Phone ______ Financial Professional's Fax ______

Financial Professional's E-Mail Address ______

This Subscription was made as follows:

☐ Through a participating Broker-Dealer

☐ Through a participating RIA unaffiliated with a participating Broker-Dealer

☐ Through a participating Broker-Dealer pursuant to a wrap fee or other asset fee arrangement with the Subscriber as a result of which no commissions are paid.

☐ *Friends and Family Purchase

☐ **Net of Commissions

** Subject to approval by Strategic Wireless Infrastructure Fund II, Inc.*
*** Registered Investment Advisor (RIA) and Wrap Fee Representation/Net of Commission Purchase. Please check the box if this investment is made through an RIA charging no commissions on this sale or otherwise is made pursuant to a wrap fee or other asset fee arrangement with the Subscriber and as a result no commissions shall be paid to the participating RIA or broker.*

The undersigned confirms which confirmation is made on behalf of the Broker-Dealer with respect to sales of securities made through a Broker-Dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investors identified herein are true, correct and complete in all respects, (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered or made available a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

The undersigned Financial Professional represents and certifies that, if the investor is a "retail customer" as defined in Regulation Best Interest, (i) the undersigned has a reasonable basis to believe that (a) a purchase of Shares would be in the best interest of the investor based upon the investor's investment profile and the potential risks, rewards, and costs associated with such an investment and (b) the undersigned has not placed its interests or those of the Financial Representative ahead of the interest of the investor in recommending such investment and (ii) the undersigned and the Financial Representative have complied with any applicable enhanced standard of conduct, including, but not limited to, the other requirements of Regulation Best Interest in relation to the proposed purchase of Shares. The undersigned Financial Representative further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing Anti-Money Laundering Program and Customer Identification Program.

As a Registered Associate of a FINRA member firm or a Registered Investment Advisor, I hereby certify that I am properly licensed and I am registered in the state of sale. State of sale is defined as the investor's principal place of residence or principal place of business, as applicable.

Signature of Financial Professional ______ Date ______

Branch Manager Signature (if required by Broker-Dealer) ______ Date ______

CURRENT FORM AS 4/6/22 VERSION E

8. Electronic Delivery Form (Optional)

Instead of receiving paper copies of the Prospectus, Prospectus Supplements, annual reports, proxy statements or othr stockholder communications,, you may elect to receive electronic delivery of stockholder communications from the Company. If you would like to consent to electronic delivery, including pursuant to email, please check the box below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) email stockholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for your customary internet service provider charges and may be required to download software in connection with access to these materials.

☐ I consent to electronic delivery

Email ______________________________

If blank, the email provided in Section 4 will be used.

9. Subscriber

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. The Company may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to identify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate, which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make representations on your behalf.

In order to induce the Company to accept this subscription, I hereby represent and warrant to you as follows.

> PLEASE NOTE: ALL ITEMS MUST BE READ AND INITIALED

a.	A copy of the Final Prospectus was delivered to me at least five (5) business days before the date of this agreement.	Initials	Initials
b.	I have (i) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.	Initials	Initials
c.	In addition to the general suitability requirements described above in 9(b), I meet the higher suitability requirements, if any, imposed by the state of my primary residence as set forth in the Prospectus under "SUITABILITY STANDARDS."	Initials	Initials
d.	I acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid.	Initials	Initials
e.	I am purchasing the Shares for my own account or, if I am purchasing the Shares on behalf of an entity named in Section 4 of this Subscription Agreement, I have due authority to execute this Subscription Agreement on behalf of such entity and hereby legally bind such entity.	Initials	Initials
f.	I acknowledge that the price per share at which my investment will be executed will be made available at www.strategicwirelessinfrastructurefundii.com and in a prospectus supplement or post-effective amendment filed with the Securities and Exchange Commission ("SEC"), available at www.sec.gov. I acknowledge that the price per share will generally be equal to the prior month's net asset value ("NAV") per share of the class of Shares being purchased, plus applicable upfront selling commissions and dealer manager fees. I acknowledge that my subscription request will not be accepted before the later of (i) two business days before the first calendar day of each month and (ii) three business days after the price is made publicly available. I acknowledge that I am not committed to purchase the Shares at the time my subscription request is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentences. I acknowledge that I may withdraw my subscription request by notifying the transfer agent, my financial professional or directly through a toll-free telephone line, (888) 292-3178.	Initials	Initials

State-Specific Requirements

g.	If I am an **Alabama** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. and its affiliates may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.	Initials	Initials
h.	If I am an **Idaho** resident, I have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, my total investment in Strategic Wireless Infrastructure Fund II, Inc. may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.	Initials	Initials
i.	If I am an **Iowa** resident, I have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, if I am not an accredited investor	Initials	Initials

CURRENT FORM AS 4/6/22 VERSION E

9. Subscriber (contined)

as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded real estate investment trusts (REITs) does not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

j. If I am a **Kansas** resident, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their total investment in this offering and other non-traded real estate investment trusts to not more than 10% of such investor's liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

k. If I am a **Kentucky** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. and its affiliated non-publicly traded real estate investment trusts may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

l. If I am a **Maine** resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

m. If I am a **Massachusetts** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. and in other illiquid direct participation programs may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

n. If I am a **Missouri** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

o. If I am a **Nebraska** resident, and I do not meet the definition of "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded direct participation programs may not exceed 10% of my net worth.

Initials Initials

Initials Initials

New Jersey investors are advised that Class S and Class T shares are subject to upfront selling commissions and/or dealer manager fees, and Class S, Class T and Class D shares are subject to stockholder servicing fees. Because the purchase price for the Class S and Class T shares is the transaction price plus applicable upfront fees, the upfront fees may reduce the amount of the Class S and Class T share purchase price that is available to the Company for investment and other capital needs, the stockholder servicing fees may reduce the amount of distributions, and the fees could result in a reduction in the NAV of the Class S, Class T and Class D shares if distributions are declared in an amount less than the stockholder servicing fees.

q. If I am a **New Mexico** resident I must limit my investment in Strategic Wireless Infrastructure Fund II, Inc., its affiliates and other non-traded real estate investment trusts to 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

r. If I am a **North Dakota** resident, I have a net worth of at least 10 times my investment in Strategic Wireless Infrastructure Fund II, Inc.

Initials Initials

s. If I am an **Ohio** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc., its affiliates and other non-traded real estate investment programs may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Initials Initials

t. If I am an **Oregon** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. may not exceed 10% of my net worth.

Initials Initials

u. If I am a **Pennsylvania** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. may not exceed 10% of my net worth (exclusive of home, home furnishings, and automobiles).

Initials Initials

v. If I am a **Puerto Rico** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc., its affiliates and other non-traded real estate investment programs may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Initials Initials

w. If I am a **Tennessee** resident who is not an "accredited investor" as defined in 17 C.F.R. § 230.501, my investment in Strategic Wireless Infrastructure Fund II, Inc. may not be more than 10% of my net worth.

x. If I am a **Vermont** resident and I am not an "accredited investor" as defined in 17 C.F.R. § 230.501, my investment in this offering may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as an investor's total assets (not including home, home furnishings, or automobiles) minus total liabilities.

Initials Initials

CURRENT FORM AS 4/6/22 VERSION E

9. Subscriber (continued)

In the case of sales to fiduciary accounts, the minimum standards above shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

INFORMATION REQUIRED BELOW

Certification

Exempt payee code (If any)

Exemption from FATCA reporting code (If any)
(Applies to accounts maintained outside the U.S.)

I declare that the information supplied above is true and correct and may be relied upon by Strategic Wireless Infrastructure Fund II, Inc. I acknowledge that the Broker-Dealer/Financial Advisor (Broker-Dealer/Financial Advisor of record) indicated in Section 7 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker-Dealer/Financial Advisor of record at any time by contacting Strategic Wireless Infrastructure Fund II, Inc. at the number indicated below.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):
Under penalties of perjury, I certify that:

1. The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Owner Signature	Date
Co-Owner Signature (If applicable)	Date

CURRENT FORM AS 4/6/22 VERSION E

10. Miscellaneous

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of Shares of Strategic Wireless Infrastructure Fund II, Inc. experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 9, they are asked to promptly notify Strategic Wireless Infrastructure Fund II, Inc. and the Broker-Dealer in writing. The Broker-Dealer may notify Strategic Wireless Infrastructure Fund II, Inc. if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 9, and Strategic Wireless Infrastructure Fund II, Inc. may rely on such notification to terminate such investor's participation in the Distribution Reinvestment Plan.

No sale of Shares may be completed until at least five business days after you receive the final Prospectus. You will receive a written confirmation of your purchase.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in Strategic Wireless Infrastructure Fund II, Inc.

Please be aware that Strategic Wireless Infrastructure Fund II, Inc., its advisor, sponsor and affiliated dealer manager, and their respective officers, directors, employees and affiliates are not undertaking to provide impartial investment advice or to give in a fiduciary capacity in connection with Strategic Wireless Infrastructure Fund II, Inc.'s public offering or the purchase of Strategic Wireless Infrastructure Fund II, Inc.'s common stock and that the advisor and dealer manager have financial interests associated with the purchase of Strategic Wireless Infrastructure Fund II, Inc.'s common stock, as described in the Prospectus, including fees, expense reimbursements and other payments they anticipate receiving from Strategic Wireless Infrastructure Fund II, Inc. in connection with the purchase of common stock.

11. Make Checks Payable, Wiring Instructions and Mailing Information

Check Instructions

For Non-Custodial Accounts: Please mail a completed original Subscription Agreement along with a check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement, to the appropriate address as outlined below.

For Custodial Accounts: Please mail a completed original Subscription Agreement directly to the custodian, along with your check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement.

Strategic Wireless Infrastructure Fund II, Inc Investors: The Subscription Agreement, together with a check made payable to "Strategic Wireless Infrastructure Fund II, Inc." for the full purchase price, should be delivered to the address below.

Mailing Address

Regular Mail
Investment Processing Department
c/o DST Systems, Inc.
PO BOX 219731
Kansas City, MO 64121-9731

Overnight Mail
Investment Processing Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

Subscription Agreements may be faxed to:
855.223.2474

Subscription Agreements may be emailed to:
stratwire.ai@dstsystems.com

Payment may be wired to:
UMB Bank, N.A.
1010 Grand Boulevard, 4th Floor
Kansas City, MO 64106
ABA #: 101000695
Account #: 9871916944
FAO: (Include Account Title)

Additional Subscriptions

If you are an existing stockholder and you wish to make an additional subscription, please complete, date and sign an Additional Subscription Form and return the same according to the submission procedures outlined above.

Should you have any questions or concerns and require customer service to handle your request or inquiry, please contact our transfer agent at:

Investment Processing Department
c/o DST Systems, 430 W. 7th St., Kansas City, MO 64105
Investors: 888.292.3178
Financial Professionals: 877.907.1148

CURRENT FORM AS 4/6/22 VERSION E

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CURRENT FORM AS 4/6/22 VERSION E

Investor Instructions

(not required to be returned with Subscription Agreement)

Please follow these instructions carefully. Failure to do so could result in the rejection of your subscription.

1. Investment

PLEASE NOTE: The Company does not accept money orders, traveler's checks, starter checks, foreign checks, counter checks, third party checks or cash.

2. Enter Account Type - Check One Box Only

Please check the appropriate box to indicate the account type of the subscription.

* Transfer on Death (TOD): Investors who qualify may elect Transfer on Death (TOD) registration for such investment account. TOD registration is designed to give an owner/investor of securities the option of a nonprobate transfer at death of the assets held in the account by designating proposed beneficiary(ies) to receive the account assets upon the owner/investor's death. TOD registration is available only for owner(s)/investor(s) who are (i) a natural person or (ii) two natural persons holding the account as Tenants by the Entirety or (iii) two or more natural persons holding the account as Joint Tenants with Right of Survivorship or (iv) a married couple holding the account as community property with right of survivorship. The following forms of ownership are ineligible for TOD registration: Tenants in Common, community property without survivorship, non-natural account owners (i.e., entities such as corporations, trusts or partnerships), and investors who are not residents of a state that has adopted the Uniform Transfer on Death Security Registration Act.

Investors who are plan participants under a registered IRA, Keogh, Qualified Pension Plan or Qualified Profit Sharing Plan program may be eligible to purchase such investment through such accounts. No representations are made, and the offeror disclaims any responsibility or liability to the plan custodian, plan administrators, plan participants, investors, or beneficiaries thereof as to the tax ramifications of such investment, the suitability or eligibility of such investment under the respective plan, or that such Investment comports with ERISA, Internal Revenue Service or other governmental rules and regulations pertaining to such plan investments and rights thereunder. A separate private investment form or similar documentation from the Plan Custodian/ Administrator and plan participants/investors is required for investment through these types of accounts.

3. Enter Investment Title

All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 9, you are certifying that this number is correct.

Please print the exact name(s) in which Shares are to be registered. Include the trust/entity name, if applicable. If the account is Qualified, include the names and taxpayer identification numbers of the investor and the custodian or trustee.

4. Enter Investor Information

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions, including Strategic Wireless Infrastructure Fund II, Inc., to obtain, verify and record information that identifies each person who opens an account or person(s) authorized to effect transactions in an account. When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. Some or all of this information will be used to verify the identity of all persons opening an account.

Enter the name(s), mailing address and telephone numbers of the registered owner of the investment.

You must include a permanent street address even if your mailing address is a P.O. Box. If the investment is to be held by joint owners you must provide the requested investor information for each joint owner.

All investors must provide a taxpayer identification number or social security number. By signing in Section 9, you are certifying that this number is correct.

Primary Investor is: Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)
Secondary Investor is: Additional Accountholder, Trustee, Officer/Authorized Signer, Custodian (UGMA/UTMA)

5. Enter Third Party Custodian Information

Make checks payable to the custodian and send ALL paperwork directly to the custodian.

If you wish to purchase Shares through an IRA, and would like to establish an IRA account for this purpose, First Trust Retirement has agreed to serve as IRA custodian for such purpose: however, we do not require that you use our IRA custodian. Strategic Wireless Infrastructure Fund II, Inc. will pay the first-year annual IRA maintenance fees of such accounts with First Trust Retirement. Thereafter, investors will be responsible for the annual IRA maintenance fees which are currently $35 per account per year. A separate IRA application from First Trust Retirement must be completed and can be found in the Strategic Wireless Infrastructure Fund Combined/Traditional Roth Package. Further information about custodial services is also available through your financial representative or our dealer-manager.

Complete this section if the registered owner of the investment will be a Custodian Plan or Trust.

6. Enter Distribution Information

Please review section

7. Enter Broker-Dealer and Financial Professional Information

PLEASE NOTE: The Broker-Dealer or Financial Professional must complete and sign this section of the Subscription Agreement. All fields are mandatory.

The Broker-Dealer is duly licensed and may lawfully offer and sell the Shares in the state of sale designated as the investor's principal place of residence or principal place of business, as applicable; and agrees to maintain records of the information used to determine that an investment in Shares is suitable and appropriate for the investor for a period of six years.

Net of Commission Purchase ("NOCP"): NOCPs are available to registered associates and other employees of soliciting Broker-Dealer, the Company and their affiliates, participants in a wrap account or commission replacement account with approval for a discount by the Broker-Dealer, RIA, bank trust account, etc. Representatives will not receive selling commission.

RIA or Wrap Submission: Check the appropriate box to indicate whether submission is made through a Registered Investment Advisor ("RIA") in its capacity as the RIA and not in its capacity as a Financial Professional, if applicable, whose agreement with the subscriber includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or principal or any stockholder of the RIA firm is a FINRA licensed Financial Professional affiliated with a Broker-Dealer, the transaction should be completed through that Broker-Dealer, not through the RIA, and the applicable box should be checked.

CURRENT FORM AS 4/6/22 VERSION E

8. Electronic Delivery Form (Optional)

Please review section.

9. Signatures and Acknowledgements

IMPORTANT: Please carefully read and separately initial each of the representations. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

By signing this Subscription Agreement, you agree to provide the information in Section 9 of such Agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

Guidelines for U.S. Taxpayer Certifications

Definition of a U.S. Person - For U.S. federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, fund or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Treasury Regulations section 301.7701-7).

What Number to Give the Requester - Social Security numbers ('SSN') have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN') have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All 'Section' references are to the Internal Revenue Code of 1986, as amended.

For this type of account:	Give the SSN of:
1. An individual's account	The individual
2. Two or more individuals (Joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)
4. (a) The usual revocable savings trust account (grantor also is trustee)	The grantor-trustee (1)
(b) So-called trust account that is not a legal or valid trust under State law	The actual owner (1)
5. Sole proprietorship or disregarded entity owned by an individual	The owner (3)
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see, Regulations section 1.671-4(b)(2)(i)(B) and 1.671-4(B)(2)(iii))	The trust
6a. Grantor trust disregarded pursuant to Regulations section 1.671-4(b)(2)(i)(A) or filing Form 1041	The grantor (4)
7. Disregarded entity not owned by an individual	The owner (3)
8. A valid trust, estate, or pension trust	The legal entity (5)
9. Corporate or LLC electing corporate status on Form 8832 or S Corporation status on Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC not taxed as a Corporation	The partnership or LLC
12. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity
13. A broker or registered nominee	The broker or nominee

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's SSN.
(3) You must show your individual name and you also may enter your business or 'DBA' name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
(4) Note: Grantor also must provide a Form W-9 to trustee of trust.
(5) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/forms/ss-5.pdf. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

Payees Exempt from Backup Withholding and/or FATCA Reporting

If you are exempt from backup withholding and/or FATCA reporting, enter in Section 9, any code(s) that may apply to you.

Exempt Payee Code

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

CURRENT FORM AS 4/6/22 VERSION E

Guidelines for U.S. Taxpayer Certifications, continued

Section references below are to the Internal Revenue Code of 1986, as amended. The following codes identify payees that are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401 (f)(2)
2. The United States or any of its agencies or instrumentalities
3. A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions, agencies or instrumentalities
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities
5. A corporation
6. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession
7. A futures commission merchant registered with the Commodity Futures Trading Commission
8. A real estate investment trust
9. An entity registered at all times during the tax year under the Investment Company Act of 1940
10. A common trust fund operated by a bank under section 584(a)
11. A financial institution
12. A middleman known in the investment community as a nominee or custodian
13. A trust exempt from tax under section 664 or described in section 4947

For interest and dividends, all listed payees are exempt except payees listed in category 7. For broker transactions, payees listed in categories 1 through 4 and 6 through 11 and all C corporations are exempt. For broker transactions, S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Exempt payees described above should complete Section 9 to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER AND ANY APPLICABLE EXEMPT PAYEE CODE, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Exemption from FATCA Reporting Code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B – The United States or any of its agencies or instrumentalities
C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions, agencies, or instrumentalities
D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
E – A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G – A real estate investment trust
H – A regulated investment Company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I – A common trust fund as defined in section 584(a)
J – A bank as defined in section 581
K – A broker
L – A trust exempt from tax under section 664 or described in section 4947
M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Privacy Act Notice

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

Penalties

- Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
- Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.
- Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
- Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.

4/22 SW20034-E

APPENDIX D
FORM OF ADDITIONAL SUBSCRIPTION AGREEMENT

STRATEGIC WIRELESS INFRASTRUCTURE FUND II

ADDITIONAL SUBSCRIPTION AGREEMENT

This form may be used by any current investor in Strategic Wireless Infrastructure Fund II, Inc., (the "Company"), who desires to purchase additional Shares of company common stock. Investors in the Company who acquired Shares through a transfer of ownership or transfer on death and wish to make additional investments must complete the Company's Subscription Agreement.

1. Investment

All investments are subject to suitability standards, see the corresponding Prospectus and Section 5 herein.

Amount of Subscription ________ State of Sale ________

PLEASE NOTE: The minimum additional purchase requirement is $500.

Payment will be made with: ☐ Enclosed Check ☐ Funds Wired ☐ Funds to Follow - Name of Institution ________

☐ Volume Discount* **Check this box ONLY after discussion with your broker-dealer. Please provide a separate request in writing that sets forth the basis for receiving a volume discount as set forth in the Prospectus.*

2. Account Number

Account Number ________

3. Investor Information

Primary Investor is: Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)

Secondary Investor is: Additional Accountholder, Trustee, Officer/Authorized Signer, Custodian for UGMA/UTMA

Primary Investor Name ________ SSN/TIN ________ DOB ________

Secondary Investor Name ________ SSN/TIN ________ DOB ________

Street Address ________

City ________ State ________ Zip Code ________

Mailing Address (optional) ________

City ________ State ________ Zip Code ________

Phone (day) ________ Phone (evening) ________ Email ________

4. Broker-Dealer and Financial Professional Information

Broker-Dealer Name ________

Financial Professional's Name ________ Rep Number ________

Financial Professional's Firm Name ________ Branch ID ________

Financial Professional's Address ________

Financial Professional's City ________ State ________ ZIP ________

Financial Professional's Phone ________ Financial Professional's Fax ________

Financial Professional's E-Mail Address ________

This Subscription was made as follows:

☐ Through a participating Broker-Dealer

☐ Through a participating RIA unaffiliated with a participating Broker-Dealer

☐ Through a participating Broker-Dealer pursuant to a wrap fee or other asset fee arrangement with the Subscriber as a result of which no commissions are paid.

☐ *Friends and Family Purchase

☐ **Net of Commissions

*** Registered Investment Advisor (RIA) and Wrap Fee Representation/Net of Commission Purchase. Please check the box if this investment is made through an RIA charging no commissions on this sale or otherwise is made pursuant to a wrap fee or other asset fee arrangement with the Subscriber and as a result no commissions shall be paid to the participating RIA or broker.*

CURRENT FORM AS OF4/11/22 VERSION B

4. Broker-Dealer and Financial Professional Information, continued

The undersigned confirms which confirmation is made on behalf of the Broker-Dealer with respect to sales of securities made through a Broker-Dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investors identified herein are true, correct and complete in all respects, (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered or made available a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

The undersigned Financial Professional represents and certifies that, if the investor is a "retail customer" as defined in Regulation Best Interest, (i) the undersigned has a reasonable basis to believe that (a) a purchase of Shares would be in the best interest of the investor based upon the investor's investment profile and the potential risks, rewards, and costs associated with such an investment and (b) the undersigned has not placed its interests or those of the Financial Representative ahead of the interest of the investor in recommending such investment and (ii) the undersigned and the Financial Representative have complied with any applicable enhanced standard of conduct, including, but not limited to, the other requirements of Regulation Best Interest in relation to the proposed purchase of Shares. The undersigned Financial Representative further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing Anti-Money Laundering Program and Customer Identification Program.

As a Registered Associate of a FINRA member firm or a Registered Investment Advisor, I hereby certify that I am properly licensed and I am registered in the state of sale. State of sale is defined as the investor's principal place of residence or principal place of business, as applicable.

Signature of Financial Professional ______________________ Date ____________

Branch Manager Signature (if required by Broker-Dealer) ______________________ Date ____________

5. Subscriber

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. The Company may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to identify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate, which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make representations on your behalf.

In order to induce the Company to accept this subscription, I hereby represent and warrant to you as follows.

PLEASE NOTE: ALL ITEMS MUST BE READ AND INITIALED

a. A copy of the Final Prospectus was delivered to me at least five (5) business days before the date of this agreement. ________ Initials ________ Initials

b. I have (i) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000. ________ Initials ________ Initials

c. In addition to the general suitability requirements described above in 9(b), I meet the higher suitability requirements, if any, imposed by the state of my primary residence as set forth in the Prospectus under "SUITABILITY STANDARDS." ________ Initials ________ Initials

d. I acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid. ________ Initials ________ Initials

e. I am purchasing the Shares for my own account or, if I am purchasing the Shares on behalf of an entity named in Section 4 of this Subscription Agreement, I have due authority to execute this Subscription Agreement on behalf of such entity and hereby legally bind such entity. ________ Initials ________ Initials

f. I acknowledge that the price per share at which my investment will be executed will be made available at www.strategicwirelessinfrastructurefundii.com and in a prospectus supplement or post-effective amendment filed with the Securities and Exchange Commission ("SEC"), available at www.sec.gov. I acknowledge that the price per share will generally be equal to the prior month's net asset value ("NAV") per share of the class of Shares being purchased, plus applicable upfront selling commissions and dealer manager fees. I acknowledge that my subscription request will not be accepted before the later of (i) two business days before the first calendar day of each month and (ii) three business days after the price is made publicly available. I acknowledge that I am not committed to purchase the Shares at the time my subscription request is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentences. I acknowledge that I may withdraw my subscription request by notifying the transfer agent, my financial professional or directly through a toll-free telephone line, (888) 292-3178. ________ Initials ________ Initials

State-Specific Requirements

g. If I am an **Alabama** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. and its affiliates may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments. ________ Initials ________ Initials

h. If I am an **Idaho** resident, I have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, my total investment in Strategic Wireless Infrastructure Fund II, Inc. may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments. ________ Initials ________ Initials

CURRENT FORM AS OF4/11/22 VERSION B

i. If I am an **Iowa** resident, I have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, if I am not an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded real estate investment trusts (REITs) does not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

j. If I am a **Kansas** resident, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their total investment in this offering and other non-traded real estate investment trusts to not more than 10% of such investor's liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

k. If I am a **Kentucky** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. and its affiliated non-publicly traded real estate investment trusts may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

l. If I am a **Maine** resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

m. If I am a **Massachusetts** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. and in other illiquid direct participation programs may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

n. If I am a **Missouri** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

o. If I am a **Nebraska** resident, and I do not meet the definition of "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded direct participation programs may not exceed 10% of my net worth.

Initials Initials

Initials Initials

New Jersey investors are advised that Class S and Class T shares are subject to upfront selling commissions and/or dealer manager fees, and Class S, Class T and Class D shares are subject to stockholder servicing fees. Because the purchase price for the Class S and Class T shares is the transaction price plus applicable upfront fees, the upfront fees may reduce the amount of the Class S and Class T share purchase price that is available to the Company for investment and other capital needs, the stockholder servicing fees may reduce the amount of distributions, and the fees could result in a reduction in the NAV of the Class S, Class T and Class D shares if distributions are declared in an amount less than the stockholder servicing fees.

q. If I am a **New Mexico** resident I must limit my investment in Strategic Wireless Infrastructure Fund II, Inc., its affiliates and other non-traded real estate investment trusts to 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Initials Initials

r. If I am a **North Dakota** resident, I have a net worth of at least 10 times my investment in Strategic Wireless Infrastructure Fund II, Inc.

Initials Initials

s. If I am an **Ohio** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc., its affiliates and other non-traded real estate investment programs may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Initials Initials

t. If I am an **Oregon** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. may not exceed 10% of my net worth.

Initials Initials

u. If I am a **Pennsylvania** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc. may not exceed 10% of my net worth (exclusive of home, home furnishings, and automobiles).

Initials Initials

v. If I am a **Puerto Rico** resident, my investment in Strategic Wireless Infrastructure Fund II, Inc., its affiliates and other non-traded real estate investment programs may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Initials Initials

w. If I am a **Tennessee** resident who is not an "accredited investor" as defined in 17 C.F.R. § 230.501, my investment in Strategic Wireless Infrastructure Fund II, Inc. may not be more than 10% of my net worth.

x. If I am a **Vermont** resident and I am not an "accredited investor" as defined in 17 C.F.R. § 230.501, my investment in this offering may not exceed 10% of my liquid net worth. For these purposes, "liquid net worth" is defined as an investor's total assets (not including home, home furnishings, or automobiles) minus total liabilities.

Initials Initials

CURRENT FORM AS OF4/11/22 VERSION B

5a. Subscriber Acknowledgements & Signatures

See Guidelines for U.S. Taxpayer Certifications (the "Guidelines") in Section 5b of this Additional Subscription Agreement for the guidelines on how to complete Section 5a.

INFORMATION REQUIRED BELOW

Certification

Exempt payee code (If any)

Exemption from FATCA reporting code (If any)
(Applies to accounts maintained outside the U.S.)

SELECTION REQUIRED BELOW

Certification instructions. You must check the box in item 2 below next to the statement that applies to you.

By signing below, under penalties of perjury, I certify that:

1. The number shown above and in this Additional Subscription Agreement is my correct taxpayer identification number, and

2. ☐ I am not subject tw o backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to back

or

☐ I am subject to backup withholding because I have been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, and

3. I am a U.S. citizen or other U.S. Person (as defined in the Guidelines), and

4. The FATCA code(s) entered on this form (if any) indicating I am exempt from FATCA reporting is correct.

WE INTEND TO ASSERT THE FOREGOING REPRESENTATION AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE PERSON. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS THEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS. BY EXECUTING THIS ADDITIONAL SUBSCRIPTION AGREEMENT, THE SUBSCRIBER HEREBY DECLARES THE INFORMATION SUPPLIED ABOVE IS TRUE AND CORRECT AND MAY BE RELIED UPON BY THE COMPANY AND THE ADVISOR IN CONNECTION WITH THE SUBSCRIBER'S INVESTMENT IN THE COMPANY.

A SALE OF SHARES MAY NOT BE COMPLETED UNTIL THE SUBSCRIBER HAS BEEN IN RECEIPT OF THE FINAL PROSPECTUS FOR THE COMPANY FOR AT LEAST FIVE (5) BUSINESS DAYS.

THE SUBSCRIBER WILL NOT BE ADMITTED AS A STOCKHOLDER OF THE COMPANY UNTIL THIS ADDITIONAL SUBSCRIPTION AGREEMENT HAS BEEN ACCEPTED BY THE COMPANY. THE COMPANY MAY REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. SUBSCRIPTIONS WILL BE ACCEPTED OR REJECTED WITHIN 30 DAYS OF THEIR RECEIPT. THE COMPANY WILL ACCEPT SUBSCRIPTIONS IN GOOD ORDER NO LESS FREQUENTLY THAN MONTHLY, SUBJECT TO THE TERMS OF THE CURRENT PROSPECTUS. IF THE COMPANY REJECTS THE SUBSCRIBER'S SUBSCRIPTION, THE PURCHASE PRICE WILL BE RETURNED TO THE SUBSCRIBER WITHIN TEN (10) BUSINESS DAYS AFTER THE REJECTION OF THE SUBSCRIPTION. IF THE SUBSCRIBER'S SUBSCRIPTION IS ACCEPTED, THE SUBSCRIBER WILL BE SENT A CONFIRMATION OF ITS PURCHASE AFTER THE SUBSCRIBER HAS BEEN ADMITTED AS A STOCKHOLDER..

5a. Subscriber Acknowledgements & Signatures, continued

SIGNATURE REQUIRED BELOW

IN ORDER TO HAVE THIS AGREEMENT EXECUTED, THE INVESTOR(S) MUST SIGN THIS SECTION

For the Company, if the investor signing below is acquiring the Shares through an IRA or will otherwise beneficially hold the Shares through a Custodian or Trustee, the investor also authorizes the Company to receive (on behalf of the investor) authorization for the investor to act as proxy for the Custodian or Trustee. This authorization coupled with the Custodian or Trustee authorization below is intended to permit the investor to vote his or her Shares even though the investor is not the record holder of the Shares. Signing Section 5a will not constitute an acceptance of this Additional Subscription Agreement.

Owner Signature Date

Co-Owner Signature (If applicable) Date

AUTHORIZATION: FOR AUTHORIZED REPRESENTATIVE OF CUSTODIAN USE ONLY

Signature of Custodian(s) or Trustee(s): By signing this Subscription Agreement, the Custodian authorizes the investor to vote the number of Shares of the Company that are beneficially owned by the investor as reflected on the records of the Company. This authorization shall remain in place until revoked in writing by the Custodian. The Company is hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

Authorized Signature (Custodian or Trustee) Date

☐ I am a Registered Investment Advisor Financial Professional and am completing and signing this application for a fiduciary account over which I maintain discretionary authority pursuant to a legally valid investment advisory agreement, which discretionary authority includes within its scope my completion and execution of this application on behalf of the investor. **THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVE.**

☐ I am acting in a fiduciary capacity and am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. **THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.**

5b. Guidelines for U.S. Taxpayer Certifications

Definition of a U.S. Person - For U.S. federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, Company or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Treasury Regulations section 301.7701-7).

CURRENT FORM AS OF4/11/22 VERSION B

What Number to Give the Requester - Social Security numbers ('SSN') have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN') have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All 'Section' references are to the Internal Revenue Code of 1986, as amended.

For this type of account:	Give the SSN of:
1. An individual's account	The individual
2. Two or more individuals (Joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)
4. (a) The usual revocable savings trust account (grantor also is trustee)	The grantor-trustee (1)
(b) So-called trust account that is not a legal or valid trust under State law	The actual owner (1)
5. Sole proprietorship or disregarded entity owned by an individual	The owner (3)
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see, Regulations section 1.671-4(b)(2)(i)(B) and 1.671-4(B)(2)(iii))	The trust
6a. Grantor trust disregarded pursuant to Regulations section 1.671-4(b)(2)(i)(A) or filing Form 1041	The grantor (4)
7. Disregarded entity not owned by an individual	The owner (3)
8. A valid trust, estate, or pension trust	The legal entity (5)
9. Corporate or LLC electing corporate status on Form 8832 or S Corporation status on Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC not taxed as a Corporation	The partnership or LLC
12. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity
13. A broker or registered nominee	The broker or nominee

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's SSN.
(3) You must show your individual name and you also may enter your business or 'DBA' name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
(4) Note: Grantor also must provide a Form W-9 to trustee of trust.
(5) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal Financial Professional or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

5c. Guidelines for U.S. Taxpayer Certifications, continued

Obtaining a Number

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/forms/ss-5.pdf. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

Payees Exempt from Backup Withholding and/or FATCA Reporting

If you are exempt from backup withholding and/or FATCA reporting, enter in Section 5, any code(s) that may apply to you.

Exempt Payee Code

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

6. Check Instructions

For Non-Custodial Accounts: Please mail a completed original Subscription Agreement along with a check and the appropriate documents outlined in Sections 1 and 2 of this Additional Subscription Agreement to the appropriate address as outlined below.

For Custodial Accounts: Please mail a completed original Subscription Agreement directly to the custodian, along with your check and the appropriate documents outlined in Sections 1 and 2 of this Additional Subscription Agreement.

Strategic Wireless Infrastructure Fund II, Inc. Investors: The Additional Subscription Agreement, together with a check made payable to "Strategic Wireless Infrastructure Fund II, Inc." for the full purchase price, should be delivered to the address below.

6a. Mailing Address

Regular Mail
Investment Processing Department
c/o DST Systems, Inc.
PO BOX 219731
Kansas City, MO 64121-9731

Overnight Mail
Investment Processing Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

Subscription Agreements may be faxed to:
855.223.2474

Subscription Agreements may be emailed to:
stratwire.ai@dstsystems.com

Payment may be wired to:
UMB Bank, N.A.
1010 Grand Boulevard, 4th Floor
Kansas City, MO 64106
ABA #: 101000695
Account #: 9871916944
FAO: (Include Account Title)

4/22
SW20038-B
CURRENT FORM AS OF4/11/22 VERSION B

APPENDIX E
PRIVACY POLICY
STRATEGIC WIRELESS INFRASTRUCTURE FUND II, INC.
PRIVACY POLICY
OUR COMMITMENT TO PROTECTING YOUR PRIVACY
We consider customer privacy to be fundamental to our relationship with our stockholders. In the course of servicing your account, we collect personal information about you (“Nonpublic Personal Information”). We are committed to maintaining the confidentiality, integrity and security of our stockholders’ personal information. It is our policy to respect the privacy of our current and former stockholders and to protect the personal information entrusted to us. This privacy policy (this “Privacy Policy”) describes the standards we follow for handling your personal information and how we use the information we collect about you.
1.
Information We May Collect.

We may collect Nonpublic Personal Information about you from the following sources:
•
Information on applications, subscription agreements or other forms which may include your name, address, e-mail address, telephone number, tax identification number, date of birth, marital status, driver’s license number, citizenship, assets, income, employment history, beneficiary information, personal bank account information, broker/dealer, financial advisor, IRA custodian, account joint owners and similar parties;

•
Information about your transactions with us, our affiliates and others, such as the types of products you purchase, your account balances and transactional history; and

•
Information obtained from others, such as from consumer credit reporting agencies which may include information about your creditworthiness, debts, financial circumstances and credit history, including any bankruptcies and foreclosures.

2.
Why We Collect Nonpublic Personal Information.

We collect information from and about you:
•
in order to identify you as a customer;

•
in order to establish and maintain your customer accounts;

•
in order to complete your customer transactions;

•
in order to market investment products or services that may meet your particular financial and investing circumstances;

•
in order to communicate and share information with your broker/dealer, financial advisor, IRA custodian, joint owners and other similar parties acting at your request and on your behalf; and

•
in order to meet our obligations under the laws and regulations that govern us.

3.
Use and Disclosure of Information.

We may disclose all of the Nonpublic Personal Information we collect about you as described above to the following types of third parties:
A.
Our Affiliated Companies.   We may offer investment products and services through certain of our affiliated companies, and we may share all of the Nonpublic Personal Information we collect on you with such affiliates. We believe that by sharing information about you and your accounts among our companies, we are better able to serve your investment needs and to suggest services or educational materials that may be of interest to you. You may limit the information we share with our affiliate companies as described at the end of this notice below.

B.
Nonaffiliated Financial Service Providers and Joint Marketing Partners.   From time to time, we

use outside companies to perform services for us or functions on our behalf, including marketing of our own investment products and services or marketing products or services that we may offer jointly with other financial institutions. We may disclose all of the Nonpublic Personal Information we collect as described above to such companies. However, before we disclose Nonpublic Personal Information to any of our service providers or joint marketing partners, we require them to agree to keep your Nonpublic Personal Information confidential and secure and to use it only as authorized by us.
C.
Other Nonaffiliated Third Parties.   We do not sell or share your Nonpublic Personal Information with nonaffiliated outside marketers, for example, retail department stores, grocery stores or discount merchandise chains, who may want to offer you their own products and services. However, we may also use and disclose all of the Nonpublic Personal Information we collect about you to the extent permitted by law. For example, to:

•
correct technical problems and malfunctions in how we provide our products and services to you and to technically process your information;

•
protect the security and integrity of our records, Web Site and customer service center;

•
protect our rights and property and the rights and property of others;

•
take precautions against liability;

•
respond to claims that your information violates the rights and interests of third parties;

•
take actions required by law or to respond to judicial process;

•
assist with detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity; and

•
provide personal information to law enforcement agencies or for an investigation on a matter related to public safety to the extent permitted under other provisions of law.

4.
Protecting Your Information.

Our advisor’s and dealer manager’s personnel are required to follow the procedures we have developed to protect the integrity of your information. These procedures include:
A.
Restricting physical and other access to your Nonpublic Personal Information to persons with a legitimate business need to know the information in order to service your account;

B.
Contractually obligating third parties doing business with us to keep your Nonpublic Personal Information confidential and secure and to use it only as authorized by us;

C.
Providing information to you only after we have used reasonable efforts to assure ourselves of your identity by asking for and receiving from you information only you should know; and

D.
Maintaining reasonably adequate physical, electronic and procedural safeguards to protect your information.

5.
Former Customers.

We treat information concerning our former customers the same way we treat information about our current customers.
6.
Keeping You Informed.

We will provide notice of our Privacy Policy annually, as long as you maintain an ongoing relationship with us. If we decide to change our Privacy Policy, we will post those changes on our Web Site so our users and customers are always aware of what information we collect, use and disclose. If at any point we decide to use or disclose your Nonpublic Personal Information in a manner different from that stated at the time it was collected, we will notify you in writing, which may or may not be by e-mail. If you object to the change to our Privacy Policy, then you must contact us using the information provided in the notice. We will otherwise use and disclose a user’s or a customer’s Nonpublic Personal Information in accordance with the Privacy Policy that was in effect when such information was collected.
7.
Questions About Our Privacy Policy.

If you have any questions about our Privacy Policy, please contact us via telephone at (475) 282-0861.
8.
Your Right to Limit our Information Sharing with Affiliates.

This Privacy Policy applies to Strategic Wireless Infrastructure Fund II, Inc.. Federal law gives you the right to limit some but not all marketing from our affiliates. Federal law also requires us to give you this notice to tell you about your choice to limit marketing from our affiliates. You may tell us not to share information about your creditworthiness with our affiliated companies, except where such affiliate is performing services for us. We may still share with them other information about your experiences with us. You may limit our affiliates in the StratCap group of companies, such as our securities affiliates from marketing their products or services to you based on your personal information that we collect and share with them. This information includes your account and investment history with us and your credit score.
If you want to limit our sharing of your information with our affiliates, you may contact us:
By telephone at: (475) 282-0861.
By mail: Mark your choices below, fill in and send to:
STRATEGIC WIRELESS INFRASTRUCTURE FUND II, INC.
260 Mason Street, Greenwich, Connecticut 06830
☐
Do not share information about my creditworthiness with your affiliates for their everyday business purposes.

☐
Do not allow your affiliates to use my personal information to market to me.

Name:
Signature:
Your choice to limit marketing offers from our affiliates will apply for at least 5 years from when you tell us your choice. Once that period expires, you will receive a renewal notice that will allow you to continue to limit marketing offers from our affiliates for at least another 5 years. If you have already made a choice to limit marketing offers from our affiliates, you do not need to act again until you receive a renewal notice. If you have not already made a choice, unless we hear from you, we can begin sharing your information 30 days from the date we sent you this notice. However, you can contact us at any time to limit our sharing as set forth above.
Residents of some states may have additional privacy rights. We adhere to all applicable state laws.

Strategic Wireless Infrastructure Fund II, Inc.
Maximum Offering of $575,000,000
Common Stock
Prospectus
, 2022
You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by Strategic Wireless Infrastructure Fund II, Inc. and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

PART II
Information Not Required in the Prospectus
Item 31.   Other Expenses of Issuance and Distribution.
The following table itemizes the expenses to be incurred by Strategic Wireless Infrastructure Fund II, Inc. (the “Company”, “we”, “our” or the “registrant”) in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission (the “SEC”) registration fee and the FINRA filing fee.
SEC registration fee	$53,302.50
FINRA filing fee	86,750
Legal	1,000,000
Printing and mailing	1,690,913
Accounting and tax	1,050,000
Blue sky	200,000
Due diligence	2,083,333
Transfer agent fees and expenses	886,400
Promotional items	1,733,333
Legal fees – dealer manager portion	105,000
Total	$8,889,031.50
Item 32.   Sales to Special Parties.
From time to time, we issue unregistered shares of Class IX Common Stock, or “Class IX shares,” to StratCap Digital Infrastructure Advisors II, LLC (our “advisor”) as payment for the management fee due to it. The shares issued to our advisor for payment of the management fee were issued at the applicable transaction price per share at the end of each month for which the fee was earned.
Item 33.   Recent Sales of Unregistered Securities.
Our advisor is entitled to a management fee payable monthly in cash, shares of common stock, or operating partnership units, in each case at our advisor’s election. The offer and sale of such shares to our advisor is claimed to be exempt from the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”) by virtue of Section 4(a)(2) thereof.
On July 13, 2021, we commenced a private offering of Class A Common Stock, or “Class A shares,” Class AX Common Stock, or “Class AX shares,” Class D Common Stock, or “Class D shares,” Class DX Common Stock, or “Class DX Shares,” Class I Common Stock, or “Class I shares”, and Class IX shares to accredited investors only (as defined in Rule 401 under the Securities Act) pursuant to a confidential private placement memorandum. As of            , 2022, the termination date of the private offering, we had received aggregate gross offering proceeds of approximately $       from the sale of approximately             Class A shares,             Class AX shares,             Class D shares,             Class DX shares,             Class I shares and             Class IX shares in our private offering. StratCap Securities, LLC was the dealer manager for the private offering. Each of the purchasers has represented to us that he or she is an accredited investor. Based upon these representations, we believe that the issuances of our Class A shares, Class AX shares, Class D shares, Class DX shares, Class I shares and Class IX shares were exempt from the registration requirements pursuant to Rule 506 and Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.
On December 17, 2021, in order to satisfy the 100-holder real estate investment trust (“REIT”) requirement under the Internal Revenue Code of 1986, as amended (the “Code”), we issued 125 shares of our 12.0% Series A Redeemable Cumulative Preferred Stock, par value $0.01 per share (“Preferred Stock”), with a liquidation preference of $1,000 per share, to certain unaffiliated third parties at a price of $1,000 per share, for gross proceeds of $125,000. Iroquois Capital Advisors, LLC, an unaffiliated entity and the selling agent for such sales, received $10,000 in sales commissions in connection with such sales. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof because the shares of our Preferred Stock were issued in a transaction that did not involve any public offering
Item 34.   Indemnification of Directors, Officers and Others.
Our organizational documents generally limit the personal liability of our stockholders, directors and officers for monetary damages and require us to indemnify and advance expenses to our directors, officers and our advisor and its affiliates subject to the limitations of the Statement of Policy Regarding Real Estate Investment Trusts revised and adopted by the North American Securities Administrators Association on May 7, 2007, or the “NASAA REIT Guidelines,” and Maryland law. Maryland law permits a corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Maryland General Corporation Law, or the “MGCL,” requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL allows directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding to which they are made or threatened to be made a party unless the following can be established:
•
an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•
the director or officer actually received an improper personal benefit in money, property or services; or

•
with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.
In addition to the above limitations of the MGCL, our charter provides that our directors, our advisor and its or our affiliates may be indemnified for losses or liability suffered by them or held harmless for losses or liability suffered by us only if all of the following conditions are met:
•
the indemnitee determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest;

•
the indemnitee was acting on our behalf or performing services for us;

•
in the case of affiliated directors, our advisor or its or our affiliates, the liability or loss was not the result of negligence or misconduct; and

•
in the case of our independent directors, the liability or loss was not the result of gross negligence or willful misconduct.

In addition, any indemnification or any agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

Our charter also provides that we may not provide indemnification to a director, our advisor or any of our or our advisor’s affiliates for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met:
•
there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification;

•
such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or

•
a court of competent jurisdiction approves a settlement of the claims against such party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

Finally, our charter provides that we may pay or reimburse reasonable legal expenses and other costs incurred by our directors, our advisor and its or our affiliates in advance of final disposition of a proceeding only if all of the following are satisfied:
•
the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf;

•
the indemnitee provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification;

•
the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and

•
the indemnitee provides us with a written agreement to repay the amount paid or reimbursed, together with the applicable legal rate of interest thereon, if it is ultimately determined that he or she did not comply with the requisite standard of conduct and is not entitled to indemnification.

We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we would indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of his or her service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. We also maintain a directors and officers insurance policy.
The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums, deductibles and other costs associated with such insurance or, to the extent any such loss is not covered by insurance, our payment of indemnified losses. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals; however, this provision does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit our stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.
Item 35.   Treatment of Proceeds from Shares Being Registered.
Not applicable.
Item 36.   Financial Statements and Exhibits.
(a)   Financial Statements:
The following documents are filed as part of this registration statement:
(1)   Report of Independent Registered Public Accounting Firm

(2)   Consolidated Balance Sheet
(3)   Notes to Consolidated Balance Sheet
(b)   Exhibits
See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-11, which Exhibit Index is incorporated herein by reference.
Item 37.   Undertakings.
(i)
The undersigned registrant hereby undertakes:

(A)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)
To include any prospectus required by section 10(a)(3) of the Securities Act.

(2)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(B)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(D)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering, other than a registration statement relying on Rule 430B or other than a prospectus filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(E)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(ii)
The registrant undertakes to provide to the stockholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

(iii)
The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing stockholders. Each sticker supplement should disclose all compensation and fees received by the advisor and its affiliates in connection with any such acquisition. The post-effective amendment shall include or incorporate by reference audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K for all significant properties acquired during the distribution period.

(iv)
The registrant undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, for each significant property acquired and to provide the information contained in such report to the stockholders at least once each quarter after the distribution period of the offering has ended.

(v)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions and otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Index
Exhibit Number	Description
1.1**	Form of Amended and Restated Dealer Manager Agreement, dated , 2022, by and between Strategic Wireless Infrastructure Fund II, Inc. and StratCap Securities, LLC.
1.2**	Form of Participating Broker Dealer Agreement.
3.1*	Articles of Amendment and Restatement of Strategic Wireless Infrastructure Fund II, Inc., dated July 12, 2021.
3.2*	Articles Supplementary, dated December 3, 2021, Designating the Rights and Preferences of the 12.0% Series A Redeemable Cumulative Preferred Stock.
3.3*	Form of Articles Supplementary
3.4*	Bylaws of Strategic Wireless Infrastructure Fund II, Inc.
4.1*	Distribution Reinvestment Plan (included in Appendix B to the prospectus)
4.2*	Subscription Agreement and Subscription Agreement Signature Page (included as Appendix C to the prospectus, as supplemented to date).
4.3*	Additional Subscription Agreement and Subscription Agreement Signature Page (included as Appendix D to the prospectus, as supplemented to date).
5.1**	Opinion of Venable LLP as to Legality of Securities
8.1**	Opinion of Morrison & Foerster LLP as to Tax Matters
10.1*	Advisory Agreement, dated July 13, 2021, by and among Strategic Wireless Infrastructure Fund II, Inc., SWIF II Operating Partnership, LP and StratCap Digital Infrastructure Advisors II, LLC.
10.2*	First Amendment to Advisory Agreement, dated January 18, 2022, by and among Strategic Wireless Infrastructure Fund II, Inc., SWIF II Operating Partnership, LP and StratCap Digital Infrastructure Advisors II, LLC.
10.3*	Second Amended and Restated Limited Partnership Agreement of SWIF II Operating Partnership, LP, by and between Strategic Wireless Infrastructure Fund II, Inc. and StratCap Digital Infrastructure Advisors II, LLC.
10.4**	Form of Indemnification Agreement
10.5**	Form of Independent Directors Restricted Stock Award Agreement
21**	List of Subsidiaries
10.6**	Form of Property Management Agreement
23.1**	Consent of BDO USA, LLP
23.2**	Consent of Independent Valuation Advisor
23.3**	Consent of Venable LLP (contained in its opinion filed as Exhibit 5.1)
23.4**	Consent of Morrison & Foerster LLP (contained in its opinion filed as Exhibit 8.1).
24.1*	Power of Attorney (included on signature page to the initial filing of this Registration Statement).
107**	Filing fee table

*
Filed herewith

**
To be filed by amendment

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on      , 2022.
STRATEGIC WIRELESS INFRASTRUCTURE FUND II, INC.
By:
Name: Todd A. Rowley
Title: Chief Executive Officer, Chief Investment Officer and Director
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Todd A. Rowley and James Condon, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-11 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Position	Date
Todd A. Rowley	Chief Executive Officer, Chief Investment Officer and Director	2022
James Condon	President and Chairman of the Board of Directors	, 2022
Scott Corkery	Chief Financial Officer, Treasurer and Secretary	, 2022
Daniel Green	Director	, 2022
Kathleen Mitchell	Director	, 2022
Jeffery Hersh	Director	, 2022